**Annual Report and
Notice of Annual Meeting
to Shareholders**



2024

At a **Glance**

Founded in 1888, Hubbell Incorporated is a best-in-class provider of high quality, reliable electrical and utility solutions for a broad range of customer and end-market applications.

$3.6B

UTILITY SOLUTIONS SEGMENT NET SALES

Hubbell Utility Solutions ("HUS") consists of businesses that enable the grid to conduct, communicate, and control energy across utility applications. HUS provides the critical components that allow the grid to reliably transmit and distribute energy, as well as the communications and controls technologies to make the grid smarter and more flexible.

$2.0B

ELECTRICAL SOLUTIONS SEGMENT NET SALES

Hubbell Electrical Solutions ("HES") consists of businesses that are essential to managing power across a wide range of industries and applications. HES provides the critical components that allow operators of buildings, factories, and other industrial infrastructure to connect, protect, wire, and manage power reliably and efficiently.

$5.6B

2024 Total Sales

OPERATIONS HIGHLIGHTS
(As of December 31, 2024)



SHELTON, CT
Headquarters



17,700
Employees



8
Warehouse Locations



52
Manufacturing Locations

PERFORMANCE HIGHLIGHTS[1]



Net Sales
($ Billions)

$4.9 — 2022
$5.4 — 2023
$5.6 — **2024**



Adjusted Diluted EPS[2]

$10.62 — 2022
$15.33 — 2023
$16.57 — **2024**



Free Cash Flow[2]
($ Millions)

$507 — 2022
$715 — 2023
$811 — **2024**

[1] *These performance highlights represent the results of continuing operations. See Note 2 in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025 for further details.*

[2] *Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.*

A Letter to **Our Shareholders**



Gerben W. Bakker
Chairman, President and
Chief Executive Officer
Hubbell Incorporated

Fellow Shareholders,

2024 was another successful year for Hubbell, one where we achieved significant progress across each of our key strategic pillars while also demonstrating our ability to compound off a strong multi-year base of financial outperformance.

We continued to reshape our portfolio in 2024, most notably successfully integrating our 2023 Systems Control acquisition while also closing on the divestiture of the Residential Lighting business. We realized significant growth in strategic vertical markets, aided by successful new product introductions. We delivered accelerated productivity through lean and procurement initiatives, while driving improvement in key safety and service metrics. We invested in talent development and took action on employee feedback to drive improved engagement across the organization.

Importantly, we delivered financial results above the high end of our initial commitments in 2024, despite having to navigate pockets of challenges from telecommunication markets and customer inventory management. On a full year basis, we achieved mid-single digit sales growth, 9% adjusted operating profit growth[1], 90 basis points of adjusted operating margin[1] expansion and double digit growth in free cash flow[1].

We continued to invest in our business while returning value to shareholders in 2024, supported by a strong balance sheet and record free cash flow[1] generation of $811 million. We invested $180 million in capital expenditures to drive future growth and productivity in our facilities, while repurchasing $40 million of Hubbell stock and increasing our dividend by 8%, representing the seventeenth consecutive year of increase.

In November 2024, Hubbell added a new independent Director to our Board, Garrick Rochow, to succeed former Director John Russell, who retired in May 2024. Garrick brings strong operations, strategy, risk management and utility industry experience to Hubbell and has joined both our Audit and Finance Committees.

We also continued to invest in our employees in 2024, launching a refreshed Mission, Vision and Hubbell brand intended to align our organization around a common purpose while better connecting our employees, customers and shareholders to our enterprise strategy. Our Mission is simple, but powerful: **We electrify economies and energize communities**. Our Vision is aspirational, but attainable: **A reliable, resilient, and renewable energy infrastructure built on a backbone of Hubbell solutions**. We brought this refreshed Mission and Vision to life for our employees through an interactive learning campaign across our entire enterprise, enabling all employees to work in small groups to learn how each of Hubbell's businesses and functions connects to our overall strategy and business goals.

Looking ahead, I am excited for Hubbell's future. As we outlined at our Investor Day in June 2024, we are confident in the strength of our business model and in our playbook to deliver sustained outperformance for our key stakeholders. Hubbell is uniquely positioned at the intersection of attractive megatrends in grid modernization and electrification. Energy infrastructure is evolving rapidly as the emergence of artificial intelligence, renewable energy, industrial reshoring and grid modernization combine to drive a long-term investment cycle in our industries. Our people and our service levels are our key differentiators, and with continued focus and execution across each of our strategic pillars we will ensure that Hubbell remains at the forefront in providing best-in-class critical infrastructure solutions for our utility and electrical customers.

Thank you for your continued support and investment in Hubbell.

Sincerely,

Gerben W. Bakker
Chairman, President and Chief Executive Officer
March 24, 2025

Performance Highlights[2]

$5.6B	$16.57	$811M
Net Sales	Adjusted Diluted Earnings per Share[1]	Free Cash Flow[1]

[1] *Adjusted diluted earnings per share, adjusted operating profit growth, adjusted operating margin and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.*

[2] *These performance highlights represent the results of continuing operations. See Note 2 in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025 for further details.*

About **Hubbell**

Recognized for our innovation, quality, and deep commitment to serving our customers for over 136 years, Hubbell Incorporated ("Hubbell") is a best-in-class provider of high quality, reliable electrical and utility solutions for a broad range of customer and end market applications.

Our Vision

A **Reliable**, **Resilient**, and **Renewable** energy infrastructure built on a backbone of Hubbell solutions.

Our Mission

We **Electrify** economies and **Energize** communities.

UTILITY SOLUTIONS

IN FRONT OF THE METER

UTILITY	TRANSMISSION	DISTRIBUTION

In Front of the Meter is where utilities transmit and distribute energy to their customers. This is the backbone of the grid.


RENEWABLES


ELECTRICITY


GAS


WATER


TELCOM



THE E

COMMUNICATIONS

The Edge consists of smart meters and communication systems that connect utilities with owner/operators and allow energy and data to be distributed back and forth.

RENEWABLES


GAS


TELCOM


ELECTRICITY


WATER


Our Strategy

Our strategic focus is on delivering a comprehensive suite of leading-edge, high quality electrical and utility solutions. We seek to achieve this by acquiring complementary businesses in established markets and investing in new product development to help our existing products retain their market leadership.

Our Solutions

Our reporting segments, Hubbell Utility Solutions ("HUS") and Hubbell Electrical Solutions ("HES"), support the energy infrastructure and **electrify** and **energize** communities through innovative solutions In Front of the Meter, On the Edge, and Behind the Meter.

ELECTRICAL SOLUTIONS

EDGE

AND CONTROLS



BEHIND THE METER

DIVERSIFIED APPLICATIONS   OWNER/OPERATOR

Behind the Meter is where owners and operators of buildings and other critical infrastructure consume energy.

RESIDENTIAL

NON-RESIDENTIAL

LIGHT INDUSTRIAL

HEAVY INDUSTRIAL



NON-RESIDENTIAL

HEAVY INDUSTRIAL

LIGHT INDUSTRIAL

RESIDENTIAL

Board of **Directors**



Gerben W. Bakker
Chairman, President and Chief Executive Officer of the Company.

Board Committee:
Executive - Chair



Neal J. Keating
Retired Chairman, President and Chief Executive Officer of Kaman Corporation (Aerospace and industrial distribution).

Board Committees:
Compensation, Executive, Nominating and Corporate Governance - Chair



Carlos M. Cardoso
Retired Chairman of Garrett Motion Inc. (Transportation systems).

Board Committees:
Compensation - Chair, Executive, Nominating and Corporate Governance



Bonnie C. Lind
Retired Senior Vice President, Chief Financial Officer and Treasurer of Neenah, Inc. (Global manufacturer of technical specialties products, fine paper and packaging).

Board Committees:
Audit - Chair, Executive, Nominating and Corporate Governance



Debra L. Dial
Retired Senior Vice President, Chief Accounting Officer and Controller, AT&T Inc. (Global telecommunications company).

Board Committees:
Audit, Finance



John F. Malloy
Chairman, Retired President and Chief Executive Officer of Victaulic Company (Mechanical pipe joining systems).

Board Committees:
Audit, Executive, Finance - Chair



Anthony J. Guzzi
Chairman, President and Chief Executive Officer of EMCOR Group, Inc. (Mechanical, electrical construction and facilities services).

Lead Independent Director

Board Committees:
Compensation, Executive, Finance, Nominating and Corporate Governance



Jennifer M. Pollino
Executive coach and consultant with JMPollino, LLC (Leadership development, talent management and succession planning firm).

Board Committees:
Audit, Compensation



Rhett A. Hernandez
President of CyberLens, LLC (Cybersecurity and strategic planning firm).

Board Committees:
Audit, Finance



Garrick J. Rochow
President and CEO of CMS Energy Corporation and Consumers Energy Company (Electric and natural gas utility).

Board Committees:
Audit, Finance



2025

Proxy Statement



Notice of 2025 Annual Meeting of Shareholders

MEETING INFORMATION

Date and Time
Tuesday, May 6, 2025, at 9:00 a.m.

Location
Hubbell Incorporated
40 Waterview Drive, Shelton, CT 06484

Record Date
March 7, 2025

Your proxy is being solicited for the Annual Meeting of Shareholders (the "Annual Meeting") of Hubbell Incorporated ("Hubbell" or the "Company"), or any adjournment, continuation, or postponement of the Annual Meeting, on behalf of Hubbell's Board of Directors (the "Board"). On or around March 24, 2025, we mailed a Notice of the Internet Availability of Proxy Materials to all shareholders of record advising that they could view all of our proxy materials (Proxy Statement, proxy card, and Annual Report on Form 10-K) online at **www.proxyvote.com**, or request a paper or email copy of the proxy materials, free of charge.

How To Vote

Your vote is important. Please vote as soon as possible by one of the methods shown below. Make sure to have your proxy card, voting instruction form, or Notice of Internet Availability in hand and follow the instructions.



BY TELEPHONE
Vote your shares by calling 1-800-690-6903 toll-free.



ONLINE
Vote your shares online at **www.proxyvote.com**.



BY MAIL
If you requested a paper copy of the proxy materials, complete, sign, date and return your proxy card in the prepaid envelope.



IN PERSON
Shareholders who attend the Annual Meeting may vote in person. Beneficial owners of shares must obtain a legal proxy from their broker, bank, or record holder and present it to the inspectors of election to be able to vote at the meeting.



BY SCANNING
You can vote your shares online by scanning the QR code on your proxy card. You will need the 16-digit control number on your proxy card.

Items of Business	Board's Voting Recommendation
PROPOSAL 1 Election of Directors.	**FOR each Nominee**
PROPOSAL 2 Approve, by an advisory vote, the compensation of the Named Executive Officers.	**FOR**
PROPOSAL 3 Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025.	**FOR**
PROPOSAL 4 Approve the amendment and restatement to the Certificate of Incorporation to adopt a majority voting standard in uncontested elections of Directors.	**FOR**
PROPOSAL 5 Approve the Hubbell Incorporated Incentive Award Plan.	**FOR**

In addition, any other business properly presented may be acted upon at the meeting.

Record Date

If you were a shareholder of record at the close of business on March 7, 2025, you are entitled to notice of and to vote at the Annual Meeting. By order of the Board,

Katherine A. Lane
Senior Vice President, General Counsel and Secretary
March 24, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 6, 2025.

This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report on Form 10-K for the year ended 2024 are available at **www.proxyvote.com**. Have your Notice of the Internet Availability of Proxy Materials or proxy card in hand when you go to the website.

Table of **Contents**

2024 HIGHLIGHTS

Launched a refreshed brand, Mission and Vision.	**6**
Appointed a new Director - Garrick J. Rochow, November 19, 2024.	**8**
Signed a new bolt-on acquisition in the Electrical Solutions Segment.	**8**
Closed on the disposition of Hubbell's residential lightning business.	**8**
Revised the Compensation Peer Group.	**45**

Proxy Summary

This Proxy Summary highlights selected information contained in this Proxy Statement. It does not contain all the information that you should consider when deciding how to vote. Please read the entire Proxy Statement carefully before voting.

Annual Shareholders Meeting

DATE: May 6, 2025

TIME: 9:00 a.m.

PLACE: Hubbell Incorporated, 40 Waterview Drive, Shelton, CT 06484

RECORD DATE: March 7, 2025

MAILING DATE: This Proxy Statement was first mailed to shareholders on or about March 24, 2025.

VOTING: Shareholders as of the record date are entitled to vote. Each share of Common Stock of Hubbell Incorporated (the "Company") is entitled to one vote for each director nominee and one vote for each of the proposals.

Voting Matters and Vote Recommendations

A quorum is required to transact business at the Annual Meeting. The presence of the holders of Common Stock, in person or by proxy, representing a majority of the voting power of the Company's outstanding shares will constitute a quorum. Abstentions and broker non-votes are counted as present for quorum purposes.

Proposal		Board's Voting Recommendation	Page
PROPOSAL 1	Election of 10 Directors.	✓ **FOR each Nominee**	14
PROPOSAL 2	Approve, by an advisory vote, the compensation of the Named Executive Officers.	✓ **FOR**	36
PROPOSAL 3	Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2025.	✓ **FOR**	73
PROPOSAL 4	Approve the amendment and restatement to the Certificate of Incorporation to adopt a majority voting standard in uncontested elections of Directors.	✓ **FOR**	76
PROPOSAL 5	Approve the Hubbell Incorporated Incentive Award Plan.	✓ **FOR**	78

We do not intend to present any business at the Annual Meeting other than the items described in the Proxy Statement, and we have no information that others intend to do so. The proxies appointed by our Board of Directors (and named on your Proxy Card) will vote all shares as the Board recommends above unless you instruct otherwise when you vote. If a matter not described in this Proxy Statement is properly presented at the Annual Meeting, the named proxies will have the discretion to vote your shares in their judgment. You may revoke your proxy at any time before the Annual Meeting. See Revocation of Proxy on page 88 for more information.

🔺 Our Refreshed Brand, Vision and Mission

Hubbell is a global manufacturer of high quality, reliable electrical products and utility solutions for a broad range of customer and end-market applications in the Electrical and Utility Solutions Segments. Hubbell is committed to doing business in ways that are principled, transparent, and accountable to our shareholders because it is the right way to operate and it generates long-term value.

Our Vision is to enable a **Reliable, Resilient,** and **Renewable** energy infrastructure built on a backbone of Hubbell solutions. Our Mission is to **Electrify** economies and **Energize** communities. Our Vision and Mission are underscored by four guiding pillars and six core values:






| **SERVE OUR CUSTOMERS** | **GROW THE ENTERPRISE** | **OPERATE WITH DISCIPLINE** | **DEVELOP OUR PEOPLE** |

| Ethics | Inclusion | Performance | Quality | Safety | Sustainability |

In June 2024, Hubbell unveiled its new brand identity, Mission and Vision as part of its Investor Day event. Hubbell's refreshed brand identity, featuring Hubbell's signature color palette and updated enterprise logo, reflects Hubbell's history and dedicated Mission to Electrify economies and Energize communities.

SINCE 1999





LAUNCHED JUNE 2024



2024 Performance Highlights

We achieved strong full year performance in 2024.

We measure our progress not only in terms of our financial accomplishments, but also by looking at whether we served the best interests of our shareholders, suppliers, customers, employees, and the communities in which we operate.

Performance Summary[(1)]

NET SALES

$5.6 billion



$4.9	$5.4	$5.6
2022	2023	2024

ADJUSTED DILUTED EARNINGS PER SHARE[(2)]

$16.57



$10.62	$15.33	$16.57
2022	2023	2024

FREE CASH FLOW[(2)]

$811 million



$507	$715	$811
2022	2023	2024

We executed a disciplined plan of capital deployment.

CAPITAL DEPLOYMENT
($ Millions)



$180 Capital Expenditures

$267 Dividends

$40 Share Repurchases

● Return to Shareholders ● Investment in the Company

✓ Invested $180 million in high return capital expenditures.

✓ Deployed $40 million in share repurchases.

✓ Announced an 8% dividend increase.

(1) The performance summary represents the results of continuing operations. See Note 2 in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025 for further details.

(2) Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.

 Board Refreshment

We appointed a new Director to the Board.

Garrick J. Rochow

Audit Committee,
Finance Committee

On November 19, 2024, the Board of Directors appointed Garrick J. Rochow to the Board and added him to the Board's Audit and Finance Committees. Mr. Rochow is the President, Chief Executive Officer and a Director of CMS Energy Corporation ("CMS") and Consumers Energy Company ("Consumers"), a subsidiary of CMS.

CMS is an energy company operating primarily in Michigan and the parent holding company of several subsidiaries, including Consumers, an electric and gas utility, and NorthStar Clean Energy, primarily a domestic independent power producer and marketer.

Prior to becoming CEO of CMS, Mr. Rochow held positions of increasing responsibility at CMS over his twenty (20) plus year career there, including as the executive vice president of operations, senior vice president of distribution and customer operations, vice president of customer experience, rates and regulation and quality and chief customer officer after serving as vice president of energy delivery. He has been a Director of CMS and Consumers since December 2020.

Acquisitions and Portfolio Actions

We actively manage our portfolio to exit lower growth and lower margin businesses while investing in attractive adjacencies.

Hubbell's portfolio is strategically aligned around grid modernization and electrification megatrends. Our leading positions across the energy infrastructure will enable us to continue to effectively serve utility and electrical customers in front of and behind the meter.

After closing on multiple acquisitions in 2023, including the large Systems Control acquisition in December 2023, Hubbell focused on the integration of such businesses into its enterprise, while maintaining a focus on the customers, employees and synergies such acquisitions brought to Hubbell. In December of 2024, Hubbell's Electrical Products business unit within the Electrical Solutions Segment signed a bolt-on acquisition, Ventev, which acquisition closed in February, 2025. Hubbell continues to maintain a strong deal pipeline and views acquisitions as a core part of its overall strategy.

As focused as Hubbell is on growing our enterprise, we also recognize the importance of portfolio management to identify businesses that may no longer be core to Hubbell's strategy. In February, 2024, Hubbell closed on the disposition of its residential lighting business (Progress Lighting) in its Electrical Solutions Segment for $131 million, subject to customary adjustments. This is Hubbell's fourth disposition of non-core businesses or product lines in the last five years.

Sustainability



COMMITMENT TO SUSTAINABILITY

Hubbell publishes an annual sustainability report (available at **https://sustainability.hubbell.com/**) that details our commitments to sustainability, human capital management, compliance, and ethics.

This report reflects our dedication to building a cohesive sustainability strategy intended to drive long-term value and accountability through meaningful progress and transparent and credible disclosures. Explore the 2025 Sustainability Report (available at **www.hubbell.com**), to learn more about our sustainability aspirations and accomplishments. [1]



RECOGNIZED AS ONE OF THE WORLD'S MOST ETHICAL COMPANIES FOR 2025

For the fifth year in a row, Hubbell was recognized by the Ethisphere Institute as one of the 2025 World's Most Ethical Companies. This distinction reflects our organization-wide commitment to compliance and sustaining an ethical culture.

⟩ **You can find more information about our sustainability goals and priorities on page 32.**

(1) *The information in the 2025 Sustainability Report and any other information on our sustainability webpage or elsewhere on our website referred to in this Proxy Statement is not incorporated by reference into and does not form any part of this Proxy Statement. Any targets or goals discussed in our sustainability disclosures and within this Proxy Statement may be aspirational; no guarantees or promises are made that these goals will be met. Furthermore, statistics and metrics disclosed in this Proxy Statement, our sustainability reports, and Hubbell's sustainability webpage are estimates and may be based on assumptions. We are under no obligation to update such information.*

Proposal 1 — Election of 10 Directors.

See pages 14-22 for further information.

✓ **THE BOARD RECOMMENDS A VOTE FOR EACH NOMINEE FOR A ONE-YEAR TERM.**

The following table provides summary information about each of the ten Director nominees. Currently, each Director is elected annually by a plurality of votes cast. Each nominee is a current Director of the Company and has the qualifications and experience recommended by the Nominating and Corporate Governance Committee.

Our Director Nominees



AVERAGE TENURE
8 years

AVERAGE AGE
64 years
- 4 — 61-69 years
- 2 — 70+ years
- 4 — 50-60 years

DIRECTOR NOMINEE COMPETENCIES AND PROFILES:

CEO Experience — 6

Financial Experience — 8

Independence — 9

Manufacturing Experience — 8

Risk Management Experience — 10

BOARD REFRESHMENT:
- 2024: Garrick J. Rochow
- 2023: Debra L. Dial
- 2021: Rhett A. Hernandez
- 2020: Jennifer M. Pollino
- 2019: Bonnie C. Lind



GERBEN W. BAKKER

Director since: 2020

Chairman, President and Chief Executive Officer, Hubbell Incorporated

Committees:
Executive (Chair)

Age 60



CARLOS M. CARDOSO

INDEPENDENT

Director since: 2013

Retired Chairman, Garrett Motion Inc.

Committees:
Compensation (Chair), Executive, Nominating and Corporate Governance

Age 67



DEBRA L. DIAL

INDEPENDENT

Director since: 2023

Retired SVP, Chief Accounting Officer and Controller, AT&T Inc.

Committees:
Audit, Finance

Age 64



ANTHONY J. GUZZI

INDEPENDENT, LEAD DIRECTOR

Director since: 2006

Chairman, President and CEO, EMCOR Group, Inc.

Committees:
Compensation, Executive, Finance, Nominating and Corporate Governance

Age 60



RHETT A. HERNANDEZ

INDEPENDENT

Director since: 2021

President, CyberLens, LLC

Committees:
Audit, Finance

Age 72



NEAL J. KEATING

INDEPENDENT

Director since: 2010

Retired Chairman, President and CEO, Kaman Corporation

Committees:
Compensation, Executive, Nominating and Corporate Governance (Chair)

Age 69



BONNIE C. LIND

INDEPENDENT

Director since: 2019

Retired SVP, CFO and Treasurer, Neenah, Inc.

Committees:
Audit (Chair), Executive, Nominating and Corporate Governance

Age 66



JOHN F. MALLOY

INDEPENDENT

Director since: 2011

Chairman, Retired President and CEO, Victaulic Company

Committees:
Audit, Executive, Finance (Chair)

Age 70



JENNIFER M. POLLINO

INDEPENDENT

Director since: 2020

Executive Coach and Consultant, JMPollino, LLC

Committees:
Audit, Compensation

Age 60



GARRICK J. ROCHOW

INDEPENDENT

Director since: 2024

President and CEO, CMS Energy Corporation and Consumers Energy Company

Committees:
Audit, Finance

Age 50

| Proposal 2 | Say on pay: advisory vote on the compensation of the Named Executive Officers. | See page 36 for further information. |

✓ **THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Executive Compensation Highlights

Compensation Philosophy

Hubbell's compensation program is designed to achieve the following objectives:

- ✓ Align interests of our executives and our shareholders by linking executive pay to Company performance.
- ✓ Incentivize high-quality executive talent essential to our immediate and long-term success.
- ✓ Target compensation for our executives to align with relevant external benchmarks.

Elements of Compensation

Hubbell compensated its named executive officers ("Named Executive Officers" or "NEOs")[1] using the following elements for total direct compensation in 2024:

	Element	Description	Target Compensation Mix	
			CEO	Other NEOs
Targeted at 50th percentile of peers	**Salary**	A competitive level of cash is provided to attract and retain executive talent.	13%	27%
	Annual Cash Incentive	Amounts awarded based on achievements toward Hubbell's financial goals and individual performance against strategic objectives.	17%	21%
	Long-Term Equity Incentive	A mix of predominantly performance-based equity awards designed to drive Hubbell's performance and align executives' interests with those of our shareholders. **75% of equity awards are performance-based**.	70%	52%

(1) Named Executive Officers or NEOs shall mean the individuals listed in the Compensation Discussion and Analysis section on page 37.

Short and Long-Term Incentives

Short-Term Incentive ("STI") Design

The 2024 short-term incentive awards for the NEOs (including our CEO) were based 80% on Hubbell's financial performance and 20% on their individual contributions toward achievement of Hubbell's strategic objectives. This design prioritizes and appropriately rewards performance on critical metrics including talent development, corporate responsibility, innovation, and acquisitions.



80% Financial Metrics	20% Individual/Strategic

65% Adjusted Earnings Per Share[1] or Operating Profit	35% Free Cash Flow[1] or Operating Cash Flow

(1) *Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.*

Long-Term Incentive ("LTI") Design

The design of our long-term incentive award program, shown below, reflects a strong performance-based orientation.



75% Performance Based

LTI Design	50% Performance Shares	25% SARs	25% Restricted Shares

PERFORMANCE SHARES AND RESTRICTED SHARES ARE 3-YEAR CLIFF VESTING, SARS ARE 3-YEAR RATABLE VESTING

Performance Share Metrics

Since 2022, performance share grants have been based on the three metrics described below.

METRIC	2024 Weighting	
Relative Sales Growth	**34%**	Drives growth initiatives, including organic growth, new product development, innovation, and acquisition performance.
Adjusted Operating Profit Margin[1]	**33%**	Focuses NEOs on margin expansion and productivity while they execute operational objectives including footprint optimization and product rationalization.
Relative TSR	**33%**	Ensures pay is aligned with shareholder interests.

(1) *Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.*

Specific details on these metrics may be found on page 50 in the Compensation Discussion & Analysis section.

Our compensation program is designed around pay for performance and informed by our shareholder engagement.

Shareholder Engagement

The Company regularly engages with shareholders over the course of the year on topics such as financial performance, compensation, corporate governance, and sustainability (including climate change and human capital management). We are committed to not just continuing to engage with our shareholders, but also to reviewing and applying the feedback we receive. Hubbell engages in a robust program of shareholder outreach and focuses on shareholders' perspectives on our compensation programs and our pay for performance philosophy.

Hubbell hosted an in-person Investor Day in New York City in June 2024. In early 2025, members of our senior management engaged in a targeted outreach with Hubbell's top twenty-five shareholders representing over 61% of Hubbell's outstanding common stock. These conversations were led by a cross-functional group of senior leaders and helped inform the Compensation Committee's review of the executive compensation programs and confirmed shareholders' overall support of our compensation philosophy, design, and programs and corporate governance practices.

Consistent with our commitment to implementing best corporate governance practices and in response to shareholder feedback, the Board is recommending an amendment to our Certificate of Incorporation (and if approved by shareholders, a corresponding amendment to our By-Laws) to require a majority voting standard in uncontested director elections. See Proposal 4 on page 76 for more information.

Proposal 3	Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025.	See pages 73-75 for further information.

✓ **THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Proposal 4	Approve the amendment and restatement to the Certificate of Incorporation to adopt a majority voting standard in uncontested elections of Directors.	See pages 76-77 for further information.

✓ **THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Proposal 5	Approve the Hubbell Incorporated Incentive Award Plan.	See pages 78-85 for further information.

✓ **THE BOARD RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Proposal 1 Election of Directors

The Board has fixed the number of Directors to be elected by the shareholders at the 2025 Annual Meeting at 10.

Each Director nominee has the appropriate qualifications and experience for membership on the Board of Directors.

Director Qualifications and Experience

The Nominating and Corporate Governance Committee ("NCGC") works with the Board at least annually to determine the characteristics, skills, and experience that will enable the Board and its individual members to properly oversee the interests of Hubbell and its shareholders.

The NCGC recommends candidates for Board membership using the selection criteria outlined in Hubbell's Corporate Governance Guidelines (the "Guidelines") and other factors it deems necessary. Candidates are evaluated on the basis of their individual qualifications and experience and in the context of the Board as a whole. The objective is to assemble a Board with diverse experiences and expertise that can best facilitate the success of the business and represent shareholder interests through the exercise of sound judgment.

Below is a list of certain of the qualifications and experience sought by the NCGC in recommending candidates for nomination to the Board:

- Ability to make independent analytical inquiries
- Marketing, finance, operations, manufacturing, or other relevant public company experience
- Financial literacy
- Professional background and leadership experience
- Education
- Corporate governance experience

- Experience as a current or former public company officer
- Experience in Hubbell's industry
- Public company board service
- Academic expertise in areas of Hubbell's operations
- Cybersecurity experience

In determining whether to recommend a current Director for re-election, the NCGC will also consider past attendance at meetings, service on other boards, and participation in and contribution to Board activities.

Each Director nominee possesses the appropriate qualifications and experience for membership on the Board of Directors. The Board is made up of individuals with strong and unique backgrounds, which gives the Board a wide range of competencies and experience that enable it to serve the interests of Hubbell and its shareholders.

The Board is committed to refreshment and selection of talented candidates.

Commitment to Board Integrity, Experience and Independence

In addition to confirming that our Director nominees possess the requisite skills and qualifications, the NCGC focuses on ensuring that the nominees demonstrate the right leadership traits, personality, work ethic, independence, and diversity of skills and experience to align with our performance culture and our long-term strategic vision.

Specifically, service on Hubbell's Board requires:

- ❯ The highest standards of personal and professional integrity
- ❯ Ability to contribute to the expertise and culture of the Board
- ❯ Ability to devote sufficient time to performing Board and committee duties

- ❯ Independence from management
- ❯ Willingness to constructively challenge management through active participation in Board and committee meetings
- ❯ Relevant subject matter expertise

The Board has nominated ten candidates for election as Directors.

Nomination and Election Process

Hubbell's Directors are elected at each Annual Meeting of Shareholders and hold office for one-year terms or until their successors are duly elected and qualified. The Board of Directors nominated ten candidates for election as Directors. If any of the ten nominees for Director becomes unavailable to serve, the shares represented by the proxies will be voted for any substitute nominated by the Board of Directors unless the number of Directors constituting the full Board is reduced.

In searching for qualified Director candidates for election to the Board and to fill vacancies on the Board, the Board may solicit current Directors or members of executive management for the names of potentially qualified individuals, consult with outside advisors, retain a Director search firm, or consider nominees suggested by shareholders (see "Shareholder Nominations" below). All Director candidates, including those recommended by shareholders, are reviewed and evaluated by the NCGC in relation to the specific qualifications and experience sought by the Board for membership and the Board's needs at that time. Any interested candidate whose qualifications and experience align with these criteria will be interviewed by members of the NCGC, other Board members, and executive management to further assess the candidate's qualifications and experience and determine if the candidate would be an appropriate fit. Candidates may be asked to submit additional information to support their potential nomination, including references. If the Board approves of a recommended candidate, the candidate will be nominated for election by Hubbell's shareholders or appointed by the Board to fill a vacancy, as applicable.

NEW Hubbell's Board remains committed to refreshment and effective November 19, 2024, the Board, at the recommendation of the NCGC, appointed Garrick J. Rochow to the Board and to the Board's Audit and Finance Committees. The Board engaged JWC Consulting, an independent director search firm, to assist in the search for a new director candidate.

Directors are currently elected by plurality vote, however, as a matter of policy, the Guidelines provide that any Director in an uncontested election who receives more votes "withheld" from his or her election than votes "for" his or her election must promptly tender a resignation to the Board (the "Director Resignation Policy"). See "Board Practices and Procedures – Director Resignation Policy" on page 29 for more information. Additionally, consistent with our commitment to implementing best corporate governance practices, and in response to shareholder feedback, the Board is recommending an amendment to our Certificate of Incorporation (and if approved by shareholders, a corresponding amendment to our By-Laws) to require a majority voting standard in uncontested director elections. See Proposal 4 on page 76 for more information.

Shareholder Nominations

Any shareholder who wishes to recommend a candidate to the NCGC for consideration as a Director nominee should do so in writing, providing the information described in Article I, Section 11(A)(2) of our By-Laws, to the Secretary of Hubbell. In addition, the proxy access provisions in our By-Laws provide that a shareholder, or a group of up to 20 shareholders, owning at least 3% of Hubbell's outstanding common stock continuously for at least three years, may nominate director nominees constituting up to the greater of two (2) or twenty percent (20%) of the number of Directors serving on the Board for inclusion in our annual meeting proxy materials. Nominating shareholders and nominees must satisfy the requirements set forth in our By-Laws. See "Shareholder Proposals and Nominations for Director" on pages 88-89 for additional details.

All of the nominees are current Directors.

Director Nominees

The nominees are proposed by the Board to stand for election at the 2025 Annual Meeting of Shareholders and to serve as Directors until the 2026 Annual Meeting.

Our Director nominees offer a diverse range of skills and experience in areas that are relevant to our business and operations.

SKILLS AND EXPERIENCE		Bakker	Cardoso	Dial	Guzzi	Hernandez	Keating	Lind	Malloy	Pollino	Rochow	
PUBLIC COMPANY BOARD: Hold or have held other public company board positions.		●	●	●	●		●	●		●	●	80%
BUSINESS DEVELOPMENT AND STRATEGY: Experience at large/complex organizations providing oversight of strategic priorities, corporate and business plans, and business development.		●	●	●	●	●	●	●	●	●	●	100%
CEO: Leadership experience as a Chief Executive Officer of one or more large/complex organizations.		●	●		●		●	●			●	60%
CYBERSECURITY AND TECHNOLOGY: Experience and/or expertise in technology or cybersecurity, including information security, and e-commerce.		●	●	●	●	●	●		●		●	80%
FINANCIAL: Significant expertise in and an advanced understanding of finance and accounting.		●	●	●	●		●	●	●	●		80%
GLOBAL: Board leadership experience with multinational companies or international markets.		●	●	●	●	●	●	●	●	●		90%
MANUFACTURING: Manufacturing experience in the industry and markets served by Hubbell.		●	●		●		●	●	●	●	●	80%
RISK MANAGEMENT: Experience at large/complex organizations overseeing various company risks and ensuring that there are appropriate mechanisms and policies in place to mitigate and manage those risks.		●	●	●	●	●	●	●	●	●	●	100%
BACKGROUND												
YEARS ON HUBBELL BOARD		4	12	1	18	4	14	6	13	4	<1	8 year average
AGE		60	67	64	60	72	69	66	70	60	50	64 year average

The following biographies provide certain information about each nominee, including each nominee's background, age as of the 2025 Annual Meeting, and relevant experience in more detail.



AGE: 60

DIRECTOR SINCE: 2020

CHAIRMAN, PRESIDENT AND CEO, HUBBELL INCORPORATED

GERBEN W. BAKKER

COMMITTEES:
- Executive (Chair)

DIRECTORSHIPS:
- Regal Rexnord Corporation, since February 2025

QUALIFICATIONS:

Mr. Bakker brings to the Board extensive financial, operational, and strategic planning experience and a strong background in the manufacturing industry, including:

- Served as Hubbell's President and COO from June 2019 prior to his appointment to CEO in October 2020.
- Served as President of Hubbell Power Systems from 2014 until June 2019.
- As President of Hubbell Power Systems, Mr. Bakker oversaw a multi-year period of strong performance and built an industry-leading electrical transmission and distribution components business.
- Membership on the Board of Regal Rexnord Corporation, a publicly traded manufacturer of power transmission components and subsystems.
- Member of the Board of Trustees of Manufacturers Alliance.

Mr. Bakker has served as Chairman, President and Chief Executive Officer of Hubbell since May 2021 and President and Chief Executive Officer and a Director of Hubbell since October 2020. Previously, he served as Hubbell's President and Chief Operating Officer from June 2019 to October 2020. He served as President of Hubbell Power Systems from 2014 until June 2019. Mr. Bakker began his career with Hubbell in 1988 as a manufacturing engineer with Hubbell Wiring Systems.



AGE: 67

DIRECTOR SINCE: 2013

INDEPENDENT

CARLOS M. CARDOSO

COMMITTEES:
- Compensation (Chair)
- Executive
- Nominating and Corporate Governance

DIRECTORSHIPS:
- Freudenberg Group, since 2021

PRIOR DIRECTORSHIPS:
- Garrett Motion Inc., 2018 - 2021
- Stanley Black & Decker, Inc., 2007 - April 2023

QUALIFICATIONS:

Mr. Cardoso brings to the Board CEO, COO, manufacturing, international business, and public company board experience, including:

- Significant manufacturing and operations experience having served as President of the Pump Division of Flowserve Corporation, a manufacturer/provider of flow management products and services; Vice President and General Manager, Engine Systems and Accessories, for Honeywell International, Inc., a technology and manufacturing company; and Vice President Manufacturing Operations for Colt's Manufacturing Company, LLC, a maker of firearms.
- Formerly served as Chairman of the Board of Garrett Motion Inc., a public company and a provider of transportation systems.

Mr. Cardoso has served as the principal of CMPC Advisors LLC, an investment advisory firm since January 2015. He previously served as Chairman of Garrett Motion Inc. from July 2018 to April 2021 and Chairman of Kennametal, Inc. (publicly traded manufacturer of metalworking tools and wear-resistant products) from January 2008 until December 2014. He also served as President and Chief Executive Officer of Kennametal from January 2006 until December 2014. Mr. Cardoso joined Kennametal in 2003 and served as Vice President, Metalworking Solutions and Services Group and then as Executive Vice President and Chief Operating Officer before he became President and Chief Executive Officer.



PUBLIC COMPANY BOARD



BUSINESS DEVELOPMENT & STRATEGY



CEO



CYBERSECURITY & TECHNOLOGY



FINANCIAL



GLOBAL EXPERIENCE



MANUFACTURING



RISK MANAGEMENT



DEBRA L. DIAL



AGE: 64

DIRECTOR SINCE: 2023

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

COMMITTEES:
- Audit
- Finance

DIRECTORSHIPS:
- Dow Inc., since 2021
- Booz Allen Hamilton Holding Corporation, since January 2025

QUALIFICATIONS:

Ms. Dial brings to the Board deep experience and perspectives in finance and accounting as well as proven leadership skills in areas such as mergers and acquisitions, business strategy, and risk management, including:

- Formerly served as Senior Vice President, Chief Accounting Officer and Controller of AT&T Inc.
- Previously Vice President of Finance for AT&T Capital Management and Chief Financial Officer for the AT&T Chief Information and Technology Officers.
- Membership on the board of Dow Inc., a public company and materials science manufacturer, serving customers in packaging, infrastructure, mobility and consumer applications, and Booz Allen Hamilton Holding Corporation, a publicly traded company providing advanced technology solutions (artificial intelligence and cyber) to support national missions.
- Auditor with KPMG for ten years.

Ms. Dial served as the Senior Vice President, Chief Accounting Officer and Controller of AT&T Inc., a global telecommunications company from 2022 to 2023 and Senior Vice President and Controller from 2016 to 2023. Prior to that, Ms. Dial served in various finance leadership roles at AT&T for twenty years. Prior to joining AT&T, Ms. Dial spent ten years at KPMG in its audit practice, where she held roles of increasing responsibility.



ANTHONY J. GUZZI



AGE: 60

DIRECTOR SINCE: 2006

INDEPENDENT

LEAD DIRECTOR

COMMITTEES:
- Compensation
- Executive
- Finance
- Nominating and Corporate Governance

DIRECTORSHIPS:
- EMCOR Group, Inc., since 2009

QUALIFICATIONS:

Mr. Guzzi brings to the Board CEO, COO, manufacturing, strategic development, operations, consulting, and public company board experience, including:

- Serving as Chairman, President and CEO of EMCOR Group, Inc., a publicly traded mechanical, electrical construction, and facilities services company.
- Extensive experience in manufacturing and distribution having served as President, North American Distribution and Aftermarket and President, Commercial Systems and Services of Carrier Corporation, a subsidiary of United Technologies Corporation.
- Experience as an engagement manager with McKinsey & Company, a prominent management consulting firm.

Mr. Guzzi has served as Chairman, President and Chief Executive Officer of EMCOR Group, Inc. (a publicly traded mechanical, electrical construction, and facilities services company) since June 2018. Previously, he was President and Chief Executive Officer and a Director of EMCOR Group, Inc. from January 2011 to June 2018 and President and Chief Operating Officer from 2004 to 2010. He also served as President, North American Distribution and Aftermarket of Carrier Corporation (HVAC and refrigeration systems), a subsidiary of United Technologies Corporation from 2001 to 2004 and President, Commercial Systems and Services in 2001.

							
PUBLIC COMPANY BOARD	**BUSINESS DEVELOPMENT & STRATEGY**	**CEO**	**CYBERSECURITY & TECHNOLOGY**	**FINANCIAL**	**GLOBAL EXPERIENCE**	**MANUFACTURING**	**RISK MANAGEMENT**



AGE: 72

DIRECTOR SINCE: 2021

INDEPENDENT

RHETT A. HERNANDEZ



COMMITTEES:
- Audit
- Finance

DIRECTORSHIPS:
- USAA Federal Savings Bank, since 2019

QUALIFICATIONS:

Mr. Hernandez brings to the Board significant cybersecurity expertise and strong strategic and operational leadership experience as a retired Lieutenant General of the United States Army, including:

- President and founder of CyberLens, LLC, a cybersecurity consulting company.
- Former Cyber Chair for the United States Military Academy.
- Served as the first commander of the United States Army's Cyber Command/2nd US Army (ARCYBER) where he was responsible for the operations, defense and risk management of the Army's networks, systems, and cybersecurity organization.
- Prior U.S. Army commands include the Deputy Chief of Staff, Army Operations; Chief, U.S. Military Training Mission, Saudi Arabia; and Commanding General, Human Resources Command.
- Serves on the board of USAA Federal Savings Bank.

Mr. Hernandez has served as the President of CyberLens, LLC (a consulting company that focuses on cybersecurity, strategic planning, and risk management) since 2013. Previously he served in the United States Army for almost forty years, rising to the rank of Lieutenant General at the time of his retirement.



AGE: 69

DIRECTOR SINCE: 2010

INDEPENDENT

NEAL J. KEATING



COMMITTEES:
- Compensation
- Executive
- Nominating and Corporate Governance (Chair)

DIRECTORSHIPS:
- Form Technologies, since 2021
- Triumph Group, Inc., since 2022

PRIOR DIRECTORSHIPS:
- Kaman Corporation, 2007 - 2021
- Barnes Group Inc., 2023 - 2025

QUALIFICATIONS:

Mr. Keating brings to the Board an extensive history of senior executive leadership and board experience and a strong background in international operations, distribution, and mergers and acquisitions, including:

- Served as Chairman, President and Chief Executive Officer of Kaman Corporation, a formerly publicly traded aerospace and industrial distribution firm from 2008 to August 2020 and Executive Chairman until April 2021.
- Experience as COO of Hughes Supply and Executive Vice President and COO of Rockwell Collins, Commercial Systems.
- Former Managing Director and CEO of GKN Aerospace and Director of GKN plc, an international aerospace, automotive and land systems business.
- Member of the board of directors at Triumph Group, Inc., a public global aerospace and defense firm and Barnes Group, a formerly public global industrial and aerospace firm. In addition, serves on the board of Form Technologies, a private company specializing in precision engineered components for the automotive, consumer electronics, industrial and aerospace markets.
- Member of the board of directors of Embry-Riddle Aeronautical University and Space Florida.

Mr. Keating served as the Executive Chairman of the board of Kaman Corporation (a formerly publicly traded aerospace and industrial distribution company) from 2008 to April 2021. Previously, he held the position of President and Chief Executive Officer of Kaman Corporation from 2008 to August 2020 and President and Chief Operating Officer of Kaman Corporation from 2007 to 2008. From 2004 to 2007, he held the position of Chief Operating Officer of Hughes Supply (a wholesale distributor acquired by Home Depot).


PUBLIC COMPANY BOARD


BUSINESS DEVELOPMENT & STRATEGY


CEO


CYBERSECURITY & TECHNOLOGY


FINANCIAL


GLOBAL EXPERIENCE


MANUFACTURING


RISK MANAGEMENT



AGE: 66

DIRECTOR SINCE: 2019

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

BONNIE C. LIND



COMMITTEES:
- Audit (Chair)
- Executive
- Nominating and Corporate Governance

DIRECTORSHIPS:
- Mission Produce, Inc., since 2020
- Tamarack Timberlands LLC, since 2022
- Albany International Corp., since 2024

PRIOR DIRECTORSHIPS:
- U.S. Silica Holdings, Inc., 2019 - 2021
- Federal Signal Corporation, 2014 - 2018
- Empire District Electric Company, 2009 - 2017

QUALIFICATIONS:

Ms. Lind brings to the Board CFO, Treasurer, financing, manufacturing, mergers and acquisitions, and public company board experience, including:

- Served as Senior Vice President, CFO and Treasurer of Neenah, Inc., a global manufacturer of technical specialties products, fine paper and packaging from June 2004 until October 2020.
- Experience as Assistant Treasurer of Kimberly-Clark Corporation, a manufacturer of personal care, consumer tissue and health care products.
- Membership on the board of Mission Produce, Inc., a publicly traded worldwide avocado business, and Albany International Corp., a publicly traded developer and manufacturer of engineered components.
- Formerly served on the board of U.S. Silica Holdings, Inc., a publicly traded performance minerals company and one of the largest domestic producers of commercial silica.
- Formerly served on the board of Federal Signal Corporation, a publicly traded international designer and manufacturer of products and solutions that serves municipal, governmental, industrial, and commercial customers.
- Formerly served on the board of Empire District Electric Company, a utility generating, transmitting, and distributing power to southwestern Missouri and adjacent areas.

Ms. Lind served as Senior Vice President, CFO and Treasurer of Neenah, Inc. (a publicly traded technical specialties and fine paper company) from June 2004 to October 2020. Previously, Ms. Lind held a variety of increasingly senior financial and operations positions with Kimberly-Clark Corporation from 1982 until 2004.



AGE: 70

DIRECTOR SINCE: 2011

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

JOHN F. MALLOY



COMMITTEES:
- Audit
- Executive
- Finance (Chair)

DIRECTORSHIPS:
- Victaulic Company, since 2004
- Hollingsworth & Vose, since 2006

QUALIFICATIONS:

Mr. Malloy brings to the Board many years of senior management, operations, economic and strategic planning experience having served as the CEO and COO of a global manufacturing and distribution company, including:

- Serving as Executive Chairman of the Board of Victaulic Company, a privately held mechanical pipe joining systems company.
- Served as President and CEO of Victaulic Company from 2006 to January 2021.
- Over fifteen years of experience in various senior management operating roles at United Technologies Corporation.
- Holds a Ph.D. in economics and has taught courses in economics at Hamilton College.

Mr. Malloy has served as the Executive Chairman of the board of Victaulic Company (a privately held mechanical pipe joining systems company) since January 2021. Previously, he held the position of Chairman, President and Chief Executive Officer from 2006 to January 2021, President and Chief Executive Officer from 2004 to 2006, and President and Chief Operating Officer from 2002 to 2004.



PUBLIC COMPANY BOARD



BUSINESS DEVELOPMENT & STRATEGY



CEO



CYBERSECURITY & TECHNOLOGY



FINANCIAL



GLOBAL EXPERIENCE



MANUFACTURING



RISK MANAGEMENT



AGE: 60

DIRECTOR SINCE: 2020

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

JENNIFER M. POLLINO



COMMITTEES:
- Audit
- Compensation

DIRECTORSHIPS:
- Crane Co., since 2013

PRIOR DIRECTORSHIPS:
- Kaman Corporation, 2015 - 2024
- Wesco Aircraft Holdings, Inc., 2014 - 2020

QUALIFICATIONS:

Ms. Pollino brings to the Board extensive senior management experience, public company board experience and a strong background in accounting, finance, corporate governance, intellectual capital, and organizational issues, including:

- Serving as an Executive Coach and Consultant with JMPollino LLC since July 2012.
- Over 20 years in senior executive and general management roles with a leading aerospace products company.
- Experience in finance and accounting as Vice President, Finance and Controller of two Goodrich Corporation divisions and Controller of a savings and loan association.
- Certified Public Accountant.
- Serving as a Director of the National Association of Corporate Directors - Carolinas Chapter.
- Served as Lead Director of Kaman Corporation, a formerly publicly traded aerospace and industrial distribution company from 2021 to 2024.

Ms. Pollino has served as an executive coach and consultant with JMPollino LLC, a leadership development, talent management and succession planning firm since July 2012. Previously she served as Executive Vice President, Human Resources and Communications, at Goodrich Corporation (aerospace products manufacturer) from February 2005 to July 2012, when Goodrich Corporation was acquired by United Technologies Corporation. Prior to that, she served in various other positions of increasing responsibility during her 20-year tenure with Goodrich Corporation, including President and General Manager of Goodrich Aerospace's Aircraft Wheels & Brakes Division and of its Turbomachinery Products Division, and Vice President and General Manager of Goodrich Aerospace, Aircraft Seating Products.



AGE: 50

DIRECTOR SINCE: 2024

INDEPENDENT

NEW GARRICK J. ROCHOW



COMMITTEES:
- Audit
- Finance

DIRECTORSHIPS:
- CMS Energy Corporation, since 2020
- Consumers Energy Company, since 2020

QUALIFICATIONS:

Mr. Rochow brings to the Board experience as a public company executive officer and Director in the utility industry and possesses a strong background in operations, regulated utilities, and governance, including:

- Serving as the President and CEO of CMS Energy Corporation ("CMS") and Consumers Energy Company ("Consumers") and previously as Executive Vice President of operations at Consumers.
- Serving on the boards of CMS and Consumers.
- Over twenty years of both hands-on and leadership experience in the utility industry, an industry that represents a significant part of the Company's overall business.

Garrick J. Rochow has served since December 2020 as President and CEO of CMS and Consumers (a publicly traded electric and natural gas utility and its subsidiary). From July 2017 through November 2020, he was Executive Vice President of operations at Consumers, responsible for the company's electric and natural gas distribution and transmission operations, generation and compression operations, regulatory compliance, planning and scheduling and operations performance. Prior to that role, he served in a variety of leadership positions across the business as Consumers' Senior Vice President of distribution and customer operations and as Vice President of customer experience, rates and regulation and quality and Chief Customer Officer.



PUBLIC COMPANY BOARD



BUSINESS DEVELOPMENT & STRATEGY



CEO



CYBERSECURITY & TECHNOLOGY



FINANCIAL



GLOBAL EXPERIENCE



MANUFACTURING



RISK MANAGEMENT

Required Vote

Directors are elected by plurality vote, which means that the nominees who receive the most votes cast "FOR" their election will be elected as Directors. Votes withheld and broker non-votes will not affect the election of Directors. Broker discretionary voting is not allowed; if your shares are held by a broker, you must instruct the broker how to vote or your shares will not be counted with respect to Proposal 1.

 **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES FOR A ONE-YEAR TERM.**

Corporate Governance

Hubbell's Corporate Governance Guidelines advance strong corporate governance practices and principles.

The Guidelines assist the Board in the exercise of its responsibilities and promote the interests of Hubbell and its shareholders. The Guidelines reflect the Board's commitment to good governance by establishing policies and procedures in areas the Board believes are critical to the enhancement of shareholder value.

Governance Snapshot

- Shareholders have identical **economic and voting rights** - each share of common stock is entitled to one vote.
- Directors are **elected annually** by shareholders to serve a one-year term.
- We adopted **proxy access** in 2023, and allow up to 20 shareholders holding at least 3% of our outstanding shares of common stock continuously for at least three years to nominate up to the greater of two Directors or 20% of the Board.
- Directors generally **may not serve** on the boards of more than three other public companies.
- Corporate funds or resources are **not used for direct contributions** to political candidates or campaigns.
- Independent Board members meet regularly in **executive sessions**, without management present.
- **50%** of our Board has a **tenure of four years or less**.
- **Director compensation is reviewed annually** with advice from our independent compensation consultant and benchmarked for competitiveness.
- There are **no related party transactions** with our Directors, officers, or significant shareholders.
- The Board is recommending an amendment to Hubbell's Certificate of Incorporation and By-Laws to require a **majority vote** in uncontested elections of Directors.
- Our current **Director Resignation Policy** requires any Director who fails to receive a majority of the votes cast to promptly tender their resignation.
- The Board and each committee **may hire outside advisors** independent from management.
- The Board receives **regular reports and updates** on key areas of strategy and risk for Hubbell, including, cybersecurity, performance, sustainability, innovation, and talent and human capital management.
- The Board engages in a multi-part **self-evaluation** on an annual basis in which Board and committee matters are reviewed and discussed, and changes and improvements are implemented.
- **We do not have a poison pill** (shareholders rights plan).

Board Leadership Structure

> **Our independent Lead Director counterbalances a non-independent Chair and fosters effective collaboration and communication among the independent Directors.**

Chair

Our By-Laws require the Board to choose the Chair of the Board from among the Directors, including potentially Hubbell's CEO. This approach gives the Board the necessary flexibility to determine whether the CEO and Chair positions should be held by the same person or by separate people based on the leadership needs of the Company at any particular time. The Board believes there is no single, generally accepted approach to providing board leadership, and that each possible leadership structure must be considered in the context of the individuals involved and the specific circumstances facing a company at any given time. Accordingly, Hubbell's optimal Board leadership structure may vary as circumstances change.

Mr. Bakker has served as Hubbell's Chairman, President and Chief Executive Officer since May 2021. The Board has determined that combining the roles of Chief Executive Officer and Chair is best for the Company and its shareholders at this time. This structure promotes unified leadership and allows for a single, clear focus for management to execute Hubbell's strategic and business plans and is appropriately balanced by the presence of an independent Lead Director.

Independent Lead Director

The Board has established the position of an independent Lead Director to serve a three-year term. The Board believes that a three-year term is appropriate as it affords continuity and gives the Lead Director time to gain an understanding of Board and management dynamics and to build relationships with the other Directors. The Lead Director is responsible for:

Board Leadership	Providing leadership to the Board in situations where the Chair's role may be perceived to be in conflict.
Executive Sessions	Coordinating the agenda and chairing executive sessions of the independent Directors regularly throughout the year and at each regularly scheduled Board meeting.
Liaison	Regularly meeting with the Chair and facilitating communications among the Chair, management, and the independent Directors.
Spokesperson	Upon request, acting as the spokesperson for the Board in interactions with third parties.
Succession	Working with the NCGC and the Chair to review, refresh, and oversee the Company's succession plans.

Currently, Mr. Guzzi is the Lead Director and is expected to hold this position until the 2025 Annual Meeting. Following the 2025 Annual Meeting, the Board shall, upon recommendation from the NCGC, appoint a Director for the next three-year Lead Director term. The Board believes that its present leadership structure and composition provides for independent and effective oversight of the Company's business and affairs. The Directors all are seasoned leaders, including current or former CEOs, CFOs, COOs, or senior executives of major companies in similar industries and military leaders. In addition, all of the Board's standing committees (except the Executive Committee) are composed entirely of Directors who meet the independence requirements of the New York Stock Exchange ("NYSE"). Mr. Bakker is the only Director who is a member of executive management. Given the accomplished leadership of Mr. Bakker as Chairman, President and Chief Executive Officer, the counterbalancing role of Hubbell's strong, independent Lead Director, and a Board otherwise made up of effective and independent Directors, the Board believes that its current leadership structure is appropriate at this time.

Director Independence

Our Board consists of a majority of independent Directors and our Audit, Compensation, Finance, and Nominating and Corporate Governance Committees are 100% independent.

The Guidelines provide that the Board must be composed of a majority of independent Directors. Nine of our ten current Directors are independent. In evaluating the independence of Directors, each year the NCGC reviews all direct and indirect relationships between Directors (either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company or any of its subsidiaries) and the Company or one of its subsidiaries in accordance with the rules of the NYSE and the Securities and Exchange Commission ("SEC") and considers whether any relationship is material. To that end, the NCGC oversees the annual questionnaire process for the Directors and reviews transactions with Director-affiliated entities, Code of Conduct compliance certifications, case submissions filed with the Company's confidential compliance communication resource and Company donations to charitable organizations with which a Director may be affiliated.

The NCGC considered the nature and dollar amounts of Hubbell's transactions with Directors and determined that none were required to be disclosed or otherwise impaired a Director's independence. All of these ordinary course transactions were significantly below the NYSE bright-line independence thresholds. As a result of the NCGC's most recent annual review, the Board determined that each of the current Directors is independent other than Mr. Bakker. In addition, the Board determined that Mr. Russell, who served as a director during 2024 but did not stand for re-election at the 2024 Annual Meeting, was independent. In evaluating and determining the independence of the Directors, the NCGC considered that in the ordinary course of business, transactions may occur between Hubbell and its subsidiaries and entities with which some of the Directors are or have been affiliated.

Board Oversight of Risk

Our Board oversees and considers risk management activities.

Members of senior management assist the Board and its committees with their risk oversight responsibilities through routine discussions of risks involved in their specific areas of authority. For example, our senior leaders will report to the Board at regular intervals on the Company's strategic planning activities and risks relevant to execution of the Company's strategy. In addition, from time to time, independent consultants with specific areas of expertise are engaged to discuss topics that the Board and management have determined may present a material risk to the Company's operations, plans, or reputation. The Board believes its leadership structure, with a combined CEO and Chairman position and an independent Lead Director, facilitates its role in the oversight of the Company's risks. Generally, risk oversight responsibilities are allocated as described below.

Board of Directors

Oversees the Company's risk management practices and annually reviews with management the implementation and results of the Company's enterprise risk management program. The risk management program identifies and quantifies a broad spectrum of risks in various categories, such as strategic, operational, compliance, financial, information technology, and cybersecurity, and develops related action plans.

AUDIT COMMITTEE	**COMPENSATION COMMITTEE**	**NOMINATING AND CORPORATE GOVERNANCE COMMITTEE**	**FINANCE COMMITTEE**
Routinely discusses with management the Company's policies and processes with respect to risk assessment; financial, legal, cybersecurity, and compliance risk exposures; and related controls.	Considers risks associated with our compensation plans, policies, and programs.	Reviews risks relating to director selection, governance, Board composition, succession, and sustainability.	Considers risks associated with the Company's capital structure, acquisition strategy, insurance programs, and cash management.

Compensation Risk Assessment

In 2024, as part of our risk management activities, the Compensation Committee reviewed the Company's compensation policies and practices applicable to all employees that could affect the Company's assessment of risk and risk management and determined that such compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. See Compensation Governance Snapshot on page 41 for additional information.

Board Committees

The Board of Directors has established five standing committees to assist it in fulfilling its responsibilities: Audit, Compensation, Executive, Finance, and Nominating and Corporate Governance. The principal responsibilities of each committee are described generally below and in detail in their respective committee charters, which are available on the Corporate Governance page of our website, **www.hubbell.com**[1] (or, in the case of the Executive Committee charter, in Article III, Section 1, of the Company's By-Laws). The Board has determined that each member of the Audit, Compensation, Finance, and Nominating and Corporate Governance Committees is independent for purposes of the NYSE listing standards and SEC regulations.

(1) *The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not part of this Proxy Statement.*

Audit Committee



BONNIE C. LIND (Chair)

Members:
Debra L. Dial
Rhett A. Hernandez
John F. Malloy
Jennifer M. Pollino
Garrick J. Rochow[2]

8 Meetings in 2024	100% Attendance	Independence 6 / 6

Key Oversight Responsibilities

- Oversees the Company's accounting and financial reporting and disclosure processes.
- Appoints the independent auditor and evaluates its independence and performance annually.
- Reviews the audit plans and results of the independent auditors.
- Approves all audit and non-audit fees for services performed by the independent auditors.
- Reviews and discusses with management and the independent auditors matters relating to the quality and integrity of the Company's financial statements, the adequacy of its internal controls processes, and compliance with legal and regulatory requirements.
- Reviews the Company's cybersecurity plans, policies, threats, and prevention strategies.

(2) *Mr. Rochow became a member of the Audit Committee when he was appointed to the Board on November 19, 2024.*

The Board of Directors has determined that all members of the Audit Committee are financially literate and meet the NYSE standard of having accounting or related financial management expertise. Each member of the Audit Committee other than Messrs. Hernandez and Rochow is an "Audit Committee Financial Expert" as defined by the SEC.

Compensation Committee



CARLOS M. CARDOSO (Chair)[3]

Members:
Anthony J. Guzzi
Neal J. Keating
Jennifer M. Pollino

4 Meetings in 2024	100% Attendance	Independence 4 / 4

Key Oversight Responsibilities

- Determines and oversees the Company's execution of its compensation programs and employee benefit plans.
- Reviews and approves all compensation of the CEO and other officers of the Company, with input from the independent compensation consultant, Exequity LLP.
- Appoints the independent compensation consultant and evaluates its independence and performance annually.
- Determines stock ownership and retention guidelines for the CEO and other officers of the Company.
- Reviews and approves of the Company's compensation peer group.

(3) *Mr. Cardoso became Chair of the Compensation Committee, effective May 7, 2024.*

Executive Committee



GERBEN W. BAKKER (Chair)

Members:
Carlos M. Cardoso[1]
Anthony J. Guzzi
Neal J. Keating
Bonnie C. Lind
John F. Malloy

1
Meeting in 2024

100%
Attendance

Independence 5 / 6

Key Oversight Responsibilities

- The Executive Committee may meet during intervals between meetings of the Board of Directors and may exercise all the powers of the Board of Directors in the management of the business and affairs of the Company, except certain powers set forth in the By-Laws of the Company.

(1) Mr. Cardoso joined the Executive Committee upon becoming Chair of the Compensation Committee, effective May 7, 2024.

Finance Committee



JOHN F. MALLOY (Chair)

Members:
Debra L. Dial
Anthony J. Guzzi
Rhett A. Hernandez
Garrick J. Rochow[2]

4
Meetings in 2024

100%
Attendance

Independence 5 / 5

Key Oversight Responsibilities

- Oversees the Company's financial and fiscal affairs and reviews proposals regarding long-term and short-term financing, acquisitions and divestitures, dividend policies, stock repurchase programs, and changes in the Company's capital structure.
- Reviews the Company's major capital expenditure plans and monitors the Company's insurance and tax programs.
- Reviews the administration and management of the Company's pension plans and investment portfolios.

(2) Mr. Rochow became a member of the Finance Committee when he was appointed to the Board on November 19, 2024.

Nominating and Corporate Governance Committee



NEAL J. KEATING (Chair)

Members:
Carlos M. Cardoso
Anthony J. Guzzi
Bonnie C. Lind

4
Meetings in 2024

100%
Attendance

Independence 4 / 4

Key Oversight Responsibilities

- Identifies qualified individuals to become Board members and recommends nominees for election or appointment to the Board.
- Oversees the Board's and management's performance evaluation and succession planning processes.
- Develops the Company's corporate governance guidelines and monitors adherence to its principles.
- Approves related person transactions.
- Evaluates Director independence and compensation.
- Oversees the development and administration of the Company's sustainability and corporate responsibility program, policies, and practices.

See the "Nomination and Election Process" section on page 15 and the "Director Independence" section on page 25 for more information on the actions taken by the Nominating and Corporate Governance Committee in these areas.

Board Practices and Procedures

Code of Business Conduct and Ethics

Hubbell requires its Directors and officers to act in accordance with the highest standards of ethical conduct. Our Code of Business Conduct and Ethics (the "Code of Conduct"), which is available on the Corporate Governance page of our website, **www.hubbell.com**, supports our commitment to the people we serve, the communities we work in, the Company, and each other. The Code of Conduct covers many areas, including conflicts of interest, ethical business conduct, employment practices, compliance with applicable laws and regulations, protection of Company assets and confidential information, and reporting obligations. Each year, to strengthen the Company's commitment to ethical conduct, we provide mandatory training on various aspects of the Code of Conduct for all Directors and officers and require them to certify compliance with the Code of Conduct. We will disclose any future amendments to, or waivers from, provisions of our Code of Conduct on our website as promptly as practicable[1].

Director Resignation Policy

The Guidelines provide that any Director in an uncontested election who receives more votes "withheld" from their election than votes "for" their election will promptly tender their resignation to the Board. After receiving the tendered resignation and within 60 days of certification of the shareholder vote, the NCGC will consider and recommend to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will, within 90 days of certification of the shareholder vote, make a determination taking into consideration the recommendation of the NCGC, the vote results, shareholder input, and other relevant factors.

Restrictions on Service on Other Public Company Boards

The Guidelines provide that Directors generally may serve on no more than three other public company boards. However, if the Company's CEO also serves at the same time as Chair of the Hubbell Board, that individual may serve on no more than one other public company board. The Board believes that restrictions on service on other public company boards is important to ensure that each Director has sufficient time to dedicate to Hubbell.

Insider Trading Policy

Additionally, Hubbell has an insider trading policy governing the purchase, sales, and other dispositions of Hubbell's securities that applies to all Directors, officers, and certain other designated employees of the Company, as well as all persons living in such restricted person's household, entities controlled by such restricted persons and trusts over which restricted persons serve as trustees. We believe our insider trading policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to Hubbell. A copy of Hubbell's insider trading policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.

(1) *The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not part of this Proxy Statement.*

Shareholder Outreach and Engagement

We regularly engage with shareholders on diverse topics such as financial performance, compensation, corporate governance, and sustainability (including climate change and human capital management). We are committed to not just continuing to engage with our shareholders, but also to reviewing and applying the feedback we receive.

The Board of Directors and Hubbell's management team engage in a robust program of shareholder outreach and continue to focus on shareholders' perspectives on our compensation programs and our pay for performance philosophy. We hosted an in-person Investor Day in New York City in June 2024 that was attended by members of our senior leadership team. In addition, in early 2025, members of our senior management engaged in a targeted outreach with Hubbell's top twenty-five shareholders representing over 61% of Hubbell's outstanding common stock. These conversations, which were led by a cross-functional group of senior leaders, helped inform the Compensation Committee's review of the executive compensation programs and confirmed shareholders' overall support of our compensation philosophy, design, and programs and corporate governance practices.

Consistent with our commitment to implementing best corporate governance practices, and in response to shareholder feedback, the Board is recommending an amendment to our Certificate of Incorporation (and if approved by shareholders, a corresponding amendment to our By-Laws) to require a majority voting standard in uncontested director elections. See Proposal 4 on page 76 for more information.



Annual Shareholder Engagement

Spring
Regularly scheduled investor meetings and conferences. Hosted an Investor Day conference in New York City in June, 2024.

Summer
Review of prior proxy season results and messages from shareholders; prepare for shareholder engagement season; ongoing scheduled investor meetings and discussions with shareholders on results, sustainability, and other topics.

Fall
Review regulatory and governance changes impacting the Company and its shareholders; ongoing scheduled investor meetings and conferences.

Winter
Engage with largest shareholders on performance, compensation and sustainability matters; Governance reviews, annual evaluations, ongoing engagement with shareholders at road shows and via investor calls.

Communications with Directors

Shareholders and interested parties may communicate with the full Board, the Lead Director, the non-management Directors as a group, or with individual Directors by using either of the following methods:

By Writing:
Board of Directors
Hubbell Incorporated
c/o Katherine A. Lane, Senior Vice President, General Counsel and Secretary
40 Waterview Drive
Shelton, Connecticut 06484

By Email:
Secretary@hubbell.com

Communications will be forwarded to the specific Director(s) requested by the interested party. General communications will be distributed to the full Board or to a specific member of the Board depending on the substance of the communication. Certain items unrelated to the duties and responsibilities of the Board will not be forwarded, including job inquiries and resumes, business opportunities, junk or mass mailings, spam, or any hostile, improper, threatening, or illegal communications.

Meetings and Attendance

The Board of Directors held 8 total meetings in 2024. Each Director attended, on average, 98% of all meetings of the Board of Directors and the committees on which such Director served. Board members are expected to attend the Annual Meeting of Shareholders. At the 2024 Annual Meeting, all Directors then in office were in attendance except for John Russell who did not stand for re-election.

Additional Resources

The Corporate Governance Guidelines and the following additional materials relating to corporate governance are published on our website at **www.hubbell.com** [(1)].

- Board of Directors - Current Members and Experience
- Board Committees - Members and Charters
- Code of Business Conduct and Ethics
- Third-Party Code of Business Conduct and Ethics
- Amended and Restated By-Laws
- Amended and Restated Certificate of Incorporation
- Compensation Recovery Policy
- Stock Ownership and Retention Policy
- Sustainability Report and Site
- Contacting our Board of Directors

---

(1) *The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not part of this Proxy Statement.*

Sustainability at Hubbell

Hubbell's mission of **Electrifying** economies and **Energizing** communities is the driving force behind everything we do.

For over 136 years, we have developed innovative solutions that empower our customers to operate critical infrastructure safely, reliably, and efficiently. As we build on this legacy, we're focused on creating a more sustainable future and driving positive outcomes for our employees, customers, investors, communities, and climate.

Hubbell's Sustainability Goals

We believe that good business means **managing our resources responsibly to protect the long-term health of our environment, communities, and business.** Our environmental goals focus our actions, setting clear targets to minimize our environmental footprint and ensure a sustainable future.

EMISSIONS
30%
reduction in Scope 1 & 2 emissions by 2030[1]

WATER
25%
reduction in water usage by 2030[1]

WASTE
30%
reduction in hazardous waste by 2030[1]



Hubbell's Annual Sustainability Report

In 2025, we released our fifth annual sustainability report[2] (available at **www.hubbell.com**) which covers Hubbell's sustainability strategy, programs, and performance across our priority areas. The publication of this report reflects our dedication to delivering transparent, credible, and actionable information to our stakeholders.

Employee Engagement and Development

Hubbell continued to focus on the employee experience through Align 2027.

Hubbell conducts an annual enterprise-wide employee survey, the Elevate Employee Experience Survey (Elevate), to better understand the perspectives of our employees worldwide. In 2024, the third year of the survey, Hubbell saw continued strong engagement, with over 88% of Hubbell's employees participating worldwide.

Hubbell takes seriously the opinions voiced in Elevate, and as a response to Elevate feedback about employees wanting to better understand Hubbell and their connection to Hubbell's strategies, Hubbell launched "Align 2027" for all employees in mid-2024. Align 2027 was an interactive learning campaign where teams at locations or virtually could cross-functionally work through an exercise that brought to life Hubbell's refreshed brand, Vision, Mission, Core Values, key markets, products, history and strategic objectives. Employees were afforded time to connect and better understand how each of their roles fit together to better help Hubbell achieve a common purpose. Align 2027 was a demonstration of how Hubbell implements the Elevate survey to put employee feedback into action.

(1) Goals are compared to Hubbell's 2022 baseline of each applicable metric.

(2) The information within the 2025 Sustainability Report (available at www.hubbell.com), and any other information on the Company's sustainability webpage that Hubbell may refer to herein is not incorporated by reference into and does not form any part of this Proxy Statement. Any targets or goals discussed in our sustainability disclosures and within this Proxy Statement may be aspirational, and as such, no guarantees or promises are made that these goals will be met. Furthermore, statistics and metrics disclosed in this Proxy Statement, our sustainability reports, and Hubbell's sustainability webpage are estimates and may be based on assumptions. We are under no obligation to update such information.

Director **Compensation**

Hubbell's Director compensation program is reviewed by the Board's independent compensation consultant and benchmarked every other year.

The NCGC annually reviews all forms of independent Director compensation paid to Directors. Biennially, the NCGC benchmarks Director compensation and recommends changes to the Board when appropriate, with the next such review scheduled for later in 2025. The NCGC will be supported in this benchmarking review by Exequity LLP ("Exequity"), an independent outside compensation consultant engaged by the NCGC, which provides compensation competitive benchmarking. The NCGC targets Director compensation at the median of the same peer group used to evaluate the competitiveness of Hubbell's executive compensation levels. The NCGC also reviews Director compensation in relation to general industry companies similar to Hubbell in terms of revenue size as a secondary reference.

Elements of Compensation

The Board of Directors, upon the recommendation of the NCGC, decided not to make any changes to the value of total director compensation as reflected in the table below. These compensation levels have been in effect since May 2024 (as of the 2024 Annual Meeting of Shareholders).

Annual Compensation for 2024

Compensation Component	Payment or Value of Equity	
Board Service		
Annual Board Retainer[(1)]	$100,000	
Annual Restricted Share Grant[(2)]	$160,000	
Lead Director Retainer	$30,000	
Committee Service		
Committee Annual Retainer[(3)]	**Chair**	**Member**
Audit Committee	$20,000	$10,000
Compensation Committee	$15,000	$7,000
Finance Committee	$13,000	$5,000
NCGC Committee	$13,000	$5,000
Board/Committee Meeting Fees	None	
Discretionary Fee[(4)]	Upon NCGC recommendation and consent of the Chairman of the Board, fees may be paid for activities a Director performed outside the scope of normal Board and Committee service. No discretionary fees were paid in 2024.	

BOARD SERVICE ANNUAL PAYMENTS CASH/EQUITY


$100,000
Cash
$160,000
Equity

(1) The amount of the Annual Board Retainer was increased from $90,000 to $100,000 effective as of May 7, 2024.
(2) The amount of the Annual Restricted Share Grant (the grant date value of Company Common Stock granted at an Annual Meeting that vests on the date of the next Annual Meeting if the Director is still serving (or earlier, upon death or a change in control)) was increased from $145,000 to $160,000, effective as of the grant made on May 7, 2024.
(3) Annual Retainers are paid on a quarterly basis.
(4) Activities may include customer visits, conference attendance or training meetings.

Deferred Compensation Plan

The Company maintains a Deferred Compensation Plan for non-management Directors ("Deferred Plan for Directors") that enables Directors, at their election, to defer all or a portion of their annual cash Board and Committee retainers into a stock unit account, a cash account, or both.

- Each stock unit in a stock unit account is equivalent to one share of Hubbell's Common Stock. Dividend equivalents are paid on the stock units contained in a Director's account and converted into additional stock units. Upon distribution, all stock units are payable in shares of Hubbell Common Stock.
- A cash account is credited with interest at the prime rate in effect at the Company's principal commercial bank on the date immediately following each regularly scheduled quarterly Board meeting.

The Deferred Plan for Directors also enables the Directors, at their election, to defer all or a portion of their annual restricted share grant into a restricted stock unit account that credits a depositor with one restricted stock unit for each share of restricted stock deferred. Restricted stock units are subject to the same vesting terms as the underlying deferred stock and are payable in the form of one share of Hubbell common stock for each restricted stock unit. Dividend equivalents are paid on the restricted stock units contained in the account and converted into additional restricted stock units.

Generally, distributions under the Deferred Plan for Directors are paid only after termination of service and may be paid in a lump sum or in annual installments, at the Director's election. However, in the event of a change of control, all amounts credited to a Director's account will be paid in a lump sum, with amounts credited as stock units immediately converted into a right to receive cash.

Charitable Match

Hubbell provides the Directors with a matching program for contributions to qualifying charitable organizations and educational institutions on exactly the same terms available to Hubbell's employees. The Hubbell Foundation matches eligible cash donations to qualifying charitable organizations and educational institutions in a calendar year up to (i) $25,000 in the aggregate in cash donations and (ii) such other cash amounts, as applicable, matched in connection with The Hubbell Foundation's Dollars for Doers matching volunteer hours program - wherein The Hubbell Foundation makes charitable donations based on certain documented volunteer hours served. Hubbell believes strongly in the positive impact that volunteerism and charitable contributions can have on local communities and the larger world.

Director Compensation Table

The following table shows the compensation paid by the Company to non-management Directors for service on the Board of Directors during fiscal year 2024. Mr. Bakker received no compensation for his service as a Director beyond that described in the Executive Compensation section on page 57.

Name	Fees Earned or Paid in Cash[3] ($)	Stock Awards[4] ($)	All Other Compensation[5] ($)	Total ($)
Carlos M. Cardoso	113,720	159,645	20,000	293,365
Debra L. Dial	111,511	159,645	10,000	281,156
Anthony J. Guzzi	143,511	159,645	23,000	326,156
Rhett A. Hernandez	111,511	159,645	24,000	295,156
Neal J. Keating	116,511	159,645	22,320	298,476
Bonnie C. Lind	121,511	159,645	8,000	289,156
John F. Malloy	119,511	159,645	-	279,156
Jennifer M. Pollino	113,511	159,645	31,000	304,156
Garrick J. Rochow[1]	13,438	159,847	-	173,285
John G. Russell[2]	40,467	-	25,000	65,467

(1) *Mr. Rochow joined the Board effective November 19, 2024. Mr. Rochow's cash retainer fees represent part-year compensation and he received a full year annual restricted share grant.*

(2) *Mr. Russell retired from the Board effective May 7, 2024. The amounts shown in the table reflect compensation paid to him from January 1, 2024, through his retirement date.*

(3) *Includes the following amounts deferred and held under the Company's Deferred Plan for Directors: Mr. Guzzi - $143,511, Mr. Keating - $58,255, and Ms. Lind – $121,511.*

(4) *Amounts shown represent (i) the grant date fair value of 409 shares of restricted stock granted to each of Mr. Cardoso, Ms. Dial, Mr. Guzzi, Mr. Hernandez, Mr. Keating, Ms. Lind, Mr. Malloy, and Ms. Pollino at the Company's May 7, 2024, Annual Meeting of Shareholders as computed in accordance with FASB ASC Topic 718, and (ii) the grant date fair value of 357 shares of restricted stock granted to Mr. Rochow on November 19, 2024 as computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 18 to the Notes to Consolidated Financial Statements for 2024 contained in the Form 10-K filed with the SEC on February 13, 2025. These shares will vest as of the date of the 2025 Annual Meeting of Shareholders if the Director is still serving at that time (or earlier, upon death or a change in control). Ms. Dial, Mr. Guzzi, Mr. Keating, and Ms. Lind each elected to defer their entire 2024 annual restricted stock grant pursuant to the terms of the Deferred Plan for Directors. See the below table for the aggregate number of stock awards held by each Director as of December 31, 2024.*

(5) *Amounts shown include matching contributions to an eligible institution under The Hubbell Foundation's Matching Gifts Program.*

As of December 31, 2024, the following table shows the balance in each non-management Director's stock unit account and restricted stock unit account, if any, under the Deferred Plan for Directors. Each stock unit and restricted stock unit shown below represents the right to receive one share of Hubbell common stock. See the "Deferred Compensation Plan" section on page 34 for additional information:

Name	Aggregate No. of Stock Units Held at Year End (#)	Aggregate No. of Restricted Stock Units Held at Year End (#)
Carlos M. Cardoso	2,374	7,880
Debra L. Dial	—	413
Anthony J. Guzzi	32,494	14,555
Rhett A. Hernandez	—	—
Neal J. Keating	7,545	14,555
Bonnie C. Lind	2,410	4,838
John F. Malloy	1,788	1,836
Jennifer M. Pollino	—	—
Garrick J. Rochow[1]	—	—
John G. Russell[2]	6,311	7,109

(1) *Mr. Rochow joined the Board effective November 19, 2024.*

(2) *At the time of his retirement in May 2024, Mr. Russell's stock unit account balance was 6,311 stock units and Mr. Russell's restricted stock unit account balance was 7,109 restricted stock units. All of these stock units and restricted stock units were paid out in shares of Hubbell common stock on January 8, 2025, pursuant to his election under the Deferred Plan for Directors.*

Proposal 2 Advisory Vote to Approve Named Executive Officer **Compensation**

Consistent with the preference expressed by our shareholders at the 2024 Annual Meeting, we offer our shareholders the opportunity to vote on the compensation of our NEOs every year.

In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are requesting shareholder approval, on an advisory (non-binding) basis, of the compensation of our NEOs as presented in this Proxy Statement in the Compensation Discussion and Analysis section beginning on page 37 and the compensation tables and accompanying narrative disclosure in the Executive Compensation section beginning on page 57.

Accordingly, we will present the following resolution for vote at the Annual Meeting:

"**RESOLVED**, that shareholders of Hubbell Incorporated (the "Company") approve, on an advisory basis, the compensation of the Company's Named Executive Officers as described in the Compensation Discussion and Analysis and disclosed in the 2024 Summary Compensation Table and related compensation tables and narrative disclosure as set forth in the Company's 2025 Proxy Statement."

As described more fully in the Compensation Discussion and Analysis section, our executive compensation program was designed to attract and retain highly talented executives, deliver compensation that is competitive and fair compared to relevant benchmarks, reward strong performance, and motivate executives to maximize long-term shareholder returns. To achieve our objectives, we have adopted and maintain sound compensation governance practices and a strong pay for performance philosophy. Notably, the greatest portion of our executives' total direct compensation is variable and linked to performance on both a short-term and long-term basis.

As an advisory vote, the outcome of this proposal is not binding upon the Company. However, our Compensation Committee and our Board value the opinions of our shareholders and will consider the outcome of this vote when making future compensation decisions for our NEOs.

The affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Hubbell common stock is required to approve, on an advisory, non-binding basis, the compensation of our NEOs. In other words, the number of votes cast "FOR" the proposal must exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes will not affect the voting results. Broker discretionary voting is not allowed; if your shares are held by a broker, you must instruct the broker how to vote or your shares will not be voted with respect to Proposal 2.

✓ **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL BY ADVISORY VOTE OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.**

Compensation Discussion and Analysis (CD&A)

CD&A Table of Contents

Executive Summary

Our Named Executive Officers

Our business benefits from a strong leadership team with deep experience from both within and outside of our industry.

This Compensation Discussion and Analysis ("CD&A") section describes the material elements of the compensation program for the following individuals, who were our Named Executive Officers, or NEOs, for 2024:

Name	Position
Mr. Gerben W. Bakker	Chairman, President and Chief Executive Officer
Mr. William R. Sperry	Executive Vice President, Chief Financial Officer
Mr. Mark E. Mikes	President, Electrical Solutions Segment
Ms. Katherine A. Lane	Senior Vice President, General Counsel and Secretary
Mr. Gregory A. Gumbs	President, Utility Solutions Segment

Engagement With Shareholders

Hubbell engages with shareholders throughout the year on diverse topics such as financial performance, compensation and pay for performance, corporate governance, human capital, and corporate responsibility. In early 2025, members of our senior management engaged in a targeted outreach with Hubbell's top twenty-five shareholders representing over 61% of Hubbell's outstanding common stock. These conversations, which were led by a cross-functional group of senior leaders, helped inform the Compensation Committee's review of the executive compensation programs and confirmed shareholders' overall support of our compensation philosophy, design, programs and corporate governance practices.

Engaging with our shareholders informs our approach to our executive compensation program.

⟩ **See additional details on shareholder outreach and engagement on page 30.**

Results of 2024 Advisory Vote on Executive Compensation

Hubbell's 2024 advisory Say on Pay vote on executive compensation resulted in 95.1% of the votes cast in favor of the Company's executive compensation program. Hubbell's Say on Pay votes have averaged approximately 92.5% support for the last 10 years. We believe these strong results indicate that our shareholders are generally supportive of our compensation program.

As reaffirmed by our shareholders at the 2024 Annual Shareholders Meeting, and consistent with the Board's recommendation, Hubbell will continue to submit a Say on Pay proposal for a non-binding vote on an annual basis.

2024 Business Performance Highlights(1)

We delivered to our stakeholders in 2024.

We measure our progress not only in terms of our financial accomplishments, but also by looking at whether we served the best interests of our shareholders, suppliers, customers, employees, and the communities in which we operate.

Our financial accomplishments in 2024 included:



NET SALES

$5.6 billion

$4.9
$5.4
$5.6
2022
2023
2024

ADJUSTED DILUTED EARNINGS PER SHARE(2)

$16.57

$10.62
$15.33
$16.57
2022
2023
2024

FREE CASH FLOW(2)

$811 million

$507
$715
$811
2022
2023
2024

(1) *Our performance highlights represent the results of continuing operations. See Note 2 in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025, for further details.*

(2) *Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.*

We executed a disciplined plan of capital deployment.



CAPITAL DEPLOYMENT
($ Millions)

$180
Capital Expenditures
$267
Dividends
$40
Share Repurchases
Return to Shareholders
Investment in the Company

- Invested $180 million in high return capital expenditures.
- Deployed $40 million in share repurchases.
- Announced an 8% dividend increase.

Compensation Summary

The Compensation Committee, in consultation with Exequity, the Board's independent compensation consultant, reviews the objectives and components of Hubbell's executive compensation program and reviewed and approved the 2024 compensation earned by our NEOs.

We believe the elements of our compensation program continue to drive our overall pay for performance philosophy and alignment with our shareholders, and encourage continued execution on Hubbell's strategic initiatives. The compensation program includes both short-term and long-term incentives for all NEOs.

Short-Term Incentive Metrics and Weighting

All employees eligible to participate in our Short-Term Incentive program, including our NEOs, can earn an annual bonus based 80% on financial results, with the remaining 20% of such bonus tied to initiatives aligned to our annual and multi-year strategy. This allows the Compensation Committee to further prioritize and appropriately reward performance on critical non-financial metrics.


80%
Financial Metrics
20%
Individual/Strategic
65%
Adjusted Earnings Per Share(1)
or Operating Profit
35%
Free Cash Flow(1) or
Operating Cash Flow

See additional details on Short-Term Incentives on pages 45-49.

(1) Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.

Long-Term Incentive Metrics and Weighting

The overall design of our Long-Term Incentive program focuses our NEOs on our strategic priorities of profitable growth balanced with operational effectiveness, while ensuring alignment with shareholder interests. To that end, 75% of the Long-Term Incentive Award is performance-oriented and the remaining 25% is retention-oriented. The performance share grant has three equally-weighted financial performance metrics and constitutes 50% of the overall equity award. Stock appreciation rights, weighted at 25% of the long-term incentive value, are tied to the appreciation of our stock price, ensuring alignment with shareholders.


Weightings
25%
Restricted Shares
25%
Stock Appreciation Rights
75%
Performance
Based
50%
Performance Shares
Performance Share Design
1/3 Relative TSR
1/3 Relative Sales Growth
1/3 Adjusted Operating Profit Margin(1)

See additional details on Long-Term Incentives on pages 49-53.

(1) Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.

CEO Pay vs. Realized Pay vs. Company Performance

The Summary Compensation Table on page 57 discloses annual compensation for our NEOs in accordance with SEC regulations. These regulations require the Long-Term Incentive awards to be presented at their grant date value. While grant-date pay can be a helpful measure for comparing target pay across companies, it may not reflect the actual value ultimately delivered to the NEOs based on Company performance.

In order to better assess the relationship between pay and performance, the Compensation Committee reviews the NEOs' realized compensation and performance on both an absolute basis and on a relative basis in comparison to our peer group. The following table explains the pay shown in the Summary Compensation Table and realized compensation and how they differ.

Pay Summary	Description
Summary Compensation Table (SCT)	***SEC mandated disclosure*** Compensation awarded in the reporting year, as well as value estimates for other types of compensation. Amounts shown for base salary, bonuses, and cash incentives are the amounts earned in the year indicated. Amounts shown for Long-Term Incentive awards reflect the grant-date fair value of restricted shares, stock appreciation rights, and performance shares granted in the year indicated.
Realized Compensation	***Used to measure impact of performance on pay*** Compensation earned during the reporting year, including the actual results of performance-based Long-Term Incentive compensation, plus compensation awarded prior to the reporting year that remains dependent on Company performance. Amounts included for base salary, bonuses, and cash incentives are the amounts earned in the year indicated (consistent with the SCT). Amounts included for Long-Term Incentive awards reflect the actual value of restricted shares that vested during the period and performance awards paid out during the period (if any), the value of stock appreciation rights exercised during the period, and changes in the value of unvested restricted shares and stock appreciation rights based on changes in our stock price during the period.

The CEO's pay is aligned with Hubbell's performance.

The graph below identifies for Hubbell and for our Peer Group (as described on pages 44-45) the relationship between CEO pay rank and relative return to shareholders for 2024. Each blue dot represents a company in the Peer Group. The yellow dot marked "Hubbell (2024)" reflects our CEO's 2024 realized compensation and our Total Shareholder Return (TSR) performance. The shaded area marks the range that characterizes ideal pay-for-performance alignment. Peer company estimated compensation reflects 2023 compensation as reported, including 2024 stock price performance and corresponding 2024 TSR performance. This graphic illustrates that our CEO's compensation is aligned with the Company's TSR performance, and therefore with our shareholders' experience as well.



1-YEAR CEO REALIZED COMPENSATION PERCENTILE VS. TOTAL SHAREHOLDER RETURN PERCENTILE

Our Compensation Program

Executive Compensation Objectives

Our compensation decisions for 2024 were directly influenced by our operating results, peer benchmarking, and our shareholder outreach. We use the following objectives to guide our decisions:

PAY FOR PERFORMANCE	Align interests of executives with those of our shareholders by linking executive pay to Company performance.
ATTRACT, RETAIN, AND MOTIVATE	Incentivize high-quality executive talent essential to our immediate and long-term success.
DELIVER COMPETITIVE AND FAIR COMPENSATION	Target compensation for our executives to align with relevant external benchmarks, considering their role, responsibilities, tenure, and Company and individual performance.

Compensation Governance Snapshot

The following are highlights of our compensation practices and decisions that exemplify our commitment to sound compensation governance and shareholders' interests.

What We Do	What We Don't Do
Pay for Performance. We closely align pay and performance by placing a significant portion of total direct compensation at risk.	**No Guaranteed Annual Salary Increases or Bonuses.** Annual salary increases are based on evaluations of individual performance and the competitive market. Bonus payouts, if any, are based on financial and individual performance against specific targets.
Independent Compensation Consultant. The Compensation Committee retains an independent compensation consultant to review and advise on executive compensation matters.	**No Consultant Conflicts.** The independent compensation consultant cannot provide any other services to Hubbell without the Compensation Committee's approval.
Robust Performance Goals. We establish clear and measurable goals and hold our executives accountable for achieving specified targets to earn a payout under our incentive plans. Performance goals are linked to operating priorities designed to create long-term shareholder value.	**No Hedging or Pledging.** We prohibit our executives, including our NEOs, from hedging or engaging in derivatives trading with respect to Hubbell common stock and from pledging Hubbell stock as collateral for a loan.
Annual Benchmarking. We review peer and market practice, as well as pay levels, on an annual basis.	**No Excessive Perks.** The perquisites provided to our executives are restricted to relocation benefits, limited financial and tax planning reimbursements, and limited use of the corporate aircraft, and are subject to Board oversight.
Shareholder Engagement. We conduct formal outreach with our investors to discuss our compensation programs, human capital, corporate governance matters and other key topics.	**Limited Tax Gross-Ups.** We do not provide tax gross-ups for severance, excise tax, or other benefits provided to our executives (including the NEOs).
Strong Governance. We maintain a compensation recoupment (clawback) policy that complies with SEC rules and NYSE listing standards, and our Short-Term Incentive plans include the option for negative (but not upward) discretion by the Compensation Committee regarding award amounts paid.	**No Excessive Supplemental Retirement Plans.** We froze our supplemental executive retirement plan and only provide new benefits under qualified retirement plans that are made available generally to employees and under non-qualified defined contribution plans that are made available to certain executives.
Stock Ownership. We require senior executives, including our NEOs, to maintain significant ownership of Hubbell common stock. Our CEO has an ownership requirement of 5 times his base salary, which he currently exceeds.	**No Repricing or Cash Buyouts.** We prohibit the repricing or buyout of options and SARs without shareholder approval.
Risk Assessment. We conduct an annual compensation risk assessment to ensure our compensation program discourages excessive risk taking.	**No Employment Agreement with CEO or NEOs.** We do not have employment agreements with any of our NEOs, including Mr. Bakker, our CEO.
	No Single Trigger on Change in Control Benefits. Change in control benefits are provided only if there is both a change in control and a qualifying termination.

Elements of Compensation

The majority of the NEOs' pay is at risk, subject to Hubbell's performance.

The below chart represents the compensation mix for all of our NEOs as of December 31, 2024.



CEO	13%	17%	70%
OTHER NEOs	27%	21%	52%

Hubbell

■ Base Salary   ■ Annual Cash Incentive Target   ■ Long-Term Equity Incentive Target

Our pay for performance compensation philosophy is intended to reward our executives for their contributions toward achieving Hubbell's goals and implementing our business strategy. In addition, compensation packages for our executives consist of fixed and variable elements that deliver competitive compensation that enhances the Company's ability to attract and retain high quality management talent. Our compensation objectives and business strategy drive how our Compensation Committee designs the elements of our compensation program, as outlined in the following table.

2024 Compensation	What?	When?	How?	Link to Strategy and Performance
Base Salary	Fixed Cash	Annual	Reviewed annually for potential adjustment based on factors such as market competitiveness, individual performance, and scope of responsibility.	Competitive fixed cash compensation that attracts high caliber executives to lead our Company.
Short-Term Incentive	Variable Cash	Annual	Based on achievements with respect to Company (and possibly business segment) financial goals and individual performance against the Company's strategic objectives.	Designed to motivate our executives to attain short-term performance goals that are linked to our long-term financial and strategic performance objectives.
Long-Term Incentive: 50% Performance Shares	Variable Equity	3-year performance period	Provides a balance between internal and external performance. Performance metrics: relative sales growth, adjusted operating profit margin, and relative total shareholder return.	Motivates executives to achieve the Company's critical long-term financial goals, outperform our peers, and aligns executives' and shareholders' interests in share price appreciation.
25% Stock Appreciation Rights (SARs)	Variable Equity	3-year period, ratable vesting	Provides value based on the appreciation in our stock price between the date of grant and the date of exercise.	Aligns executives' and shareholders' interests in share price appreciation.
25% Restricted Shares	Variable Equity	3-year cliff vesting	Provides value to executives for their commitment to the Company. Represents a grant of shares of Hubbell's common stock that vest after a three-year period.	Promotes the retention of key executives, and aligns executives' and shareholders' interests in share price appreciation.

How We Make Compensation Decisions

Roles for Designing and Delivering Compensation

Hubbell has a clearly defined process and roles for making decisions about executive compensation.

Role	Process
Compensation Committee	Oversees compensation programs and has ultimate responsibility.
Independent Compensation Consultant	Provides market data, insight, and support and advice to the Compensation Committee.
CEO and Management	Provide data and limited input to the Compensation Committee.
Shareholders	Feedback drives our compensation program design.

Role of the Compensation Committee and the Independent Compensation Consultant

The Compensation Committee determines the Company's compensation philosophy and approves each element of executive compensation. The Compensation Committee relies on advice and data provided by Exequity, an independent compensation consultant engaged by the Compensation Committee. Exequity does not advise management and receives no compensation from Hubbell for services other than those provided to the Compensation Committee and the NCGC (for which it provides guidance on independent Director compensation, as described on page 33). Although the Compensation Committee considers recommendations made by the CEO with respect to executive compensation for executives other than himself, the Compensation Committee is solely responsible for making all executive compensation decisions.

The Compensation Committee discusses its compensation philosophy with Exequity and expects Exequity to present options for award practices and to provide context for any proposals, but otherwise does not impose any specific limitations or constraints on or direct the manner in which Exequity performs its advisory services. As advisor to the Compensation Committee, Exequity reviews the compensation strategy and pay levels for the NEOs, examines all aspects of the Company's executive compensation programs to ensure they support our business strategy and objectives, informs the Compensation Committee of developing regulatory considerations and trends affecting executive compensation and benefit programs, and provides general advice with respect to all compensation decisions pertaining to the CEO and to all officer compensation recommendations submitted by management.

The Compensation Committee assesses the independence of Exequity annually and has concluded that no conflict of interest currently exists or existed in 2024 that would prevent Exequity from providing independent advice to the Compensation Committee. In making this determination, the Compensation Committee considered, among other things, the following factors: (1) Exequity did not provide any non-compensation-related services to (and did not receive any fees for any non-compensation-related services from) Hubbell; (2) the engagement complied with Exequity's internal conflict of interest policies; (3) there are no other business or personal relationships between Company management or members of the Compensation Committee and any representatives of Exequity who provide services to the Company; and (4) neither Exequity nor any representatives of Exequity who provide services to the Company own any Hubbell securities.

Process and Timeline for Designing and Delivering Compensation

The Compensation Committee follows a comprehensive process to determine compensation values and benchmark program design.

Over the course of its four planned meetings each year, Hubbell's Compensation Committee thoroughly reviews compensation design and amounts for our NEOs. In addition to the meetings described below, the Compensation Committee may schedule additional meetings throughout the year. The below sets forth a subset of the various topics the Compensation Committee considers in consultation with Exequity.

FEBRUARY
- Approve base pay changes, Short-Term Incentive payouts and Long-Term Incentive grant values.
- Approve performance goals, plan designs, and targets for the LTI and STI programs.
- Finalize applicable performance share payouts for the three-year performance period that ended the prior year.
- Review tally sheets[1] for all NEOs and officers of the Company.

MAY
- Review pay for performance and realized compensation analysis for the prior year and three-year periods.
- Review executive compensation program design trends and regulatory matters.
- Review the composition of the Peer Group.
- Conduct a risk assessment.

SEPTEMBER
- Review executive compensation benchmarking against the Peer Group and the general market.
- Review/discuss any program design changes for the upcoming year.
- Review targets and projections for Short-Term Incentives and Long-Term Incentive performance grants.

DECEMBER
- Conduct initial review of individual executive compensation changes for the upcoming year.
- Continue to review/discuss any program design changes for the upcoming year.
- Continue to review targets and projections for Short-Term Incentives and Long-Term Incentive performance grants.
- Review stock ownership of Directors and officers.

(1) *Tally sheets identify and value each element of compensation, including base salary, Short-Term and Long-Term Incentive awards, pension benefits, deferred compensation, perquisites, and potential change in control and severance benefits and provide an aggregate sum for each NEO and officer.*

Compensation Peer Group

The Compensation Committee assesses each element of executive compensation against the median compensation levels paid to executives in comparable positions in similar industries. The Compensation Committee reviewed 2023 benchmark data from two sources, the Peer Group and general industry survey data, to help inform 2024 target compensation.

The Peer Group used to determine pay levels for 2024 was constructed based on three primary criteria:



Industry Affiliation

Companies within the Electrical Components and Equipment, Building Products, and Industrial Machinery industries.



Similar Size

Companies with revenues ranging from 0.5x to 2.5x Hubbell's revenues. Hubbell's revenues approximate the median of the Peer Group.



Competitors for Talent

Companies that are relevant as sources and destinations of talent in critical sales, engineering, and other functional talent areas that drive our business.

🆕 Changes to the Compensation Peer Group

The Compensation Committee reviews the Peer Group annually and in 2023 decided to revise the Peer Group for 2024 by removing (i) Fastenal Company, (ii) Roper Technologies, Inc. and (iii) Wesco International, Inc. from the Peer Group due to such companies' limited comparability to Hubbell in terms of business fit and size. The Compensation Committee then approved adding three new companies: (i) Ingersoll Rand Inc., (ii) Lennox International Inc. and (iii) Vertiv Holdings Co. to the Peer Group for 2024, with each company identified as being comparable to Hubbell based on criteria considered and to further ensure that Hubbell continues to approximate the Peer Group median in terms of revenue size.

Acuity Brands, Inc.	Donaldson Company, Inc.	Ingersoll Rand Inc.	Sensata Technologies Holding plc
AGCO Corporation	Dover Corporation	ITT Inc.	Snap-on Incorporated
AMETEK, Inc.	EnerSys	Lennox International Inc.	Vertiv Holdings Co.
Carlisle Companies Incorporated	Fortive Corporation	Lincoln Electric Holdings, Inc.	Woodward, Inc.
Crane Company	Fortune Brands Innovations, Inc.	Regal Rexnord Corporation	Xylem, Inc.
Curtiss-Wright Corporation	IDEX Corporation	Rockwell Automation, Inc.	

2024 Compensation Results

The Committee targets the 50th percentile of the Peer Group data for each compensation element.

Base Salary

Base salary is the principal fixed component of total direct compensation paid to the NEOs. Salaries are determined by reference to prevailing market pay rates, scope of job responsibility, and performance considerations. Annually, in February of each year, the Compensation Committee reviews and approves increases as appropriate for the NEOs to ensure their base salaries remain within range of market-representative pay levels. In February 2024, the Compensation Committee approved certain market and performance-based increases to the base salaries of the NEOs.

Short-Term Incentive Compensation

Hubbell's Short-Term Incentive program emphasizes our most critical annual financial metrics using performance goals established at the beginning of the year.

Hubbell's Short-Term Incentive ("STI") program is similar to executive STI award plans that are common at other companies in the general manufacturing environment. Maintaining an STI program that typifies those used elsewhere makes the Company's program competitive and helps us attract and retain high quality executive talent. STI awards are only paid to the extent the Company achieves the performance goals established by the Compensation Committee at the beginning of each year, and can range from 0% to 200% of an NEO's STI target. The predetermined performance goals are intended to be challenging and consistent with the Compensation Committee's view of strong business performance. The Compensation Committee may use its discretion to reduce (but not increase) the actual amount of the STI awards paid. Payouts are delivered in cash, subject to applicable tax withholding.

Annual Short-term Incentive Targets

STI targets for the NEOs are intended to approximate the median of the market for comparable positions. STI targets are expressed as a percentage of base salary. If targets are changed during the course of the year (e.g., due to a mid-year promotion), the full year target is pro-rated to reflect pre- and post-change periods. The 2024 target awards for the NEOs as approved by the Compensation Committee are shown below.

NEO	2024 STI Target%
Gerben W. Bakker	125%
William R. Sperry	90%
Mark E. Mikes	75%
Katherine A. Lane	75%
Gregory A. Gumbs	75%

STI DESIGN

Hubbell's 2024 STI program for our NEOs is designed to drive performance on our most critical short-term objectives.


80%
Financial Metrics
20%
Individual/Strategic
65%
Adjusted Earnings Per Share(1)
or Operating Profit
35%
Free Cash Flow(1) or
Operating Cash Flow

STI METRICS

The following table explains the metrics utilized in Hubbell's 2024 STI design. The applicable performance metrics and weights vary based on whether an NEO leads a business segment or holds an enterprise-wide role.

Metric	Level Measured	How is it calculated?	Why is it included in the STI Program?
Adjusted Earnings Per Share (EPS)[1]	**Enterprise**	Adjusted net income[1] divided by outstanding shares of common stock.	Affects TSR most directly and is the most critical measure of growth.
Free Cash Flow (FCF)[1]	**Enterprise**	Cash flow from operations less capital expenditures.	Demonstrates management's ability to generate cash for the business for ongoing operations and future investments.
Operating Profit (OP)	**Business segment**	Segment-level net sales less cost of goods sold and selling and administrative expenses.	The most comprehensive measure of business segment performance; represents the direct impact of the segment leader on the business.
Operating Cash Flow (OCF)	**Business segment**	Net cash from operating activities.	Demonstrates segment leaders' ability to manage ongoing operations in a positive manner, generating cash for the enterprise.
Strategic Objectives	**Individual**	The Compensation Committee's evaluation of the CEO's and other NEOs' individual impact on Hubbell's strategic objectives (including CEO input regarding the other NEOs).	Strategic objectives prioritize the most critical short-term and long-term actions for the business in order to deliver shareholder value.

Targets for these performance metrics are approved by the Compensation Committee in February of each year.

(1) *Adjusted earnings per share, adjusted net income, and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.*

STI Calculations

As shown below, the NEOs' STI awards are calculated differently depending on their respective roles at Hubbell.

Step 1 - Determine the STI Target



BASE SALARY × TARGET % = STI TARGET $

Step 2 - Multiply the STI Target by STI Payout

Mr. Bakker, Mr. Sperry, and Ms. Lane



STI TARGET $ × [ENTERPRISE FINANCIAL RESULT (80% WEIGHT) + STRATEGIC OBJECTIVES (20% WEIGHT)] = STI PAYOUT

Mr. Gumbs and Mr. Mikes



STI TARGET $ × [ENTERPRISE FINANCIAL RESULTS (40% WEIGHT) + SEGMENT LEVEL RESULTS (40% WEIGHT) + STRATEGIC OBJECTIVES (20% WEIGHT)] = STI PAYOUT

Strategic Objective Measures

A portion of each NEO's 2024 STI award is based on the attainment of Hubbell's strategic objectives. Strategic objectives are set at the beginning of each year in the categories listed below, which represent the core pillars of Hubbell's multi-year strategy. At the end of the annual performance period, the Compensation Committee, with input from the CEO and senior management, evaluates Hubbell's performance on these objectives and assigns a payout factor for this portion (20%) of each NEO's overall STI payout. Payout factors can range from 0-200%.









Serve Our Customers

We strive to exceed customer expectations by providing exceptional service and implementing processes that make it easy to do business with us.

Grow The Enterprise

We continue to grow our organization, both through developing innovative new products and by acquiring complementary businesses.

Operate With Discipline

We implement industry-leading processes to ensure a productive, safe, and compliant organization, and maximize our footprint for operational efficiency.

Develop Our People

We recruit, hire, and develop talent that meets and anticipates the ever-changing needs of our enterprise.

2024 Performance Results and Payout

Enterprise-Level Measures

For 2024, adjusted earnings per share[(1)] was $16.57, which was then adjusted for predetermined discrete items not considered in determining the performance versus target, including unspent but planned restructuring and related expenses as well as a one-time impact to the financials from changes in foreign currency exchange rates. These adjustments are pre-approved by the Compensation Committee and had no impact on the overall payout given the Company's overall performance.

(1) *Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operation in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.*

The table below shows the enterprise targets and financial payout for 2024 as reviewed and approved by the Compensation Committee.

Metric	Target	Performance vs. Target	Payout %
Adjusted Earnings Per Share[1]	$16.35	102%	115%
Free Cash Flow[1]	$793M	101%	107%
Blended Payout for Enterprise Level Financial Metrics			**112%**

(1) *Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operation in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.*

Segment-Level Measures

Mr. Gumbs leads the Utility Solutions Segment and had a portion of his STI based on the Operating Profit and Operating Cash Flow performance of that business segment.

Utility Solutions Segment

Metric	Target	Performance vs. Target	Payout %
Operating Profit	118% (% vs. PY)	94%	80%
Operating Cash Flow	104% (% of OP)	92%	80%
Blended Payout for Segment Level Financial Metrics			**80%**

Mr. Mikes leads the Electrical Solutions Segment and had a portion of his STI based on the Operating Profit and Operating Cash Flow performance of that business segment.

Electrical Solutions Segment

Metric	Target	Performance vs. Target	Payout %
Operating Profit	96% (% vs. PY)	107%	146%
Operating Cash Flow	100% (% of OP)	102%	110%
Blended Payout for Segment Level Financial Metrics			**134%**

Strategic Objective Measures

At the end of the annual performance period, Hubbell's performance on the strategic objectives for 2024 was evaluated to determine the payout percentage for this portion of the Short-Term Incentive. Over the course of 2024, the Company made progress against all the strategic objectives as outlined below.

Strategic Objective	Achievements
Serve our Customers	• Continued improvement in customer satisfaction scores and responsiveness metrics. • Increased channel conversions and grew the sales pipeline.
Grow the Enterprise	• Closed on the disposition of the residential lighting business ($131M sale price) and integrated 2024 acquisitions. • Expanded organic growth and strategic innovation projects.
Operate with Discipline	• Continued focus and improvement on safety performance and investments in a culture of safety. • Investing in accelerated productivity through the implementation of Hubbell Manufacturing System at certain sites, footprint optimization and world-class procurement initiatives.
Develop our People	• Continued to increase employee engagement and development programs and participation. • Held an all-employee developmental activity to increase understanding and connection to Hubbell's key strategies, and its refreshed Mission and Vision.

To determine the payout of the strategic objective portion of the NEOs' 2024 Short-Term Incentive, the achievements in each of the four strategic pillars were assessed on a scale of 0 - 200%. The four ratings were then averaged with equal weighting to determine a final payout percentage. Based on the strong performance outlined above, the weighted average across all four objectives resulted in a 110% payout for this component.

In addition to leadership on the enterprise-wide objectives as described above, factors considered by the Board and the Compensation Committee in evaluating the CEO's performance of his 20% strategic portion of his STI award include objectives targeted against Hubbell's vision to be a valued investment, an inclusive organization, and an exceptional customer partner. In considering Mr. Bakker's performance in such areas, and in light of the overall assessment of the enterprise as described above, the Compensation Committee approved a 110% payout for Mr. Bakker for the strategic portion of his STI award.

Short-Term Incentive Payouts

The following table shows the STI award earned by each of the NEOs. These amounts also appear in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table on page 57.

	Performance Measures/Results					
	Adjusted Earnings Per Share[(1)] and Free Cash Flow[(1)] (Enterprise Level)	**Operating Profit and Operating Cash Flow (Segment Level)**	**Strategic Objectives (Individual)**	**Total Composite Payout** ⊗	**STI Target ($)** ⊜	**STI Award ($)**
Gerben W. Bakker	112%	—	110%	112%	1,412,500	1,582,000
William R. Sperry	112%	—	110%	112%	666,000	745,900
Mark E. Mikes	112%	134%	110%	121%	461,250	558,100
Katherine A. Lane	112%	—	110%	112%	412,500	462,000
Gregory A. Gumbs	112%	80%	110%	99%	476,250	471,500

(1) *Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operation in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.*

Long-Term Incentive Compensation

Hubbell maintains a Long-Term Incentive ("LTI") plan that gives our top talent the opportunity to earn rewards in the form of Hubbell common stock pursuant to the Company's Amended and Restated 2005 Incentive Award Plan (as amended and in effect, the "Equity Plan"). The Equity Plan is designed to:

- Generate growth in the Company's share price by rewarding activity that enhances enterprise value.
- Ensure long-term rewards are commensurate with performance.
- Help leadership accumulate shares, ensuring greater alignment with shareholders.
- Motivate, retain, and reward the NEOs.



75% Performance Based

Design

50% Performance Shares	25% SARs	25% Restricted Shares

PERFORMANCE SHARES AND RESTRICTED SHARES ARE 3-YEAR CLIFF VESTING, SARS ARE 3-YEAR RATABLE VESTING

We believe the design of our LTI program creates a long-term performance-based orientation and encourages executives to remain with the Company.

The value of LTI awards granted to our executives each year is based on several factors, including external benchmarking, the Company's short- and long-term financial performance, the value of awards granted in prior years, succession considerations, and individual performance.

Our LTI program includes financial metrics that align with our business strategy.

Performance Share Awards

Our performance share program has evolved in response to our shareholders' feedback to ensure alignment with our business strategy, with consistent metrics since 2022. The following table outlines the outstanding performance awards granted to our NEOs.

Grant Date	Performance Period	Program Metrics	Status	See Pages
Feb. 2024	2024 – 2026	Relative Sales Growth, Adjusted Operating Profit Margin[1], Relative Total Shareholder Return	Pending end of performance period	50-51
Feb. 2023	2023 – 2025	Relative Sales Growth, Adjusted Operating Profit Margin[1], Relative Total Shareholder Return	Pending end of performance period	50-51
Feb. 2022	2022 – 2024	Relative Sales Growth, Adjusted Operating Profit Margin[1], Relative Total Shareholder Return	Performance period complete	50-52

(1) *Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.*

In all cases, the actual number of performance shares earned by an NEO will be determined at the end of the three-year period based on Company performance as measured by the performance metrics and targets set at the time of the grant, all of which are described in the following pages.

Performance Share Award Index

For all relative measures in the Performance Share Program, Hubbell uses the S&P Capital Goods 900 Index, which is a compilation of the S&P 400 and the S&P 500 Capital Goods indices and not a published index. The Compensation Committee chose this group as it is a more direct comparison to Hubbell's business and size than any other index.

Performance Share Grant Design (2024, 2023, and 2022 Grants)

Performance share grants made in February 2024, 2023, and 2022 were based on three equally-weighted metrics: Relative Sales Growth, Adjusted Operating Profit Margin[1], and Relative Total Shareholder Return (TSR). The table below details the metrics and calculation methodology, and explains why each metric is important to the business.

Metric	Weight	How is it calculated?	Why is it included in the LTI Program?
Relative Sales Growth	**34%**	Hubbell's compounded annual growth rate as compared to the compounded annual growth rate for the companies that make up the S&P Capital Goods 900 Index.	Drives growth initiatives, including organic growth, new product development, innovation, and acquisition performance. Relative performance ensures that we are not only focused on internal growth but also focused on outpacing our peers.
Adjusted Operating Profit Margin[1]	**33%**	Adjusted operating income divided by net sales, as compared to a target set at the beginning of the three-year performance period.	Focuses NEOs on margin expansion and productivity while they execute operational objectives, including footprint optimization and product rationalization.
Relative TSR	**33%**	Total Shareholder Return (average of the last 20 trading days of the preceding performance period compared to the average of the last 20 trading days of the performance period, with dividends reinvested as shares), as compared to TSR for the companies that make up the S&P Capital Goods 900 Index.	Provides balance between internal and external performance and ensures alignment with shareholder value creation.

(1) *Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.*

Performance Share Grant Targets (2024, 2023, and 2022 Grants)

The table below sets out each metric at the enterprise level, the respective goals for the three-year period, and the payout percentage of performance shares that would be earned at each specified level of performance. The relative performance and resulting payout scale is designed to align executive compensation with meaningful levels of performance while ensuring appropriate rewards for achieving superior outcomes. This structure, which is reflective of market and peer group practices balances risk and reward for the Company and shareholders. Internally, we communicate to our executives the quartile performance of our peers and Hubbell for each metric and focus our executives on achieving top or 2nd quartile performance, while looking to avoid 3rd or 4th quartile performance.

RELATIVE SALES GROWTH AND RELATIVE TSR		
	Target[1]	Payout
Max	>75th percentile	200%
Target	50th percentile	100%
Threshold	25th percentile	50%
No Payout	<25th percentile	0%

ADJUSTED OPERATING PROFIT MARGIN[2]			
	2024-2026 Target[1]	2023-2025 Target[1]	2022-2024 Target[1]	Payout
Max	22.75%	18.75%	17.00%	200%
Target	21.00%	17.00%	15.25%	100%
Threshold	19.25%	15.25%	13.50%	50%
No Payout	<19.25%	<15.25%	<13.50%	0%

(1) If the Company's performance for any of the performance metrics falls between the percentages listed on the table, the percentage performance shares earned will be determined by linear interpolation.

(2) Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.

Performance Share Grant Payout (2022 Grant)

The performance period for the LTI performance share grant made in February 2022 ended on December 31, 2024. The table below shows Hubbell's actual performance with respect to each metric and the associated payouts.

Metric	Weight	Target for 100% Payout	Actual Performance	Payout
Projected Relative Sales Growth[1]	34%	50th percentile	76th percentile	200%
Adjusted Operating Profit Margin[2]	33%	15.25%	21.9%	200%
Relative TSR	33%	50th percentile	124.5%	200%
				200%

(1) The calculation of the relative sales growth measure is dependent upon public availability of financial results from our peer companies. The Compensation Committee cannot determine the level of achievement of the performance criteria until a sufficient number of S&P Capital Goods 900 Index companies report their earnings for the year ended December 31, 2024. As a result, the actual payout results for the 2022-2024 performance share award grants based on Relative Sales Growth will not be determined until April 2025 and such payouts will not be approved by the Compensation Committee until after the filing of this Proxy Statement. The above projections reflect the results available as of March 24, 2025, including consensus estimates for sales growth for the Peer Group. Shareholders are cautioned that this information is preliminary, is subject to change based on the actual reported results of the S&P Capital Goods 900 Index companies and has not been approved by the Compensation Committee.

(2) Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.

Shares Received for the 2022 Grant

NEO	Target Shares (February 2022)	Projected Shares (February 2025)
Gerben W. Bakker	12,643	25,286
William R. Sperry	4,842	9,684
Mark E. Mikes	1,009	2,018
Katherine A. Lane	2,287	4,574
Gregory A. Gumbs	-	-

Stock Appreciation Rights ("SARs")

A vested SAR gives the holder the right to receive the value in shares of Hubbell's common stock equal to the positive difference between the base price of the SAR and the market value of a share of our common stock when the SAR is exercised. SARs vest in three equal installments on each of the first three anniversaries of the grant date. The base price of a SAR is the mean between the high and low trading prices of Hubbell's common stock as reported on the NYSE on the trading day immediately preceding the date of grant (i.e., for the February 6, 2024, grants, the February 5, 2024, price of $352.55). The Company calculates the value of a vested SAR this way for two reasons. First, using the trading price from the day before the grant enables the Compensation Committee to know the exact grant price and therefore the exact value of each grant before it is made. Second, because of the relatively low volume at which Hubbell's stock trades, the mean represents a more accurate picture of the fair market value of the stock than does the closing price. For purposes of determining individual award levels, the number of shares subject to each SAR is formulated on the basis of a modified Black-Scholes calculation. See the section entitled "Equity Award Plan Vesting Provisions-Grant Terms" on page 60 for additional information on the terms of SAR awards.

Time-Based Restricted Stock

Time based restricted stock incentivizes executives to remain with the Company and to create and maintain value for shareholders. Restricted shares do not vest unless the executive is still employed with the Company, with the value of restricted shares depending on the price of Hubbell's stock on the vesting date. Restricted stock awards are granted in shares of Hubbell's common stock and generally vest all at once on the three-year anniversary of the grant date.

Other Compensation Policies

Stock Ownership and Retention Policy

Each NEO currently satisfies Hubbell's stock ownership policy requirements.

Hubbell's Stock Ownership and Retention Policy (the "Stock Ownership Policy") is applicable to the NEOs, other officers of the Company, senior level employees, and non-employee Directors. The terms and conditions of the Stock Ownership Policy are annually reviewed by the Compensation Committee and Exequity to ensure consistency with current market practices and external benchmarks and alignment between the interests of the covered employees and the interests of the Company's shareholders.

The Stock Ownership Policy requires covered employees to attain a minimum share ownership level equal to their base salary times a certain multiplier, as indicated in the below table.

MINIMUM STOCK OWNERSHIP REQUIREMENT

5x BASE SALARY CEO	**3x** BASE SALARY CFO, Segment Presidents, General Counsel, EVPs, SVPs	**2x** BASE SALARY Other officers and senior leaders

The Stock Ownership Policy provides:

- A covered employee who has not yet satisfied the applicable ownership minimum requirement must retain 100% of the net shares acquired pursuant to the exercise of a SAR and all other shares that person directly or indirectly acquires.
- Once the minimum share ownership level is satisfied, covered employees are expected to continue to satisfy the requirement for as long as they are subject to the Policy.
- Shares that count toward the minimum share ownership requirement include shares held directly and indirectly by the covered employee, including restricted stock granted under the Equity Plan, and in-the-money vested (but unexercised) SARs. Shares underlying unearned performance shares are not counted.
- Covered employees have approximately five years from the earliest date they become subject to the Stock Ownership Policy to achieve their minimum ownership requirement. Covered employees who are promoted to positions with a higher minimum ownership requirement similarly have five years to increase their holdings to satisfy the new requirement.

As of December 31, 2024, all NEOs were in compliance with the Stock Ownership Policy. The Stock Ownership Policy can be viewed on the Company's website at **www.hubbell.com**. The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not a part of this Proxy Statement.

Compensation Recovery Policy (Clawback)

Hubbell adopted a new Compensation Recovery Policy in 2023. Pursuant to the policy, if Hubbell is required to prepare an accounting restatement of its financial statements due to Hubbell's material noncompliance with any financial reporting requirement under securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Compensation Committee will promptly attempt to recover any erroneously awarded incentive-based compensation received by any covered executive officer (including the NEOs) during the three completed fiscal years immediately preceding the date on which Hubbell is required to prepare such an accounting restatement. Covered executive officers include both current and former executive officers. Incentive-based compensation includes any compensation that is granted, earned or vested based wholly or in part on the attainment of a financial reporting measure such as a stock price goal or total shareholder return. The amount required to be recovered in the event of an accounting restatement will equal the amount of incentive-based compensation received by the covered executive officer that exceeds the amount of such compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

All actions taken under this policy will be determined by the Board of Directors in its sole discretion upon consultation with the Audit Committee and the Compensation Committee.

Policy Prohibiting Hedging and Pledging

Our officers, Directors, and certain employees designated by Hubbell's Senior Vice President, General Counsel and Secretary who may have access to material, non-public information about Hubbell and its financial condition, as well as anyone sharing a household with a restricted person and any entities directly or indirectly controlled by a restricted person, are prohibited from (i) engaging in hedging, monetization transactions, or similar arrangements involving our stock, including short sales, margin transactions, put or call options, and derivatives such as swaps, forwards, and futures transactions; (ii) pledging our stock as collateral for a loan, credit, stop loss, or any other limit orders placed with a broker, except pursuant to an approved 10b5-1 plan; and (iii) purchasing Hubbell stock on margin or holding it in a margin account.

Employee Benefit Programs

Overview

The NEOs receive health and welfare and retirement benefits that are generally available to all employees, which include cafeteria-style plans that provide medical, dental, prescription, life, and disability insurance and the option to purchase other voluntary benefits. The NEOs also receive certain additional retirement benefits, limited perquisites (as detailed on page 55), severance, and change in control protections. These additional benefits are similar to the types and amounts available to senior executives of other manufacturing companies as demonstrated in benchmark data. The following outlines the benefit plans available to the NEOs. The purpose of these plans is, as applicable, to provide retirement planning tools that help the Company attract and retain senior management.

Retirement Plans and Nonqualified Deferred Compensation Plans

Qualified Pension Plans

The Company maintains a defined benefit pension plan (the "DB Plan") and a defined contribution retirement plan (the "DC Plan") in which NEOs participate along with other Hubbell employees.

Employees hired after December 31, 2003, are not eligible to participate in the DB Plan but may participate in the DC Plan. The Company closed the DB Plan to new employees after 2003 after determining that a plan of this nature was no longer necessary to attract talent. Service credit under the DB Plan ceased effective February 28, 2017, and a subsequent freeze on eligible compensation became effective December 31, 2020. Messrs. Bakker and Mikes are the only NEOs who are participants in the DB Plan.

The DC Plan provides that the Company will make a fully vested annual non-elective Company contribution of 4% of eligible earnings on behalf of all eligible participants, including the NEOs. Additionally, the Company makes a matching contribution equal to 50% of the first 6% of a participant's eligible earnings contributed to the DC Plan, subject to limitations in the Internal Revenue Code. NEOs participate in the DC Plan on the same terms as other employees in the Company.

Non-Qualified Supplemental Retirement Plans

Certain senior executives of the Company, including the NEOs, are eligible to participate in supplemental retirement plans. Hubbell's Top Hat Restoration Plan ("DB Restoration Plan") and Defined Contribution Restoration Plan ("DC Restoration Plan") are available to DB Plan participants and DC Plan participants, respectively, who earn compensation in excess of Internal Revenue Code limitations applicable to qualified plans.

The DB Restoration Plan is an "excess benefit plan" under which participants in the DB Plan receive additional retirement benefits, calculated in the same manner as benefits are calculated under the DB Plan, but without regard to the applicable limits on compensation or benefit accruals imposed by the tax-qualified plan rules. Messrs. Bakker and Mikes are the only NEOs who are participants in the DB Restoration Plan, and they ceased to accrue benefits under the DB Restoration Plan when the DB Plan was frozen. The DC Restoration Plan, also an "excess benefit plan," enables participants in the DC Plan to receive Company contributions equal to the additional contributions they would have received under the DC Plan, but for the compensation limits imposed by the tax-qualified plan rules.

The DB Restoration Plan and DC Restoration Plan are intended to promote the retention of our eligible senior management employees by providing them with the opportunity to earn pension and retirement benefits that supplement the benefits available under the Company's tax-qualified retirement plans.

Executive Deferred Compensation Plan

The Company has a non-qualified Executive Deferred Compensation Plan ("EDCP") that permits senior employees, including our NEOs, to defer the receipt of up to 50% of their base salary and 100% of their short-term incentive award. The EDCP also provides for discretionary contributions by the Company. No Company discretionary contributions were made in 2024. Amounts deferred under the EDCP are credited with earnings reflecting individual investment directions made by each participant. See the "Non-Qualified Deferred Compensation in Fiscal Year 2024" section on page 64.

Perquisites

In 2024, the Company provided two types of perquisites to the NEOs: limited financial planning and tax preparation services and limited personal travel on the Company aircraft. These perquisites provide flexibility to the executives and increase travel efficiencies, thereby allowing executives to use their time more productively. These perquisites also protect the executives' financial health and thus the Company's investment in their development. The Company routinely examines the competitiveness of the perquisites offered in light of the evolving competitive landscape and determines whether any modifications are appropriate. Footnote 6 to the "Summary Compensation Table" on pages 57 and 58 outlines the benefits received by each NEO in 2024.

Severance and Change in Control Benefits

Hubbell maintains a Policy for Providing Severance to Senior Employees (the "Senior Severance Policy") that generally provides severance to senior management in the event of certain "involuntary" terminations of employment with Hubbell.

It has long been Hubbell's practice to provide Change in Control Severance Agreements ("CIC Agreements") to Board-appointed officers.

The CIC Agreements with the NEOs provide certain alternative severance benefits in the event an NEO's employment is involuntarily or constructively terminated in connection with a change in control. Such severance benefits are designed to alleviate the financial impact of termination of employment by providing continued base salary and health benefits and outplacement services. These benefits enable our executives to evaluate potential transactions without the personal distraction or conflict of interest that could arise from concerns about a potential change in control.

The decision to offer benefits under the Senior Severance Policy and the CIC Agreements does not influence the Compensation Committee's determinations concerning other direct compensation or benefit levels. In making the decision to extend these benefits, the Compensation Committee relied on its independent compensation consultant, Exequity, to ensure that such severance and change in control benefits align with relevant market practices and with policy statements put forth by governance rating agencies. The Compensation Committee annually reviews Hubbell's CIC Agreements and benchmarks the provisions with Exequity.

The Company's CIC Agreements contain, among other things, the following types and amounts of compensation benefits payable to NEOs upon a change in control:

- Double trigger (change in control plus termination of employment) required to obtain cash severance benefit.
- Lump sum cash payments equal to 2.5 times base salary and 2.5 times target bonus for the year in which the change-in-control occurs for Messrs. Bakker and Sperry and 2.0 times base salary and 2.0 times target bonus for the year in which the change-in-control occurs for Mr. Mikes, Ms. Lane and Mr. Gumbs.
- Lump sum payment of the pro-rated target bonus for the year in which termination occurs.
- Continued insurance benefits and outplacement services.

Upon a change in control, under the terms of the LTI awards, all outstanding awards (other than any portion subject to performance-based vesting) will continue in effect or be assumed or substituted by an acquiring company, unless the Compensation Committee elects to terminate an award or cause it to fully vest. If the acquiring company refuses to assume or substitute an award, the Compensation Committee may exercise its discretion to terminate the award in exchange for cash, rights, or property, or cause the awards to become fully exercisable prior to the change in control. The portion of an LTI award that is subject to performance-based vesting will remain subject to the terms of the award agreement and the Compensation Committee's discretion.

If an LTI award continues in effect or is assumed or substituted, and the grantee's employment is terminated without cause or within twelve months following a change in control, then the award will fully vest as of the date of termination.

For additional information relating to the Company's change in control and severance benefits, including under the CIC Agreements and the Senior Severance Policy, see the "Potential Post-Employment Compensation Arrangements" section on pages 64-69.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed its contents with members of the Company's management and its independent compensation consultant, Exequity. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Compensation Committee

Carlos M. Cardoso, Chair
Anthony J. Guzzi
Neal J. Keating
Jennifer M. Pollino

Executive Compensation

Summary Compensation Table

Named Executive Officer	Year	Salary ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	Change in Pension Value and Nonqualified Deferred Compensation Plan Earnings[5] ($)	All Other Compensation[6] ($)	Total ($)
Gerben W. Bakker Chairman, President and Chief Executive Officer	2024	1,125,385	—	4,692,033	1,464,957	1,582,000	193,288	263,788	9,321,451
	2023	1,091,231	—	4,249,556	1,394,918	2,442,000	248,969	239,610	9,666,284
	2022	1,032,154	—	3,579,025	1,174,988	2,075,000	—	283,944	8,145,111
William R. Sperry Executive Vice President, Chief Financial Officer	2024	737,093	—	1,601,192	500,027	745,900	—	124,799	3,709,011
	2023	716,154	—	1,484,994	487,474	1,198,800	—	121,995	4,009,417
	2022	691,923	—	1,370,664	450,001	1,082,100	—	101,161	3,695,849
Mark E. Mikes[1] President, Electrical Solutions Segment	2024	612,692	—	925,751	375,021	558,100	104,386	104,234	2,680,184
	2023	558,125	—	579,439	375,057	733,500	96,243	94,866	2,437,230
Katherine A. Lane Senior Vice President, General Counsel and Secretary	2024	547,008	_	880,788	275,015	462,000	_	104,045	2,268,856
	2023	526,923	_	723,640	237,456	735,400	_	90,117	2,313,536
	2022	506,923	100,000	647,269	212,500	617,600	_	57,091	2,141,383
Gregory A. Gumbs[1] President, Utility Solutions Segment	2024	632,608	—	800,596	250,014	471,500	—	84,389	2,239,107
	2023	298,077	450,000	437,540	437,519	430,100	—	39,895	2,093,131

(1) First reported as an NEO in 2023.

(2) The amounts reported in the Bonus column reflect: (i) a one-time cash bonus paid to Ms. Lane in 2022 related to her significant contribution to the Company's disposition of its commercial and industrial lighting business, and (ii) a one-time cash hiring bonus paid to Mr. Gumbs in 2023.

(3) The amounts reported in the Stock Awards and Option Awards columns reflect the aggregate grant date fair value of restricted stock, performance shares, and SARs granted in 2024 as calculated in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in the valuation, see Note 18 to the Consolidated Financial Statements for 2024 in the Form 10-K filed with the SEC on February 13, 2025. The actual value that an executive may realize from an award is contingent upon the satisfaction of the vesting conditions of the award. For SARs, the actual value of the award is based upon the positive difference between the base price and the market value of a share of Hubbell common stock on the date of exercise. Thus, there is no assurance that the value, if any, eventually realized by the executive will correspond to the amount shown. For performance shares with a Relative Sales Growth performance metric, fair value is based upon the average between the high and low trading prices of Hubbell common stock on the date preceding the grant date and assumes that the award will vest at target.

(4) The amounts reported in the Non-Equity Incentive Plan Compensation column reflect short-term incentive awards earned under the Company's Short-Term Incentive Plan. See the Short-Term Incentive Compensation section on pages 45-49.

(5) The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the retirement plans in which they participate. See the "Employee Benefit Programs" section on page 54 and "Non-Qualified Deferred Compensation" section on page 64. The present value of accrued benefits at December 31, 2022 is based on the Pri-2012 Healthy Annuitant Mortality White Collar Tables, sex distinct, with generational projection from 2012 using Scale MP-2021 and using a discount rate of 5.50%. The present value of accrued benefits at December 31, 2023 is based on the Pri-2012 Healthy Annuitant Mortality White Collar Tables, sex distinct, with generational projection from 2012 using Scale MP-2021 and using a discount rate of 5.20%. The present value of accrued benefits at December 31, 2024 is based on the Pri-2012 Healthy Annuitant Mortality Tables, with generational projection from 2012 using Scale MP-2021 and using a discount rate of 5.60%. Participants are assumed to retire at age 62 or current age, if later. No amounts accumulated under the Company's EDCP and DC Restoration Plan earn above market or preferential earnings; therefore, no earnings are included in this column.

(6) The amounts reported in the All Other Compensation column for 2024 are detailed in the following table:

Name	Perquisites[a] ($)	Retirement Plan Contributions[b] ($)	Total ($)
Gerben W. Bakker	14,071	249,717	263,788
William R. Sperry	10,000	114,799	124,799
Mark E. Mikes	10,000	94,234	104,234
Katherine A. Lane	15,496	88,549	104,045
Gregory A. Gumbs	10,000	74,389	84,389

(a) The amounts in the Perquisites column reflect the incremental cost to the Company of financial planning or tax preparation services up to a maximum of $10,000 for each NEO; the matching gifts made by The Hubbell Foundation; and personal use of the Company aircraft for Mr. Bakker - $2,571, which includes fuel costs, crew expenses, and landing, hangar, airplane parking, ramp, and maintenance fees.

(b) The amounts in the Retirement Plan Contributions column reflect Company 401(k) matching contributions of $10,350 for Messrs. Bakker, Sperry, Mikes, Gumbs and $9,131 for Ms. Lane; and an automatic Company retirement contribution of $13,800 for each NEO under the DC Plan. This column also includes the following Company retirement contributions earned under the DC Restoration Plan in 2024 to be contributed in 2025 for: Mr. Bakker - $128,895, Mr. Sperry - $63,636, Mr. Mikes - $40,048, Ms. Lane - $37,496, and Mr. Gumbs - $28,708. This column also includes the following restoration match contributions under the DC Restoration Plan earned in 2024 and to be contributed in 2025 for: Mr. Bakker - $96,672, Mr. Sperry - $27,013, Mr. Mikes $30,036, Ms. Lane - $28,122, and Mr. Gumbs - $21,531.

Other Compensation Tables

Grants of Plan-Based Awards in Fiscal Year 2024

The following table presents information concerning plan-based awards granted in 2024 to the NEOs under the Company's Incentive Plan and Equity Plan. All stock awards are payable in shares of Hubbell common stock.

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#)	All Other Option Awards: Number of Shares Underlying Options[3] (#)	Exercise or Base Price of Option Awards[4] ($/Sh)	Grant Date Fair Value of Stock and Option Awards[5] ($)
			Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				
Gerben W. Bakker	STI	2/6/24	706,250	1,412,500	2,825,000	—	—	—	—	—	—	—
	RS	2/6/24	—	—	—	—	—	—	4,155	—	—	1,464,845
	SAR	2/6/24	—	—	—	—	—	—	—	16,641	352.55	1,464,957
	PS/RSG	2/6/24	—	—	—	1,413	2,826	5,652	—	—	—	964,203
	PS/OPM	2/6/24	—	—	—	1,372	2,743	5,486	—	—	—	935,884
	PS/TSR	2/6/24	—	—	—	1,371	2,742	5,484	—	—	—	1,327,101
William R. Sperry	STI	2/6/24	333,000	666,000	1,332,000	—	—	—	—	—	—	—
	RS	2/6/24	—	—	—	—	—	—	1,418	—	—	499,916
	SAR	2/6/24	—	—	—	—	—	—	—	5,680	352.55	500,027
	PS/RSG	2/6/24	—	—	—	482	964	1,928	—	—	—	328,907
	PS/OPM	2/6/24	—	—	—	468	936	1,872	—	—	—	319,354
	PS/TSR	2/6/24	—	—	—	468	936	1,872	—	—	—	453,015
Mark E. Mikes	STI	2/6/24	230,625	461,250	922,500	—	—	—	—	—	—	—
	RS	2/6/24	—	—	—	—	—	—	1,064	—	—	375,113
	SAR	2/6/24	—	—	—	—	—	—	—	4,260	352.55	375,021
	PS/RSG	2/6/24	—	—	—	241	482	964	—	—	—	164,454
	PS/OPM	2/6/24	—	—	—	234	468	936	—	—	—	159,677
	PS/TSR	2/6/24	—	—	—	234	468	936	—	—	—	226,507
Katherine A. Lane	STI	2/6/24	206,250	412,500	825,000	—	—	—	—	—	—	—
	RS	2/6/24	—	—	—	—	—	—	780	—	—	274,989
	SAR	2/6/24	—	—	—	—	—	—	—	3,124	352.55	275,015
	PS/RSG	2/6/24	—	—	—	265	530	1,060	—	—	—	180,831
	PS/OPM	2/6/24	—	—	—	258	515	1,030	—	—	—	175,713
	PS/TSR	2/6/24	—	—	—	258	515	1,030	—	—	—	249,255
Gregory A. Gumbs	STI	2/6/24	238,125	476,250	952,500	—	—	—	—	—	—	—
	RS	2/6/24	—	—	—	—	—	—	709	—	—	249,958
	SAR	2/6/24	_	_	_	_	_	_	_	2,840	352.55	250,014
	PS/RSG	2/6/24	_	_	_	241	482	964	_	_	_	164,454
	PS/OPM	2/6/24	_	_	_	234	468	936	_	_	_	159,677
	PS/TSR	2/6/24	—	—	—	234	468	936	—	_	_	226,507

(1) *The amounts reported in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards columns reflect the target, threshold, and maximum short-term incentive award opportunity for each of the NEOs under the Company's Short-Term Incentive Plan. The NEOs are eligible for a payout within the threshold and maximum range depending upon several performance factors, such as earnings per share, operating profit improvement, free and operating cash flow, and strategic objectives. See the "Short-Term Incentive Compensation" section on pages 45-49.*

(2) The amounts reported in the Estimated Future Payouts Under Equity Incentive Plan Awards columns reflect the target number of performance shares ("PS") awarded to the NEOs under the Equity Plan on February 6, 2024, and the threshold and maximum number of performance shares that may be earned. Performance shares are earned on three measures: (i) Relative Sales Growth ("RSG"), (ii) Adjusted Operating Profit Margin ("OPM"), and (iii) Relative Total Shareholder Return ("TSR"). The actual number of performance shares earned will be determined at the end of a three-year period. See the "Performance Share Awards" section on page 50.

(3) The amounts reported in the All Other Stock Awards and All Other Option Awards columns reflect the number of shares of Restricted Stock ("RS") and Stock Appreciation Rights ("SARs") awarded under the Equity Plan on February 6, 2024. SARs are subject to vesting in three equal annual installments on the anniversary of the grant date. Upon retirement, RS will vest in full. SARs and RS become fully vested upon death or disability.

(4) The amount reported in the Exercise or Base Price of Option Awards column reflects the mean between the high and low trading prices of Hubbell common stock on the trading day immediately preceding the date of grant, which was the fair market value of such stock as defined under the Equity Plan.

(5) The amounts reported in the Grant Date Fair Value of Stock and Option Awards column reflect the aggregate fair value of the RS and SARs granted to each NEO on February 6, 2024, based upon the probable outcome of performance conditions, as applicable, and disclosed in Note 18 within the Notes to the Consolidated Financial Statements in the Company's 2024 Annual Report on Form 10-K filed with the SEC on February 13, 2025.

Equity Award Plan Vesting Provisions - Grant Terms

The following table describes the general terms of each of the equity incentive awards granted to the applicable NEOs on February 6, 2024.

	Restricted Stock	**Performance Shares**	**Stock Appreciation Rights**
Description	A grant of a number of shares subject to forfeiture if not vested.	A promise to receive a number of shares on the three-year anniversary of the grant date subject to meeting performance goals.	Right to receive, in stock, the appreciation in value between the stock price on the date of grant and date of exercise.
Abbreviation	RS	PS	SARs
Vesting Period	3-year cliff vesting on the anniversary of the grant date[(1)].	3-year cliff vesting on attainment of three stated performance measures.	1/3 per year on the anniversary of the grant date.

(1) The vesting period for restricted stock is generally three years except in limited instances for retention or for talent acquisition purposes.

Equity Award Grant Practices

Hubbell's Compensation Committee follows a comprehensive process for granting equity awards, including with respect to the timing of such awards. The Compensation Committee's long-standing practice has been to grant all equity awards, including SARS, on a predetermined schedule. At the first quarterly meeting of any new fiscal year, the Compensation Committee approves, after review and benchmarking with its outside compensation consultant, Exequity, the executive compensation program design, including the value and amount of the SARs to be awarded to executive officers. Such meeting of the Compensation Committee was typically held in February after Hubbell's release of the financial results for the prior fiscal year through the filing of a Current Report on Form 8-K and accompanying earnings release and earnings call, but before the filing of Hubbell's Annual Report on Form 10-K for that fiscal year. See the "Process and Timeline for Designing and Delivering Compensation" section of the CD&A for more detailed information regarding the process and timeline for equity award grants.

The Compensation Committee did not take material nonpublic information (MNPI) into account when determining the timing and terms of equity awards in 2024, and Hubbell does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. Instead, the timing of grants is aligned with the start of the new fiscal year as a way to incentivize the executives to deliver on the Company's strategic objectives for the new fiscal year. Further, any coordination between a grant and the release of information that could be expected to affect such grant's value is precluded by the predetermined schedule. Over the last three years, the average percentage change in the value of the Company's common stock from the last trading day before the filing of Hubbell's Annual Report on Form 10-K to the trading day immediately following such filing is 1.1%, demonstrating that the release of Hubbell's Annual Report on Form 10-K, and any material nonpublic information contained therein, does not meaningfully influence the Company's stock price, and by extension, the value of SARs or other equity awards at the time of grant.

The Board has determined that in future years, the Compensation Committee shall grant any SARs for each fiscal year outside of the period that is four business days before to one business day after the filing of Hubbell's Annual Report on Form 10-K for any fiscal year, or the filing of any of the Company's Quarterly Reports on Form 10-Q, or the filing or furnishing of any Current Report on Form 8-K that discloses material nonpublic information. In certain circumstances, including the hiring or promotion of an officer, the Compensation Committee may approve grants to be effective at other times.

The following table contains information required by Item 402(x)(2) of Regulation S-K about SARs granted to the Company's NEOs in the last completed fiscal year during the period from four business days before to one business day after the filing of the Company's Annual Report on Form 10-K. Hubbell did not grant any options, including SARs, to NEOs in the last completed fiscal year during the period from four business days before to one business day after the filing of any of the Company's Quarterly Reports on Form 10-Q, or the filing or furnishing of any Current Report on Form 8-K that discloses material nonpublic information.

Name	Grant Date	Number of Securities Underlying the Award	Exercise Price of the Award ($/sh)	Grant Date Fair Value of the Award	Percentage Change in the Closing Market Price of the Securities Underlying the Award between the trading date ending immediately prior to the disclosure of MNPI and the Trading Day Beginning Immediately Following Disclosure of MNPI
Gerben W. Bakker	2/6/24	16,641	$352.55	$88.03	2.2%
William R. Sperry	2/6/24	5,680	$352.55	$88.03	2.2%
Mark E. Mikes	2/6/24	4,260	$352.55	$88.03	2.2%
Katherine A. Lane	2/6/24	3,124	$352.55	$88.03	2.2%
Gregory A. Gumbs	2/6/24	2,840	$352.55	$88.03	2.2%

Option Exercises and Stock Vested During Fiscal Year 2024

The following table provides information on the number of shares acquired and the value realized by the NEOs during fiscal year 2024 on the exercise of SARs and on the vesting of restricted stock and performance shares.

Name	Option Awards[1]		Stock Awards	
	No. of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	No. of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
Gerben W. Bakker	82,651	19,227,630	6,281	2,263,861[2]
	—	—	24,623	8,918,148[3]
William R. Sperry	—	—	2,680	965,952[2]
	—	—	10,505	3,804,786[3]
Mark E. Mikes	4,000	986,305	574	206,887[2]
	—	—	2,250	814,946[3]
Katherine A. Lane	3,325	758,920	1,225	441,527[2]
	—	—	4,801	1,738,861[3]
Gregory A. Gumbs	—	—	—	—

(1) The amounts reported in the **Option Awards - Value Realized Upon Exercise** column reflect the number of shares acquired upon exercise multiplied by the difference between the base price of the SAR and the market price of Hubbell common stock on the date of exercise.

(2) The amounts reported in the **Stock Awards - Value Realized Upon Vesting** column reflect the number of shares of time-based restricted stock acquired upon vesting multiplied by the closing market price of Hubbell common stock on February 9, 2024 - $360.43.

(3) The amounts reported in the **Stock Awards - Value Realized Upon Vesting** column reflect the number of performance shares earned multiplied by the closing market price of Hubbell common stock on the following vesting dates – February 6, 2024 - $348.96 and May 7, 2024 - $390.33.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table provides information on all restricted stock, SARs, and performance share awards held by the NEOs and the value of such holdings measured as of December 31, 2024. All outstanding equity awards are in shares of Hubbell common stock.

Name	Grant Date	Option Awards[1]		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		No. of Securities Underlying Unexercised Options Exercisable (#)	No. of Securities Underlying Unexercised Options Unexercisable (#)			No. of Shares or Units of Stock that have not Vested[2] (#)	Market Value of Shares or Units that have not Vested[3] ($)	Equity Incentive Plan Awards: No. of Unearned Shares, Units, or other Rights that have not Vested[4] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares Units or other Rights that have not Vested[5] ($)
Gerben W. Bakker	2/10/21	34,845	—	163.26	2/10/31	—	—	—	—
	2/8/22	19,957	9,979	185.87	2/8/32	6,322	2,648,223	12,643	5,296,026
	2/7/23	7,625	15,250	241.17	2/7/33	5,784	2,422,860	11,569	4,846,138
	2/6/24	—	16,641	352.55	2/6/34	4,155	1,740,488	8,311	3,481,395
William R. Sperry	2/10/21	4,956	—	163.26	2/10/31	—	—	—	—
	2/8/22	7,643	3,822	185.87	2/8/32	2,421	1,014,133	4,842	2,028,265
	2/7/23	2,664	5,330	241.17	2/7/33	2,021	846,577	4,043	1,693,572
	2/6/24	—	5,680	352.55	2/6/34	1,418	593,986	2,836	1,187,972
Mark E. Mikes	12/14/18	1,539	—	105.49	12/14/28	—	—	—	—
	2/13/20	2,466	—	149.49	2/13/30	—	—	—	—
	2/10/21	2,582	—	163.26	2/10/31	—	—	—	—
	2/8/22	—	797	185.87	2/8/32	504	211,121	1,009	422,660
	2/7/23	—	2,461	241.17	2/7/33	933	390,824	829	347,260
	7/6/23	—	1,151	328.73	7/6/33	456	191,014	—	—
	2/6/24	—	4,260	352.55	2/6/34	1,064	445,699	1,418	593,986
Katherine A. Lane	12/14/18	2,868	—	105.49	12/14/28	—	—	—	—
	7/1/19	8,118	—	129.28	7/1/29	—	—	—	—
	2/13/20	7,417	—	149.49	2/13/30	—	—	—	—
	2/10/21	6,796	—	163.26	2/10/31	—	—	—	—
	2/8/22	3,609	1,805	185.87	2/8/32	1,143	478,791	2,287	958,001
	2/7/23	1,298	2,596	241.17	2/7/33	985	412,607	1,970	825,213
	2/6/24	—	3,124	352.55	2/6/34	780	326,734	1,560	653,468
Gregory A. Gumbs	7/6/23	1,677	3,356	328.73	7/6/33	1,331	557,543	—	—
	2/6/24	—	2,840	352.55	2/6/34	709	296,993	1,418	593,986

(1) The Option Awards column reflects SARs that were granted to each NEO on the dates shown. SARs entitle the recipient to receive the value in shares of Hubbell common stock equal to the positive difference between the base price and the fair market value of such shares upon exercise. Generally, SARs vest and become exercisable in three equal installments on each of the first three anniversaries of the grant date. See the "Equity Award Plan Vesting Provisions-Grant Terms" section on page 60.

(2) The No. of Shares or Units of Stock that have not Vested column reflects restricted stock granted on the following dates: 2/6/24, 7/6/23, 2/7/23, and 2/8/22. RS grants vest on the three-year anniversary of the grant date. See the "Equity Award Plan Vesting Provisions-Grant Terms" section on page 60.

(3) The Market Value of Shares or Units that have not Vested is based upon the closing market price of Hubbell common stock on December 31, 2024, the last business day of 2024, of $418.89.

(4) The Equity Incentive Plan Awards: No. of Unearned Shares, Units, or Other Rights that have not Vested column reflects performance shares granted on the following dates: 2/8/22, 2/7/23, and 2/6/24. Performance share grants vest based on achievement with respect to three performance measures, as described in the "Performance Share Awards" section on page 50, at the end of a three-year performance period (1/1/22 -12/31/24, 1/1/23 - 12/31/25, and 1/1/24 - 12/31/26, respectively, for the foregoing grants).

(5) The Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested column is based upon the closing market price of Hubbell common stock on December 31, 2024, the last business day of 2024, of $418.89.

Pension Benefits in Fiscal Year 2024

The following table provides information on the retirement benefits for the NEOs who participate in the Company's DB Plan and DB Restoration Plan. See the "Employee Benefit Programs" section on page 54.

Name	Plan Name	No. of Years Credited Service (#)	Present Value of Accumulated Benefit(1) ($)	Payments During the Last Fiscal Year ($)
Gerben W. Bakker	DB Plan	25.92	864,293	—
	DB Restoration Plan	25.92	3,077,903	—
Mark E. Mikes	DB Plan	27.67	880,791	—
	DB Restoration Plan	27.67	1,129,724	—

(1) *For the DB Plan and the DB Restoration Plan, the present value of accrued benefits at December 31, 2024, is determined based on the Pri-2012 Healthy Annuitant Mortality Tables, with generational projection from 2012 using Scale MP-2021 and using a discount rate of 5.60%. Participants are assumed to retire at age 62 or current age, if later.*

Pension Benefit Calculations

The following paragraphs describe the manner in which benefits are calculated under each of the Company's retirement plans.

DB Plan and DB Restoration Plan

The DB Plan provides for participation by all regular full-time salaried employees (other than employees subject to a collective-bargaining agreement) who were employed by covered Company businesses on December 31, 2003, including Messrs. Bakker and Mikes.

For certain participants hired before January 1, 2004, including Messrs. Bakker and Mikes, the annual benefits under the DB Plan upon normal retirement (age 65) are calculated under the formula shown below. The term "Final Average Pay" refers to the average of the applicable employee's highest three consecutive years' earnings (base salary and short-term incentives) in the last ten years.



0.85% × Years of Service (up to 35) × Final Average Pay + 0.65% × [Final Average Pay less Social Security Covered Compensation] × Years of Service (up to 35) + 1.10% × [Final Average Compensation] × Years of Service (>35)

Benefits under the DB Restoration Plan are calculated in the same manner as benefits under the DB Plan, but without regard to any limits on compensation or benefit accruals that may apply under the DB Plan as required by the tax-qualified plan rules. DB Restoration Plan benefits generally are payable based on a life annuity distribution (although 50% of the benefits are payable to the participant's surviving spouse if the participant dies after commencing benefits). However, benefits are paid out as a lump sum if an active employee participant as of the date of a change in control experiences a termination of employment within two years following the change in control.

Beginning in 2017, the DB Plan began a transition to being fully frozen. Years of Service was frozen under the DB Plan and the DB Restoration Plan effective February 28, 2017, and Final Average Pay, Social Security Covered Compensation, and Social Security Benefit was frozen under the DB Plan and the DB Restoration Plan effective December 31, 2020.

DC Plan and DC Restoration Plan

As described under the "Employee Benefits Programs" section on page 54, the DC Plan provides eligible participants with a fixed non-elective contribution of 4% of eligible earnings and a matching contribution equal to 50% of the first 6% of eligible earnings that the employee voluntarily contributes to the DC Plan.

The Company also provides a DC Restoration Plan to allow for excess contributions on behalf of those employees whose contributions are limited under the tax-qualified DC Plan due to compensation limits imposed by the IRS.

The DC Restoration Plan provides each participant impacted by those limitations with (i) an annual non-elective contribution equal to the excess of 4% of eligible earnings over the amount credited as a safe harbor non-elective contribution to the DC Plan for that year and (ii) an annual matching contribution equal to 50% of the first 6% of the participant's eligible earnings that are voluntarily contributed to the DC Plan and/or deferred to the Executive Deferred Compensation Plan less the maximum amount of matching contributions that could have been credited under the DC Plan if the participant had contributed the maximum permissible amount under that plan for the year.

Non-Qualified Deferred Compensation

Executive Deferred Compensation Plan

The EDCP enables certain designated senior executives (including the current NEOs) to defer up to 50% of their annual base salary and up to 100% of their annual short-term incentive compensation. Amounts deferred under the EDCP are nominally invested at the discretion of the participant in the same mutual funds available to all employees in the DC Plan, and all participants are immediately 100% vested in the amounts they elect to defer. The Company is permitted to make discretionary contributions to EDCP participants and to make contributions subject to vesting conditions or other restrictions.

Participants are generally required to make their deferral elections by December 31 of the year prior to the year in which the base pay is paid and the deferred short-term incentive award is earned. When they make deferral elections, participants also elect the future date for distributions. Distributions can be made at any time while the participant remains an employee (but no sooner than two years after the year for which the deferral is made) or upon separation from service or a change in control. Distributions upon separation from service may be made in a lump sum or installments over 5, 10, or 15 years. In-service distributions and distributions upon a change in control are made in a lump sum. Participants may also access their accounts under the EDCP in the event of an unforeseen emergency.

Non-Qualified Deferred Compensation in Fiscal Year 2024

The following table provides information on the benefits earned by each NEO under the Company's EDCP and DC Restoration Plan.

Name	EDCP Executive Contributions in 2024[1] ($)	EDCP Aggregate Earnings in Last FY[2] ($)	DC Restoration Plan Registrant Contributions in 2024[3] ($)	DC Restoration Plan Aggregate Earnings in Last FY[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/24[4] ($)
Gerben W. Bakker	214,043	187,699	198,536	63,809	—	2,234,278
William R. Sperry	44,225	23,281	88,896	73,042	—	1,164,320
Mark E. Mikes	709,426	286,728	54,819	21,391	—	3,705,792
Katherine A. Lane	978,042	130,851	57,017	16,510	—	1,599,360
Gregory A. Gumbs	44,283	1,223	16,723	1,086	—	63,315

(1) The amounts reported in the EDCP Executive Contributions in 2024 column reflect elective deferrals of short-term incentive awards as follows: Mr. Bakker: 6%, Mr. Mikes: 100%, and Ms. Lane: 100%, and elective deferrals of base salary as follows: Mr. Bakker: 6%, Mr. Sperry: 6%, Ms. Lane: 50%, and Mr. Gumbs: 7%. The short-term incentive amounts were earned and deferred for services in 2023 but credited to the EDCP in 2024, which is the time payments under the Incentive Compensation Plan are generally made. The amounts in this column include amounts also included in the Summary Compensation Table for 2024 under the Salary column (for 2024) and the Non-Equity Incentive Compensation Plan column (for 2023).

(2) The amounts reported in the EDCP Aggregate Earnings in Last FY and DC Restoration Plan Aggregate Earnings in Last FY columns include aggregate notional earnings on the EDCP account balances and the DC Restoration Plan balances in 2024. Amounts deferred under the EDCP and the DC Restoration Plan are credited with earnings on the basis of individual notional investment directions made by each participant.

(3) The amounts reported in the DC Restoration Plan Registrant Contributions in 2024 column reflect each NEO's credits under the DC Restoration Plan earned for services in 2023 and credited to the DC Restoration Plan in 2024. The amount does not include the following accrued restoration company retirement contributions and restoration match contributions earned in 2024 to be credited in 2025, which amounts are detailed in the footnote and included in the All Other Compensation column of the Summary Compensation Table on page 57 for 2024: Mr. Bakker - $225,567, Mr. Sperry - $90,649, Mr. Mikes - $70,084, Ms. Lane - $65,618, and Mr. Gumbs - $50,239.

(4) The amounts reported in the Aggregate Balance at 12/31/24 column reflect each NEO's balance credited to the EDCP and the DC Restoration Plan.

The material terms of the non-qualified deferred compensation plans are further described under the "Pension Benefit Calculations" section on page 63 and the "Non-Qualified Deferred Compensation" section above.

Potential Post-Employment Compensation Arrangements

Hubbell does not have employment agreements with any of the NEOs. We offer post-employment compensation and benefits to the NEOs under the Senior Severance Policy (which is available to senior level employees in addition to NEOs), retirement plans, and individual CIC Agreements that provide compensation and benefits only in the event of certain terminations in connection with a change in control (as defined in the CIC Agreements). In addition, NEOs may be entitled to post-termination compensation and benefits under the terms of the Company's Equity Plan, STI program, and other benefit plans. The section below describes the types of compensation and benefits an NEO is eligible to receive under these plans, policies, and agreements based on five termination scenarios: (i) involuntary termination; (ii) death; (iii) disability; (iv) retirement; and (v) following a change in control and involuntary termination. The NEOs generally will receive only vested amounts under the Company's plans upon voluntary termination or termination for cause.

Senior Severance Policy

The Senior Severance Policy offers the following benefits to NEOs:

- 4 weeks base salary continuation for each year of service, with a minimum of 26 weeks and a maximum of 78 weeks.
- Continued medical, dental, and life insurance benefits for the salary continuation period.
- Pro-rated portion of their target short-term incentive award earned through the date of termination.
- Outplacement services for up to 12 months.

Involuntary termination includes, for purposes of the Senior Severance Policy, a termination by the Company without cause and a resignation by the NEO due to a material change in the NEO's authority, duties, responsibilities, or base compensation, or a significant change in the NEO's employment location. In the event of a change in control followed by an involuntary termination, in lieu of any benefits under the Senior Severance Policy, an NEO would be eligible for severance benefits pursuant to the terms of his or her CIC Agreement.

Equity Plan

NEOs received grants under the Equity Plan in 2024. The treatment of outstanding equity awards upon involuntary termination (i.e., termination by the Company without cause), retirement, and death and disability is set forth in the Post-Employment and Change in Control Payment table on page 68.

Upon a change in control (as defined in the Equity Plan), outstanding awards under the Equity Plan do not automatically vest and become payable. Instead, awards that are not assumed by the acquiring company may vest in the discretion of the Compensation Committee.

Post-Termination Vesting Terms for Equity Plan Grants

The following table shows the vesting provisions of equity awards termination under the scenarios shown.

Award Type	Involuntary Termination	Retirement[1]	Death/Disability
Performance Shares	Unvested shares forfeited	Eligible for a pro-rata portion of shares (to the extent earned) based on the number of months the NEO served during the performance period.	Target number of shares fully vest
RS (time-based)	Unvested shares forfeited	Unvested shares fully vest	Unvested shares fully vest
SARs	Unvested SARs forfeited. May exercise vested SARs until the earlier of 90 days after the termination date or the 10th anniversary of the grant date.	Unvested SARs continue to vest in the normal course. Vested SARs exercisable until the 10th anniversary of the grant date.	Unvested SARs fully vest. Following disability termination, vested SARs are exercisable for the earlier of 90 days after the termination date or the 10th anniversary of the grant date. Upon death (or if the NEO dies within 90 days of termination due to disability or retirement) SARs are exercisable for the earlier of one year after death or the 10th anniversary of the grant date.

(1) Retirement means that the NEO has terminated employment with the Company, is at a minimum age of 55, and the executive's age plus years of service with the Company equals or exceeds 70.

Change in Control	Change in Control and Involuntary Termination
Unless otherwise determined by the Compensation Committee, unvested time-based RS and SARs will be assumed by the acquirer and continue to vest. Treatment of unvested PS are subject to discretion of the Compensation Committee.	Unvested awards fully vest only if the NEO is involuntarily terminated without cause within 12 months following a change in control.

Change in Control Severance Agreements

Each of our continuing NEOs is a party to a CIC Agreement that provides severance benefits in the event of a termination of employment by the executive for good reason or by the Company (other than for cause or due to the executive's death, disability or retirement) within two years after a change in control or, in certain circumstances, in anticipation of a change in control. CIC Agreements are only granted to officers, and only with the approval of the Board of Directors upon the recommendation of the Compensation Committee. The Compensation Committee and the Board intend for these agreements foster a stable work environment by reinforcing and encouraging executives' continued attention and dedication to job responsibilities without the personal distraction or conflict of interest that could arise from concerns about a potential change in control.

A "change in control" is generally defined as a change in the majority of the Company's Board of Directors during any 12-month period, the acquisition by a party directly or indirectly of 30% or more of the voting power of the Company during any 12-month period, a sale of substantially all of the Company's assets, or the acquisition by a party of more than 50% of either the voting power of the Company or the fair market value of the Company.

In the event of a change in control, the benefits provided to the NEOs under their CIC Agreements are as follows:

- A lump sum payment of the NEO's base salary multiplied by 2.5 for Messrs. Bakker and Sperry and 2.0 for Mr. Mikes, Ms. Lane and Mr. Gumbs.
- Continued medical, dental, vision, and life insurance benefits after termination for 2.5 years for Messrs. Bakker and Sperry and 2 years for Mr. Mikes, Ms. Lane and Mr. Gumbs.
- A lump sum payment of the target short-term incentive award for the year in which the change in control occurs multiplied by 2.5 for Messrs. Bakker and Sperry and 2.0 for Mr. Mikes, Ms. Lane and Mr. Gumbs.
- A lump sum payment of the pro-rated portion of their target annual short-term incentive award for the year in which the termination occurs.
- The incremental value of additional age and service credit under all applicable supplemental plans (subject to the terms of each plan freeze) payable as a lump sum.
- Outplacement services up to 12 months following termination at a cost not to exceed the lesser of 15% of the NEO's annual base salary or $50,000.

The CIC Agreements provide that the severance multiple will be reduced in monthly increments over the two-year period following the NEO's 63rd birthday until it is equivalent to the executive's base salary and average short-term incentive award. The CIC Agreements also provide that if an executive would have otherwise incurred excise taxes under Section 4999 of the Code, the benefits under the CIC Agreement may be reduced to the "safe harbor amount" so that no excise taxes would be due, if such reduction would result in the executive being in a better net after-tax position. The CIC Agreements do not provide for any tax gross-up; executives would be required to pay any excise taxes due under Section 4999 of the Code.

The Company has established a grantor trust to secure the benefits to be provided under the CIC Agreements, the non-qualified supplemental retirement plans, and other plans maintained by the Company for the benefit of senior management.

For additional information relating to change in control benefits, see the Severance and Change in Control Benefits section on pages 55-56.

Employment Agreements with Named Executive Officers

The Company does not have employment agreements with any of the NEOs.

DB Restoration Plan and DC Restoration Plan

Under the terms of the DB Restoration Plan, upon a termination of employment due to disability, a participant is entitled to an unreduced immediate pension benefit based upon such participant's service as of the date service was frozen under each plan (February 28, 2017, for the DB Restoration Plan).

Among other provisions, the DB Restoration Plan provides for the (i) suspension, reduction, or termination of benefits in cases of gross misconduct by a participant; (ii) forfeiture of benefits if a retired participant engages in certain competitive activities; and (iii) reduction in benefits upon early retirement. However, after a change of control, a participant's years of service with the Company (as calculated for the purpose of determining eligibility for the DB Restoration Plan benefits) and benefits accrued prior to the change in control event may not be reduced. If a participant's employment is terminated within 2 years after a change in control, the participant will receive payment of DB Restoration Plan benefits in one lump sum within 10 days after termination.

All amounts owed under the DC Restoration Plan are paid in a lump sum within 60 days following a change in control.

As described above, the CIC Agreements also provide for additional incremental benefits based on age and service credit, to the extent applicable, under the supplemental plans upon qualifying terminations of employment in connection with a change in control.

Potential Payments

The following table reflects the estimated incremental post-termination amounts that would have been payable to each NEO on December 31, 2024, in the event of death, disability, involuntary termination without cause, retirement, or a change in control combined with an involuntary termination. No benefits are provided to an NEO upon a change in control unless such officer also experiences a qualifying termination. The amounts in the table are calculated in accordance with the terms of the applicable plans, policies, and agreements described above and assume that the NEO has met the applicable eligibility requirements. The amounts in the table do not include (i) any value that would be realized upon the exercise of vested SARs or settlement of vested Performance Shares or RS to the extent the awards were vested prior to December 31, 2024, by their terms, or (ii) the estimated value of vested and accrued pension benefits that would be received upon any termination of employment under the terms of the Company's retirement plans.

Post-Employment and Change in Control Payment Table

Name	Severance[1] ($)	Equity Awards with Accelerated Vesting[2][3] ($)	Pension Benefits[4] ($)	Welfare Benefits[5] ($)	Total ($)
Gerben W. Bakker					
Death	—	26,574,629	—	—	26,574,629
Disability[6]	—	26,574,629	—	—	26,574,629
Involuntary Termination[7]	3,107,518	6,811,571	—	84,242	10,003,331
Retirement[8]	—	6,811,571	—	—	6,811,571
Change in Control and Involuntary Termination[9],[10],[11]	4,565,453	26,574,629	563,050	110,875	31,814,007
William R. Sperry					
Death	—	9,579,167	—	—	9,579,167
Disability[6]	—	9,579,167	—	—	9,579,167
Involuntary Termination[7]	1,576,784	2,454,696	—	60,816	4,092,296
Retirement[8]	—	2,454,696	—	—	2,454,696
Change in Control and Involuntary Termination[9],[10],[11]	2,536,133	9,579,167	—	75,673	12,190,973
Mark E. Mikes					
Death	—	3,612,033	—	—	3,612,033
Disability[6]	—	3,612,033	—	—	3,612,033
Involuntary Termination[7]	1,383,756	1,238,658	—	75,038	2,697,452
Retirement[8]	—	1,238,658	—	—	1,238,658
Change in Control and Involuntary Termination[9],[10],[11]	1,150,340	3,612,033	148,406	86,378	4,997,157
Katherine A. Lane					
Death	—	4,744,022	—	—	4,744,022
Disability[6]	—	4,744,022	—	—	4,744,022
Involuntary Termination[7]	1,004,812	—	—	59,464	1,064,276
Change in Control and Involuntary Termination[9],[10],[11]	1,267,240	4,744,022	—	70,292	6,081,554
Gregory A. Gumbs					
Death	—	1,939,505	—	—	1,939,505
Disability[6]	—	1,939,505	—	—	1,939,505
Involuntary Termination[7]	793,762	—	—	53,640	847,402
Change in Control and Involuntary Termination[9],[10],[11]	1,846,564	1,939,505	—	67,526	3,853,595

(1) The amounts reported in the Severance column reflect base salary entitlements under the Senior Severance Policy and base salary and bonus entitlements under each NEO's CIC Agreement. In addition, Severance includes a pro rata portion of the NEO's target bonus through the date of termination.

(2) The amounts reported in the Equity Awards with Accelerated Vesting column reflect the value realized by the NEO upon the exercise of all unvested SARs and the vesting of all unvested RS and PS that would vest upon death, disability, or a qualifying change in control. Upon a change in control, if the unvested RS and SARs are assumed by the acquirer and an NEO is terminated without cause within two years of such change in control, such awards will become fully vested prior to the date of termination. If the NEO is not terminated without cause within one year of the change in control, such equity awards will not accelerate. Treatment of unvested PS upon a change in control is subject to the discretion of the Compensation Committee.

(3) *For Messrs. Bakker, Sperry, and Mikes, who meet the definition of retirement eligibility, the amounts shown reflect the value realized upon the vesting of all unvested restricted shares upon retirement. No other executive officer will be retirement-eligible during the open vesting period of outstanding equity awards. The value realized is calculated using the closing market price of Hubbell common stock on December 31, 2024, the last business day of 2024, of $418.89. The amounts shown do not include the value of (i) SARs that are unvested at retirement, but become exercisable post-retirement, or (ii) outstanding performance shares at retirement, which may vest on a pro-rated basis at the end of the applicable performance period, because in each case the value would not be determinable as of the last day of the calendar year as the shares would not have vested on such date.*

(4) *The amounts reported in the Pension Benefits column include amounts payable under the Company's qualified and nonqualified pension plans and nonqualified deferred compensation plans only to the extent the amounts are not described in the Pension Benefit Calculations section discussed above on page 63 or the Non-Qualified Deferred Compensation section discussed on page 64 In the event of a Change in Control, even without termination of employment, EDCP distributions will be paid in a lump sum, but no additional value is allocated to the payment in this table. The value listed represents the present value of the payments under the EDCP in the Non-Qualified Deferred Compensation section discussed above on page 64.*

(5) *The amounts reported in the Welfare Benefits column include the payment of outplacement services for the NEOs for up to twelve months and insurance benefit continuation calculated in accordance with the terms of the Senior Severance Policy and CIC Agreements, as applicable.*

(6) *The amounts reported in the "Disability" rows are calculated based on a 5.6% discount rate and using the PRI-2012 Disabled Annuitant Mortality Tables, with generational projection from 2012 using Scale MP-2021. In the event of disability, the incremental retirement plan benefit was calculated by comparing the disability benefit to the vested accrued benefit under the qualified and non-qualified plans as of December 31, 2024.*

(7) *"Involuntary Termination," for purposes of this row, refers to a termination by the Company without cause as described in the Senior Severance Policy prior to the occurrence of a Change in Control. NEOs are not entitled to these benefits in the event of a termination for cause, death, or disability.*

(8) *"Retirement," for purposes of this row, refers to a voluntary termination by the NEO (after age 55 and 10 years of service). In addition to the amounts described in this chart, the executive will be entitled to payout of the amounts described under the Pension Benefit Calculations section discussed on page 63.*

(9) *The amounts reported in the Severance column for Change in Control and Involuntary Termination are equal to the product of (a) a multiple specified in each NEO's CIC Agreement and (b) the sum of (x) the NEO's base salary and (y) the target bonus payable to the NEO in the year which the change in control occurs. The specified multiple may be reduced pursuant to the CIC Agreements, as discussed further in the "Change in Control Severance Agreements" section above. In addition, Severance includes a pro rata portion of the NEO's target bonus through the date of termination.*

(10) *"Change in Control and Involuntary Termination," for purposes of this row, refers to a termination by the Company without cause (as defined in the CIC Agreement) or by the NEO for good reason (as defined in the CIC Agreement) within 2 years following a change in control (as defined in the CIC Agreement). As noted above, the amounts payable include a lump sum payment of the NEO's base salary multiplied by 2.5 for Messrs. Bakker and Sperry and 2.0 for Mr. Mikes, Ms. Lane and Mr. Gumbs.*

(11) *No benefits are automatically payable to the NEOs upon a change in control (as defined in the Equity Plan) due to their unvested RS and SARs until and unless the NEO experiences a qualifying termination related to such change in control. This row assumes such a qualifying termination (a termination by the Company without cause) occurs within 12 months following a change in control. Treatment of unvested PS upon a change in control is subject to the discretion of the Compensation Committee.*

CEO Pay Ratio

The SEC requires annual disclosure of the ratio of the CEO's annual total compensation to the annual total compensation of the Company's median employee.

We identified the median of the annual total compensation of all our employees by examining the 2024 annual salary for all employees, excluding the CEO, who were employed by us on November 15, 2024, as reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for 2024, as well as our payroll records for all non-U.S. entities. We selected November 15, 2024, because it enabled us to make such identification in a reasonably efficient and economical manner. We did not make any assumptions, adjustments, or estimates with respect to this compensation measure and we did not annualize the compensation for any full-time employees who were not employed by Hubbell for all of 2024.

After identifying the median employee, we calculated annual total compensation for 2024 for such employee in accordance with SEC rules. Hubbell's median employee's annual total compensation for 2024 was estimated at $56,881.

Mr. Bakker had 2024 annual total compensation of $9,321,451 as reflected in the "Total" column reported in the Summary Compensation table on page 57. As a result, we estimate that Mr. Bakker's annual compensation was approximately 164 times that of Hubbell's median employee.

SEC rules permit companies to rely on a range of estimates, assumptions, adjustments, and statistical sampling when preparing their pay ratio disclosures. As a result, these disclosures involve a degree of imprecision. Our pay ratio is merely a reasonable estimate calculated in a manner consistent with SEC rules, and it may not be comparable to the pay ratio disclosures of other companies.

Pay Versus Performance

The following table provides information about the relationship between the compensation paid to Hubbell's executives and the Company's financial performance.

Year	Summary Compensation Table Total for PEO 1 ($)(1)	Compensation Actually Paid to PEO 1 ($)(2)	Summary Compensation Table Total for PEO 2 ($)(1)	Compensation Actually Paid to PEO 2 ($)(2)	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)(1)	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)(2)	Value of Initial Fixed $100 Investment Based on: Total Shareholder Return ($)(3)	Value of Initial Fixed $100 Investment Based on: Peer Group Total Shareholder Return ($)(4)	Net Income from Continuing Operations Attributable to Hubbell ($ millions)	Adjusted Diluted EPS(5)
2024	9,321,451	23,267,814	N/A	N/A	2,724,290	5,336,496	311.89	198.95	777.8	16.57
2023	9,666,284	25,195,604	N/A	N/A	2,755,598	4,109,289	241.91	150.48	759.8	15.33
2022	8,145,111	16,337,722	N/A	N/A	2,343,695	4,107,995	169.88	119.67	511.3	10.62
2021	6,088,700	12,169,471	N/A	N/A	2,180,790	3,924,025	147.66	146.76	365.0	8.05
2020	6,674,686	5,334,561	8,981,039	7,598,826	2,228,169	2,320,228	108.90	118.61	330.0	7.14

(1) Gerben W. Bakker became Chief Executive Officer, effective October 1, 2020, and is reflected in the tables above and below as Principal Executive Officer ("PEO") 1. Prior to that, David G. Nord served as Chief Executive Officer, and he is reflected in the tables as PEO2. The non-PEO NEOs for 2024 were William R. Sperry, Mark E. Mikes, Katherine A. Lane, and Gregory A. Gumbs. The non-PEO NEOs for 2023 were William R. Sperry, Allan J. Connolly, Mark E. Mikes, Katherine A. Lane, and Gregory A. Gumbs; and for 2022 were William R. Sperry, Allan J. Connolly, Peter J. Lau, Katherine A. Lane and Alyssa R. Flynn; and for 2021 were William R. Sperry, Allan J. Connolly, Peter J. Lau and Katherine A. Lane; and for 2020 were William R. Sperry, Allan J. Connolly, Stephen M. Mais, and Rodd R. Ruland.

(2) Compensation Actually Paid ("CAP") reflects the exclusions and inclusions for the PEOs and NEOs set forth below.

PEO 1: Gerben W. Bakker	2024	2023	2022	2021	2020
Summary Compensation Table Total	9,321,451	9,666,284	8,145,111	6,088,700	6,674,686
Less: Aggregate grant date fair value of restricted stock and performance shares granted in the applicable year as calculated in accordance with FASB ASC Topic 718	(4,692,033)	(4,249,556)	(3,579,025)	(3,130,670)	(2,541,156)
Less: Aggregate grant date fair value of SARs granted in the applicable year as calculated in accordance with FASB ASC Topic 718	(1,464,957)	(1,394,918)	(1,174,988)	(1,025,488)	(838,512)
Plus: The fair value as of the end of the fiscal year of unvested equity awards granted in that year	10,459,480	10,631,950	8,505,609	6,411,661	3,663,876
Plus: The change in fair value during the year of equity awards granted in prior years that remained outstanding and unvested at the end of the year	8,810,234	6,757,770	2,784,556	3,216,228	(55,020)
Plus: The change in fair value during the year through the vesting date of equity awards granted in prior years that vested during that year	1,026,927	3,784,074	1,656,459	601,582	147,663
Plus: Dividends or other earnings paid in stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	—	—	—	—	—
Plus: Awards that are granted and vest in the same year, the fair value as of the vesting date	—	—	—	—	—
Less: Aggregate change in the actuarial present value of accumulated benefit under the retirement plans in which they participate	(193,288)	—	—	—	(1,716,976)
Less: Awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, the amount equal to the fair value at the end of the prior fiscal year	—	—	—	—	—
Plus: Service costs, or the actuarial present value of applicable benefit under all such plans attributable to services rendered during the applicable fiscal year and any prior service costs, where applicable	—	—	—	7,458	—
Compensation Actually Paid to PEO 1	23,267,814	25,195,604	16,337,722	12,169,471	5,334,561

PEO 2: David G. Nord	2024	2023	2022	2021	2020
Summary Compensation Table Total	N/A	N/A	N/A	N/A	8,981,039
Less: Aggregate grant date fair value of restricted stock and performance shares granted in the applicable year as calculated in accordance with FASB ASC Topic 718	N/A	N/A	N/A	N/A	(3,862,554)
Less: Aggregate grant date fair value of SARs granted in the applicable year as calculated in accordance with FASB ASC Topic 718	N/A	N/A	N/A	N/A	(1,274,491)
Plus: The fair value as of the end of the fiscal year of unvested equity awards granted in that year	N/A	N/A	N/A	N/A	5,569,030
Plus: The change in fair value during the year of equity awards granted in prior years that remained outstanding and unvested at the end of the year	N/A	N/A	N/A	N/A	(770,376)
Plus: The change in fair value during the year through the vesting date of equity awards granted in prior years that vested during that year	N/A	N/A	N/A	N/A	1,026,483
Plus: Dividends or other earnings paid in stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	N/A	N/A	N/A	N/A	—
Plus: Awards that are granted and vest in the same year, the fair value as of the vesting date	N/A	N/A	N/A	N/A	—
Less: Aggregate change in the actuarial present value of accumulated benefit under the retirement plans in which they participate	N/A	N/A	N/A	N/A	(2,070,305)
Less: Awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, the amount equal to the fair value at the end of the prior fiscal year	N/A	N/A	N/A	N/A	—
Plus: Service costs, or the actuarial present value of applicable benefit under all such plans attributable to services rendered during the applicable fiscal year and any prior service costs, where applicable	N/A	N/A	N/A	N/A	—
Compensation Actually Paid to PEO 2	N/A	N/A	N/A	N/A	7,598,826

Non-PEO Named Executive Officers	2024	2023	2022	2021	2020
Summary Compensation Table Total	2,724,290	2,755,598	2,343,695	2,180,790	2,228,169
Less: Aggregate grant date fair value of restricted stock and performance shares granted in the applicable year as calculated in accordance with FASB ASC Topic 718	(1,052,082)	(645,123)	(776,747)	(834,774)	(879,657)
Less: Aggregate grant date fair value of SARs granted in the applicable year as calculated in accordance with FASB ASC Topic 718	(350,019)	(307,501)	(254,992)	(273,441)	(253,122)
Plus: The fair value as of the end of the fiscal year of unvested equity awards granted in that year	2,365,188	1,597,127	1,845,901	1,709,616	1,226,859
Plus: The change in fair value during the year of equity awards granted in prior years that remained outstanding and unvested at the end of the year	1,488,421	890,754	623,409	884,446	(87,273)
Plus: The change in fair value during the year through the vesting date of equity awards granted in prior years that vested during that year	186,795	521,081	326,729	257,388	135,936
Plus: Dividends or other earnings paid in stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	—	—	—	—	—
Plus: Awards that are granted and vest in the same year, the fair value as of the vesting date	—	—	—	—	—
Less: Aggregate change in the actuarial present value of accumulated benefit under the retirement plans in which they participate	(26,097)	—	—	—	(50,684)
Less: Awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, the amount equal to the fair value at the end of the prior fiscal year	—	(702,647)	—	—	—
Plus: Service costs, or the actuarial present value of applicable benefit under all such plans attributable to services rendered during the applicable fiscal year and any prior service costs, where applicable	—	—	—	—	—
Compensation Actually Paid to Non-PEO Named Executive Officers	5,336,496	4,109,289	4,107,995	3,924,025	2,320,228

(3) *Dollar values assume $100 was invested for the cumulative period from December 31, 2020 through December 31, 2024, in either the Company or the Peer Group, and reinvestment of the pre-tax value of dividends paid. Historical stock performance is not necessarily indicative of future stock performance.*

(4) *For purposes of this disclosure, the Peer Group used is the Dow Jones U.S. Electrical Components & Equipment Index.*

(5) "Adjusted Diluted EPS" was determined to be the "most important" financial performance metric used to link performance to CAP for 2024. Adjusted Diluted EPS is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.

Most Important Measures to Determine CAP for the fiscal year ended December 31, 2024

The four measures listed in the table below represent the most important metrics we used to determine CAP for the fiscal year ended December 31, 2024, as further described in the CD&A section beginning on page 37.

Most Important Measures
Adjusted Diluted Earnings Per Share (EPS)[1]
Relative Sales Growth
Adjusted Operating Profit Margin[1]
Relative Total Shareholder Return

The following is a graphic illustration of the connection between pay and performance:



(1) Adjusted diluted earnings per share and adjusted operating profit margin are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operation in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 13, 2025.

Proposal 3 Ratification of the Selection of Independent Registered **Public Accounting Firm**

The Audit Committee of the Board of Directors, which consists entirely of independent Directors, is responsible for the appointment, compensation, retention, evaluation, and termination of the Company's independent registered public accounting firm (independent auditor).

The Audit Committee has appointed PricewaterhouseCoopers LLP as the Company's independent auditor for 2025. PricewaterhouseCoopers LLP has served as the Company's independent auditors since at least 1961. The Audit Committee periodically considers whether there should be a regular rotation of the independent auditor. The Audit Committee and Hubbell's Board of Directors believe that the continued retention of PricewaterhouseCoopers LLP to serve as the Company's independent external audit firm for 2025 is in the best interests of the Company and its shareholders.

The Audit Committee engages in an annual evaluation of the independent auditor's qualifications, performance, and independence. In addition, the Audit Committee regularly meets with the lead audit partner without members of management present, which provides the opportunity for continuous assessment of the independent auditor's effectiveness and independence and for consideration of rotating audit firms.

In accordance with SEC rules, the independent auditor's lead engagement partner rotates every five years. The Audit Committee is directly involved in the selection of the independent auditor's lead engagement partner.

A representative of PricewaterhouseCoopers LLP will attend the 2025 Annual Meeting of Shareholders to respond to appropriate questions and, if desired, to make a statement.

Although ratification of our selection of independent auditors is not required, we value the opinions of our shareholders and wish to submit the matter to a vote at the 2025 Annual Meeting as a matter of sound corporate governance. In the event the selection of PricewaterhouseCoopers LLP is not ratified by the shareholders, the Audit Committee will reconsider the selection of PricewaterhouseCoopers LLP as the Company's independent auditor. Even if the selection of independent auditors is ratified, the Audit Committee retains the discretion to select a different independent auditor at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

The affirmative vote of a majority of the votes cast by the holders of Hubbell common stock is required to ratify the selection of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm. This means that the number of votes cast "FOR" the proposal must exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes are not considered to be votes cast and therefore will not affect the voting results. Brokers have the discretionary authority to vote on the ratification of auditors and therefore we do not expect any broker non-votes in connection with this proposal.

✓ **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP.**

Independent Accounting Firm Fees

PricewaterhouseCoopers LLP provided the following audit and other services during 2023 and 2024.

	2023	2024	
Audit Fees	$ 4,580,000	$ 4,630,000	Audit Fees consist primarily of the annual integrated audit of the Company's annual consolidated financial statements and internal control over financial reporting, review of the interim consolidated financial statements included in quarterly reports, and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements.
Audit Related Fees	$ 1,228,000	$ 32,000	Audit Related Fees primarily include accounting advisory services as well as quality of earnings support associated with acquisition and divestiture-related activity. In addition, Audit Related Fees include assurance and related services that are reasonably related to performance of the audit of the Company's consolidated financial statements and are not reported under Audit Fees.
All Other Fees	$ 8,000	$ 4,000	All Other Fees are primarily for products and services other than the services reported above. These services are related to subscription services purchased from the independent registered public accounting firm.
TOTAL FEES	**$ 5,816,000**	**$ 4,666,000**	

Audit and Non-Audit Services Pre-Approval Policy

The Company's Audit and Non-Audit Services Pre-Approval Policy (the "Services Policy") sets forth the policies and procedures by which the Audit Committee reviews and approves all services to be provided by the independent auditors before they are engaged. The Services Policy underscores the need to ensure the independence of the independent auditor while recognizing that the independent auditor may have expertise that best positions it to provide the most effective and efficient services on certain matters unrelated to accounting and auditing.

The Audit Committee will only pre-approve the services that it believes enhance the Company's ability to manage or control risk. The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. The Services Policy provides the Audit Committee with a description of services that can be performed such as audit, audit-related, tax, and other permissible non-audit services. The Audit Committee periodically monitors the services rendered and actual fees paid to the independent auditors and considers whether such services are consistent with SEC rules and regulations on auditor independence. Any proposed services exceeding pre-approved amounts also require pre-approval by the Audit Committee. In the interim periods between Audit Committee meetings, the Chair of the Audit Committee can authorize spending that exceeds pre-approved levels, provided that the amount of such spending is presented to the Committee at its next scheduled meeting.

During 2024, all audit services, audit-related services, and other services provided by PricewaterhouseCoopers LLP were pre-approved by the Audit Committee.

Audit Committee Report

The Audit Committee of the Board of Directors is made up of independent Directors functioning in accordance with a written charter last revised, adopted, and approved by the Board of Directors effective May 7, 2024. The Audit Committee reviews its charter annually. As provided in its charter, the Audit Committee assists the Company's Directors in fulfilling their responsibilities relating to corporate accounting, the quality and integrity of the Company's financial reports, and the Company's reporting practices. The functions of the Audit Committee are further described in the "Corporate Governance" section beginning on page 23.

In connection with the discharge of its responsibilities, the Audit Committee has taken a number of actions, including, the following:

- The Audit Committee reviewed and discussed with management and the independent registered public accounting firm the Company's audited financial statements.
- The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed per applicable requirements of the Public Company Accounting Oversight Board and the SEC.
- The Audit Committee received from the independent registered public accounting firm the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, discussed their independence with them, and satisfied itself as to the independence of the independent registered public accounting firm.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC.

Audit Committee

Bonnie C. Lind, Chair
Debra L. Dial
Rhett A. Hernandez
John F. Malloy
Jennifer M. Pollino
Garrick J. Rochow

Proposal 4 Approve the Amendment and Restatement to the Certificate of Incorporation to Adopt a Majority Voting Standard in Uncontested Elections of Directors

Board's Decision and Rationale. For the reasons discussed below, the Board of Directors has approved, and recommends that shareholders approve the amendment and restatement of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") to adopt a majority voting standard in uncontested elections of directors.

The election of Directors is governed by Section 33-712 of the Connecticut Business Corporation Act ("CBCA"), which provides that unless otherwise stated in the certificate of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Article I, Section 6 of Hubbell's Amended and Restated By-Laws (the "By-Laws") provides that to be elected, a nominee must have received a plurality of the votes cast by holders of shares entitled to vote in the election at a meeting at which a quorum is present. In addition, our Guidelines provide that any Director in an uncontested election who receives more votes "withheld" from their election than votes "for" their election will promptly tender to the Board an offer to resign as a Director following certification of the shareholder vote by the inspector of election.

While the Board believes that the current voting standard for the election of Directors, coupled with the Director Resignation Policy outlined in the Guidelines, has the same effect as a majority voting standard for the election of Directors because Directors who receive more votes against than for their election must offer to resign, certain institutional shareholders who believe that majority voting enhances director accountability and corporate governance have expressed a preference for the majority voting standard for elections of Directors that has been adopted by the majority of other S&P 500 companies.

After careful consideration of this topic, consistent with our commitment to implementing the best corporate governance practices and the Board's intent to remain accountable to shareholders, the Board has determined, upon recommendation of the NCGC, that it is in the best interest of the Company and its shareholders to amend the Certificate of Incorporation to adopt a majority voting standard in uncontested director elections as described below.

The proposed amended and restated Certificate of Incorporation would add a new Article EIGHTH to the Certificate of Incorporation to provide that at any uncontested election of Directors, each Director shall be elected by the vote of the majority of the votes cast with respect to the Director nominee at any meeting of the shareholders held for the election of Directors at which a quorum is present. A majority of the votes cast means that the number of shares voted "for" a Director nominee must exceed the number of votes cast "against" that Director. An incumbent Director who fails to receive a majority of the votes cast for his or her election will offer to tender his or her resignation from the Board, which will be evaluated by the Board in accordance with the By-Laws.

A plurality voting standard shall continue to apply in contested Director elections where there may be more candidates for election than the number of Directors to be elected.

The Company is making certain other minor changes to the Certificate of Incorporation to reflect updates to the CBCA, including without limitation, adding disclosures regarding the Company's North American Industry Classification System (NAICS) codes and electronic mail contact information and to remove outdated references.

Proposed Majority Voting Amendment

Accordingly, we ask our shareholders to approve the following resolution:

"**RESOLVED**, that the shareholders of the Company approve the amendment and restatement of the Certificate of Incorporation, including to add Article EIGHTH to the Certificate of Incorporation, as set forth on Appendix I ."

Corresponding By-Law and Corporate Governance Guidelines Amendments. If this Proposal 4 is approved by our shareholders, the Board will also adopt amendments to our By-Laws to provide for majority voting in uncontested elections of directors and plurality voting in contested elections and revise the Director Resignation Policy contained in our Guidelines. Under the CBCA, even if an incumbent director does not receive the required vote to be re-elected, that director will continue to serve as a "holdover director" unless a successor is elected and qualified. The NCGC will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the NCGC's recommendation, considering all factors that the Board of Directors believes to be relevant, and will publicly disclose its decision within ninety (90) days from the date of the certification of the election results.

This summary is qualified in its entirety by reference to the complete text of the proposed amendment and restatement of the Certificate of Incorporation, which is attached as Appendix I to this Proxy Statement.

Effectiveness of Amended and Restated Certificate of Incorporation. If approved by shareholders, the Company will promptly file with the Connecticut Secretary of the State the amended and restated Certificate of Incorporation, the form of which is attached as Appendix I to this Proxy Statement, incorporating the proposed amendments set forth in this Proposal 4. The amended and restated Certificate of Incorporation will become effective on the date the filing is accepted by the Connecticut Secretary of State. If Proposal 4 is not approved by the requisite vote, the proposed amendments to the Certificate of Incorporation, By-Laws and Guidelines will not be implemented and the current plurality standard for the election of directors will continue to be applicable to the Company. The adoption of Proposal 4 is not contingent on the approval of any other proposal described in this Proxy Statement.

Required Vote

Under our By-Laws, the affirmative vote of a majority of the votes cast by the holders of outstanding shares of Common Stock is required to approve the amendment and restatement of the Certificate of Incorporation. In other words, the number of votes cast "FOR" the proposal must exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes are not considered to be votes cast and therefore will not affect the voting results. Broker discretionary voting is not allowed; if your shares are held by a broker, you must instruct the broker how to vote or your shares will not be voted with respect to Proposal 4.

 **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE AMENDMENT AND RESTATEMENT OF THE CERTIFICATE OF INCORPORATION TO ADOPT A MAJORITY VOTING STANDARD IN UNCONTESTED ELECTIONS OF DIRECTORS AND TO MAKE CERTAIN OTHER UPDATING CHANGES.**

Proposal 5 Approve the Hubbell Incorporated Incentive Award Plan

The Company previously adopted and shareholders previously approved the Hubbell Incorporated Second Amended and Restated 2005 Incentive Award Plan, as amended and restated, on May 5, 2015, which was subsequently amended and restated on December 6, 2016 and on December 4, 2019 (collectively, the "Prior Plan"), in order to promote the success and enhance the value of the Company by linking the personal interests of participants to those of the Company's shareholders, and by providing participants with an incentive for outstanding performance. The Board of Directors has approved an amendment and restatement of the Prior Plan, which will now be called the Hubbell Incorporated Incentive Award Plan (which is referred to herein as the "Restated Plan"), and is submitting the Restated Plan for shareholder approval at the 2025 Annual Meeting. The Restated Plan is a critical part of our pay-for-performance compensation program. We grant long-term incentive awards annually to over 350 of our key employees around the globe. Aligning the compensation of these employees to the same outcomes achieved by our shareholders has been a hallmark of our compensation approach, and supports our objective to attract and retain the best talent in our industry. We believe that it is in the best interests of the Company and our shareholders to approve the Restated Plan so that we can continue to achieve our compensation objectives and promote long-term shareholder value, as the Prior Plan is set to expire on May 5, 2025.

In setting the recommended level of shares authorized for issuance under the Restated Plan, we believe that 1,749,789 shares (which is the number of shares remaining available for grants under the Prior Plan as of March 7, 2025 plus 620,000 additional shares) should be authorized for future issuance under the Restated Plan to satisfy our equity compensation needs. The approval of the Restated Plan enables us to continue to attract, retain and reward the many employees who contribute to our long-term success.

The Board of Directors unanimously recommends that the shareholders vote "for" the approval of the Hubbell Incorporated Incentive Award Plan. Approval of this proposal will constitute approval of the Restated Plan.

The material substantive differences between the Restated Plan and the Prior Plan are:

- Name of the plan was changed to Hubbell Incorporated Incentive Award Plan;
- Number of shares of Hubbell Common Stock available for issuance under the plan was increased by 620,000 shares to be, as of March 7, 2025, an aggregate of 1,749,789 shares available for issuance on and after shareholder approval of the Restated Plan, which may be increased by previously approved shares subject to outstanding awards under the Prior Plan that again become available for grant under the terms of the Restated Plan, and all of which shares are issuable upon the exercise of incentive stock options;
- Restriction on the number of shares that may be issued as "full value awards" (i.e., restricted stock, restricted stock units, performance shares) was eliminated;
- Annual per person limitation on shares (or dollar value) subject to employee awards was eliminated;
- Independent directors maximum aggregate annual grant date fair value limit was increased from $500,000 to $1,000,000;
- "Change in Control" and "Continuous Service" definitions were amended to provide that a change in the majority of the Board (which is a higher threshold than the prior threshold of 1/3) is required to trigger a Change in Control;
- Eliminated outdated Internal Revenue Code Section 162(m) provisions; and
- Extended the term of the plan until 2035.

In addition, certain other administrative changes have been included in the Restated Plan.

In its determination to approve the Restated Plan in February, 2025, the Board reviewed the Company's annual share usage, dilution, overhang and peer group market practices and trends. Specifically, the Board reviewed and considered the following, subject to further updates as of March 7, 2025, where there were no material changes:

- The number of stock incentive awards outstanding, the shares remaining available for grant under existing plans, and the additional shares being requested under the amended plan.
- We took into consideration the weighted average number of common shares outstanding as of December 31, 2024, of 53,669,872.

- We took into consideration that, as of December 31, 2024, there was a total of 1,161,712 shares of Common Stock that remained available for issuance as awards under the Prior Plan and we took into consideration aggregate outstanding awards as of December 31, 2024, of 732,990 shares, which was comprised of: 488,819 SARs (with a weighted average base price of $198.12 and weighted average remaining term of approximately 6.6 years) and 244,171 full-value awards. As of March 7, 2025, there was a total of 1,129,789 shares of Common Stock that remained available for issuance as awards under the Prior Plan and aggregate outstanding awards of 869,022 shares, which were comprised of: 543,501 SARs (with a weighted average base price of approximately $221.84 and weighted average remaining term of approximately 6.8 years) and 325,521 full-value awards. The total number of shares described in the preceding sentences does not include the shares available under the Company's value-neutral Deferred Compensation Plan for Directors as amended and restated. The Deferred Compensation Plan for Directors enables Directors, at their election, to defer all or a portion of their annual cash board and committee retainers into a stock unit account, a cash account, or both with no additional matching contributions or premiums.

- We took into consideration our conservative use of equity over the past three years (a 0.41% average unadjusted and 0.28% average value-adjusted burn rate over three years) through December 31, 2024, relative to ISS's broader Capital Goods industry benchmark (a 0.77% average burn rate over three years). Historical burn rate for 2024, 2023, and 2022 consisted of equity grants of approximately 64,000, 101,000, and 143,000 stock appreciation rights, 116,000, 135,000, 102,000 full-value awards, and weighted average common shares outstanding of 53.7 million, 53.6 million, and 53.7 million, respectively. The table below reflects burn rates and other related information for the past three fiscal years.

	Stock Appreciation Rights[1]	Full Value Awards[1][2]	Weighted Average Common Shares Outstanding as of December 31	Unadjusted Burn Rate	Value-Adjusted Burn Rate
FY 2022	143,000	102,000	53.7 million	0.46%	0.27%
FY 2023	101,000	135,000	53.6 million	0.44%	0.31%
FY 2024	64,000	116,000	53.7 million	0.34%	0.25%

(1) Reflects an approximate number of applicable securities for each fiscal year identified.
(2) Includes the number of restricted stock awards granted during the fiscal year identified, plus the number of performance share awards that vested during the fiscal year.

- The total aggregate equity value of the additional authorized shares being requested under the Restated Plan (above the shares remaining available for issuance under the Prior Plan), based on the closing price for one share of our Common Stock on December 31, 2024 was $259,711,800 and March 7, 2025 is $219,771,400.

- If the Restated Plan is approved, the issuance of all of the additional shares to be reserved would dilute the holdings of shareholders by an additional 3.2% on a fully diluted basis, based on the number of shares of our Common Stock outstanding as of March 7, 2025. Our current overhang is below the median of our selected peer group, and we expect this to remain at or below median as we issue shares from the restated plan.

In light of the factors described above, our overall compensation philosophy, which seeks to better align our employees' and shareholders' interests, and the need to continue to grant equity compensation in order to compete for and retain employees in competitive labor markets, the Board has determined that the increase in the number of shares reserved for issuance under the Restated Plan is reasonable and appropriate.

Description of Proposed Restated Plan

The following summary of the terms of the Restated Plan is qualified in its entirety by reference to the text of the Restated Plan and the various award agreements used thereunder. The proposed Restated Plan is attached as Appendix II to this Proxy Statement.

The Restated Plan provides for the grant of stock options, both incentive stock options and nonqualified stock options, restricted stock, restricted stock units, stock appreciation rights (SARs), dividend equivalents, stock payments, deferred stock, deferred stock units and performance-based awards (collectively "Awards") to eligible individuals.

Administration

The Restated Plan is administered by the Compensation Committee, which consists of at least two or more members of the Board of Directors who are each "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Act"). Subject to the express provisions of the Restated Plan, the Compensation Committee has the authority to interpret the Restated Plan, to prescribe, amend and rescind rules and regulations relating to it, to determine the terms and provisions of the respective award agreements and to make all other determinations necessary or advisable for the administration of the Restated Plan. Subject to the terms and conditions of the Restated Plan, the Compensation Committee has the authority to select the employees to whom Awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Restated Plan, including the power to determine the types and sizes of awards, the price and timing of awards and the acceleration or waiver of any vesting restriction. The Compensation Committee is also authorized to adopt, amend and rescind rules relating to the administration of the Restated Plan. Further, the Compensation Committee has the right to provide that any award shall be subject to the provisions of any claw-back policy implemented by the Company, such as the Company's compensation recoupment policy that was adopted in 2023, which shall apply to certain awards granted under the Restated Plan. Finally, the Compensation Committee has the right to provide for the forfeiture of proceeds, gains or other economic benefit actually or constructively received upon the receipt or exercise of an award or upon the receipt or resale of shares of stock underlying an award and the termination of an award and any unexercised portion thereof if (x) a termination of employment or service occurs prior to a specified date or within a specified time period following receipt or exercise of an award, (y) the participant engages in any activity that is harmful to the interests of the Company or (z) the participant incurs a termination of employment or service for "cause."

Eligibility

Persons eligible to participate in the Restated Plan include: (1) employees of the Company and its subsidiaries, as selected by the Compensation Committee and (2) non-employee directors of the Company. However, options which are intended to qualify as ISOs (as defined below) may only be granted to employees.

Limitation on Awards and Shares Available

The aggregate number of shares of Common Stock subject to awards under the Prior Plan is currently 9,675,000, of which no more than 4,837,500 shares could be granted as full value awards. As of March 7, 2025, an aggregate of 1,129,789 shares, all of which may be issued as full value awards (plus any shares that might in the future be returned to the Prior Plan as a result of cancellations, forfeitures, repurchases or expiration of any or all of the 869,022 outstanding awards) remained available for future grants under the Prior Plan (the "Available Shares"). The full value award limitation has been removed in the Restated Plan.

If the Restated Plan is approved, the number of shares of Common Stock available for awards will be 1,749,789 (which number includes the Available Shares under the Prior Plan) which will increase by any shares that might in the future be returned to the Prior Plan as a result of cancellations, forfeitures, repurchases or expiration of outstanding awards. All of the shares approved under the Restated Plan may be issued upon the exercise of incentive stock options. That number may be further adjusted for changes in the Company's capitalization and certain corporate transactions, as described below under the heading "Changes in Capital Structure and Change in Control."

The payment of dividend equivalents in cash in conjunction with outstanding awards will not be counted against the shares available for issuance under the Restated Plan. To the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any of its affiliates will not be counted against the shares available for issuance under the Restated Plan. Shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award will not be added back to the total number of shares available for grants under the Restated Plan. Any shares of Common Stock repurchased by the Company using stock option exercise proceeds shall also not be available for future grants of Awards under the Restated Plan.

In addition, each share subject to a SAR which is exercised shall be counted as one share issued under the Restated Plan for purposes of counting the number of shares available for grant under the Restated Plan.

All Awards generally shall become vested over a period of not less than one year following the date the Award is made (or, in the case of vesting based upon the attainment of performance goals or other performance-based objectives, over a period of not less than one year measured from the commencement of the period over which performance is evaluated); provided, however, that, the Compensation Committee may provide that such vesting restrictions may lapse or be waived upon the Employee's death, disability, retirement, or upon a change in control of the Company or that the vesting period may be less than one year for grants constituting up to five percent of the shares issuable under the Restated Plan and in certain other limited circumstances, as outlined in the Restated Plan.

Awards

The Restated Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights, dividend equivalents, stock payments, restricted stock units, deferred stock, deferred stock units and performance-based awards. Each grant will be set forth in a separate agreement with the person receiving the grant and will indicate the type, terms and conditions of the grant. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Restated Plan.

The following briefly describes the characteristics of each type of grant that may be made under the Restated Plan:

Options. Stock options, including incentive stock options, as defined under Section 422 of the Internal Revenue Code, and nonqualified stock options may be granted pursuant to the Restated Plan. The option exercise price of all stock options granted pursuant to the Restated Plan will not be less than 100% of the fair market value of the Company's Common Stock on the date of grant. Stock options may be exercised as determined by the Compensation Committee, but in no event more than ten years and one day after their date of grant. The aggregate fair market value of the shares with respect to which options intended to be incentive stock options are exercisable for the first time by an employee in any calendar year may not exceed $100,000, or such other amount as the Internal Revenue Code provides.

Restricted Stock. Restricted stock may be granted pursuant to the Restated Plan. A restricted stock award is the grant of shares of the Company's Common Stock at a price determined by the Compensation Committee (which may be zero), that is nontransferable and may be subject to substantial risk of forfeiture until specific conditions are met. Conditions may be based on continuing employment or achieving performance goals. During the period of restriction, participants holding shares of restricted stock may have full voting and dividend rights with respect to such shares. The restrictions will lapse in accordance with a schedule or other conditions determined by the Compensation Committee.

Stock Appreciation Rights/SARs. Stock appreciation rights or SARs may be granted pursuant to the Restated Plan, either alone or in tandem with other awards. A SAR is the right to receive payment of an amount equal to the excess of the fair market value of a share of the Company's Common Stock on the date of exercise of the SAR over the fair market value of a share of Common Stock on the date of grant of the SAR. The Compensation Committee may elect to pay SARs in cash, or in stock, or in any combination of the two.

Restricted Stock Units. Restricted stock units represent the right to receive shares of Common Stock at a specified date in the future, subject to forfeiture of such right. If the restricted stock unit has not been forfeited, then on the date specified in the restricted stock unit award agreement, the Company shall deliver to the holder of the restricted stock unit, unrestricted shares of Common Stock which will be freely transferable. The Compensation Committee will specify the purchase price, if any, to be paid by the grantee for the shares.

Dividend Equivalents. Dividend equivalents represent the value of the dividends per share of Common Stock paid by the Company, calculated with reference to the number of shares covered by an Award (other than a dividend equivalent award, option or SAR) held by the participant. Dividend equivalents will not be granted on options or SARs. In addition, no dividend equivalent with respect to an Award with performance-based vesting will be paid unless and until the Award on which the dividend equivalent is granted vests.

Stock Payments. Payments to participants of short-term incentive awards or other compensation may be made under the Restated Plan in the form of shares of stock. The number of shares will be determined by the Compensation Committee, and may be based upon performance criteria.

Deferred Stock. Shares of stock that underly a deferred stock award subject to a vesting schedule shall be issued on the vesting date when performance conditions and criteria have been satisfied. A participant granted deferred stock shall only have rights as a shareholder when the conditions have been met, the award has vested and the stock underlying the award has been issued.

Deferred Stock Units. A deferred stock unit entitles the participant to receive one share of stock on the date the deferred stock unit becomes vested or upon a specified settlement date thereafter. A participant granted deferred stock shall only have rights as a shareholder when the conditions have been met, the award has vested and the stock underlying the award has been issued.

Performance-Based Award. Performance-based awards are payable in cash, shares of Common Stock or units of value, including the dollar value of the shares of Common Stock, as determined by the Compensation Committee, and are linked to satisfaction of performance criteria.

Payment of Awards

Upon the exercise of a stock option or with respect to other Awards in which the Compensation Committee requires a purchase price, the purchase price must be paid in full in either cash or its equivalent or by tendering previously acquired shares with a fair market value at the time of exercise equal to the purchase price (provided such shares have been held for such period of time as may be required by the Compensation Committee in order to avoid adverse accounting consequences and have a fair market value on the date of delivery equal to the aggregate purchase price of the exercised portion of the Award) or other property acceptable to the Compensation Committee (including through the delivery of a notice that the participant has placed a market sell order with a broker with respect to shares then issuable upon exercise of the Award, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the purchase price, provided that payment of such proceeds is then made to the Company upon settlement of such sale).

Performance-Based Awards

The Restated Plan has been designed to permit the Compensation Committee to grant equity and cash awards that will qualify as "performance-based compensation." Performance-based compensation awards vest or become exercisable upon the attainment of specific performance targets that are pre-established by the Compensation Committee and are related to one or more of the performance goals (described below) set forth in the Restated Plan. Participants are only entitled to receive payment for a performance-based compensation award for any given performance period to the extent that such pre-established performance goals for the period are satisfied.

The pre-established performance goals must be based on one or more of the following performance criteria:

- Net earning or losses (either before or after interest, taxes, depreciation and amortization);
- Economic value-added (as determined by the Compensation Committee);
- Sales or revenue or sales or revenue growth;
- Net income (either before or after taxes);
- Operating earnings or profit (either before or after taxes);
- Cash flow (including, but not limited to, operating cash flow and free cash flow);
- Return on capital;
- Return on invested capital;
- Return on shareholders' equity;
- Return on assets;
- Shareholder return;
- Return on sales;
- Gross or net profit margin;
- Productivity;
- Expense;
- Operating Margin;
- Operating efficiency;
- Customer satisfaction;
- Implementation or completion of critical projects;
- Sales and unit volume;
- Market penetration and geographic business expansion;
- Strategic partnerships and transactions;
- Financial ratios (including those measuring liquidity, activity, profitability and leverage);
- Working capital efficiency;
- Earnings or loss per share;
- Price per share of stock or dividends per share of stock (or appreciation in and/or maintenance of such price or dividends); or
- Market share.

The foregoing criteria may relate to the Company, one or more of its divisions, business units, platforms or an individual, or any combination of the foregoing, and may be applied on an absolute basis or as compared to any incremental increases or as compared to results of one or more peer group companies or market performance indicators or indices, or any combination thereof, all as the Compensation Committee shall determine.

The Compensation Committee may provide that one or more objectively determinable adjustments will be made to one or more of the performance goals established for any performance period. Such adjustments may include one or more of the following:

- Items related to a change in accounting principle;
- Items relating to financing activities;
- Expenses for restructuring or productivity initiatives;
- Other non-operating items;
- Items related to acquisitions;
- Items attributable to the business operations of any entity acquired by the Company during the performance period;
- Items related to the disposal of a business or segment of a business;
- Items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards;
- Items attributable to any stock dividend, stock split, combination or exchange of shares occurring during the performance period;
- Any other items of significant income or expense which are determined to be appropriate adjustments;
- Items relating to unusual or extraordinary corporate transactions, events or developments;
- Items related to amortization of acquired intangible assets;
- Items that are outside the scope of the Company's core, on-going business activities; or
- Items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting standards or business conditions.

In determining the actual size of an individual performance-based award for a performance period, the Compensation Committee may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed on the date the performance-based award is paid to be eligible for a performance-based award for any period (limited exceptions are made in the case of death, disability or retirement of a participant).

Change in Capital Structure and Change in Control

In the event of a stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of assets or any other corporate event affecting the Common Stock or the share price of the Common Stock in a manner that causes dilution or enlargement of benefits or potential benefits under the Restated Plan (other than an "equity restructuring", as defined in the Restated Plan), the Compensation Committee may make equitable adjustments, in its discretion, to: (i) the aggregate number and types of shares of stock that may be issued under the Restated Plan; (ii) the number and type of shares subject to outstanding awards; (iii) the terms and conditions of any outstanding awards (including any applicable performance targets); and (iv) the grant or exercise price for any outstanding awards.

In addition, in such a case or in the event of any unusual or nonrecurring transactions or events affecting the Company or the financial statements of the Company, or of changes in applicable laws, the Compensation Committee may, in its discretion, subject to the terms of the Restated Plan, take any of the following actions if it determines that such action is appropriate in order to prevent the dilution or enlargement of benefits or potential benefits intended to be made available under the Restated Plan or with respect to any award: (i) provide for either the payment and termination of the award or the replacement of the award; (ii) provide that the awards shall be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices; (iii) make adjustments in the number and type of shares of stock (or other securities or property) subject to outstanding awards, and in the number and kind of outstanding restricted stock and/or in the terms and conditions of (including the grant or exercise price) and the criteria included in, outstanding awards and awards which may be granted in the future; (iv) provide that any such award shall be exercisable or payable or fully vested with respect to all shares of stock covered thereby, notwithstanding anything to the contrary in the plan or the applicable award agreement; or (v) provide that any such award cannot vest, be exercised or become payable after such event. In connection with the occurrence of any equity restructuring, (x) the number and type of securities subject to each outstanding award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted; and/or (y) the Compensation Committee shall make such equitable adjustments, if any, as the Compensation Committee, in its sole discretion, may deem appropriate to reflect such equity restructuring with respect to the aggregate number and kind of shares of stock that may be issued under the Restated Plan.

In the event of a "change in control" (as defined in the Restated Plan), subject to the sole and absolute discretion of the Compensation Committee and pursuant to an award agreement or otherwise, Awards may be fully exercisable and all forfeiture restrictions on such Awards may lapse. In connection with a change in control, the Compensation Committee, in its sole discretion, may (i) provide for the termination of any Award, by surrender of such Award for an amount of cash and/or other property, if any, equal to the amount by which the fair market value of the Common Stock which the Award represents exceeds the Award exercise price for all or part of the shares which are related to such Award; or (ii) determine that the Awards may be assumed by a successor or survivor.

Upon a change in control, an award will continue in effect or be assumed or substituted by a successor corporation, unless the Compensation Committee elects to terminate an award or cause such award to become fully vested. The portion of such award subject to performance-based vesting will be subject to the terms and conditions of the applicable award agreement and, in the absence of applicable terms and conditions, the Compensation Committee's discretion. If an award continues in effect or is assumed or substituted and a participant incurs a termination of employment or service without cause upon or within twelve (12) months following the change in control, then such award will become fully vested. If a successor corporation refuses to assume or substitute an award, the Compensation Committee may cause such award to terminate in exchange for cash, rights or other property or cause such award to become fully exercisable immediately prior to the consummation of such change in control.

Amendment and Termination

The Compensation Committee, subject to approval of the Board, may terminate, amend, or modify the Restated Plan at any time; provided, however, that shareholder approval will be obtained for any amendment:

- to the extent necessary or desirable to comply with any applicable law, regulation or stock exchange rule;
- to increase the number of shares available under the Restated Plan;
- to permit the Compensation Committee to grant options or SARs with an exercise or base price below fair market value on grant date;
- to extend the exercise period for an option or SAR beyond ten years from the date of grant;
- to materially increase benefits or change eligibility requirements under the Restated Plan;
- to cancel or surrender an option or SAR in exchange for an option or SAR having a lower per share exercise price;
- to reprice an outstanding option or SAR below the per share exercise or base price as of the grant date; or
- to cancel or surrender an option or SAR in exchange for cash when the per share exercise price is greater than the fair market value of the underlying shares.

In no event may an Award be granted pursuant to the Restated Plan on or after the tenth anniversary of the date shareholders approve the Restated Plan.

Federal Income Tax Consequences

With respect to nonqualified stock options, the Company is generally entitled to deduct and the optionee recognizes taxable income in an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. A participant receiving incentive stock options will not recognize taxable income upon grant. Additionally, if applicable holding period requirements are met, the participant will not recognize taxable income at the time of exercise. However, the excess of the fair market value of the Common Stock received over the option price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an incentive stock option is held for a minimum of two years from the date of grant and one year from the date of exercise, the gain or loss (in an amount equal to the difference between the fair market value on the date of sale and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and the Company will not be entitled to any deduction. If the holding period requirements are not met, the incentive stock option will be treated as one which does not meet the requirements of the Internal Revenue Code for incentive stock options and the tax consequences described for nonqualified stock options will apply.

The current federal income tax consequences of other awards authorized under the Restated Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); restricted stock units, stock-based performance awards, dividend equivalents and other types of awards are generally subject to tax at the time of payment. Compensation otherwise effectively deferred is taxed when paid. In each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes income.

Certain Awards under the Plan, depending in part on particular Award terms and conditions, may be considered non-qualified deferred compensation subject to the requirements of Internal Revenue Code Section 409A. If the terms of such Awards do not meet the requirements of Section 409A, then the violation may result in an additional 20% tax obligation, plus penalties and interest for such participant.

As of March 7, 2025, the closing market price of a share of Common Stock authorized for issuance under the Restated Plan was $354.47 and the approximate number of employees and non-employee directors eligible to participate in the Restated Plan was 350.

New Plan Benefits Under the Restated Plan

Because future awards under the Restated Plan will be granted at the discretion of the Compensation Committee, the type, number, recipients, and other terms of such awards cannot be determined at this time.

Registration with the SEC

If the Restated Plan is approved by shareholders, we intend to file a Registration Statement on Form S-8 with the SEC registering the additional shares of Common Stock that will be issuable under the Restated Plan promptly after such approval.

Existing Compensation Plans

The following table provides information as of December 31, 2024, with respect to the Company's common stock that may be issued under the Company's equity compensation plans (in thousands, except per share amounts):

	A	B	C
Plan Category	**Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)**
Equity Compensation Plans Approved by Shareholders[1]	672[3][4]	$198.12[5]	1,162[3]
Equity Compensation Plans Not Approved by Shareholders[2]	55[3][6]	-	122[3]
TOTAL	**727**	**$198.12**	**1,284**

(1) The Company's 2005 Incentive Award Plan as amended and restated.

(2) The Company's Deferred Compensation Plan for Directors as amended and restated. The plan provides directors the opportunity to defer the payment of earned compensation that is later payable in the form of Common Stock. For a more detailed description of the material features of the plan, the information is incorporated by reference to the subheading "Deferred Compensation Plan."

(3) Hubbell Common Stock.

(4) Includes approximately 183,000 performance share awards assuming a maximum payout target. The maximum payout target may not be achieved for all of these awards.

(5) Weighted average exercise price excludes performance share awards included in column A.

(6) Represents amount of shares currently deferred under this plan. These shares are not included in the total weighted average exercise price included in column B.

Vote Required

Under our By-Laws and NYSE rules, the affirmative vote of a majority of the votes cast by the holders of outstanding shares of Common Stock is required to approve the Restated Plan. In other words, the number of votes cast "FOR" the proposal must exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes are not considered to be votes cast and therefore will not affect the voting results. Broker discretionary voting is not allowed; if your shares are held by a broker, you must instruct the broker how to vote or your shares will not be voted with respect to Proposal 5.

✓ **THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE HUBBELL INCORPORATED INCENTIVE AWARD PLAN.**

Additional **Information**

Solicitation Expenses

The Company will pay the cost of soliciting proxies for the 2025 Annual Meeting. Original solicitation of proxies may be supplemented by telephone, fax, email, or personal solicitation by the Company's Directors, officers, or employees. No additional compensation will be paid to the Company's Directors, officers, or employees for such services. The Company has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies at an estimated cost of $20,000, plus reasonable expenses.

We encourage you to access your proxy materials online to reduce the environmental impact and cost of our proxy solicitation. You may request a paper or email copy of the materials using any of the following methods:

- By Internet: Go to **www.proxyvote.com**
- By Phone: 1-800-579-1639
- By Email: **sendmaterial@proxyvote.com**

Stock Ownership Information

The Company has a single class of common stock and each share is entitled to one vote. On March 7, 2025, the Company had outstanding 53,573,359 shares of common stock owned by 1,046 holders.

Five Percent Owners of Company Stock

The following table sets forth as of March 7, 2025, the beneficial owners of more than 5% of Hubbell's common stock:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	6,696,582[1]	12.5%
Common Stock	BlackRock, Inc. 50 Hudson Yards New York, NY 10001	5,160,746[2]	9.6%
Common Stock	Bank of New York Mellon Corporation 240 Greenwich Street New York, NY 10286	2,696,837[3]	5.0%

(1) The Company received a copy of Schedule 13G/A filed with the SEC on February 13, 2024, by The Vanguard Group ("Vanguard") reporting ownership of these shares as of December 31, 2023. According to the Schedule 13G/A, Vanguard has sole voting power as to none of these shares, sole dispositive power as to 6,475,124 of these shares, shared voting power as to 67,784 of these shares, and shared dispositive power as to 221,458 of these shares.

(2) The Company received a copy of Schedule 13G/A filed with the SEC on November 8, 2024, by BlackRock, Inc. ("BlackRock") reporting ownership of these shares as of September 30, 2024. According to the Schedule 13G/A, BlackRock has sole voting power as to 4,586,186 of these shares and sole dispositive power with respect to 5,160,746 of these shares. The shares were acquired by the following subsidiaries of BlackRock: BlackRock Life Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, Aperio Group, LLC, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited, BlackRock Fund Managers Ltd, BlackRock France SAS, BlackRock Fund Management Company S.A., SpiderRock Advisors, LLC.

(3) The Company received a copy of Schedule 13G filed with the SEC on October 29, 2024, by Bank of New York Mellon Corporation ("Bank of New York Mellon") reporting ownership of these shares as of September 30, 2024. According to the Schedule 13G, Bank of New York Mellon has sole voting power as to 2,478,481 of these shares, sole dispositive power as to 1,871,057 of these shares, shared voting power as to 3,769 of these shares, and shared dispositive power as to 825,780 of these shares.

Stock Ownership of Directors and Executive Officers

Our Directors and officers have stock ownership requirements that align their interests with our shareholders.

Our Corporate Governance Guidelines require every Director to own Company stock equal in value to five times their annual base cash retainer. Directors have until the fifth anniversary of the date on which they receive their first annual restricted share grant to satisfy this requirement. Directors who do not meet the ownership minimum must retain all Company shares they directly or indirectly obtain. **All Directors satisfy the ownership requirements**.

The section entitled "Stock Ownership and Retention Policy" on page 53 details stock ownership and retention requirements for the NEOs and executive officers of the Company. The Guidelines and the Stock Ownership Policy can both be viewed on the Company's website at **www.hubbell.com**. The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not a part of this Proxy Statement.

All executive officers, including all current NEOs, are in compliance with the Stock Ownership Policy.

The following table sets forth as of March 7, 2025, information regarding the beneficial ownership of Hubbell common stock by each Director, each of the NEOs, and by all Directors and current executive officers of the Company as a group.

In addition to the shares of Hubbell common stock reflected in the Total Beneficial Ownership column below, our Directors hold stock units and restricted stock units, as applicable, under the Deferred Plan for Directors. These deferred stock units are reflected in footnotes (2) and (3) in the table below and are further detailed in the Deferred Compensation Plan section on page 34. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the individuals listed in the table have sole investment and voting power with respect to all Company securities owned by them.

Name and Title of Class	Common Stock	Shares Obtainable Upon Exercise of Options/SARs[1]	Total Beneficial Ownership	Aggregate No. of Stock Units Held[2]	Aggregate No. of Restricted Stock Units Held[3]	Total Ownership
Carlos M. Cardoso	1,670	—	1,670[4]	2,374	7,880	11,924
Debra L. Dial	589		589	—	413	1,002
Anthony J. Guzzi	6,490	—	6,490	32,588	14,555	53,633
Rhett A. Hernandez	2,429	—	2,429[4]	—	—	2,429
Neal J. Keating	8,571	—	8,571	7,583	14,555	30,709
Bonnie C. Lind	600	—	600	2,490	4,838	7,928
John F. Malloy	18,628	—	18,628[4]	1,788	1,836	22,252
Jennifer M. Pollino	2,429	—	2,429[4]	—	—	2,429
Garrick J. Rochow	357	—	357[5]	—	—	357
Gerben W. Bakker	62,872	85,578	148,450[6]	—	—	148,450
William R. Sperry	43,315	23,643	66,958[6]	—	—	66,958
Mark E. Mikes	1,260	10,034	11,294[6]	—	—	11,294
Katherine A. Lane	11,934	34,250	46,184[6]	—	—	46,184
Gregory A. Gumbs	—	2,623	2,623[6]	—	—	2,623
All Directors and current executive officers as a group (16 persons)	241,053	168,350	409,403[6][7]	—	—	409,403

(1) Represents shares of Hubbell common stock obtainable upon the exercise of stock appreciation rights under the Equity Plan. See the "Outstanding Equity Awards at 2024 Fiscal Year-End" section on page 62.

(2) *Represents stock units, each of which represents one share of Hubbell common stock, held under the Company's Deferred Plan for Directors, as of March 7, 2025. See the section "Deferred Compensation Plan" on page 34.*

(3) *Represents vested and unvested restricted stock units ("RSUs"), each of which represents the right to receive one share of Hubbell common stock, held under the Company's Deferred Plan for Directors, as of March 7, 2025. See the "Deferred Compensation Plan" section on page 34.*

(4) *Includes 409 shares of Hubbell common stock granted as restricted stock under the Equity Plan, on May 7, 2024, which vest on the date of the 2025 Annual Meeting of Shareholders if the Director is still serving (or earlier, upon death or a change in control).*

(5) *Includes 357 shares of Hubbell common stock granted as restricted stock under the Equity Plan, on November 19, 2024, which vest on the date of the 2025 Annual Meeting of Shareholders if the Director is still serving (or earlier, upon death or a change in control).*

(6) *Does not include the following shares of Hubbell common stock granted as restricted stock under the Equity Plan, which will vest at the end of a three-year performance period subject to achievement with respect to certain performance goals. Mr. Bakker - 14,616, Mr. Sperry – 5,983, Mr. Mikes - 3,152, Ms. Lane - 2,464, and Mr. Gumbs - 2,739; and all executive officers as a group - 31,245 shares. See the "Outstanding Equity Awards at 2024 Fiscal Year-End" section on page 62.*

(7) *Includes 75,000 shares of Hubbell common stock held by The Hubbell Foundation, of which two corporate officers and two senior employees of the Company are co-trustees and have shared voting and investment power.*

Compensation Committee Interlocks and Insider Participation

Throughout 2024, no member of the Compensation Committee was an employee, officer, or former officer of the Company, or had any relationship requiring disclosure under Item 407 of Regulation S-K. None of our executive officers served on the board or compensation committee of any entity in 2024 that had an executive officer serving as a member of our Board of Directors or Compensation Committee.

Review and Approval of Related Person Transactions

The Board of Directors has adopted a written related person transaction policy. The NCGC administers the policy, which applies to all transactions where the amount exceeds $100,000 and in which the Company is or will be a participant on one side and a related person is or will be a participant or has, or will have, a direct or indirect material interest on the other side. A related person includes any person who is or was since the beginning of the last fiscal year a Director, executive officer, nominee for Director, or beneficial owner of more than 5% of Hubbell's common stock, or any of such person's immediate family members. The NCGC will determine, based on the facts and circumstances it deems appropriate, whether such related person transaction should be approved. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement. For fiscal year 2024, the Company had no related person transactions that were required to be disclosed under Item 404 of Regulation S-K. See the discussion under "Director Independence" on page 25.

Revocation of Proxy

You may revoke your proxy at any time before the Annual Meeting by any of the following methods:

- Delivering to the Secretary of the Company written instructions revoking your proxy;
- Delivering an executed proxy bearing a later date than your prior voted proxy; or
- If you voted by Internet or telephone, by recording a different vote on the Internet website or by telephone.

If you hold your shares in street name, you must follow the instructions of your broker, bank, or other nominee to revoke your voting instructions.

Shareholder Proposals and Nominations for Director

Proposals and other items of business described below that must be delivered in writing should be directed to Hubbell Incorporated c/o Katherine A. Lane, Senior Vice President, General Counsel and Secretary, 40 Waterview Drive, Shelton, Connecticut 06484.

Director Nominations Intended for Inclusion in our 2026 Proxy Materials (Proxy Access)

The proxy access provision of the Company's By-Laws permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials for an annual meeting director candidates constituting up to the greater of two individuals or 20% of the number of members then serving on our Board. The Company's By-Laws also specify other requirements for the nominating shareholder(s) and the nominee(s). Assuming that our 2026 annual meeting is not advanced by more than 20 days or delayed by more than 70 days from the first anniversary of the date of the 2025 annual meeting, we must receive the notice of a proxy access nomination for the 2026 annual meeting between February 5, 2026, and February 25, 2026, for the nomination to be considered.

Proposals Intended for Inclusion in the 2026 Proxy Materials

Shareholder proposals to be considered for inclusion in the Company's proxy materials related to the 2026 Annual Meeting of Shareholders pursuant to Rule 14a-8 under the Exchange Act, as amended, must be received by the Company in writing no later than November 24, 2025.

Proposals Not Intended for Inclusion in the 2026 Proxy Materials

The Company's By-Laws permit shareholders to nominate a Director or submit a proposal to be considered at the 2026 Annual Meeting of Shareholders, subject to specific procedures and requirements. Any such nominations or proposals must be received by the Company in writing between February 5, 2026, and February 25, 2026, in order to be considered. However, if the date of the 2026 Annual Meeting is more than 20 days before or more than 70 days after May 6, 2026, shareholders must submit such nominations or proposals not earlier than the 90th day prior to the meeting and not later than the close of business on the later of the 70th day prior to the meeting or the 10th day following the day on which public announcement of the date of the meeting is first made by us. In addition, with respect to nominations for Directors, if the number of Directors to be elected at the 2026 Annual Meeting is increased and there is no public announcement by us naming all of the nominees for Director or specifying the size of the increased Board at least 80 days prior to May 6, 2026, notice will be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at our principal executive offices in writing not later than the close of business on the 10th day following the day on which public announcement is first made by us.

A shareholder's notice to nominate a Director or bring any other business before the 2026 Annual Meeting must set forth certain information specified in our By-Laws. For additional information on the time limitations and requirements related to Director nominations or other shareholder proposals, see the Company's By-Laws at **www.hubbell.com** in the Corporate Governance section. The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not a part of this Proxy Statement.

Universal Proxy

In addition to satisfying the foregoing notice requirements under our By-Laws, to comply with the universal proxy rules under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 9, 2026.

Eliminating Duplicative Proxy Materials ("Householding")

A single annual report and proxy statement or notice of internet availability of proxy materials may be delivered to multiple shareholders who share an address unless one of the affected shareholders has given contrary instructions. This is known as "householding," and it helps us reduce the cost and environmental impact of printing and mailing our proxy materials. If at any time a shareholder no longer wishes to participate in "householding" and would prefer to receive such shareholder's own copy of our proxy materials--either now or in the future--or if at any time shareholders who share an address and receive separate copies of our proxy materials would like to receive a single copy of these documents in the future, such shareholder or shareholders may (1) notify their broker or (2) direct their written or oral request to our transfer agent, Computershare, via regular mail to Computershare, PO Box 43078, Providence, RI 02940-3078, or by phone, toll-free at 800-874-1136. Our transfer agent will promptly comply with any such request.

Availability of Annual Report on Form 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (without exhibits or documents incorporated by reference therein) will be sent without charge to shareholders upon written request to Hubbell Incorporated c/o Katherine A. Lane, Senior Vice President, General Counsel and Secretary, 40 Waterview Drive, Shelton, Connecticut 06484, or by calling (475) 882-4144, by first class mail or other equally prompt means within one business day of receipt of such request. Our Annual Report is also available on the Investor Relations page of our website, **www.hubbell.com**. The reference to our website address does not constitute incorporation by reference of the information contained on the website, and such information is not a part of this Proxy Statement.

Appendix I

Amended and Restated Certificate of Incorporation

The certificate of incorporation of Hubbell Incorporated, as amended to date, is further amended and restated in its entirety, effective upon the acceptance of this Amended and Restated Certificate of Incorporation by the office of the Secretary of the State of the State of Connecticut (the "Effective Time"), pursuant to the Connecticut Business Corporation Act, Chapter 601 of the Connecticut General Statutes, to read as follows:

FIRST: That the name of the corporation is Hubbell Incorporated.

SECOND: That the principal office of said corporation shall be located in the Town of Shelton, County of Fairfield, in the State of Connecticut, or any other place the Board of Directors shall determine. That the electronic mail address of said corporation is secretary@hubbell.com and the corporation's North American Industry Classification System Code is 551114.

THIRD: That the nature of the business to be transacted, and the purposes to be promoted or carried out, by said corporation are as follows:

To manufacture, buy, sell, own and deal in machinery, tools, machine screws, electrical and utility goods and products, supplies, apparatus, devices and fixtures of every character, material and description, and to buy, sell, own, and deal in letters patent and rights and licenses under letters patent, necessary or convenient for the prosecution of its business, and to grant rights and licenses to others under letters patent which may be owned by said corporation, and to buy, sell, mortgage, own and deal in such real estate as may be necessary or convenient for the prosecution of its business, and to engage in any other lawful business permitted under the laws of the State of Connecticut, and generally to do all things necessary or convenient for the prosecution of its business, and the proper conduct and management thereof.

FOURTH: A. The total number of shares of the capital stock of this corporation hereby authorized is 205,891,097 divided into 5,891,097 shares of Preferred Stock without par value, and 200,000,000 shares of Common Stock of the par value of $0.01 each.

B. Subject to any voting rights provided to holders of Preferred Stock at any time outstanding, the holder of record of each issued and outstanding share of Common Stock shall be entitled to have one (1) vote per share on each matter voted on at a shareholders' meeting.

C. No holder of stock of the corporation of any class shall have any preemptive or other rights to subscribe to or purchase any new or additional or increased shares of stock of this corporation of any class or any scrip, rights, warrants, bonds or other obligations, security or evidences of indebtedness, whether or not convertible into or exchangeable for, or shall claim rights to purchase or otherwise acquire, shares of stock of the corporation of any class.

D. The corporation may (a) make distributions of cash or property to its shareholders with respect to its outstanding shares or any thereof out of assets legally available for the payment of distributions, and (b) make purchases and permit conversions of its own shares for cash, securities or other property.

E. The Preferred Stock may be issued from time to time in series and each series shall be so designated as to distinguish the shares thereof from the shares of all other series. All shares of Preferred Stock shall be of equal rank and shall be identical except as expressly determined by the Board of Directors pursuant to this Article FOURTH. The Board of Directors is hereby expressly vested with authority to fix and determine the variations as among such series. Except as otherwise provided by law, the foregoing authority shall include without limitation with respect to each such series authority to fix and determine the number of shares thereof, the dividend rate, whether dividends shall be cumulative and, if so, from which date or dates, voting rights, liquidation rights, the redemption price or prices, if any, and the terms and conditions of the redemption, any sinking fund provisions for the redemption or purchase of shares of the series, and the terms and conditions on which the shares are convertible into Common Stock, if they are convertible. Before the issuance of shares of Preferred Stock any provision of which is fixed by the Board of Directors as hereinbefore set forth, the Board of Directors shall by its Resolution amend the Certificate of Incorporation as required by Section 33-666 of the Connecticut General Statutes.

Series A Junior Participating Preferred Stock

1. ***Designation and Amount.*** There shall be a series of Preferred Stock that shall be designated as "Series A Junior Participating Preferred Stock," and the number of shares constituting such series shall be 336,000. Such number of shares may be increased or decreased by resolution of the Board of Directors and filing of a Certificate of Amendment to the Certificate of Incorporation of the corporation; provided, however, that no decrease shall reduce the number of shares of Series A Junior Participating Preferred Stock to less than the number of shares then issued and outstanding plus the number of shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the corporation.

2. ***Dividends and Distribution.***

(A) Subject to the prior and superior rights of the holders of any shares of any class or series of stock of the corporation ranking prior and superior to the shares of Series A Junior Participating Preferred Stock with respect to dividends, the holders of shares of Series A Junior Participating Preferred Stock, in preference to the holders of shares of any class or series of stock of the corporation ranking junior to the Series A Junior Participating Preferred Stock in respect thereof, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the 15th day of January, April, July and October, in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Junior Participating Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $10.00 and (b) the Adjustment Number (as defined below) times the aggregate per share amount of all cash dividends, and the Adjustment Number times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions other than a dividend payable in shares of Common Stock declared on the Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Junior Participating Preferred Stock. The "Adjustment Number" shall initially be 1000. In the event the corporation shall at any time after the date on which the Effective Time occurs (i) declare and pay any dividend on the Common Stock payable in shares of Common Stock, (ii) subdivide the outstanding Common Stock or (iii) combine the outstanding Common Stock into a smaller number of shares, then in each such case the Adjustment Number in effect immediately prior to such event shall be adjusted by multiplying such Adjustment Number by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The corporation shall declare a dividend or distribution on the Series A Junior Participating Preferred Stock as provided in paragraph (A) above immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock).

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Junior Participating Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares of Series A Junior Participating Preferred Stock, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Junior Participating Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Junior Participating Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be no more than sixty (60) days prior to the date fixed for the payment thereof.

3. ***Voting Rights.*** The holders of shares of Series A Junior Participating Preferred Stock shall have the following voting rights:

(A) Each share of Series A Junior Participating Preferred Stock shall entitle the holder thereof to a number of votes equal to the Adjustment Number on all matters submitted to a vote of the shareholders of the corporation.

(B) Except as required by law and by Section 10 hereof, holders of Series A Junior Participating Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(C) If, at the time of any annual meeting of shareholders for the election of directors, the equivalent of six quarterly dividends (whether or not consecutive) payable on any share or shares of Series A Junior Participating Preferred Stock are in default, the number of directors constituting the Board of Directors of the corporation shall be increased by two. In addition to voting together with the holders of Common Stock for the election of other directors of the corporation, the holders of record of the Series A Junior Participating Preferred Stock, voting separately as a class to the exclusion of the holders of Common Stock, shall be entitled at said meeting of shareholders (and at each subsequent annual meeting of shareholders), unless all dividends in arrears on the Series A Junior Participating Preferred Stock have been paid or declared and set apart for payment prior thereto, to vote for the election of two directors of the corporation, the holders of any Series A Junior Participating Preferred Stock being entitled to cast a number of votes per share of Series A Junior Participating Preferred Stock as is specified in paragraph (A) of this Section 3. Each such additional director shall serve until the next annual meeting of shareholders for the election of directors, or until his successor shall be elected and shall qualify, or until his right to hold such office terminates pursuant to the provisions of this paragraph (C). Until the default in payments of all dividends which permitted the election of said directors shall cease to exist, any director who shall have been so elected pursuant to the next preceding sentence may be removed at any time, without cause, only by the affirmative vote of the holders of the shares of Series A Junior Participating Preferred Stock at the time entitled to cast a majority of the votes entitled to be cast for the election of any such director at a special meeting of such holders called for that purpose, and any vacancy thereby created may be filled by the vote of such holders. If and when such default shall cease to exist, the holders of the Series A Junior Participating Preferred Stock shall be divested of the foregoing special voting rights, subject to revesting in the event of each and every subsequent like default in payments of dividends. Upon the termination of the foregoing special voting rights, the terms of office of all persons who may have been elected directors pursuant to said special voting rights shall forthwith terminate, and the number of directors constituting the Board of Directors shall be reduced by two. The voting rights granted by this paragraph (C) shall be in addition to any other voting rights granted to the holders of the Series A Junior Participating Preferred Stock in this Section 3.

4. *Certain Restrictions.*

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Junior Participating Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Junior Participating Preferred Stock outstanding shall have been paid in full, the corporation shall not:

(i) declare or pay dividends on, make any other distributions on, or redeem or purchase or otherwise acquire for consideration any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock;

(ii) declare or pay dividends on or make any other distributions on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Junior Participating Preferred Stock, except dividends paid ratably on the Series A Junior Participating Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled; or

(iii) purchase or otherwise acquire for consideration any shares of Series A Junior Participating Preferred Stock, or any shares of stock ranking on a parity with the Series A Junior Participating Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of Series A Junior Participating Preferred Stock, or to such holders and holders of any such shares ranking on a parity therewith, upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The corporation shall not permit any subsidiary of the corporation to purchase or otherwise acquire for consideration any shares of stock of the corporation unless the corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5. *Reacquired Shares.* Any shares of Series A Junior Participating Preferred Stock purchased or otherwise acquired by the corporation in any manner whatsoever shall thereupon become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors, subject to any conditions and restrictions on issuance set forth herein.

6. *Liquidation, Dissolution or Winding Up.*

(A) Upon any liquidation, dissolution or winding up of the corporation, voluntary or otherwise, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Junior Participating Preferred Stock unless, prior thereto, the holders of shares of Series A Junior Participating Preferred Stock shall have received an amount per share (the "Series A Liquidation Preference") equal to the greater of (i) $100 plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment and (ii) the Adjustment Number times the per share amount of all cash and other property to be distributed in respect of the Common Stock upon such liquidation, dissolution or winding up of the corporation.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other classes and series of stock of the corporation, if any, that rank on a parity with the Series A Junior Participating Preferred Stock in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series A Junior Participating Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences.

(C) Neither the merger or consolidation of the corporation into or with another corporation nor the merger or consolidation of any other corporation into or with the corporation shall be deemed to be a liquidation, dissolution or winding up of the corporation within the meaning of this Section 6.

7. **Consolidation, Merger, Etc**. In case the corporation shall enter into any consolidation, merger, combination or other transaction in which the outstanding shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Junior Participating Preferred Stock shall at the same time be similarly exchanged or changed in an amount per share equal to the Adjustment Number times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged.

8. **No Redemption**. Shares of Series A Junior Participating Preferred Stock shall not be subject to redemption by the corporation.

9. **Ranking**. The Series A Junior Participating Preferred Stock shall rank (a) junior to all other series of the Preferred Stock as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, unless the terms of any such series shall provide otherwise and (b) senior to the Common Stock as to such matters.

10. **Amendment**. At any time that any shares of Series A Junior Participating Preferred Stock are outstanding, the Certificate of Incorporation of the corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Junior Participating Preferred Stock so as to affect them adversely without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Junior Participating Preferred Stock, voting separately as a class.

11. **Fractional Shares**. Series A Junior Participating Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Junior Participating Preferred Stock.

FIFTH: That the duration of the corporation is unlimited.

SIXTH: The personal liability of any Director to the corporation or its shareholders for monetary damages for breach of duty as a Director is hereby limited to the amount of the compensation received by the Director for serving the corporation during the year of the violation if such breach did not (i) involve a knowing and culpable violation of law by the Director, (ii) enable the Director or an associate, as defined in Section 33-840 of the Connecticut General Statutes, to receive an improper personal economic gain, (iii) show a lack of good faith and a conscious disregard for the duty of the Director to the corporation under circumstances in which the Director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (iv) constitute a sustained and unexcused pattern of inattention that amounted to an abdication of the Director's duty to the corporation, or (v) create liability under Section 33-757 of the Connecticut General Statutes. This provision shall not limit or preclude the liability of a Director for any act or omission occurring prior to the date this provision becomes effective. Any lawful repeal or modification of this provision by the shareholders and the Board of Directors of the corporation shall not adversely affect any right or protection of a Director existing at or prior to the time of such repeal or modification.

SEVENTH: A. The corporation shall, to the fullest extent permitted by law, indemnify its Directors from and against any and all of the liabilities, expenses and other matters referenced in or covered by the Connecticut Business Corporation Act. In furtherance and not in limitation thereof, the corporation shall indemnify each Director for liability, as defined in subsection (3) of Section 33-770 of the Connecticut General Statutes, to any person for any action taken, or any failure to take any action, as a Director, except liability that (i) involved a knowing and culpable violation of law by the Director, (ii) enabled the Director or an associate, as defined in Section 33-840 of the Connecticut General Statutes, to receive an improper personal economic gain, (iii) showed a lack of good faith and conscious disregard for the duty of the Director to the corporation under circumstances in which the Director was aware that his conduct or omission created an unjustifiable risk of serious injury to the corporation, (iv) constituted a sustained and unexcused pattern of inattention that amounted to an abdication of the Director's duty to the corporation, or (v) created liability under Section 33-757 of the Connecticut General Statutes; provided that nothing in this sentence shall affect the indemnification of or advance of expenses to a Director for any liability stemming from acts or omissions occurring prior to the effective date of this Article SEVENTH.

The corporation shall indemnify each officer of the corporation who is not a Director, or who is a Director but is made a party to a proceeding in his capacity solely as an officer, to the same extent as the corporation is permitted to provide the same to a Director, and may indemnify such persons to the extent permitted by Section 33-776 of the Connecticut General Statutes.

The indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or disinterested Directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

B. Expenses incurred by a Director or officer of the corporation in defending a civil or criminal action, suit or proceeding shall be paid for or reimbursed by the corporation to the fullest extent permitted by law in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Director or officer to repay such amount if it shall be ultimately determined that such Director or officer is not entitled to be indemnified by the corporation.

C. The corporation may indemnify and pay for or reimburse the expenses of employees and agents not otherwise entitled to indemnification pursuant to this Article SEVENTH on such terms and conditions as may be established by the Board of Directors.

D. No amendment to or repeal of this Article SEVENTH shall apply to or have any effect on the indemnification of any Director, officer, employee or agent of the corporation for or with respect to any acts or omissions of such Director, officer, employee or agent occurring prior to such amendment or repeal, nor shall any such amendment or repeal apply to or have any effect on the obligations of the corporation to pay for or reimburse in advance expenses incurred by a Director, officer, employee or agent of the corporation in defending any action, suit or proceeding arising out of or with respect to any acts or omissions occurring prior to such amendment or repeal.

EIGHTH: Subject to any rights provided to holders of Preferred Stock at any time outstanding to vote separately as a class or series to elect any directors, at each annual meeting of shareholders for the election of directors, each director to be elected at the meeting shall be elected by a vote of the majority of the votes cast with respect to such director by the holders of shares entitled to vote in the election at the meeting, provided a quorum is present; provided that if the number of nominees for director exceeds the number of directors to be elected, the nominees receiving a plurality of the votes cast by the holders of shares entitled to vote in the election at the meeting, provided a quorum is present, shall be elected. For purposes of this Article EIGHTH, a "majority of the votes cast" shall mean that the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election (with "abstentions" and "broker non-votes" not counted as a vote cast either "for" or "against" that director's election) and a "plurality of the votes cast" shall mean that the individuals with the highest number of votes are elected as directors up to the maximum number of directors to be elected.

NINTH: References in this Amended and Restated Certificate of Incorporation to sections of the Connecticut General Statutes shall be deemed to include amendments adopted from time to time to such sections and shall further be deemed to include any successor sections thereto.

Appendix II

Hubbell Incorporated Incentive Award Plan

Article 1 Purpose

The purpose of the Hubbell Incorporated Incentive Award Plan (as it may be amended and restated from time to time, the "Plan") is to promote the success and enhance the value of Hubbell Incorporated (the "Company") by linking the personal interests of the members of the Board and Employees to those of Company shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to Company shareholders. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of members of the Board and Employees upon whose judgment, interest, and special effort the successful conduct of the Company's operation is largely dependent.

Article 2 Definitions and Construction

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1 *"Applicable Accounting Standards"* means Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company's financial statements under United States federal securities laws from time to time.

2.2 *"Automatic Exercise Date"* shall mean, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable Option term or Stock Appreciation Right term that was initially established by the Committee for such Option or Stock Appreciation Right (e.g., the last business day prior to the tenth anniversary of the date of grant of such Option or Stock Appreciation Right if the Option or Stock Appreciation Right initially had a ten-year Option term or Stock Appreciation Right term, as applicable).

2.3 *"Award"* means an Option, a Restricted Stock award, a Stock Appreciation Right award, a Performance-Based award, a Dividend Equivalent award, a Stock Payment award, a Restricted Stock Unit award, a Deferred Stock award or a Deferred Stock Unit award granted to a Participant pursuant to the Plan.

2.4 *"Award Agreement"* means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium, which shall contain such terms and conditions with respect to an Award as the Committee shall determine consistent with the Plan.

2.5 *"Board"* means the Board of Directors of the Company.

2.6 *"Change in Control"* means and includes any of the following:

(a) Continuing Directors no longer constitute a majority of the Directors;

(b) Any person or group of persons (as defined in Rule 13d-5 under the Securities Exchange Act of 1934), together with its affiliates, becomes the beneficial owner, directly or indirectly, of 20% or more of the voting power of the then outstanding securities of the Company entitled to vote for the election of the Company's Directors; provided that this Section 2.6(b) shall not apply with respect to any holding of securities by any employee benefit plan (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended) maintained by the Company or any affiliate of the Company; or

(c) The consummation of a merger or consolidation of the Company with any other corporation, the sale of substantially all of the assets of the Company or the liquidation or dissolution of the Company, unless, in the case of a merger or consolidation, the incumbent Directors in office immediately prior to such merger or consolidation will constitute a majority of the Directors of the surviving corporation of such merger or consolidation and any parent (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934) of such corporation.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any portion of an Award that provides for the deferral of compensation and is subject to Section 409A of the Code ("Section 409A"), the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) must also constitute a "change in control event," as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Section 409A.

The Committee shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a "change in control event" as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.7   *"Code"* means the Internal Revenue Code of 1986, as amended.

2.8   *"Committee"* means the committee of the Board described in Article 11.

2.9   *"Continuing Director"* means any individual who is a member of the Board on May 5, 2025, or was designated (before such person's initial election as a Director) as a Continuing Director by 2/3 of the then Continuing Directors.

2.10   *"Deferred Stock"* means a right to receive Stock awarded under Section 8.5.

2.11   *"Deferred Stock Units"* means a right to receive Stock awarded under Section 8.6.

2.12   *"Director"* means an individual who is a member of the Board on the relevant date.

2.13   *"Disability"* means that the Participant qualifies to receive long-term disability payments under the Company's long-term disability insurance program, as it may be amended from time to time. Notwithstanding the foregoing, if a Disability constitutes a payment event with respect to any portion of an Award that provides for the deferral of compensation and is subject to Section 409A, the Disability must also constitute a "disability," as defined in Treasury Regulation Section 1.409A-3(i)(4) to the extent required by Section 409A.

2.14   *"Dividend Equivalent"* means a right, awarded under Section 8.2, to receive the equivalent value (in cash or Stock) of dividends paid on Stock.

2.15   *"Eligible Individual"* means any person who is a Director or an Employee, as determined by the Committee.

2.16   *"Employee"* means any officer or other employee (as defined in accordance with Section 3401(c) of the Code) of the Company or any Subsidiary.

2.17   *"Equity Restructuring"* means a nonreciprocal transaction between the Company and its shareholders, such as a stock dividend, stock split, spin-off, rights offering or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of shares of Stock (or other securities of the Company) or the share price of Stock (or other securities) and causes a change in the per-share value of the Stock underlying outstanding Awards.

2.18   *"Exchange Act" means the Securities Exchange Act of 1934, as amended.*

2.19   *"Fair Market Value"* means, as of any given date, the fair market value of a share of Stock on the immediately preceding date determined by such methods or procedures as may be established from time to time by the Committee. Unless otherwise determined by the Committee, the Fair Market Value of a share of Stock as of any date shall be the mean between the high and low trading price for a share of Stock as reported on the New York Stock Exchange (or on any national securities exchange on which the Stock is then listed) on such date or, if no such prices are reported for that date, the mean between the high and low trading prices on the next preceding date for which such prices were reported.

2.20   *"Incentive Stock Option"* means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.21   *"Independent Director"* means a Director who is not an Employee of the Company.

2.22   *"Non-Employee Director"* means a Director who qualifies as a "Non-Employee Director" as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

2.23   *"Non-Qualified Stock Option"* means an Option that is not an Incentive Stock Option.

2.24   *"Officer"* means each of the officers specified in Section 1 of Article IV of the By-Laws of the Company except for any such officer whose title begins with the word "Assistant."

2.25   *"Option"* means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of shares of Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

2.26   *"Participant"* means any Eligible Individual who, as a Director or Employee, has been granted an Award pursuant to the Plan.

2.27   *"Performance-Based Award"* means a right granted to a Participant to receive cash or Stock pursuant to Article 8, and which is subject to the terms and conditions set forth in Article 8.

2.28   *"Performance Criteria"* means the criteria (and adjustments) that the Committee selects for purposes of establishing the Performance Goal or Performance Goals for a Participant for a Performance Period determined as follows:

   (a)   The Performance Criteria that will be used to establish Performance Goals may include, without limitation, one or more of the following: net earnings or losses (either before or after interest, taxes, depreciation and amortization), economic value-added (as determined by the Committee), sales or revenue or sales or revenue growth, net income (either before or after taxes), operating earnings or profit (either before or after taxes), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, return on invested capital, return on shareholders' equity, return on assets, shareholder return, return on sales, gross or net profit margin, productivity, expense, operating margin, operating efficiency, customer satisfaction, implementation or completion of critical projects, sales and sales unit volume, market penetration and geographic business expansion, strategic partnerships and transactions, financial ratios (including those measuring liquidity, activity, profitability or leverage), working capital efficiency, earnings or loss per share, price per share of Stock or dividends per share of Stock (or appreciation in and/ or maintenance of such price or dividends), and market share, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group or to market performance indicators or indices.

   (b)   The Committee may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include one or more of the following: (i) items related to a change in accounting principles; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under Applicable Accounting Standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; or (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; or (xiv) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions.

2.29   *"Performance Goals"* means, for a Performance Period, the goals established in writing by the Committee for the Performance Period based upon the Performance Criteria. Depending on the Performance Criteria used to establish such Performance Goals, the Performance Goals may be expressed in terms of overall Company performance or the performance of a division, business unit, platform or an individual. The achievement of each Performance Goal shall be determined, to the extent applicable, in accordance with Applicable Accounting Standards.

2.30   *"Performance Period"* means the one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance-Based Award.

2.31   *"Plan"* means this Hubbell Incorporated Incentive Award Plan, as it may be amended from time to time. The Plan was previously named the Hubbell Incorporated 2005 Incentive Award Plan.

2.32 *"Restatement Effective Date"* means the date the Plan, as amended and restated herein, is approved by the Company's shareholders or the Board, pursuant to Section 12.1.

2.33 *"Restricted Stock"* means Stock awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.34 *"Restricted Stock Units"* means the right to receive Stock awarded under Section 8.4.

2.35 *"Securities Act"* means the Securities Act of 1933, as amended.

2.36 *"Stock"* means the Common Stock of the Company, par value $0.01 per share, and such other securities of the Company that may be substituted for Stock pursuant to Article 10.

2.37 *"Stock Appreciation Right"* or *"SAR"* means a right granted pursuant to Article 7 to receive a payment equal to the excess of the Fair Market Value of a specified number of shares of Stock on the date the SAR is exercised over the Fair Market Value on the date the SAR was granted as set forth in the applicable Award Agreement.

2.38 *"Stock Payment"* means (a) a payment in the form of Stock, or (b) an option or other right to purchase Stock, as part of a short-term incentive award, deferred compensation or other arrangement, awarded under Section 8.3.

2.39 *"Subsidiary"* means any "subsidiary corporation" as defined in Section 424(f) of the Code and any applicable regulations promulgated thereunder or any other entity of which a majority of the outstanding voting stock or voting power is beneficially owned directly or indirectly by the Company.

Article 3 Shares Subject to The Plan

3.1 Number of Shares.

(a) Subject to Article 10 and Section 3.1(b), the aggregate number of shares of Stock which may be issued on or after the Restatement Effective Date under the Plan shall be 1,749,789 shares, all of which may be delivered upon exercise of Incentive Stock Options.

(b) To the extent that an Award terminates, expires, or lapses for any reason, or an Award is settled in cash without the delivery of shares to the Participant, then any shares of Stock subject to the Award shall again be available for the grant of an Award pursuant to the Plan, and the number of shares of Stock under Section 3.1(a) shall be increased by any such shares of Stock subject to an Award granted prior to the Restatement Effective Date that so become available for the grant of an Award. Any shares of Stock tendered or withheld to satisfy the grant or exercise price or tax withholding obligation pursuant to any Award shall be counted against the number of shares available under the Plan and shall not be available for future grants of Awards. Any shares of Stock repurchased by the Company using stock option exercise proceeds shall also not be available for future grants of Awards. For purposes of number of shares available under Section 3.1(a), shares of Stock subject to Stock Appreciation Rights shall be counted as one share delivered for each Stock Appreciation Right awarded, regardless of the number of shares actually delivered upon exercise of the Stock Appreciation Right. To the extent permitted by applicable law or any exchange rule, shares of Stock issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by the Company or any Subsidiary shall not be counted against shares of Stock available for grant pursuant to the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not be counted against the shares available for issuance under the Plan. Notwithstanding the provisions of this Section 3.1(b), no shares of Stock may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Section 422 of the Code.

3.2   *Stock Distributed.* Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, including Stock repurchased by the Company, or Stock purchased on the open market.

3.3   *Limitation on Independent Director Awards.* Notwithstanding any provision in the Plan to the contrary, and subject to Article 10, the maximum aggregate grant date fair value of Awards granted to any Independent Director in any calendar year shall be $1,000,000.

3.4   *Award Vesting Limitations.* Notwithstanding any other provision of the Plan to the contrary, but subject to Section 10.1 of the Plan, Awards shall vest no earlier than the first anniversary of the date the Award is granted; provided, however, that, notwithstanding the foregoing, the following Awards may be granted without regard to such minimum vesting provisions: (a) Awards that result in the issuance to a Participant of an aggregate of no more than five percent (5%) of the shares of Stock available pursuant to Section 3.1(a), and (b) Awards granted to certain Eligible Individuals who are subject to applicable laws imposing certain requirements or restrictions on the remuneration of such individuals. Nothing in this Section 3.4 shall preclude the Committee from taking action, in its sole discretion, to accelerate the vesting of any Award in connection with or following a Participant's death, Disability, retirement, termination of employment or service or the consummation of a Change in Control.

Article 4 Eligibility and Participation

4.1   *Eligibility.* Each Eligible Individual shall be eligible to be granted one or more Awards pursuant to the Plan.

4.2   *Participation.* Subject to the provisions of the Plan, the Committee may, from time to time, select from among all Eligible Individuals those to whom Awards shall be granted and shall determine the nature and amount of each Award. No Eligible Individual shall have any right to be granted an Award pursuant to this Plan.

4.3   *Foreign Participants.* In order to assure the viability of Awards granted to Participants employed in countries other than the United States, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Sections 3.1, 3.2, and 3.3 of the Plan.

Article 5 Stock Options

5.1   *General.* The Committee is authorized to grant Options to Eligible Individuals on the following terms and conditions:

(a)   *Exercise Price.* The exercise price per share of Stock subject to an Option shall be determined by the Committee and set forth in the Award Agreement; provided that the exercise price for any Option shall not be less than 100% of the Fair Market Value of a share of Stock, on the date of grant.

(b)   *Time and Conditions of Exercise.* The Committee shall determine the time or times at which an Option may be exercised in whole or in part; provided that the term of any Option granted under the Plan shall not exceed ten (10) years. The Committee shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c) *Payment.* The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation, any one or a combination of the following: (i) cash, (including check, bank draft or money order), (ii) shares of Stock issuable upon exercise of the Option or shares of Stock held for such period of time as may be required by the Committee in order to avoid adverse accounting consequences, in each case, having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, or (iii) by delivery of irrevocable instructions to a broker to sell the Stock otherwise deliverable upon exercise of the Option and to deliver to the Company an amount equal to the aggregate exercise price. The Committee shall also determine the methods by which shares of Stock shall be delivered or deemed to be delivered to Participants.

(d) *Evidence of Grant.* All Options shall be evidenced by a written Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

5.2 *Incentive Stock Options.* The terms of any Incentive Stock Options granted pursuant to the Plan must comply with the conditions and limitations contained in Section 12.2 and this Section 5.2.

(a) *Eligibility.* Incentive Stock Options may be granted only to Employees of the Company or any "subsidiary corporation" thereof (within the meaning of Section 424(f) of the Code and the applicable regulations promulgated thereunder).

(b) *Exercise Price.* The exercise price per share of Stock shall be set by the Committee; provided that subject to Section 5.2(d) the exercise price for any Incentive Stock Option shall not be less than 100% of the Fair Market Value on the date of grant.

(c) *Individual Dollar Limitation.* The aggregate Fair Market Value (determined as of the time the Option is granted) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Stock Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Stock Options.

(d) *Ten Percent Owners.* An Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company only if such Option is granted at a price that is not less than 110% of Fair Market Value on the date of grant and the Option is exercisable for no more than five (5) years from the date of grant.

(e) *Notice of Disposition.* The Participant shall give the Company prompt notice of any disposition of shares of Stock acquired by exercise of an Incentive Stock Option within (i) two (2) years from the date of grant of such Incentive Stock Option or (ii) one (1) year after the transfer of such shares of Stock to the Participant.

(f) *Right to Exercise.* During a Participant's lifetime, an Incentive Stock Option may be exercised only by the Participant.

5.3 *Substitution of Stock Appreciation Rights.* The Committee may provide in the Award Agreement evidencing the grant of an Option that the Committee, in its sole discretion, shall have to right to substitute a Stock Appreciation Right for such Option at any time prior to or upon exercise of such Option, subject to the provisions of Section 7.2 hereof; provided that such Stock Appreciation Right shall be exercisable with respect to the same number of shares of Stock for which such substituted Option would have been exercisable.

5.4 *Paperless Exercise.* In the event that the Company establishes, for itself or using the services of a third party, an automated system for the exercise of Options, such as a system using an internet website or interactive voice response, then the paperless exercise of Options by a Participant may be permitted through the use of such an automated system.

5.5   *Expiration of Option Term: Automatic Exercise of In-The-Money Options.* Unless otherwise provided by the Committee (in an Award Agreement or otherwise) or as otherwise directed by an Option holder in writing to the Company, each vested and exercisable Option outstanding on the Automatic Exercise Date with an exercise price per share of Stock that is less than the Fair Market Value per share of Stock as of such date shall automatically and without further action by the Option holder or the Company be exercised on the Automatic Exercise Date. In the sole discretion of the Committee, payment of the exercise price of any such Option shall be made pursuant to Section 5.1(c)(ii) or, subject to Section 14.13 or any applicable trading policy of the Company, pursuant to Section 5.l(c)(iii), and the Company or any Subsidiary shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 14.4. Unless otherwise determined by the Committee, this Section 5.5 shall not apply to an Option if the holder of such Option incurs a termination of employment or service on or before the Automatic Exercise Date. For the avoidance of doubt, no Option with an exercise price per share of Stock that is equal to or greater than the Fair Market Value per share of Stock on the Automatic Exercise Date shall be exercised pursuant to this Section 5.5.

Article 6 Restricted Stock Awards

6.1   *Grant of Restricted Stock.* The Committee is authorized to make Awards of Restricted Stock to any Eligible Individual selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Stock shall be evidenced by a written Restricted Stock Award Agreement.

6.2   *Issuance and Restrictions.* Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.3   *Forfeiture.* Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be surrendered to the Company and cancelled without consideration. Notwithstanding the foregoing, the Committee may (a) provide in any Restricted Stock Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of a Change in Control, terminations resulting from specified causes or the occurrence of specified events, and (b) in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

6.4   *Certificates for Restricted Stock.* Restricted Stock granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.5   *Section 83(b) Election.* If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which the Participant would otherwise be taxable under Section 83(a) of the Code, the Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof with the Internal Revenue Service.

Article 7 Stock Appreciation Rights

7.1   Grant of Stock Appreciation Rights.

(a)   A Stock Appreciation Right may be granted to any Participant selected by the Committee. A Stock Appreciation Right shall be subject to such terms and conditions not inconsistent with the Plan as the Committee shall impose and shall be evidenced by an Award Agreement.

(b)   A Stock Appreciation Right shall entitle the Participant (or other person entitled to exercise the Stock Appreciation Right pursuant to the Plan) to exercise all or a specified portion of the Stock Appreciation Right (to the extent then exercisable pursuant to its terms) and to receive from the Company an amount determined by multiplying the difference obtained by subtracting the exercise price per share of the Stock Appreciation Right from the Fair Market Value of a share of Stock on the date of exercise of the Stock Appreciation Right by the number of shares of Stock with respect to which the Stock Appreciation Right shall have been exercised, subject to any limitations the Committee may impose.

7.2   Payment and Limitations on Exercise.

(a)   Payment of the amounts determined under Section 7.1(b) above shall be in cash, in Stock (based on its Fair Market Value as of the date the Stock Appreciation Right is exercised) or a combination of both, as determined by the Committee in the Award Agreement. To the extent payment for a Stock Appreciation Right is to be made in cash, the Award Agreement shall specify the date of payment which may be different than the date of exercise of the Stock Appreciation Right, to the extent necessary to comply with the requirements to Section 409A, as applicable. If the date of payment for a Stock Appreciation Right is later than the date of exercise, the Award Agreement may specify that the Participant be entitled to earnings on such amount until paid.

(b)   To the extent any payment under Section 7.1(b) is effected in Stock it shall be made subject to satisfaction of all provisions of Article 5 above pertaining to Options.

7.3   *Expiration of Stock Appreciation Right Term*: *Automatic Exercise of In-the-Money Stock Appreciation Rights*. Unless otherwise provided by the Committee (in an Award Agreement or otherwise) or as otherwise directed by a Stock Appreciation Right holder in writing to the Company, each vested and exercisable Stock Appreciation Right outstanding on the Automatic Exercise Date with an exercise price per share of Stock that is less than the Fair Market Value per share of Stock as of such date shall automatically and without further action by the Stock Appreciation Right holder or the Company be exercised on the Automatic Exercise Date. In the sole discretion of the Committee, the Company or any Subsidiary shall deduct or withhold an amount sufficient to satisfy all taxes associated with such exercise in accordance with Section 14.4. Unless otherwise determined by the Committee, this Section 7.3 shall not apply to a Stock Appreciation Right if the holder of such Stock Appreciation Right incurs a termination of employment or service on or before the Automatic Exercise Date. For the avoidance of doubt, no Stock Appreciation Right with an exercise price per share of Stock that is equal to or greater than the Fair Market Value per share of Stock on the Automatic Exercise Date shall be exercised pursuant to this Section 7.3.

Article 8 Performance-Based Awards, Dividend Equivalents, Stock Payments, Restricted Stock Units

8.1   Performance-Based Awards.

(a)   Any Eligible Individual selected by the Committee may be granted one or more Performance-Based Awards which shall be denominated either in Stock units of value including the dollar value of shares of Stock or cash and which may be linked to any one or more of the Performance Criteria or other specific performance criteria determined appropriate by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. In making such determinations, the Committee shall consider (among such other factors as it deems relevant in light of the specific type of Award) the contributions, responsibilities and other compensation of the particular Participant.

(b)   *Procedures with Respect to Performance-Based Awards.* With respect to any Award granted under this Article 8, the Committee or its designee shall (i) designate one or more Eligible Individuals, (ii) select the Performance Criteria applicable to the Performance Period, (iii) establish the Performance Goals, and amounts of such Awards, as applicable, which may be earned for such Performance Period, and (iv) specify the relationship between Performance Criteria and the Performance Goals and the amounts of such Awards, as applicable, to be earned by each Eligible Individual for such Performance Period. Following the completion of each Performance Period, the Committee shall determine whether the applicable Performance Goals have been achieved for such Performance Period. In determining the amount earned by an Eligible Individual, the Committee or its designee shall have the right to reduce or eliminate the amount payable at a given level of performance to take into account additional factors that the Committee or its designee may deem relevant to the assessment of individual or corporate performance for the Performance Period.

(c)   *Payment of Performance-Based Awards.* Unless otherwise provided in the applicable Award Agreement, a Participant must be employed by the Company or a Subsidiary on the day a Performance-Based Award for such Performance Period is paid to the Participant. Furthermore, a Participant shall be eligible to receive payment pursuant to a Performance-Based Award for a Performance Period only if the Performance Goals for such period are achieved.

8.2   *Dividend Equivalents.* Dividend Equivalents may be granted by the Committee based on dividends declared on the Stock, to be credited as of dividend payment dates during the period between the date an Award is granted to a Participant and the date such Award vests, is exercised, is distributed or expires, as determined by the Committee. Such Dividend Equivalents shall be converted to cash or additional shares of Stock by such formula and at such time and subject to such limitations as may be determined by the Committee. In addition, Dividend Equivalents with respect to an Award with performance-based vesting that are based on dividends paid prior to the vesting of such Award shall only be paid out to the Participant to the extent that the performance-based vesting conditions are subsequently satisfied and the Award vests. Notwithstanding the foregoing, no Dividend Equivalents shall be payable with respect to Options or Stock Appreciation Rights.

8.3   *Stock Payments.* The Committee is authorized to make Stock Payments to any Eligible Individual. The number or value of shares of any Stock Payment shall be determined by the Committee and may be based upon one or more Performance Criteria or any other specific criteria, including service to the Company or any Subsidiary, determined by the Committee. Shares of Stock underlying a Stock Payment which is subject to a vesting schedule or other conditions or criteria set by the Committee will not be issued until those conditions have been satisfied. Unless otherwise provided by the Committee, a Participant granted a Stock Payment shall have no rights as a Company shareholder with respect to such Stock Payment until such time as the Stock Payment has vested and the Stock underlying the Award have been issued to the Participant. Stock Payments may, but are not required to be made in lieu of base salary, short-term incentive awards, fees or other cash compensation otherwise payable to such Eligible Individual.

8.4   *Restricted Stock Units.* The Committee is authorized to grant Restricted Stock Units to any Eligible Individual. The number and terms and conditions of Restricted Stock Units shall be determined by the Committee. The Committee shall specify the date or dates on which the Restricted Stock Units shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate, including conditions based on one or more Performance Criteria or other specific criteria, including service to the Company or any Subsidiary, in each case on a specified date or dates or over any period or periods, as determined by the Committee. The Committee shall specify, or permit the Participant to elect, the conditions and dates upon which the Stock underlying the Restricted Stock Units shall be issued, which dates shall not be earlier than the date as of which the Restricted Stock Units vest and become nonforfeitable and which conditions and dates shall be subject to compliance with Section 409A. Restricted Stock Units may be paid in cash, Stock, or both, as determined by the Committee. On the distribution dates, the Company shall issue to the Participant one unrestricted, fully transferable share of Stock (or the Fair Market Value of one such share in cash) for each vested and nonforfeitable Restricted Stock Unit.

8.5   *Deferred Stock.* The Committee is authorized to grant Deferred Stock to any Eligible Individual. The number of shares of Deferred Stock shall be determined by the Committee and may (but is not required to) be based on one or more Performance Criteria or other specific criteria, including service to the Company or any Subsidiary, as the Committee determines, in each case on a specified date or dates or over any period or periods determined by the Committee. Shares of Stock underlying a Deferred Stock award which is subject to a vesting schedule or other conditions or criteria set by the Committee shall be issued on the vesting date(s) or date(s) that those conditions and criteria have been satisfied, as applicable. Unless otherwise provided by the Committee, a Participant granted Deferred Stock shall have no rights as a Company shareholder with respect to such Deferred Stock until such time as the Award has vested and any other applicable conditions and/or criteria have been satisfied and the Stock underlying the Award has been issued to the Participant.

8.6   *Deferred Stock Units.* The Committee is authorized to grant Deferred Stock Units to any Eligible Individual. The number of Deferred Stock Units shall be determined by the Committee and may (but is not required to) be based on one or more Performance Criteria or other specific criteria, including service to the Company or any Subsidiary, as the Committee determines, in each case on a specified date or dates or over any period or periods determined by the Committee. Each Deferred Stock Unit shall entitle the Participant to receive one share of Stock on the date the Deferred Stock Unit becomes vested or upon a specified settlement date thereafter. Shares of Stock underlying a Deferred Stock Unit award which is subject to a vesting schedule or other conditions or criteria set by the Committee shall not be issued until or following the date that those conditions and criteria have been satisfied, provided, however, that to the extent necessary, such conditions and dates shall be subject to compliance with Section 409A. Unless otherwise provided by the Committee, a Participant granted Deferred Stock Units shall have no rights as a Company shareholder with respect to such Deferred Stock Units until such time as the Award has vested and any other applicable conditions and/or criteria have been satisfied and the Stock underlying the Award have been issued to the Participant.

8.7   *Term.* The term of a Performance-Based Award, Dividend Equivalent award, Stock Payment award, Restricted Stock Unit award, Deferred Stock award and/or Deferred Stock Unit award shall be set by the Committee in its sole discretion.

8.8   *Exercise or Purchase Price.* The Committee may establish the exercise or purchase price of a Performance-Based Award, shares distributed as a Stock Payment award, shares distributed pursuant to a Restricted Stock Unit award, shares of Deferred Stock or shares distributed pursuant to a Deferred Stock Unit award; provided, however, that value of the consideration shall not be less than the par value of a share of Stock, unless otherwise permitted by applicable law.

8.9   *Termination of Employment or Service.* Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, a Performance-Based Award, Dividend Equivalent award, Stock Payment award, Restricted Stock Unit award, Deferred Stock award and/or Deferred Stock Unit award is only distributable while the Participant is employed by or providing services to the Company or a Subsidiary. Notwithstanding the foregoing, the Committee may, in its sole discretion, provide that an Award may be distributed following a Participant's termination of employment or service in certain events, including in the event of a Change in Control and/or terminations resulting from specified causes.

Article 9 Provisions Applicable to Awards

9.1 *Stand-Alone and Tandem Awards.* Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

9.2 *Award Agreement.* Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award, which may include the term of an Award, the provisions applicable in the event the Participant's employment or service terminates, certain restrictive covenants and agreements, and the Company's authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

9.3 *Limits on Transfer.* No right or interest of a Participant in any Award may be pledged, encumbered, or hypothecated to or in favor of any party other than the Company or a Subsidiary, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Company or a Subsidiary. Except as otherwise provided by the Committee, no Award shall be assigned, transferred, or otherwise disposed of by a Participant other than by will or the laws of descent and distribution. The Committee by express provision in the Award or an amendment thereto may permit an Award (other than an Incentive Stock Option) to be transferred to, exercised by and paid to certain persons or entities related to the Participant, including but not limited to members of the Participant's family, charitable institutions, or trusts or other entities whose beneficiaries or beneficial owners are members of the Participant's family and/or charitable institutions, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish subject to the following terms and conditions: (i) an Award transferred to a transferee shall not be assignable or transferable by the permitted transferee other than by will or the laws of descent and distribution; (ii) an Award transferred to a permitted transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award); and (iii) the Participant and the permitted transferee shall execute any and all documents requested by the Committee, including, without limitation documents to (A) confirm the status of the transferee as a permitted transferee, (B) satisfy any requirements for an exemption for the transfer under applicable federal, state and foreign securities laws and (C) evidence the transfer.

9.4 *Beneficiaries.* Notwithstanding Section 9.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant's death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant's spouse as his or her beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written consent of the Participant's spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant's will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

9.5 *Stock Certificates; Book Entry Procedures.*

(a) Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing shares of Stock pursuant to the exercise of any Award, unless and until the Board has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the shares of Stock are listed or traded. All Stock certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state, or foreign jurisdiction, securities or other laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted, or traded. The Committee may place legends on any Stock certificate to reference restrictions applicable to the Stock. In addition to the terms and conditions provided herein, the Board may require that a Participant make such reasonable covenants, agreements, and representations as the Board, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b) Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company shall not deliver to any Participant certificates evidencing shares of Stock issued in connection with any Award and instead such shares of Stock shall be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

9.6 *Forfeiture and Claw-Back Provisions.* Pursuant to its general authority to determine the terms and conditions applicable to Awards under the Plan, the Committee shall have the right to provide, in an Award Agreement or otherwise, or to require a Participant to agree by separate written or electronic instrument, that:

(a) (i) Any proceeds, gains or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of an Award, or upon the receipt or resale of any shares of Stock underlying an Award, shall be paid to the Company, and (ii) the Award shall terminate and any unexercised portion of the Award (whether or not vested) shall be forfeited, if (x) a termination of employment or service occurs prior to a specified date, or within a specified time period following receipt or exercise of the Award, or (y) the Participant at any time, or during a specified time period, engages in any activity in competition with, or otherwise harmful to, the Company, or which is inimical, contrary or harmful to the interests of the Company, as further defined by the Committee or (z) the Participant incurs a termination of employment or service for "cause" (as such term is defined in the sole discretion of the Committee, or as set forth in the Award Agreement relating to such Award); and

(b) All Awards (including any proceeds, gains or other economic benefit actually or constructively received by a Participant upon any receipt or exercise of any Award or upon the receipt or resale of any shares of Stock underlying an Award) shall be subject to the provisions of any claw-back, forfeiture or other similar policy implemented by the Company as in effect from time to time, including, without limitation, any claw-back, forfeiture or other similar policy adopted to comply with the requirements of applicable law, including without limitation the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder, to the extent set forth in such claw-back, forfeiture or other similar policy and/or in the applicable Award Agreement.

Article 10 Changes in Capital Structure

10.1   *Adjustments.*

(a)   In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of Company assets to shareholders (other than normal cash dividends), or any other corporate event affecting the Stock or the share price of the Stock other than an Equity Restructuring, the Committee may make equitable adjustments, if any, to reflect such changes with respect to (i) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1 herein); (ii) the number and type of shares subject to outstanding Awards; (iii) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria, including any Performance Criteria or Performance Goals, with respect thereto); and (iv) the grant or exercise price per share for any outstanding Awards under the Plan.

(b)   In the event of any transaction or event described in Section 10.1(a) or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation any Change in Control), or of changes in applicable laws, regulations or accounting principles, and whenever the Committee determines that action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any Award under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles, the Committee, in its sole discretion and on such terms and conditions as it deems appropriate, either by amendment of the terms of any outstanding Awards or by action taken prior to the occurrence of such transaction or event and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions:

(i)   To provide for the termination, by the surrender, of any such Award in exchange for an amount of cash and/or other property, if any, equal to the amount by which the Fair Market Value of the Stock which the Award represents exceeds the Award exercise price for all or part of the shares of Stock which are related to such Award and that would have been attained upon the exercise of such Award or realization of the Participant's rights (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant's rights, then such Award may be terminated by the Company without payment);

(ii)   To provide for the replacement of such Award with other rights or property selected by the Committee, in its sole discretion, having an aggregate value not exceeding the amount that could have been attained upon the exercise of such Award or realization of the Participant's rights had such Award been currently exercisable or payable or fully vested;

(iii)   To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by similar options, rights or awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

(iv)   To make adjustments in the number and type of shares of Stock (or other securities or property) subject to outstanding Awards, and in the number and kind of outstanding Restricted Stock and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards and Awards which may be granted in the future;

(v)   To provide that any such Award shall be exercisable or payable or fully vested with respect to all shares of Stock covered thereby, notwithstanding anything to the contrary in the Plan or the applicable Award Agreement; and

(vi)   To provide that any such Award cannot vest, be exercised or become payable after such event.

(c)   In connection with the occurrence of any Equity Restructuring, and notwithstanding anything to the contrary in Sections 10.1(a) and 10.1(b):

(i)   The number and type of securities subject to each outstanding Award and the exercise price or grant price thereof, if applicable, shall be equitably adjusted; and/or

(ii)   The Committee shall make such equitable adjustments, if any, as the Committee, in its sole discretion, may deem appropriate to reflect such Equity Restructuring with respect to the aggregate number and kind of shares of Stock that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Sections 3.1). The adjustments provided under this Section 10.1(c) shall be nondiscretionary and shall be final and binding on the affected Participant and the Company.

10.2   *Acceleration Upon a Change in Control.*

(a)   Notwithstanding the provisions of Section 10.1, upon a Change in Control, unless the Committee elects to (i) terminate an Award in exchange for cash, rights or property, or (ii) cause an Award to become fully exercisable and cause all forfeiture restrictions on such Awards to lapse prior to the consummation of a Change in Control, pursuant to Section 10.1, such (A) Award (other than any portion subject to performance-based vesting) shall continue in effect or be assumed or an equivalent Award substituted by the successor corporation or a parent or subsidiary of the successor corporation and (B) the portion of such Award subject to performance-based vesting shall be subject to the terms and conditions of the applicable Award Agreement and, in the absence of applicable terms and conditions, the Committee's discretion. In the event an Award continues in effect or is assumed or an equivalent Award substituted, and a Participant incurs a termination of employment or service without "cause" (as such term is defined in the sole discretion of the Committee, or as set forth in the Award Agreement relating to such Award) upon or within twelve (12) months following the Change in Control, then such Participant shall be fully vested in such continued, assumed or substituted Award.

(b)   In the event that the successor corporation in a Change in Control refuses to assume or substitute for an Award, the Committee may cause (i) any or all of such Award (or portion thereof) to terminate in exchange for cash, rights or other property pursuant to Section 10.1(b)(i)(a); or (ii) any or all of such Award (or portion thereof) to become fully exercisable immediately prior to the consummation of such transaction and all forfeiture restrictions on any or all of such Award to lapse. If any such Award is exercisable in lieu of assumption or substitution in the event of a Change in Control, the Committee may give such Participant the right to exercise such Awards during a reasonable period of time as the Committee, in its sole and absolute discretion, shall determine, contingent upon the occurrence of the Change in Control, and such Award shall terminate upon the expiration of such period.

(c)   For the purposes of this Section 10.2, an Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each share of Stock subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Company's stock for each share of Stock held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Stock); provided, however, that if such consideration received in the Change in Control was not solely common stock of the successor corporation or its parent, the Committee may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Award, for each share of Stock subject to an Award, to be solely common stock of the successor corporation or its parent equal in fair market value to the per-share consideration received by holders of Stock in the Change in Control.

(d)   The Committee, in its sole discretion, may include such further provisions and limitations in any Award, agreement or certificate, as it may deem equitable and in the best interests of the Company that are not inconsistent with the provisions of the Plan.

(e)   Unless otherwise determined by the Committee, no adjustment or action described in this Section 10.2 or in any other provision of the Plan shall be authorized to the extent it would (i) cause the Plan to violate Section 422(b)(1) of the Code, (ii) result in short-swing profits liability under Section 16 of the Exchange Act or violate the exemptive conditions of Rule 16b-3 of the Exchange Act, or (iii) cause an Award to fail to be exempt from or comply with Section 409A.

10.3   The existence of the Plan, any program, any Award Agreement and/or the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Stock or the rights thereof or which are convertible into or exchangeable for Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

10.4   In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the Stock or the share price of the Stock including any Equity Restructuring, for reasons of administrative convenience, the Committee, in its sole discretion, may refuse to permit the exercise of any Award during a period of up to thirty (30) days prior to the consummation of any such transaction.

10.5   *No Other Rights.* Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to an Award or the grant or exercise price of any Award.

Article 11 Administration

11.1   *Committee.* The Plan shall be administered by the Compensation Committee of the Board (the "Committee") consisting solely of at least two or more members of the Board who are each Non-Employee Directors. Additionally, to the extent required by applicable law, each of the individuals constituting the Compensation Committee of the Board (or another committee or subcommittee of the Board or the Compensation Committee of the Board assuming the functions of the Committee under the Plan) shall be an "independent director" under the rules of any securities exchange or automated quotation system on which the Stock is listed, quoted or traded. Notwithstanding the foregoing, any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 11.1 or otherwise provided in any charter of the Committee. Except as may otherwise be provided in any charter of the Committee, appointment of Committee members shall be effective upon acceptance of appointment. Committee members may resign at any time by delivering written or electronic notice to the Board. Vacancies in the Committee may only be filled by the Board. Notwithstanding the foregoing, (a) the full Board, acting by a majority of its members in office, shall conduct the general administration of the Plan with respect to Awards granted to Non-Employee Directors and, with respect to such Awards, the term "Committee" as used in the Plan shall be deemed to refer to the Board and (b) the Board or Committee may delegate its authority hereunder to the extent permitted by Section 11.5.

11.2   *Action by the Committee.* Unless otherwise established by the Board or in any charter of the Committee, a majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved in writing by a majority of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any Officer or other Employee of the Company or any Subsidiary, the Company's independent registered public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan. The Committee shall select one of its members as a Chair, who shall preside at meetings and who shall have authority to execute and deliver documents on behalf of the Committee. Meetings of the Committee shall be held at such times and places as the members thereof may determine.

11.3   *Authority of Committee.* Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)   Designate Eligible Individuals to receive Awards;

(b)   Determine the type or types of Awards to be granted to each Eligible Individual;

(c)   Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d)   Determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, grant price, or purchase price, any Performance Criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e)   Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)   Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g)   Decide all other matters that must be determined in connection with an Award;

(h)   Establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)   Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement; and

(j)   Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan.

11.4   *Decisions Binding.* The Committee's interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

11.5   *Delegation of Authority.* To the extent permitted by applicable law, the Board or Committee may from time to time delegate to a committee of one or more members of the Board or one or more officers of the Company the authority to grant or amend Awards or to take other administrative actions pursuant to this Article 11; provided, however, that in no event shall an officer of the Company be delegated the authority to grant awards to, or amend awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company (or Directors) to whom authority to grant or amend Awards has been delegated hereunder; provided, further, that any delegation of administrative authority shall only be permitted to the extent it is permissible under applicable law. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation, and the Board may at any time rescind the authority so delegated or appoint a new delegatee. At all times, the delegatee appointed under this Section 11.5 shall serve in such capacity at the pleasure of the Board and the Committee.

Article 12 Effective and Expiration Date

12.1   *Effective Date.* The Plan was originally effective on May 2, 2005, the date the Plan was initially approved by the Company's shareholders in accordance with applicable law. The Plan was previously amended and restated on May 3, 2010, May 5, 2015, December 6, 2016, and December 4, 2019. This amendment and restatement of the Plan was approved by the Board on February 12, 2025 and shall be effective on May 6, 2025 (the "Restatement Effective Date"), subject to approval by the Company's shareholders.

12.2   *Expiration Date.* The Plan will expire on, and no Incentive Stock Option or other Award may be granted pursuant to the Plan after, the tenth anniversary of the Restatement Effective Date. Any Awards that are outstanding on the Restatement Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

Article 13 Amendment, Modification, and Termination

13.1   *Amendment, Modification, and Termination.* With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required. Such shareholder approval may be required for any amendment to the Plan that (i) increases the number of shares available under the Plan (other than any adjustment as provided by Article 10), (ii) permits the Committee to grant Options or Stock Appreciation Rights with an exercise or base price that is below Fair Market Value on the date of grant, (iii) permits the Committee to extend the exercise period for an Option or Stock Appreciation Right beyond ten (10) years from the date of grant, or (iv) results in a material increase in benefits or a change in eligibility requirements. Notwithstanding any provision in this Plan to the contrary, absent approval of the shareholders of the Company, (i) no Option or Stock Appreciation Right may be amended to reduce the per share exercise or base price of the shares subject to such Option or Stock Appreciation Right below the per share exercise or base price as of the date the Option or Stock Appreciation Right is granted, (ii) no Option or Stock Appreciation Right may be cancelled in exchange for cash or another Award when the per share exercise or base price of such Award exceeds the Fair Market Value of the underlying shares of stock, and (iii) except as permitted by Article 10, no Option or Stock Appreciation Right may be granted in exchange for, or in connection with, the cancellation or surrender of an Option or Stock Appreciation Right having a higher per share exercise or base price. When an amendment to the Plan is subject to shareholder approval, such amendment (or amendment and restatement, as applicable) will be deemed to be approved by the shareholders if it receives the affirmative vote of a majority of the votes cast at a meeting duly held in accordance with the applicable provisions of the Company's By-Laws. In the event that the Company's shareholders do not approve this amendment and restatement of the Plan, the Plan will continue in full force and effect on its terms and conditions as in effect immediately prior to the date that the Plan (as amended and restated herein) was approved by the Board.

13.2   *Awards Previously Granted.* No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

Article 14 General Provisions

14.1   *Absence from Work.* A Participant who is absent from work with the Company or a Subsidiary because of illness or temporary disability, or who is on leave of absence for such purpose or reason as the Committee may approve, shall not be deemed during the period of such absence, by reason of such absence, to have ceased to be an Employee of the Company or a Subsidiary. Where a cessation of employment is to be considered a retirement with the consent of the Company or by reason of Disability for the purpose of this Plan shall be determined by the Committee, which determination shall be final and conclusive.

14.2   *No Rights to Awards.* No Eligible Individual or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Eligible Individuals, Participants or any other persons uniformly.

14.3   *No Shareholder Rights.* Except as otherwise provided herein, a Participant shall have none of the rights of a shareholder with respect to shares of Stock covered by any Award until the Participant becomes the record owner of such shares of Stock.

14.4   *Withholding.* The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA, employment tax or other social security contribution obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold shares of Stock otherwise issuable under an Award (or allow the surrender of shares of Stock) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of shares of Stock which may be so withheld or surrendered with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award within six months (or such other period as may be determined by the Committee) after such shares of Stock were acquired by the Participant from the Company) in order to satisfy the Participant's federal, state, local and foreign income and payroll tax liabilities with respect to the issuance, vesting, exercise or payment of the Award shall be limited to the number of shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The Committee shall determine the fair market value of the shares of Stock, consistent with the applicable provisions of the Code, for tax withholding obligations due in connection with a broker-assisted cashless Option or Stock Appreciation Right exercise involving the sale of shares of Stock to pay the Option or Stock Appreciation Right exercise price or any tax withholding obligation.

14.5   *No Right to Employment or Services.* Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of the Company or any Subsidiary.

14.6   *Unfunded Status of Awards.* The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

14.7   *Indemnification.* To the extent allowable pursuant to applicable law, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company's Certificate of Incorporation or By-Laws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

14.8   *Relationship to other Benefits.* No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

14.9   *Expenses.* The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

14.10   *Titles and Headings.* The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

14.11   *Fractional Shares.* No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

14.12   *Section 409A.* To the extent that the Committee determines that any Award granted under the Plan is subject to Section 409A, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A. To the extent applicable, the Plan and any Award Agreements shall be interpreted in accordance with Section 409A and Department of Treasury regulations and other interpretive guidance issued thereunder. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any Award may be subject to Section 409A and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the date such Award is granted), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A and related Department of Treasury guidance and thereby avoid the application of any penalty taxes under such Section. Notwithstanding any provision of this Plan or an Award Agreement to the contrary, the Company makes no representations or warranties as to the tax treatment of any Award under Section 409A or otherwise. The Company shall have no obligation under this Section 14.12 or otherwise to take any action (whether or not described herein) to avoid the imposition of taxes, penalties or interest under Section 409A with respect to any Award and shall have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute non-compliance, "nonqualified deferred compensation" subject to the imposition of taxes, penalties and/or interest under Section 409A.   Notwithstanding any other provision of this Plan or an Award Agreement to the contrary, to the extent any payment hereunder constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code, and the Participant is a "specified employee" (within the meaning of Section 409A) as of the date of the Participant's separation from service, each such payment that is payable upon such grantee's separation from service and would have been paid prior to the six-month anniversary of the Participant's separation from service, shall be delayed until the earlier to occur of (i) the first day of the seventh month following such Participant's separation from service or (ii) the date of such Participant's death.

14.13 *Limitations Applicable to Section 16 Persons.* Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

14.14 *Government and Other Regulations.* The obligation of the Company to make payment of Awards in Stock or otherwise shall be subject to all applicable laws, rules, and regulations, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register pursuant to the Securities Act, any of the shares of Stock paid pursuant to the Plan. If the shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act, the Company may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption.

14.15 *Governing Law.* The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Connecticut.



2024
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-2958



HUBBELL INCORPORATED

(Exact name of registrant as specified in its charter)

Connecticut	**06-0397030**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
40 Waterview Drive Shelton CT	**06484**
(Address of principal executive offices)	*(Zip Code)*

(475) 882-4000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:		
Title of each Class	Trading Symbol(s)	Name of Exchange on which Registered
Common Stock — par value $0.01 per share	**HUBB**	**New York Stock Exchange**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark	YES	NO
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐

• **whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.**

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

• If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standard provided pursuant to Section 13(a) of the Exchange Act.		☐
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.		☑
• whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.		☐
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).		☐
• If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.	☐	☑
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).	☐	☑
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	☑

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 28, 2024 was $19,516,681,705.* The number of shares outstanding of Hubbell Common Stock as of February 6, 2025 is 53,667,674.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the registrant's 2025 annual meeting of shareholders to be filed with the Securities and Exchange Commission (the "SEC"), are incorporated by reference in answer to Part III of this Form 10-K.

* *Calculated by excluding all shares held by Executive Officers and Directors of registrant without conceding that all such persons or entities are "affiliates" of registrant for purpose of the Federal Securities Laws.*

Table of **Contents**

PART I

Item 1   Business

Hubbell Incorporated (herein referred to as "Hubbell", the "Company", the "registrant", "we", "our" or "us", which references shall include its divisions and subsidiaries as the context may require) was founded as a proprietorship in 1888, and was incorporated in Connecticut in 1905. Recognized for our innovation, quality, and deep commitment to serving our customers for over 135 years, Hubbell is a world-class manufacturer of electrical and utility solutions, with more than 75 brands used around the world. We provide utility and electrical solutions that enable our customers to operate critical infrastructure reliably and efficiently, and we empower and energize communities through innovative solutions supporting energy infrastructure In Front of the Meter, on The Edge, and Behind the Meter. In Front of the Meter is where utilities transmit and distribute energy to their customers. The Edge connects utilities with owners and operators and allows energy and data to be distributed back and forth. Behind the Meter is where owners and operators of building and other critical infrastructure consume energy.

Our products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Puerto Rico, Mexico, the People's Republic of China ("China"), the United Kingdom ("UK"), Brazil, Australia, Spain, Ireland, and the Republic of the Philippines. Hubbell also participates in joint ventures in Hong Kong and the Republic of the Philippines, and maintains offices in Singapore, Italy, China, India, Mexico, South Korea, Chile, and countries in the Middle East.

The Company's reporting segments consist of the Utility Solutions segment and the Electrical Solutions segment.

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are made available free of charge through the Investor Relations section of the Company's website at *http://www.hubbell.com* as soon as practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on the Company's website or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report.

Utility Solutions Segment

Hubbell Utility Solutions has leading positions In Front of the Meter and on The Edge. The Utility Solutions segment (64% of consolidated revenues in 2024, 61% in 2023 and 58% in 2022) consists of businesses that design, manufacture, and sell a wide variety of electrical distribution, transmission, substation, and telecommunications products, which support applications In Front of the Meter. This includes utility transmission & distribution (T&D) components such as arresters, insulators, connectors, anchors, bushings, enclosures, cutouts and switches. The Utility Solutions

segment also offers solutions that serve The Edge of the utility infrastructure, including smart meters, communications systems, and protection and control devices. Hubbell Utility Solutions supports the electrical distribution, electrical transmission, water, gas distribution, telecommunications, and solar and wind markets. While Hubbell believes its sales in this area are not materially dependent upon any customer or group of customers, a substantial variability in purchases by electrical utilities would affect this segment.

Products of the Utility Solutions segment are sold under various brands and/or trademarks into the electrical distribution, substation and transmission markets as well as, markets for grid protection and controls, utility meters and advanced metering infrastructure and telcom and gas distribution markets. The products are sold into these markets primarily through distributors, or directly to utilities. Brands and/or trademarks of products of the Utility Solutions segment include:

- Aclara®
- Fargo®
- Quazite®
- Electro Composites®
- Hot Box®
- EMC™
- Reliaguard®
- Continental®
- Ripley®

- Chance®
- Hubbell®
- Quadri*sil®
- USCO™
- PCORE®
- Longbow™
- Greenjacket®
- R.W. Lyall™
- Electro Industries/ Gauge Tech™

- Anderson®
- Polycast®
- Trinetics®
- CDR™
- Delmar™
- Ohio Brass®
- Armorcast®
- Gas Breaker®
- Balestro™

- PenCell®
- Opti-loop Design®
- Reuel®
- RFL Design®
- Turner Electric®
- Meramec®
- Beckwith Electric™
- AEC™
- Systems Control™

Electrical Solutions Segment

Hubbell Electrical Solutions is positioned Behind the Meter, providing key components to building operators and industrial customers that enable them to manage their energy and operate critical infrastructure more efficiently and effectively. The Electrical Solutions segment (36% of consolidated revenues in 2024, 39% in 2023 and 42% in 2022) comprises businesses that sell stock and custom products including standard and special application wiring device products, rough-in electrical products, and connector and grounding products, as well as other electrical equipment.

Products of the Electrical Solutions segment have applications in the light industrial, non-residential, wireless communications, transportation, data center, and heavy industrial markets. Electrical Solutions segment products are typically used in and around industrial, commercial and institutional facilities by electrical contractors, maintenance personnel, electricians, utilities, and telecommunications companies. In addition, certain of our businesses design and manufacture industrial controls and communication systems used in the non-residential and industrial markets. Many of

these products are designed such that they can also be used in harsh and hazardous locations where a potential for fire and explosion exists due to the presence of flammable gasses and vapors. Harsh and hazardous products are primarily used in the oil and gas (onshore and offshore) and mining industries. We also offer a variety of wiring devices and electrical products that have residential and utility applications.

In December 2023, the Company entered into a definitive agreement to sell its residential lighting business for a cash purchase price of $131 million, subject to customary adjustments. The residential lighting business sells indoor and outdoor lighting solutions. The business generated $187.1 million in sales in 2023. The assets and liabilities of this business are recorded in assets and liabilities held for sale in the Consolidated Balance Sheet as of December 31, 2023. The transaction closed in the first quarter of 2024 and the Company recorded a pre-tax loss on the sale of $5.3 million, which is recorded within Total other expense in the Company's Consolidated Statement of Income.

Products of the Electrical Solutions segment are sold under various brands and/or trademarks and are primarily sold through electrical and industrial distributors, home centers, retail and hardware outlets, and residential product oriented internet sites. Special application products are primarily sold through wholesale distributors to contractors, industrial customers and original equipment manufacturers ("OEMs"). Brands and/or trademarks of products of the Electrical Solutions segment include:

- Hubbell®
- Kellems®
- Bryant®
- Burndy®
- CMC®

- Bell®
- TayMac®
- Wiegmann®
- Killark®
- Hawke™

- Raco®
- Hipotronics®
- AccelTex Solutions™
- GAI-Tronics®
- PCX™

- Gleason Reel®
- Powerohm®
- iDevices®
- Connector Products™

- ACME Electric®
- EC&M Design®
- Austdac™
- Chalmit™

Information Applicable to Our Business

International Operations

The Company has several operations located outside of the United States. These operations manufacture, assemble and/or procure and market Hubbell products and services for both the Utility Solutions and Electrical Solutions segments.

See Note 21 — Industry Segments and Geographic Area Information in the Notes to Consolidated Financial Statements and Item 1A. Risk Factors relating to manufacturing in and sourcing from foreign countries.

Customers

We have an extensive customer base of distributors, wholesalers, electric utilities, OEMs, electrical contractors, telecommunications companies and retail and hardware outlets. We are not dependent on a single customer, however, our top ten customers account for approximately 41% of our Net sales.

Raw Materials

Raw materials used in the manufacture of Hubbell products primarily include steel, aluminum, brass, copper, bronze, zinc, nickel, plastics, elastomers and petrochemicals. Hubbell also purchases certain electrical and electronic components, including solenoids, printed circuit boards, integrated circuit chips and cord sets, from a number of suppliers. Hubbell is not materially dependent upon any one supplier for raw materials used in the manufacture of its products and equipment however the cost and supply of these materials may be affected by disruptions in availability of raw materials, components or sourced finished goods. See also Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Patents

Hubbell has approximately 3,100 active United States and foreign patents covering a portion of its products, which expire at various times. While Hubbell deems these patents to be of value, it does not consider its business to be dependent upon patent protection. Hubbell also licenses products under patents owned by others, as necessary, and grants licenses under certain of its patents.

Working Capital

Inventory, accounts receivable and accounts payable levels, payment terms and, where applicable, return policies are in accordance with the general practices of the electrical products industry and standard business procedures. Certain businesses require a portion of the transaction price to be paid in advance of transfer of control. These payments are treated as a contract liability and are classified in Other accrued liabilities in the Consolidated Balance Sheets. Contract assets primarily relate to performance obligations satisfied prior to payment that are recorded in Other current assets in the Consolidated Balance Sheets. See also Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Backlog

Substantially all of the backlog existing at December 31, 2024 in the Electrical Solutions segment is expected to be shipped to customers in 2025. In the Utility Solutions segment, substantially all of the backlog existing at December 31, 2024 is expected to be shipped during 2025, along with approximately $70 million of backlog of contracts that span multiple years, primarily related to long-term contracts within the Utility Solutions segment to deliver and install meters and grid monitoring sensor technology. The backlog of orders believed to be firm at December 31, 2024 was $1,898 million compared to $2,328 million at December 31, 2023. Although this backlog is important, the majority of Hubbell's revenues result from sales of inventoried products or products that have short periods of manufacture.

Competition

Hubbell experiences substantial competition in all categories of its business, but does not compete with the same companies in all of its product categories. The number and size of competitors vary considerably depending on the product line. Hubbell cannot specify with precision the number of competitors in each product category or their relative market position. However, some of its competitors are larger companies with substantial financial and other resources. Hubbell considers product performance, reliability, quality and technological innovation to be important factors relevant to all areas of its business and considers its reputation as a manufacturer of quality products to be an important factor in its business. In addition, product price, service levels and other factors can affect Hubbell's ability to compete.

Environment

The Company is subject to various federal, state and local government requirements relating to the protection of employee health and safety and the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury to its employees and its customers' employees and that the handling, manufacture, use and disposal of hazardous or toxic substances are in accordance with environmental laws and regulations.

Like other companies engaged in similar businesses, the Company has incurred or acquired through business combinations, remedial response and voluntary cleanup costs for site contamination, and is a party to product liability and other lawsuits and claims associated with environmental matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. However, considering past experience and reserves, the Company does not anticipate that these matters will have a material adverse effect on earnings, capital expenditures, financial condition or competitive position. See also Item 1A. Risk Factors and Note 16 — Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Human Capital

Our commitment to developing our employees is one of four pillars that guide Hubbell as a company. We recruit, hire, and develop talent that meets and anticipates the ever-changing needs of our enterprise and our stakeholders. Hubbell provides market-competitive compensation, health and well-being programs, and retirement benefits based on the countries and markets in which we operate to motivate market-leading performance.

As of December 31, 2024, Hubbell had approximately 17,700 salaried and hourly employees of whom approximately 10,600, or 60% are located in the United States. Approximately 2,470 of these U.S. employees are represented by 8 labor unions. Hubbell considers its labor relations to be satisfactory and regularly engages with its labor unions.

Hubbell is committed to fostering an environment that respects and encourages individual differences, diversity of thought, and talent. We strive to create a workplace where employees feel that their contributions are welcomed and valued, allowing them to fully engage their talents and training in their work, while generating personal satisfaction in their role within Hubbell.

Across the enterprise, there are a variety of ways we invest in our people to learn - on the job, in the classroom, through self-directed learning, or through leadership programs. We have expanded our learning management system (known as Hubbell University) to make new content and training available to our employees. The Company has also expanded leadership development programs to provide career development to employees at all levels and continues to expand its Campus Programs to foster a pipeline of early career talent at Hubbell.

The Company also encourages its employees to give back to their communities. The Company supports employees' spirit of volunteerism in their communities throughout the year with its Volunteer Paid Time Off policy, which provides all employees with up to 8 hours of paid time off a year to volunteer with an eligible 501(c)(3) charity of their choice.

As a manufacturing company, we focus on protecting the health and safety of our employees and educate employees on how to Think Safe, Work Safe and Go Home Safe. We dedicate resources to track and monitor safety and recordable incidents using an enterprise-wide data management system. Through the Company's myLife program, the Company also provides comprehensive, competitive benefits that retain and support our employees' health, wealth and peace of mind.

The Elevate Employee Experience Survey (Elevate) is conducted annually across Hubbell. It is our employees' opportunity to share perspectives on topics important to them. In 2024, the third year of the survey, Hubbell saw continued strong engagement with over 88% of Hubbell's employees participating worldwide. The feedback provided through Elevate is then used to create action plans at all of Hubbell's locations. In 2024, employees shared that they wanted to better understand Hubbell's long term strategies and how their roles contribute. Hubbell launched "Align 2027" for all employees in mid-2024. This was an interactive learning experience where cross-functional teams locally or virtually worked through an exercise that brought to life Hubbell's refreshed brand, Vision, Mission, Core Values, key markets, products, history and strategic objectives. Employees were afforded time to connect and better understand how each of their roles fit together to better help Hubbell achieve a common purpose. This experience was a demonstration of how Hubbell implements employee feedback from the Elevate survey into action.

Information about our Executive Officers

Name[(1)]	Age	Present Position	Business Experience
Gerben W. Bakker	60	Chairman of the Board, President and Chief Executive Officer	Present position since May 2021; previously President and Chief Executive Officer since October 2020; President and Chief Operating Officer June 2019 to October 2020; Group President, Power Systems February 2014 to June 2019; various other positions at Hubbell 1988 to 2014.
William R. Sperry	62	Executive Vice President, Chief Financial Officer	Present position since May 2020; previously, Executive Vice President, Chief Financial Officer and Treasurer June 2019 to May 2020; Senior Vice President and Chief Financial Officer 2012 to 2019; Vice President, Corporate Strategy and Development August 2008 to June 2012; also a member of the board of directors of MSA Safety Incorporated since February 2019.
Jonathan M. Del Nero	53	Vice President, Controller	Present position since January 2021; previously, Assistant Controller 2014 to January 2021.
Alyssa R. Flynn	53	Chief Human Resources Officer	Present position since February 2022; previously Vice President, Compensation, Benefits & HR Systems from 2014 to February 2022; Chief of Staff to the Chief Executive Officer from June 2021 to February 2022.
Gregory A. Gumbs	55	President, Utility Solutions Segment	Present position since July 2023; previously President and CEO, Bosch Rexroth, September 2020 to June 2023; Vice President & General Manager Electrical Energy Automation Solutions Business, Eaton Corporation 2015 to May 2020.
Katherine A. Lane	47	Senior Vice President, General Counsel and Secretary	Present position since May 2021; previously Vice President, General Counsel and Secretary June 2019 to May 2021; Vice President, Acting General Counsel and Secretary March 2019 to June 2019; Vice President, Associate General Counsel 2017 to March 2019; various other positions at Hubbell 2010 to 2017.
Mark E. Mikes	60	President, Electrical Solutions Segment	Present position since July 2023; previously Division President, Hubbell Power Systems and Enterprise Operational Excellence from July 2022 to June, 2023; Division President, Hubbell Power Systems, November, 2019 to July, 2022; various other position at Hubbell, 1989 - November, 2019.

(1) As of February 13, 2025, there are no family relationships among any of the above executive officers and any of our directors. For information related to our Board of Directors, refer to Item 10. Directors, Executive Officers and Corporate Governance.

Item 1A   Risk Factors

Our business, operating results, financial condition, and cash flows may be affected by a number of factors including, but not limited to those set forth below. Any one of these factors could cause our actual results to vary materially from recent results or future anticipated results. See also Item 7. Management's Discussion and Analysis — "Executive Overview of the Business" and "Results of Operations".

Industry and Economic Risks

Inflation and other unfavorable economic conditions may adversely affect our business results of operations and financial condition

Our operating results can be sensitive to changes in general economic conditions, macro-economic effects of the U.S. government federal deficit, inflation, economic slowdowns, stagflation and recessions. Our sales are subject to market conditions that may cause customer demand for our products to be volatile and unpredictable. Product demand can be affected by fluctuations in domestic and international economic conditions, as well as currency fluctuations, commodity costs, and a variety of other factors.

We have in the past experienced, and may continue to experience, significant inflationary pressure across much of our business. Global supply chain issues and increased demand have in the past led to, and may continue to lead to, increased freight, labor and commodity costs. In addition, various factors, including the level of economic activity in China, the war between Ukraine and Russia and the conflict in the Middle East, have added, and may continue to add, to the volatility in energy costs. We have had to take various pricing actions to cover the increase in our costs associated with inflationary pressure and protect our margin profile. There can be no assurance that we will be able to maintain our margins in response to further changes in inflationary pressures.

In addition, macroeconomic effects such as increases in interest rates and other measures taken by central banks and other policy makers could have a negative effect on overall economic activity that could reduce our customers' demand for our products. Adverse changes in demand could impact our business, collection of accounts receivable and our expected cash flow generation from current and acquired businesses, which may adversely impact our financial condition and results of operations.

We operate in markets that are subject to competitive pressures that could affect selling prices or demand for our products

We compete on the basis of product performance, quality, service and/or price. Competitors behavior related to these, among other areas, could potentially have significant impacts on our financial results. Our competitive strategy is to design and manufacture high quality products at the lowest possible cost. Our strategy is to also increase selling prices to offset rising costs of raw materials and components when necessary. Competitive pricing pressures may not allow us to offset some or all of our increased costs through pricing actions. Alternatively, if raw material and component costs decline, the Company may not be able to maintain current pricing levels. We may face increased competition due to the rapid development and rising use of artificial intelligence (AI) and machine learning technologies. Failure to adopt and incorporate such technologies to improve productivity, manufacturing technology or support functional teams may put us at a long-term competitive disadvantage. Competition could also affect future selling prices or demand for our products which could have an adverse impact on our results of operations, financial condition and cash flows.

Volatility in currency exchange rates may adversely affect our financial condition, results of operations and cash flows

Our international operations accounted for approximately 8% of our Net sales in 2024. We are exposed to the effects (both positive and negative) that fluctuating exchange rates have on translating the financial statements of our international operations, most of which are denominated in local currencies, into the U.S. dollar. Fluctuations in exchange rates may affect product demand and reported profits in our international operations. In addition, currency fluctuations may affect the prices we pay suppliers for materials used in our products, along with other local costs incurred in foreign countries for foreign entities with U.S. dollar functional currency. As a result, fluctuating exchange rates may adversely impact our results of operations and cash flows.

Business and Operational Risks

Our ability to effectively develop and introduce new products could adversely affect our ability to compete

New product introductions and the enhancement of existing products and services are key to the Company's competitive strategy. The success of new product introductions is dependent on a number of factors, including, but not limited to, timely and successful development of new products, including software development, market acceptance of these products and the Company's ability to manage the risks associated with these introductions. These risks include development and production capabilities, management of inventory levels to support anticipated demand, the risk that new products may have quality defects in the early stages of introduction, and obsolescence risk of existing products. The Company cannot predict with certainty the ultimate impact new product introductions could have on our results of operations, financial condition or cash flows.

We manufacture and source products and materials from various countries throughout the world. A disruption in the availability, price or quality of these products or materials could adversely affect our operating results

Our business is subject to risks associated with global manufacturing and sourcing. We use a variety of raw materials in the production of our products including steel, aluminum, brass, copper, bronze, zinc, nickel, plastics, elastomers and petrochemicals. We also purchase certain electrical and electronic components, including solenoids, printed circuit boards, integrated circuit chips and cord sets from a number of suppliers. Certain of these materials are sourced from a limited number of suppliers. These materials may also be a key source of materials for many other companies in our industry or within industrial manufacturers in general. As such in periods of rising demand for these materials, we my experience both increase costs and limited supply. Significant shortages in the availability of these materials or significant price increases could increase our operating costs and adversely impact the competitive positions of our products, which could adversely impact our results of operations. See also Risk Factor, "Changes in U.S. and international trade policies may adversely impact our business and operating results; changes in U.S. trade policies could have a material adverse effect on us." We rely on materials, components and finished goods that are sourced from or manufactured in foreign countries including Mexico, China, and other international countries. Political instability in any country where we do business could have an adverse impact on our results of operations.

We rely on our suppliers to produce high quality materials, components and finished goods according to our specifications, including timely delivery. There is a risk that products may not meet our quality control procedure specifications which could adversely affect our ability to ship quality products to our customers on a timely basis and, could adversely affect our results of operations.

We may be required to recognize impairment charges for our goodwill and other intangible assets

As of December 31, 2024, the net carrying value of our goodwill and other intangible assets totaled approximately $3,581 million. As required by generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. Impairment of intangible assets may be triggered by developments both within and outside the Company's control. Deteriorating economic conditions, technological changes, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the assets, intensified competition, divestitures, market capitalization declines and other factors may impair our goodwill and other intangible assets. Any charges relating to such impairments could adversely affect our results of operations in the periods an impairment is recognized.

We engage in acquisitions and strategic investments and may encounter difficulty in obtaining appropriate acquisitions and in integrating these businesses

Part of the Company's growth strategy involves acquisitions. We have pursued and will continue to seek acquisitions and other strategic investments to complement and expand our existing businesses. The rate and extent to which acquisitions become available may affect our growth rate. The success of these transactions will depend on our ability to integrate these businesses into our operations and realize the planned synergies. We may encounter difficulties in integrating acquisitions into our operations and in managing strategic investments and foreign acquisitions and joint ventures may also present additional risk related to the integration of operations across different cultures and languages. Failure to effectively complete or manage acquisitions may adversely affect our existing businesses as well as our results of operations, financial condition and cash flows.

We may fail to realize all of the anticipated benefits of the Acquisition of Systems Control or those benefits may take longer to realize than expected

The full benefits of the acquisition of Systems Control, including the anticipated sales or growth opportunities, may not be realized as expected or may not be achieved within the anticipated time frame, or at all. Failure to achieve the anticipated benefits of the acquisition of Systems Control could adversely affect our results of operations or cash flows and decrease or delay the expected accretive effects of the acquisition of Systems Control.

We may not be able to successfully implement initiatives, including our restructuring activities that improve productivity and streamline operations to control or reduce costs

Achieving our long-term profitability goals depends significantly on our ability to control or reduce our operating costs. Because many of our costs are affected by factors completely, or substantially outside our control, we generally must seek to control or reduce costs through productivity initiatives. If we are not able to identify and implement initiatives that control or reduce costs and increase operating efficiency, or if the cost savings initiatives we have implemented to date do not generate expected cost savings, our financial results could be adversely affected. Our efforts to control or reduce costs may include restructuring activities involving workforce reductions, facility consolidations and other cost reduction initiatives. If we do not successfully manage our current restructuring activities, or any other restructuring activities that we may undertake in the future, expected efficiencies and benefits may be delayed or not realized, and our operations and business could be disrupted, which could have an adverse effect on our results of operations, financial condition and cash flows.

We are subject to risks surrounding our information technology systems and industrial controls systems failures, network disruptions, breaches in data security and compliance with data privacy laws or regulations

We are highly dependent on various software and information technology systems to record and process operational, human resources and financial transactions. The proper functioning of Hubbell's information technology systems is critical to the successful operation of our business. Our information technology systems are susceptible to cyber threats, malware, phishing attacks, break-ins and similar events, breaches of physical security or tampering and manipulation of these systems by employees or unauthorized third parties. Information security risks also exist with respect to the use of portable electronic devices, such as smartphones and laptops, which are particularly vulnerable to loss and theft. Hubbell may also be subject to disruptions of any of our systems and our vendor's systems arising from events that are wholly or partially beyond our control, such as natural disasters, acts of terrorism, cyber-attacks, computer viruses, and electrical/telecommunications outages or failures. All of these risks are also applicable where Hubbell relies on outside vendors to provide services, which may operate in an online, or "cloud," environment. A failure of our information technology systems could adversely affect our ability to process orders, maintain proper levels of inventory, collect accounts receivable and pay expenses; all of which could have an adverse effect on our results of operations, financial condition and cash flows. In addition, security breaches could result in unauthorized disclosure of confidential information that may result in financial or reputational damage to the Company, as well as expose the Company to litigation and regulatory enforcement actions.

Hubbell also provides customers with industrial controls systems, or solutions that include software components that allow for the control and/or the communication of data from those solutions to Hubbell or customer systems. In addition to the risks noted above, there are other risks associated with these solutions. For example, control and/or data from these solutions may be integral to a customer's operations. A failure of our technology to operate as designed or as a result of cyber threats could impact those operations, including by loss or destruction of data. Likewise, a customer's failure to properly configure its own network are outside of the Company's control and could result in a failure in functionality or security of our technology.

Hubbell is also subject to an increasing number of evolving data privacy and security laws and regulations that impose requirements on the Company and our technology prior to certain use or transfer, storing, processing, disclosure, and protection of data and prior to sale or use of certain technologies. Failure to comply with such laws and regulations could result in the imposition of fines, penalties and other costs. For example, the European Union's implementation of the General Data Protection Regulation in 2018, the European Union's pending ePrivacy Regulation and the implementation of the ePrivacy Directive by the various European Union member states, and California's implementation of its Consumer Privacy

Act of 2018 and Connected Device Privacy Act of 2018, as well as data privacy statutes implemented by other states, could all disrupt our ability to sell products and solutions or use and transfer data because such activities may not be in compliance with applicable law in certain jurisdictions.

We have continued to work on improving our utilization of our enterprise resource planning system, expanding standardization of business processes and performing implementations at our remaining businesses, as well as acquired businesses, for example, the implementation of our enterprise resource planning system in 2024 at Aclara. We expect to incur additional costs related to future implementations, process reengineering efforts as well as enhancements and upgrades to the system. These system modifications and implementations could result in operating inefficiencies which could adversely impact our operating results and/or our ability to perform necessary business transactions.

System failures, ineffective system implementation or disruptions, failure to comply with data privacy and security laws or regulations, IT system risk arising from the Company's acquisition activity or the compromise of security with respect to internal or external systems or portable electronic devices could damage the Company's systems or infrastructure, subject us to liability claims, or regulatory fines, penalties, or intervention, harm our reputation, interrupt our operations, disrupt customer operations, and adversely affect the Company's internal control over financial reporting, business, financial condition, results of operations, or cash flows.

Our ability to access capital markets or failure to maintain our credit ratings may adversely affect our business

Our ability to invest in our business and make strategic acquisitions may require access to the capital markets. If general economic and capital market conditions deteriorate significantly, it could impact our ability to access capital. Failure to maintain our credit ratings could also impact our ability to access credit markets and could increase our cost of borrowing. The capital and credit markets could deteriorate and market conditions could make it more difficult for us to access capital to finance our investments and acquisitions, which could adversely affect our results of operations, financial condition and cash flows.

Deterioration in the credit quality of, loss of, significant decline in business with, or pricing pressure from, our customers could have a material adverse effect on our operating results and financial condition

We have an extensive customer base of distributors, wholesalers, electric utilities, OEMs, electrical contractors, telecommunications companies and retail and hardware outlets. We are not dependent on a single customer, however, our top ten customers account for approximately 41% of our Net sales. Deterioration in the credit quality of, loss of, significant decline in business with, or pricing pressure from, one or more of our major customers could adversely affect our results of operations, financial condition and cash flows.

We have outstanding indebtedness; our indebtedness may increase as we engage in acquisitions and other activities to support our growth strategies

An increase in indebtedness and related debt service obligations could have negative consequences, including (i) requiring us to dedicate significant cash flow from operations to the payment of principal and interest on our indebtedness, which would reduce the funds we have available for other purposes, (ii) reducing our flexibility in planning for or reacting to changes in our business and market conditions and (iii) exposing us to interest rate risk since a portion of our debt obligations are at variable rates. These risks could increase if we are required to re-finance existing indebtedness at higher rates of interest.

We may incur significantly more indebtedness in the future. If we add new indebtedness and do not retire existing indebtedness, the risks described above could increase.

If the underlying investments of our defined benefit plans do not perform as expected, we may have to make additional contributions to these plans

We sponsor certain pension and other postretirement defined benefit plans. The performance of the financial markets and interest rates impact these plan expenses and funding obligations. Significant changes in market interest rates, investment losses on plan assets and reductions in discount rates may increase our funding obligations and could adversely impact our results of operations, cash flows, and financial condition. Furthermore, there can be no assurance that the value of the defined benefit plan assets will be sufficient to meet future funding requirements.

Legal, Tax and Regulatory Risks

Changes in tax law relating to multinational corporations could adversely affect our tax position

Government agencies and the Organisation for Economic Co-operation and Development ("OECD") have focused on issues related to the taxation of multinational corporations. One example is in the area of "base erosion and profit shifting," for which the OECD has released several components of its comprehensive plan that have been adopted and expanded by many taxing authorities to address perceived tax abuse and inconsistencies between tax jurisdictions. As a result, the tax laws and policies in countries in which we do business could change on a prospective or retroactive basis, and any such changes, including any changes in the current U.S. income tax rates, may materially impact the Company's business and financial statements.

Because tax laws and regulations are subject to interpretation, uncertainty, and change, tax payments may ultimately differ from amounts currently recorded by the Company

We are subject to income taxes as well as non-income based taxes, in both the United States and numerous foreign jurisdictions. The determination of the Company's worldwide provision for income taxes and other tax liabilities requires judgment and is based on diverse legislative and regulatory structures that exist in the various jurisdictions where the company operates. As a result of the U.S. federal elections, there may also be changes in tax policy pursued by the new administration, and the nature and outcome of those potential changes is uncertain at this time. Although management believes its estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in the Company's financial statements and may materially impact the Company's financial results for the period when such determination is made. We are subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with certain positions we have taken and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provisions. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the future outcomes of these audits could adversely affect our results of operations, financial condition and cash flows.

Changes in U.S. and international trade policies may adversely impact our business and operating results; changes in U.S. trade policies could have a material adverse effect on us

We cannot predict what changes to trade policy will be made, or the economic impact that changes to trade policy will have, including significant increases in tariffs on goods imported into the United States, particularly tariffs on products manufactured in Canada, Mexico and China, and the length of time such tariffs may remain in place, or whether the entry into new bilateral or multilateral trade agreements will occur. The imposition of new tariffs, changes in trade policy or agreements, or the escalation of trade tensions between the United States and other countries could adversely impact our business, financial condition and results of operations.

In prior years, the U.S. government has announced and, in some cases, implemented new approaches to trade policy, including renegotiating, or potentially terminating, certain existing bilateral or multi-lateral trade agreements, such as the North American Free Trade Agreement ("NAFTA"), which was replaced by the U.S.-Mexico-Canada Agreement on July 1, 2020, and is currently up for review in 2026, as well as implementing the imposition of additional tariffs on certain foreign goods, including finished products and raw materials such as steel and aluminum. Additionally, on February 1, 2025 the President of the United States issued executive orders directing the United States to impose new tariffs on imports from Canada, Mexico and China. Although a portion of these new tariffs have been temporarily suspended, other parts of these new tariffs are now in effect, and it is unclear for how long and to what extent such suspensions will remain in effect. The U.S. has also announced new tariffs on foreign steel and aluminum, with such tariffs taking effect in early March. The U.S. has further raised the possibility of new tariffs on imports from additional countries, including those in Europe. These and other changes in the U.S. trade policy, U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently manufacture and sell products, and any resulting negative sentiments towards the United States as a result of such changes, could have an adverse effect on our business, financial condition and results of operation.

We rely on materials, components and finished goods, such as steel and aluminum, that are sourced from or manufactured in foreign countries, including China, Mexico and those in Europe. Import tariffs and potential additional import tariffs have resulted or may result in increased prices for these imported goods and materials and, in some cases, may result or have resulted in price increases for domestically sourced goods and materials. Changes in U.S. trade policy have resulted and could result in additional reactions from U.S. trading partners, including adopting responsive trade policies making it more difficult or costly for us to export our products or import goods and materials from those countries. These measures could also result in increased costs for goods imported into the U.S. or may lead to disruptions in the supply of good and materials that cause us to adjust our worldwide supply chain. Either of these could require us to increase prices to our customers which may reduce demand, or, if we are unable to increase prices, result in lowering our margin on products sold.

In recent years, various countries, and regions, including, without limitation, China, Mexico, Canada and Europe, have announced plans or intentions to impose or have imposed tariffs on a wide range of U.S. products in retaliation for new U.S. tariffs. These actions could, in turn, result in additional tariffs being adopted by the U.S. These conditions and future actions could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States increase the price of, or limit the amount of, raw materials and finished goods imported into the United States, the costs of our raw materials may be adversely affected and the demand from our customers for products and services may be diminished, which could adversely affect our revenues and profitability.

We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impacts on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to new tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could adversely impact our business, financial condition and results of operations.

Our business and results of operations may be materially adversely effected by compliance with import and export laws

We must comply with various laws and regulations relating to the import and export of products, services and technology from the U.S. and other countries having jurisdiction over our operations, which may affect our transactions with certain customers, business partners and other persons. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies and in other circumstances, we may be required to obtain an export license before exporting a controlled item. The length of time required by the licensing processes can vary, potentially delaying the shipment of products or performance of services and the recognition of the corresponding revenue. In addition, failure to comply with

any of these regulations could result in civil and criminal, monetary and non-monetary penalties, disruptions to our business, limitations on our ability to import and export products and services and damage to our reputation. Moreover, any changes in export control or sanctions regulations may further restrict the export of our products or services, and the possibility of such changes requires constant monitoring to ensure we remain compliant. Any restrictions on the export of our products or product lines could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

We could incur significant and/or unexpected costs in our efforts to successfully avoid, manage, defend and litigate intellectual property matters

The Company relies on certain patents, trademarks, copyrights, trade secrets and other intellectual property of which the Company cannot be certain that others have not and will not infringe upon. Intellectual property litigation could be costly and time consuming and the Company could incur significant legal expenses pursuing these claims against others.

From time to time, we receive notices from third parties alleging intellectual property infringement. Any dispute or litigation involving intellectual property could be costly and time-consuming due to the complexity and the uncertainty of intellectual property litigation. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement or misappropriation. In addition, as a result of such claims, the Company may lose its rights to utilize critical technology or may be required to pay substantial damages or license fees with respect to the infringed rights or be required to redesign our products at a substantial cost, any of which could negatively impact our operating results. Even if we successfully defend against claims of infringement, we may incur significant costs that could adversely affect our results of operations, financial condition and cash flow. See Item 3 "Legal Proceedings" for a discussion of our legal proceedings.

We are subject to litigation and environmental regulations that may adversely impact our operating results

We are a party to a number of legal proceedings and claims, including those involving product liability, intellectual property and environmental matters, which could be significant. It is not possible to predict with certainty the outcome of every claim and lawsuit. In the future, we could incur judgments or enter into settlements of lawsuits and claims that could have a materially adverse effect on our results of operations, cash flows, and financial condition. In addition, we maintain insurance coverage with respect to certain claims, which insurance may not provide adequate coverage against such claims. We establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make additional payments, which could have a materially adverse effect on our results of operations, financial condition and cash flow.

We are also subject to various laws and regulations relating to environmental protection and the discharge of materials into the environment, and we could incur substantial costs as a result of the noncompliance with or liability for clean up or other costs or damages under environmental laws. In addition, we could be affected by future laws or regulations, including those imposed in response to climate change concerns. Environmental laws and regulations have generally become stricter in recent years. Compliance with any future laws and regulations could result in a materially adverse effect on our business and financial results. See Item 3 "Legal Proceedings" for a discussion of our legal proceedings.

Our reputation and our ability to conduct business may be impaired by improper conduct by any of our employees, agents or business partners

We cannot provide absolute assurance that our internal controls and compliance systems will always protect us from acts committed by our employees, agents or business partners that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, anti-kickback and false claims rules, competition, export and import compliance, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and we operate in parts of the world that have experienced governmental corruption to some degree. Despite meaningful measures that we undertake to facilitate lawful conduct, which include training and internal control policies, these measures may not always prevent reckless or criminal acts by our employees or agents. Any such improper actions could damage our reputation and subject us to civil or criminal investigation in the United States and in other jurisdictions, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause us to incur significant legal and investigative fees.

Regulations related to conflict-free minerals may cause us to incur additional expenses and may create challenges with our customers

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries ("DRC"). The SEC has established annual disclosure and reporting requirements for those companies who use "conflict" minerals sourced from the DRC in their products. These requirements could limit the pool of suppliers who can provide conflict-free minerals and as a result, we cannot ensure that we will be able to obtain these conflict-free minerals at competitive prices. Compliance with these requirements may also increase our costs. In addition, we may face challenges with our customers if we are unable to sufficiently verify the origins of the minerals used in our products.

General Risk Factors

Our success depends on attracting and retaining qualified personnel

Our ability to sustain and grow our business requires us to hire, retain and develop a highly skilled and diverse management team and workforce. Failure to ensure that we have the depth and breadth of personnel with the necessary skill set and experience, or the loss of key employees, could impede our ability to deliver our growth objectives and execute our strategy.

We face the potential harms of natural disasters, terrorism, acts of war, international conflicts or other disruptions to our operations

Natural disasters, the economic uncertainty resulting from the spread of global pandemics, acts or threats of war or terrorism, international conflicts, and the actions taken by the United States and other governments in response to such events have in the past, and could in the future cause damage to or disrupt our business operations, our suppliers or our customers, and could create political or economic instability, any of which could have an adverse effect on our business. For example, increases in energy demand and supply disruptions caused by the conflict in Ukraine have resulted in significantly higher energy prices, particularly in Europe. Additionally, the conflict in the Middle East has added to the volatility in energy costs. Persistent high energy prices and the potential for further supply disruptions, may have an adverse impact on our business. Although it is not possible to predict such events or their consequences, these events could decrease demand for our products, make it difficult or impossible for us to deliver products, or disrupt our supply chain.

Global economic uncertainty could adversely affect us

During periods of prolonged slow growth, or a downturn in conditions in the worldwide or domestic economies, we could experience reduced orders, payment delays, supply chain disruptions or other factors caused by economic challenges faced by our customers, prospective customers and suppliers. Depending upon their severity and duration, these conditions could have an adverse impact on our results of operations, financial condition and cash flows.

Item 1B   Unresolved Staff Comments

None.

Item 1C   Cybersecurity

Risk Management and Strategy

Hubbell recognizes the importance of maintaining cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our data, networks and technology assets. Cybersecurity related risks are included in the risk universe that our enterprise risk management program evaluates to assess top risks to the enterprise on an annual basis. To the extent the enterprise risk management process identifies a heightened cybersecurity-related risk, risk owners are assigned to develop mitigation plans, which are then tracked to completion. Cybersecurity related risks are also considered as part of our business continuity and resiliency planning. Business continuity plans establish risk management processes and procedures to mitigate interruptions to business activities, including from cybersecurity incidents.

Given the complexity and evolving nature of the cybersecurity threat landscape, Hubbell has a dedicated team of internal and external cybersecurity professionals, led by Hubbell's Chief Information Security Officer ("CISO"), that regularly monitor alerts and meet to discuss threat levels, trends, and remediation. We engage a range of external experts, including cybersecurity assessors, consultants, and auditors in evaluating and testing our cybersecurity program. The engagement of third parties includes regular audits, threat assessments, and information system penetration tests. We also actively engage with key vendors, industry participants, legal counsel, and intelligence and law enforcement communities as part of our continuing efforts to evaluate and enhance the effectiveness of our cybersecurity policies and procedures. Hubbell further recognizes risks associated with the use of third-party service providers and has processes to identify material risks related to third parties. We conduct security assessments of third-party providers prior to their engagement and perform ongoing monitoring to ensure compliance with our cybersecurity standards. Our monitoring includes periodic assessments by the CISO and a team of cybersecurity professionals. Our cybersecurity risk management program is aligned to the National Institute of Standards and Technology Cyber Security Framework (NIST CSF).

We have not encountered any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to affect our business strategy, results of operations or financial condition. Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. See Item IA. Risk Factors for potential risks related to our information technology systems that we are subject to and that may materially adversely affect our business ("We are subject to risks surrounding our information technology systems failures, network disruptions, breaches in data security and compliance with data privacy laws or regulations.").

Governance

Hubbell's Board of Directors (the "Board") recognizes the critical nature of managing risks associated with cybersecurity threats. The Audit Committee of the Board has been delegated oversight of risks associated with cybersecurity threats and has developed mechanisms to ensure effective oversight in managing such cybersecurity risks. The Audit Committee is composed of Board members with diverse expertise, including cybersecurity and technology, financial, and risk management experience.

Hubbell's cybersecurity program is managed by a dedicated CISO who has over a decade of information technology and program management experience. The CISO is responsible for leading our enterprise-wide cybersecurity program and assessing, monitoring, and managing our cybersecurity risks. These responsibilities include overseeing cybersecurity governance programs, testing our compliance with standards, remediating known risks, completing cybersecurity risk management activities related to acquisition due diligence and integration, and leading our employee cybersecurity training program. The CISO stays current with the latest developments in cybersecurity and the evolving threat landscape to inform cybersecurity prevention, detection, mitigation, and remediation efforts. The CISO implements and oversees processes for the regular monitoring of our information systems. This includes processes to identify potential vulnerabilities. In the event of a cybersecurity incident, the CISO is equipped with a detailed incident response plan which outlines the steps to be followed from incident detection to mitigation, notifications, and recovery. Notifications include functional areas (including legal), senior management and the Board, as applicable. We have adopted and enforce various enterprise-wide policies relating to cybersecurity, to ensure the ongoing protection of our systems including, policies to identify, classify, and protect company data, manage vulnerabilities, and perform user access reviews. We further conduct drills of our incident response plan to prepare incident response teams and provide cybersecurity training and phishing simulations throughout the year via our enterprise learning management systems.

The CISO provides regular (but not less than quarterly) updates to the Audit Committee. These updates include a broad range of topics, including the current cybersecurity and emerging threat landscape, the status of ongoing cybersecurity initiatives and strategies, incident reports, and the results of internal and external assessments of our information systems. The CISO, in his capacity, regularly informs our Chairman, President and Chief Executive Officer; EVP, Chief Financial Officer; and SVP, General Counsel and Secretary on aspects related to cybersecurity risks and incidents. This ensures that the highest levels of management, including the Company's Disclosure Committee, are made aware of Hubbell's cybersecurity posture and potential cybersecurity risks. Furthermore, any material cybersecurity matters, and strategic cybersecurity risk management matters are promptly escalated to the Audit Committee of the Board.

Item 2 Properties

As of December 31, 2024, Hubbell's global headquarters are located in leased office space in Shelton, Connecticut. The Utility Solutions segment operates 2 warehouse facilities and 31 manufacturing facilities globally, totaling approximately 5.3 million square feet. The Electrical Solutions segment operates 6 warehouse facilities and 21 manufacturing facilities globally, totaling approximately 4.1 million square feet. The Company believes its manufacturing and warehousing facilities are adequate to carry on its business activities.

Item 3 Legal Proceedings

Information required by this item is incorporated herein by reference to the section captioned "Notes to Consolidated Financial Statements, Note 16 — Commitments and Contingencies" of this Form 10-K.

Item 4 Mine Safety Disclosures

Not applicable.

PART II

Item 5   Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock trades on the New York Stock Exchange under the symbol, "HUBB".

The number of common shareholders of record on January 31, 2025 was 1,054.

Our dividends are declared at the discretion of our Board of Directors. In October 2024, the Company's Board of Directors approved an increase in the common stock dividend rate from $1.22 to $1.32 per share per quarter. The increased quarterly dividend payment commenced with the December 16, 2024 payment made to the shareholders of record on November 29, 2024.

The information required by Item 5 with respect to securities authorized for issuance under equity compensation plans is incorporated herein by reference to Part III, Item 12 of this Form 10-K.

Issuer Purchases of Equity Securities

On October 21, 2022, we announced that the Board of Directors had approved a share repurchase program that authorized the repurchase of up to $300 million of common stock, which expires in October 2025. At December 31, 2024 our remaining share repurchase authorization under this program was $260.0 million. On February 12, 2025 the Board of Directors approved a new stock repurchase program that authorized the repurchase of up to $500.0 million of common stock and expires in February 2028. This new program is in addition to the remaining share repurchase authorization of $260.0 million under the October 21, 2022 program. Subject to numerous factors, including market conditions and alternative uses of cash, we may conduct discretionary repurchases through open market or privately negotiated transactions, which may include repurchases under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended.

The following table summarizes the Company's repurchase activity of common stock under the share repurchase program during the quarter ended December 31, 2024.

Period	Total Number of Shares of Common Stock Purchased (000s)[1]	Average Price Paid Per Share of Common Stock	Total number of shares purchased as part of publicly announced plans (000s)	Approximate Value of Shares that May Yet be Purchased Under the Plans (in millions)
October 1, 2024 - October 31, 2024	—	$ —	—	$ 270.0
November 1, 2024 - November 30, 2024	23	$ 429.10	23	$ 260.0
December 1, 2024 - December 31, 2024	—	$ —	—	$ 260.0
TOTAL FOR THE QUARTER ENDED DECEMBER 31, 2024	**23**	**$ 429.10**	**23**	**$ 260.0**

(1) *The above share repurchases include the surrender of the Company's common shares in connection with the vesting of restricted awards.*

Corporate Performance Graph

The following graph compares the total return to shareholders on the Company's common stock during the five years ended December 31, 2024, with a cumulative total return on the (i) the S&P 500 index and (ii) the Dow Jones U.S. Electrical Components & Equipment Index ("DJUSEC"). The Company is a member of the S&P 500. The comparison assumes $100 was invested on December 31, 2019 in the Company's Common Stock and in each of the foregoing indices and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Hubbell Incorporated, the S&P 500 Index and
the Dow Jones US Electrical Components & Equipment Index



	12/19	12/20	12/21	12/22	12/23	12/24
Hubbell, Inc.	100.00	108.90	147.66	169.88	241.91	311.89
S&P 500	100.00	118.40	152.39	124.79	157.59	197.02
Dow Jones US Electrical Components & Equipment	100.00	120.75	151.36	124.87	159.56	213.20

Item 6   [Reserved]

Item 7   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes included in Part II, Item 8 of this Annual Report on Form 10-K. This section of this Form 10-K generally discusses 2024 and 2023 items and year-to-year comparisons between 2024 and 2023. Discussions of 2022 items and year-to-year comparisons between 2023 and 2022 are not included in this Form 10-K and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form-10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on February 8, 2024.

Executive Overview of the Business

Hubbell is a global manufacturer of quality electrical products and utility solutions for a broad range of customer and end market applications. We provide utility and electrical solutions that enable our customers to operate critical infrastructure reliably and efficiently, and we empower and energize communities through innovative solutions supporting energy infrastructure In Front of the Meter, on The Edge, and Behind the Meter. In Front of the Meter is where utilities transmit and distribute energy to their customers. The Edge connects utilities with owner/operators and allows energy and data to be distributed back and forth. Behind the Meter is where owners and operators of buildings, and other critical infrastructure consume energy. Products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Puerto Rico, Mexico, China, the UK, Brazil, Australia, Spain, Ireland, and the Republic of the Philippines. The Company also participates in joint ventures in Hong Kong and the Republic of the Philippines, and maintains offices in Singapore, Italy, China, India, Mexico, South Korea, Chile, and countries in the Middle East. The Company employed approximately 17,700 individuals worldwide as of December 31, 2024.

The Company's reporting segments consist of the Utility Solutions segment and Electrical Solutions segment. The Company's long-term strategy is to: serve its customers with reliable and innovative electrical and related infrastructure solutions with desired brands and high-quality service, delivered through a competitive cost structure; to complement organic revenue growth with acquisitions that enhance its product offerings; and to allocate capital effectively to create shareholder value.

Our strategy to complement organic revenue growth with acquisitions is focused on acquiring assets that extend our capabilities, expand our product offerings, and present opportunities to compete in core, adjacent or complementary markets. Our acquisition strategy also provides the opportunity to advance our revenue growth objectives during periods of weakness or inconsistency in our end-markets.

Our strategy to deliver products through a competitive cost structure has resulted in past and ongoing restructuring and related activities. Our restructuring and related efforts include the consolidation of manufacturing and distribution facilities, and workforce actions, as well as streamlining and consolidating our back-office functions. The primary objectives of our restructuring and related activities are to optimize our manufacturing footprint, cost structure and effectiveness and the efficiency of our workforce.

Productivity improvement also continues to be a key area of focus for the Company and efforts to drive productivity complement our restructuring and related activities to minimize the impact of rising material costs and other administrative cost inflation. Because material costs are approximately half of our cost of goods sold, volatility in this area can significantly impact profitability. Our goal is to have pricing and productivity programs that offset material and other inflationary cost increases as well as pay for investments in key growth areas.

Productivity programs affect virtually all functional areas within the Company by reducing or eliminating waste and improving processes. We continue to expand our efforts related to global product and component sourcing and supplier cost reduction programs. Value engineering efforts, product transfers and the use of lean process improvement techniques are expected to continue to increase manufacturing efficiency. In addition, we continue to build upon the benefits of our enterprise resource planning system across all functions.

Our sales are also subject to market conditions that may cause customer demand for our products to be volatile. Product demand can be affected by fluctuations in domestic and international economic conditions, as well as currency fluctuations, commodity costs, and a variety of other factors. Since early 2021, we have experienced significant inflationary pressure across much of our business. As a result, we have taken various pricing actions to cover the higher costs and to protect our profitability. Although inflation has moderated considerably since its high point in 2022, we expect inflation to remain a factor for the foreseeable future and we expect to continue to take these pricing actions subject to demand and market conditions. Accordingly, there can be no assurance that we will be able to maintain our margins in response to further changes in inflationary pressures. In addition, macroeconomic effects such as increases in interest rates and other measures taken by central banks and other policy makers could have a negative effect on overall economic activity which could reduce our customers' demand for our products, and cause the continuation of relatively high market interest rates that increase our borrowing costs. Additionally, international tensions, such as the conflicts in the Middle East and Ukraine, as well as trade and other tensions, including those with China, may affect demand for our products, as well as our production costs.

Discontinued Operations

On February 1, 2022, the Company completed the sale of the Commercial and Industrial Lighting business (the "C&I Lighting business") to GE Current, a Daintree Company. The disposal of the C&I Lighting business met the criteria set forth in ASC 205-20 to be presented as a discontinued operation. The C&I Lighting businesses' results of operations and the related cash flows have been reclassified to income from discontinued operations in the Consolidated Statements of Income and cash flows from discontinued operations in the Consolidated Statement of Cash Flows, respectively, for all periods presented. For additional information regarding this transaction and its effect on our financial reporting, see Note 2 – Discontinued Operations, in the accompanying Consolidated Financial Statements, which note is incorporated herein by reference.

Results of Operations

Our operations are classified into two reportable segments: Utility Solutions and Electrical Solutions. For a complete description of the Company's segments, see Part I, Item 1 of this Annual Report on Form 10-K. Within these segments, Hubbell serves customers in several primary end markets: utility distribution, utility transmission and utility substation as well as industrial and non-residential. Unless specified otherwise, all comparisons of 2024 results are with 2023 results.

In 2024, Net sales increased by 4.7% or $256 million and organic Net sales[1] increased by $2 million on favorable price realization partially offset by lower volumes, as further discussed in segment results below. Operating margin increased in 2024, by 10 basis points and adjusted operating margin[1] increased by 90 basis points, driven by favorable price realization, productivity and cost management. Those increases were partially offset by material and other cost inflation and lower unit volume. Net income from continuing

operations attributable to Hubbell increased by 2.4% in 2024 compared to the prior year and diluted earnings per share from continuing operations increased by 2.3%. Adjusted net income from continuing operations attributable to Hubbell[1] increased by 8.1% in 2024 compared to the prior year and adjusted diluted earnings per share from continuing operations[1] increased by 8.1% in 2024.

Operating cash flow was higher in 2024 at $991.2 million as compared to $880.8 million in the prior year. Free cash flow[2] was higher in 2024 at $810.8 million as compared to $715.1 million in the prior year. In 2024 we paid $267.3 million in shareholder dividends, an increase of 8.9% as compared to the prior year. We also invested $180.4 million of capital expenditures in footprint optimization, automation and productivity initiatives, and repurchased $40.0 million of shares in 2024.

---

(1) *Organic Net sales, adjusted operating margin, adjusted net income from continuing operations attributable to Hubbell and adjusted diluted earnings per share from continuing operations are non-GAAP financial measures. See "Adjusted Operating Measures" below for a reconciliation to the comparable GAAP financial measures.*

(2) *Free cash flow is a non-GAAP financial measure. See "Adjusted Operating Measures" and "Financial Condition, Liquidity and Capital Resources - Cash Flow" below for a reconciliation to the comparable GAAP financial measure.*

SUMMARY OF CONSOLIDATED RESULTS (IN MILLIONS, EXCEPT PER SHARE DATA)

	For the Year Ending December 31,			
	2024	% of Net sales	2023	% of Net sales
Net sales	$ 5,628.5		$ 5,372.9	
Cost of goods sold	3,724.4	66.2%	3,484.8	64.9%
Gross profit	1,904.1	33.8%	1,888.1	35.1%
Selling & administrative expenses	812.5	14.4%	849.6	15.8%
Operating income	1,091.6	19.4%	1,038.5	19.3%
Net income from continuing operations	783.5	13.9%	766.0	14.2%
Less: Net income from continuing operations attributable to noncontrolling interest	(5.7)	(0.1)%	(6.2)	(0.1)%
Net Income From Continuing Operations Attributable to Hubbell Incorporated	777.8	13.8%	759.8	14.1%
Income from discontinued operations, net of tax	—	—%	—	—%
Net income attributable to Hubbell Incorporated	777.8	13.8%	759.8	14.1%
Less: Earnings allocated to participating securities	(1.5)		(1.8)	
Net income available to common shareholders	$ 776.3		$ 758.0	
Average number of diluted shares outstanding	54.0		54.0	
DILUTED EARNINGS PER SHARE - CONTINUING OPERATIONS	**$ 14.37**		**$ 14.05**	
DILUTED EARNINGS PER SHARE - DISCONTINUED OPERATIONS	**$ —**		**$ —**	

Adjusted Operating Measures

In the following discussion of results of operations, we refer to "adjusted" operating measures. We believe those adjusted measures, which exclude the impact of certain costs, gains and losses, may provide investors with useful information regarding our underlying performance from period to period and allow investors to understand our results of operations without regard to items that, in management's judgment, significantly affect the comparability of operating results, or we do not consider a component of our core operating performance.

Significant items impacting comparability:

Transaction, integration and separation costs

The effect that acquisitions and divestitures may have on our results can fluctuate significantly based on the timing, size and number of transactions, and therefore result in significant volatility in the costs to complete transactions and to integrate or separate the businesses.

The size of acquisition and divestiture actions taken by the Company in the fourth quarter of 2023 has resulted in a significant increase in these costs. As a result, we believe excluding costs relating to these fourth quarter transactions provides useful and more comparable information to investors to better assess our operating performance.

Transaction costs are primarily professional services and other fees incurred to complete the transactions. Integration and separation costs are the internal and external incremental costs directly relating to these activities for the acquired or divested business.

Gains or losses on disposition of a business

Our adjusted operating measures exclude these gains or losses because we believe excluding them enhances management's and investors' ability to analyze underlying business performance and facilitates comparisons of our financial results over multiple periods. In the first quarter of 2024 the Company recognized a $5.3 million pre-tax loss on the disposition of the residential lighting business and also recognized $6.8 million of income tax expense on the sale of the residential lighting business, primarily driven by differences between book and tax basis in goodwill. That loss and the related income tax expense are excluded from our adjusted operating measures.

Amortization of intangible assets

Adjusted operating measures also exclude non-cash amortization of all intangible assets associated with our business acquisitions, including inventory step-up amortization associated with those acquisitions. The intangible assets associated with our business acquisitions arise from the allocation of the purchase price using the acquisition method of accounting in accordance with Accounting Standards Codification 805, "Business Combinations." These assets consist primarily of customer relationships, developed technology, trademarks and tradenames, and patents, as reported in Note 7 – Goodwill and Other Intangible Assets, under the heading "Total Definite-Lived Intangibles" within the Notes to Consolidated Financial Statements.

The Company believes that the exclusion of these non-cash expenses (i) enhances management's and investors' ability to analyze underlying business performance, (ii) facilitates comparisons of our financial results over multiple periods, and (iii) provides more relevant comparisons of our results with the results of other companies as the amortization expense associated with these assets may fluctuate significantly from period to period based on the timing, size, nature, and number of acquisitions. Although we exclude amortization of these acquired intangible assets and inventory step-up from our non-GAAP results, we believe that it is important for investors to understand that revenue generated, in part, from such intangibles is included within revenue in determining adjusted net income attributable to Hubbell Incorporated.

Adjusted results also exclude the income tax effects of the above adjustments which are calculated using the statutory tax rate, taking into consideration the nature of the item and the relevant taxing jurisdiction, unless otherwise noted.

The Company excludes these non-core items because we believe it enhances management's and investors' ability to analyze underlying business performance and facilitates comparisons of our financial results over multiple periods. Refer to the reconciliation of non-GAAP measures presented below, Note 4 – Business Acquisitions and Dispositions, for additional information.

Organic Net sales (or organic net sales growth), a non-GAAP measure, represents Net sales according to U.S. GAAP, less Net sales from acquisitions and divestitures during the first twelve months of ownership or divestiture, respectively, less the effect of fluctuations in Net sales from foreign currency exchange. The period-over-period effect of fluctuations in Net sales from foreign currency exchange is calculated as the difference between local currency Net sales of the prior period translated at the current period exchange rate as compared to the same local currency Net sales translated at the prior period exchange rate. We believe this measure

provides management and investors with a more complete understanding of the underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and foreign currency as these activities can obscure underlying trends. When comparing Net sales growth between periods excluding the effects of acquisitions, business dispositions and currency exchange rates, those effects are different when comparing results for different periods. For example, because Net sales from acquisitions are considered inorganic from the date we complete an acquisition through the end of the first year following the acquisition, Net sales from such acquisitions are reflected as organic Net sales thereafter.

There are limitations to the use of non-GAAP measures. Non-GAAP measures do not present complete financial results. We compensate for this limitation by providing a reconciliation between our non-GAAP financial measures and the respective most directly comparable financial measure calculated and presented in accordance with GAAP. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. These financial measures should not be considered in isolation from, as substitutes for, or alternative measures of, reported GAAP financial results, and should be viewed in conjunction with the most comparable GAAP financial measures and the provided reconciliations thereto. We believe, however, that these non-GAAP financial measures, when viewed together with our GAAP results and related reconciliations, provide a more complete understanding of our business. We strongly encourage investors to review our consolidated financial statements and publicly filed reports in their entirety and not rely on any single financial measure.

The following table reconciles Adjusted operating income, a non-GAAP measure, to Operating income, the directly comparable GAAP financial measure (in millions):

	For the Year Ended December 31,			
	2024	% of Net sales	2023	% of Net sales
Operating income (GAAP measure)	$ 1,091.6	19.4%	$ 1,038.5	19.3%
Amortization of acquisition-related intangible assets	127.3	2.3%	76.8	1.4%
Transaction, integration & separation costs	13.8	0.2%	13.5	0.3%
ADJUSTED OPERATING INCOME (NON-GAAP MEASURE)	**$ 1,232.7**	**21.9%**	**$ 1,128.8**	**21.0%**

The following table reconciles Adjusted net income from continuing operations attributable to Hubbell Incorporated, Adjusted net income from continuing operations available to common shareholders, and the diluted per share amounts thereof, each a non-GAAP measure, to the directly comparable GAAP financial measures (in millions, except per share data).

	For the Year Ended December 31,			
	2024	Diluted Per Share	2023	Diluted Per Share
Net income from continuing operations attributable to Hubbell Incorporated (GAAP measure)	$ 777.8	$ 14.37	$ 759.8	$ 14.05
Amortization of acquisition-related intangible assets	127.3	2.37	76.8	1.42
Transaction, integration & separation costs	13.8	0.26	13.5	0.25
Loss on disposition of business	5.3	0.10	—	—
Subtotal	$ 924.2	$ 17.10	$ 850.1	$ 15.72
Income tax effects[1]	27.4	0.50	20.7	0.36
Adjusted net income from continuing operations attributable to Hubbell Incorporated (non-GAAP measure)	$ 896.8	$ 16.60	$ 829.4	$ 15.36
Less: Earnings allocated to participating securities	(1.7)	(0.03)	(1.9)	(0.03)
Adjusted net income from continuing operations available to common shareholders (non-GAAP measure)	$ 895.1	$ 16.57	$ 827.5	$ 15.33
Average number of diluted shares outstanding	54.0		54.0	
ADJUSTED DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS	**$ 16.57**		**$ 15.33**	

(1) The income tax effects are calculated using the statutory tax rate, taking into consideration the nature of the item and the relevant taxing jurisdiction, unless otherwise noted.

The following table reconciles our Organic Net sales growth to the directly comparable GAAP financial measure (in millions and percentage change):

	For the Year Ended December 31,			
	2024	Inc/(Dec) %	2023	Inc/(Dec) %
Net sales growth (GAAP measure)	$ 255.6	4.7	$ 425.0	8.6
Impact of acquisitions	421.0	7.8	96.6	1.9
Impact of divestitures	(163.0)	(3.0)	—	—
Foreign currency exchange	(4.4)	(0.1)	3.1	0.1
ORGANIC NET SALES GROWTH (NON-GAAP MEASURE)	**$ 2.0**	**—**	**$ 325.3**	**6.6**

2024 Compared to 2023

Net Sales

Net sales of $5,628.5 million in 2024 increased by $255.6 million, or 4.7%, compared to 2023. Organic net sales were flat driven by a low single digit percentage increase in price realization, partially offset by a low single digit percentage decrease in unit volume. Acquisitions net of divestitures contributed 4.8% to net sales growth. These changes are discussed in more detail in the Segment Results section below.

Cost of Goods Sold and Gross Profit

As a percentage of net sales, cost of goods sold increased by 130 basis points to 66.2% and gross profit margin declined to 33.8% in 2024. The decline in gross profit margin includes approximately four percentage points of margin contraction due to higher intangible amortization expense, material and other cost inflation and lower volume, which was partially offset by approximately three percentage points of margin expansion driven by favorable price realization, productivity and cost management.

Selling & Administrative Expenses

S&A expense in 2024 was $812.5 million and decreased by $37.1 million compared to the prior year. This decrease was driven by lower employee incentive costs and lower professional services in the current year, transaction costs in 2023 that did not repeat in 2024, partially offset by the addition of S&A expense including intangible amortization expense related to our 2023 acquisitions. S&A expense as a percentage of Net sales decreased by 140 basis points to 14.4% in 2024.

Form 10-K I **HUBBELL INCORPORATED**   21

Total Other Expense

Total other expense increased by $31.1 million in 2024 to $86.3 million compared to the prior year, primarily due to a $37.1 million increase in net interest expense and a $5.3 million loss recognized on the disposition of the residential lighting business in 2024, partially offset by $7.2 million in 2024 of TSA income related to the disposal of the residential lighting business and lower non service pension cost. The increase in interest expense was primarily attributable to debt incurred in connection with the acquisition of Systems Control.

Income Taxes

The effective tax rate was 22.1% in both 2024 and 2023 as the income tax expense related to the sale of the residential lighting business in the first quarter of 2024, was largely offset by the tax benefit of an international restructuring completed in the third quarter of the year.

Net Income Attributable to Hubbell Incorporated and Earnings Per Diluted Share

Net income attributable to Hubbell Incorporated was $777.8 million in 2024 and increased 2.4% as compared to 2023. As a result, earnings per diluted share in 2024 increased 2.3% compared to 2023. Adjusted net income attributable to Hubbell Incorporated, which excluded amortization of acquisition-related intangibles and transaction, integration & separation costs in both periods, and a loss on disposition of a business in 2024 was $896.8 million in 2024 and increased 8.1% as compared to 2023.

Segment Results

Utility Solutions

The following table reconciles our Utility Solutions segment adjusted operating income and adjusted operating margin to the directly comparable GAAP financial measure (in millions and percentage change):

	For the Year Ended December 31,	
(in millions)	2024	2023
Net sales	$ 3,600.7	$ 3,261.7
Operating income (GAAP measure)	$ 729.8	$ 706.6
Amortization of acquisition-related intangible assets	111.2	58.3
Transaction, integration & separation costs	6.5	13.2
Adjusted operating income	$ 847.5	$ 778.1
Operating margin (GAAP measure)	20.3%	21.7%
Adjusted operating margin	23.5%	23.9%

The following table reconciles our Utility Solutions segment Organic Net sales growth to the directly comparable GAAP financial measure (in millions and percentage change):

	For the Year Ended December 31,			
Utility Solutions	2024	Inc/ (Dec) %	2023	Inc/ (Dec) %
Net sales growth (GAAP measure)	$ 339.0	10.4	$ 390.6	13.6
Impact of acquisitions	421.0	12.9	52.7	1.8
Impact of divestitures	—	—	—	—
Foreign currency exchange	(3.7)	(0.1)	1.6	0.1
ORGANIC NET SALES (DECLINE) GROWTH (NON-GAAP MEASURE)	**$ (78.3)**	**(2.4)**	**$ 336.3**	**11.7**

Net sales in the Utility Solutions segment in 2024 were approximately $3.6 billion, an increase of 10.4% as compared to 2023. This increase was driven by a 12.9% increase in net sales from acquisitions, partially offset by a 2.4% decrease in organic net sales driven by a mid single digit percentage decrease in unit volumes partially offset by a low single digit increase in price realization. The decrease in unit volume resulted largely from volume declines in enclosures products primarily driven by weakness in the telcom market, as well as customer inventory management in distribution markets. These factors were partially offset by strong growth in transmission and substation markets and in grid automation projects.

Operating income in the Utility Solutions segment in 2024 was $729.8 million an increase of 3.3% compared to 2023. Operating margin declined by 140 basis points to 20.3% in 2024. Excluding amortization of acquisition-related intangibles and transaction, integration & separation costs, the adjusted operating margin declined by 40 basis points to 23.5% as compared to the prior year. The decrease in operating margin and adjusted operating margin includes approximately three percentage points of margin expansion from favorable price realization, improved productivity and cost management, but that expansion was more than offset by approximately three percentage points of margin contraction due to material and other cost inflation and lower unit volume. The impact of lower unit volume includes approximately 130 basis points from enclosures products, driven primarily by weakness in the telcom market.

Electrical Solutions

The following table reconciles our Electrical Solutions segment adjusted operating income and adjusted operating margin to the directly comparable GAAP measure (in million and percentage change):

(in millions)	For the Year Ended December 31,	
	2024	2023
Net sales	$ 2,027.8	$ 2,111.2
Operating income (GAAP measure)	$ 361.8	$ 331.9
Amortization of acquisition-related intangible assets	16.1	18.5
Transaction, integration & separation costs	7.3	0.3
Adjusted operating income	$ 385.2	$ 350.7
Operating margin (GAAP measure)	17.8%	15.7%
Adjusted operating margin	19.0%	16.6%

The following table reconciles our Electrical Solutions segment Organic Net sales growth to the directly comparable GAAP financial measure (in millions and percentage change):

Electrical Solutions	For the Year Ended December 31,			
	2024	Inc/ (Dec) %	2023	Inc/ (Dec) %
Net sales (decline) growth (GAAP measure)	$ (83.4)	(3.9)	$ 34.4	1.7
Impact of acquisitions	—	—	43.9	2.1
Impact of divestitures	(163.0)	(7.7)	—	—
Foreign currency exchange	(0.7)	—	1.5	0.1
ORGANIC NET SALES GROWTH (DECLINE) (NON-GAAP MEASURE)	$ 80.3	3.8	$ (11.0)	(0.5)

Net sales of the Electrical Solutions segment in 2024 were approximately $2.0 billion, a decrease of $83.4 million, or 3.9% as compared to 2023. The decrease includes 3.8% growth in organic net sales, that was more than offset by a 7.7% decline in net sales resulting from the disposition of the residential lighting business during the first quarter of 2024. The increase in organic net sales was driven by a low single digit percentage increase in unit volumes and a low single digit percentage increase in price realization. Volume growth was driven primarily by strength in renewables markets and datacenter balance-of-system products, while industrial markets were solid and non residential markets were soft.

Operating income of the Electrical Solutions segment in 2024 was $361.8 million and increased approximately 9.0% compared to 2023, while operating margin in 2024 increased by 210 basis points to 17.8%. Excluding amortization of acquisition-related intangibles and transaction, integration & separation costs, the adjusted operating margin increased by 240 basis points to 19.0% in 2024. The increase in the operating margin and adjusted operating margin in 2024 was primarily due to approximately five percentage points of margin expansion from favorable price realization, improved productivity and higher volume. The disposition of the residential lighting business also contributed to the expansion. Those factors were partially offset by approximately three percentage points of margin contraction driven by higher material and other cost inflation.

Financial Condition, Liquidity and Capital Resources

Cash Flow

(in millions)	For the Year Ended December 31,	
	2024	**2023**
Net cash provided by (used in):		
Operating activities from continuing operations	$ 991.2	$ 880.8
Investing activities from continuing operations	(59.1)	(1,380.2)
Financing activities from continuing operations	(923.4)	388.5
Effect of foreign currency exchange rate changes on cash and cash equivalents	(16.4)	6.9
NET CHANGE IN CASH AND CASH EQUIVALENTS	$ (7.7)	$ (104.0)

The following table reconciles our cash flows from operating activities to free cash flows for 2024 and 2023:

(in millions)	For the Year Ended December 31,	
	2024	**2023**
Net cash provided by operating activities - Continuing Operations (GAAP measure)	$ 991.2	$ 880.8
Less: Capital expenditures - Continuing Operations	(180.4)	(165.7)
Free cash flow - Continuing Operations	$ 810.8	$ 715.1
Free cash flow as a percent of net income - continuing operations attributable to Hubbell	104.2%	94.1%

Free cash flow is a non-GAAP measure that we define as cash flow from operations less capital expenditures. Management believes that free cash flow provides useful information regarding Hubbell's ability to generate cash without reliance on external financing. In addition, management uses free cash flow to evaluate the resources available for investments in the business, strategic acquisitions and further strengthening the balance sheet.

2024 Compared to 2023

Cash provided by operating activities from continuing operations was $991.2 million in 2024 compared to $880.8 million in 2023. The increase was primarily due to higher net income, after adjusting for the effect of non-cash items, primarily depreciation and amortization expense, along with lower cash used for working capital in 2024.

Cash used in investing activities was $59.1 million in 2024 compared to cash used of $1,380.2 million in 2023. That change was driven by $122.9 million of cash proceeds in 2024 from the disposition of our residential lighting business as compared to cash used for acquisitions of $1,211.7 million in 2023.

Cash used in financing activities was $923.4 million in 2024 as compared to $388.5 million of cash provided by financing activities in 2023. The change in cash flows reflects $600 million of cash provided in December 2023 from the Term Loan issued to partially fund the acquisition of Systems Control, as compared to cash used in 2024 to extinguish that loan, along with an increase in dividends paid and higher share repurchases in 2024 compared to 2023.

The unfavorable impact of foreign currency exchange rates on cash was $16.4 million in 2024 as compared to a favorable effect of $6.9 million in 2023. The unfavorable impact in 2024 was primarily related to weakness in the Brazilian Real, Canadian Dollar and Mexican Peso compared to the U.S. Dollar.

Investments in the Business

Investments in our business include cash outlays for the acquisitions of businesses as well as expenditures to maintain the operation of our equipment and facilities and invest in restructuring activities.

For more information related to acquisitions completed in 2023, refer to Note 4 - Business Acquisition in the Notes to Consolidated Financial Statements, which is incorporated herein by reference.

During 2024, we invested $180.4 million in capital expenditures, an increase of $14.7 million as compared to 2023, as we continue to invest in footprint optimization, automation and productivity initiatives.

We continue to invest in restructuring and related programs to maintain a competitive cost structure, to drive operational efficiencies and to mitigate the impact of rising material costs and administrative cost inflation. We expect our investment in restructuring and related activities to continue in 2024 as we continue to invest in previously initiated actions and initiate further footprint consolidation and other cost reduction initiatives.

In connection with our restructuring and related actions, we have incurred restructuring costs as defined by U.S. GAAP, which are primarily severance and employee benefits, asset impairments, and accelerated depreciation, as well as facility closure, contract termination and certain pension costs that are directly related to restructuring actions. We also incurred restructuring-related costs, which are costs associated with our business transformation initiatives, including the consolidation of back-office functions and streamlining of our processes, and certain other costs and gains associated with restructuring actions. We refer to these costs on a combined basis as "restructuring and related costs", which is a non-GAAP measure. We believe this non-GAAP measure provides investors with useful information regarding our underlying performance from period to period. Restructuring costs are predominantly settled in cash from our operating activities and are generally settled within one year, with the exception of asset impairments, which are non-cash.

The table below presents the restructuring and related costs incurred in 2024, additional expected costs, and the expected completion date of restructuring actions that had been initiated as of December 31, 2024 and in prior years (in millions):

	Costs Incurred in 2024	Additional Expected Costs	Expected Completion Date
2024 Restructuring Actions	$ 10.9	$ 1.6	2025
2023 and Prior Restructuring Actions	1.9	1.4	2025
Restructuring cost (GAAP measure)	**$ 12.8**	**$ 3.0**	
Restructuring-related costs	6.7	3.2	
Restructuring and related costs (Non-GAAP measure)	**$ 19.5**	**$ 6.2**	

Stock Repurchase Program

On October 21, 2022 the Board of Directors approved a share repurchase program that authorized the repurchase of up to $300 million of common stock, which expires in October 2025. At December 31, 2024 our remaining share repurchase authorization under this program was $260.0 million. On February 12, 2025 the Board of Directors approved a new stock repurchase program that authorized the repurchase of up to $500.0 million of common stock and expires in February 2028. This new program is in addition to the remaining share repurchase authorization of $260.0 million under the October 21, 2022 program. Subject to numerous factors, including market conditions and alternative uses of cash, we may conduct discretionary repurchases through open market or privately negotiated transactions, which may include repurchases under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended.

Debt to Capital

At December 31, 2024 and 2023, the Company had $1,442.7 million and $2,023.2 million, respectively, of long-term debt outstanding, net of unamortized discount and the unamortized balance of capitalized debt issuance costs. At December 31, 2023, the Company had $15.0 million of maturities due within the next 12 months related to the Term Loan Agreement which were classified within short term debt in the Consolidated Balance Sheet.

Term Loan Agreement

In connection with the December 2023 acquisition of Systems Control, the Company entered into a Term Loan Agreement (the "Term Loan Agreement") with a syndicate of lenders under which the Company borrowed $600 million on an unsecured basis. Borrowings under the Term Loan Agreement bore interest generally at either the adjusted term SOFR rate plus an applicable margin (determined by a ratings based grid) or the alternative base rate. The outstanding principal amount under the Term Loan Agreement was due and payable in full at maturity in December 2026. During the fourth quarter of 2024, the Company repaid the remainder of the Term Loan and no balance was outstanding at December 31, 2024.

Borrowings under Revolving Credit Facility

The Company, as borrower, and its subsidiaries Hubbell Power Holdings S.à r.l. and Harvey Hubbell Holdings S.à r.l., each as a subsidiary borrower (collectively, the "Subsidiary Borrowers") are parties to a five-year credit agreement with a syndicate of lenders and JPMorgan Chase Bank, N.A., as administrative agent, that provides a $750 million committed revolving credit facility (the "2021 Credit Facility"), which matures on March 12, 2026. Commitments under the 2021 Credit Facility may be increased to an aggregate amount not to exceed $1.25 billion. The 2021 Credit Facility includes a $50 million sub-limit for the issuance of letters of credit. The sum of the dollar amount of loans and letters of credit to the Subsidiary Borrowers under the 2021 Credit Facility may not exceed $75 million. There were no borrowings outstanding under the 2021 Credit Facility at December 31, 2024 or December 31, 2023.

The interest rate applicable to borrowings under the 2021 Credit Facility is either (i) the alternate base rate (as defined in the 2021 Credit Facility) or (ii) the adjusted SOFR rate plus an applicable margin (determined by a ratings based grid).

The 2021 Credit Facility contains a sole financial covenant requiring that, as of the last day of each fiscal quarter, the ratio of total indebtedness to total capitalization shall not be greater than 65%. The Company was in compliance with this covenant as of December 31, 2024.

Unsecured Senior Notes

At each of December 31, 2024 and 2023, the Company had outstanding unsecured, senior notes in principal amounts of $400 million due in 2026, $300 million due in 2027, $450 million due in 2028 and $300 million due in 2031 (the "Notes").

The carrying value of the Notes, net of unamortized discount and the unamortized balance of capitalized debt issuance costs, was $1,442.7 million and $1,440.3 million at December 31, 2024 and December 31, 2023, respectively.

The Notes are callable at any time at specified prices and are only subject to accelerated payment prior to maturity upon customary events of default, or upon a change in control triggering event as defined in the indenture governing the

Notes, as supplemented. The Company was in compliance with all covenants (none of which is financial) as of December 31, 2024.

Short-term Debt and Current Portion of Long-Term Debt

At December 31, 2024 and 2023, the Company had $125.4 million and $117.4 million, respectively, of short-term debt and current portion of long-term debt outstanding composed of:

- $123.0 million of commercial paper borrowings outstanding at December 31, 2024, and $100.0 million of commercial paper borrowings outstanding at December 31, 2023, were used to fund the Systems Control acquisition.

- At December 31, 2023 the Company had $15.0 million of long-term debt classified within current liabilities in the Consolidated Balance Sheets, reflecting maturities within the next 12 months related to borrowing under the Term Loan Agreement at December 31, 2023.

- The Company had $2.4 million of short-term debt outstanding at December 31, 2024 and December 31, 2023, respectively, which consisted of borrowings to support our international operations in China and amounts outstanding under our commercial card program.

Net debt, defined as total debt less cash and investments, is a non-GAAP measure that may not be comparable to definitions used by other companies. We consider net debt to be a useful measure of our financial leverage for evaluating the Company's ability to meet its funding needs.

The following table sets forth the reconciliation of net debt at December 31, 2024 and 2023:

(in millions)	December 31,	
	2024	**2023**
Total Debt (GAAP measure)	$ 1,568.1	$ 2,140.6
Total Hubbell Incorporated Shareholders' Equity	3,268.3	2,877.0
TOTAL CAPITAL (GAAP measure)	**$ 4,836.4**	**$ 5,017.6**
Total Debt to Total Capital (GAAP measure)	32%	43%
Cash and Investments	$ 429.9	$ 424.5
NET DEBT (non-GAAP measure)	**$ 1,138.2**	**$ 1,716.1**
Net Debt to Total Capital (non-GAAP measure)	24%	34%

Liquidity

We measure liquidity on the basis of our ability to meet short-term and long-term operational funding needs, to fund additional investments, including acquisitions, and to make dividend payments to shareholders. Significant factors affecting the management of liquidity are cash flows from operating activities, capital expenditures, cash

dividend payments, stock repurchases, access to bank lines of credit and our ability to attract long-term capital with satisfactory terms.

In 2024, we returned capital to our shareholders through dividends and share repurchases. These activities were funded primarily with cash flows from operations.

- In 2024, cash used for share repurchases was $40.0 million.
- Dividends paid on our Common Stock in 2024 were $267.3 million.

We also require cash outlays to fund our operations, capital expenditures, and working capital requirements to accommodate anticipated levels of business activity, as well as our rate of cash dividends and potential future acquisitions. We have contractual obligations for long-term debt, operating leases, purchase obligations, and certain other long-term liabilities, including defined benefit retirement obligations and other benefits. Refer to Note 13 - Debt and Note 24 - Leases in the Notes to the Consolidated Financial Statements for further details on anticipated cash outflows. As a result of the Tax Cuts and Jobs Act ("TCJA"), we also have an obligation to fund, by annual installments through 2025, the Company's liability for the transition tax on the deemed repatriation of foreign earnings. Contractual purchase obligations are approximately $370 million in 2025. Contractual purchase obligations beyond 2025 are not significant.

Our purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. These obligations primarily consist of inventory purchases made in the normal course of business to meet operational requirements and commitments for equipment purchases. As of December 31, 2024, we have $48.2 million of uncertain tax positions reflected in our Consolidated Balance Sheet. We are unable to make a reasonable estimate regarding the timing of settlement of these uncertain tax positions and, as a result, they have been excluded from the disclosure. See Note 14 — Income Taxes in the Notes to Consolidated Financial Statements.

Our sources of funds and available resources to meet these funding needs are as follows:

- Cash flows from operating activities and existing cash resources: In addition to our cash flows from operating activities, we also had $329.1 million of cash and cash equivalents at December 31, 2024, of which approximately 14% was held inside the United States and the remainder held internationally.

- Our 2021 Credit Facility provides a $750.0 million committed revolving credit facility and commitments under the 2021 Credit Facility may be increased (subject to certain conditions) to an aggregate amount not to exceed $1.250 billion. Annual commitment fees to support availability under the 2021 Credit Facility are not material. Although not the principal source of liquidity, we believe our 2021 Credit Facility is capable of providing significant financing flexibility at reasonable rates of interest and is an attractive alternative source of funding in the event that commercial paper markets experience disruption. However, an increase in usage of the 2021 Credit Facility related to growth or a significant deterioration in the results of our operations or cash flows could cause our borrowing costs to increase and/or our ability to borrow could be restricted. We have not entered into any guarantees that could give rise to material unexpected cash requirements. The full $750.0 million of borrowing capacity under the 2021 Credit Facility was available to the Company at December 31, 2024.

- In addition to our commercial paper program and existing revolving credit facility, we also have the ability to obtain additional financing through the issuance of long-term debt. Considering our current credit rating, historical earnings performance, and financial position, we believe that we would be able to obtain additional long-term debt financing on attractive terms.

- The Company also maintains other lines of credit that are primarily used to support the issuance of letters of credit. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. At December 31, 2024 and 2023, total availability under these lines was $55.3 million and $55.9 million, respectively, of which $41.1 million and $23.4 million was utilized to support letters of credit and the remaining amount was unused. The annual commitment fees associated with these lines of credit are not material.

Pension Funding Status

We have a number of funded and unfunded non-contributory U.S. and foreign defined benefit pension plans. Benefits under these plans are generally provided based on either years of service and final average pay or a specified dollar amount per year of service. The funded status of our qualified, defined benefit pension plans is dependent upon many factors including future returns on invested pension assets, the level of market interest rates, employee earnings and employee demographics.

Changes in the value of the defined benefit plan assets and liabilities will affect the amount of pension expense ultimately recognized. Although differences between actuarial assumptions and actual results are no longer deferred for balance sheet purposes, deferral is still permitted for pension expense purposes. Unrecognized gains and losses in excess of an annual calculated minimum amount (the greater of 10% of the projected benefit obligation or 10% of the market value of assets) have been amortized and recognized in net periodic pension cost. Effective January 1, 2020, the amortization of unrecognized gains and losses of all of the Company's qualified defined benefit pension plans is recognized over the remaining life expectancy of participants, as all participants are considered inactive as a result of plan amendments. During 2024 and 2023, we recorded $9.9 million and $10.4 million, respectively, of pension expense related to the amortization of these unrecognized losses.

In 2024 and 2023, we contributed $1.3 million and $20.0 million, respectively, to our qualified foreign and domestic defined benefit pension plans. These contributions have improved the funded status of those plans. The Company has elected to make a voluntary contribution of $20.0 million to its qualified domestic defined benefit pension plan in 2025. The anticipated level of pension funding in 2025 is not expected to have a significant impact on our overall liquidity.

Assumptions

The following assumptions were used to determine projected pension and other benefit obligations at the measurement date and the net periodic benefit costs for the year:

	Pension Benefits		Other Benefits	
	2024	2023	2024	2023
Weighted-average assumptions used to determine benefit obligations at December 31,				
Discount rate	5.58%	5.16%	5.60%	5.20%
Rate of compensation increase	0.08%	0.08%	5.00%	5.00%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31,				
Discount rate	5.16%	5.46%	5.20%	5.50%
Expected return on plan assets	5.93%	5.68%	N/A	N/A
Rate of compensation increase	0.08%	0.08%	5.00%	3.93%

At the end of each year, we estimate the expected long-term rate of return on pension plan assets based on the strategic asset allocation for our plans. In making this determination, we utilize expected rates of return for each asset class based upon current market conditions and expected risk premiums for each asset class. A one percentage point change in the expected long-term rate of return on pension fund assets would have an impact of approximately $4.3 million on 2025 pretax pension expense. The expected long-term rate of return is applied to the fair market value of pension fund assets to produce the expected return on fund assets that is included in pension expense.

The difference between this expected return and the actual return on plan assets was recognized at December 31, 2024 for balance sheet purposes, but continues to be deferred for expense purposes. The net deferral of past asset gains (losses) ultimately affects future pension expense through the amortization of gains (losses) with an offsetting adjustment to Hubbell shareholders' equity through Accumulated other comprehensive loss.

At the end of each year, we determine the discount rate to be used to calculate the present value of our pension plan liabilities. For our U.S. and Canadian pension plans, this discount rate is determined by matching the expected cash flows associated with our benefit obligations to the expected cash flows of a hypothetical portfolio of high quality, fixed income debt instruments with maturities that closely match the expected funding period of our pension liabilities. As of December 31, 2024, we used a discount rate of 5.60% for our U.S. pension plans compared to a discount rate of 5.20% used in 2023. For our Canadian pension plan, we used a discount rate of 4.58% in 2024, compared to a 4.61% discount rate used in 2023.

For our UK pension plan the discount rate was derived using a full yield curve and uses plan specific cash flows. The derived discount rate is the single discount rate equivalent to discounting these liability cash flows at the term-dependent spot rates of AA corporate bonds. This methodology resulted in a December 31, 2024 discount rate for the UK pension plan of 5.60% as compared to a discount rate of 4.80% used in 2023.

A decrease of one percentage point in the discount rate would increase our 2025 pretax pension expense by approximately $0.3 million. A discount rate increase of one percentage point would decrease our 2025 pretax pension expense by $0.4 million.

In 2024, and 2023 we used the Pri-2012 mortality table and the MP-2021 projection scale from 2012 to calculate the present value of our pension plan liabilities. In 2024, the Pri-2012 mortality table was adjusted to reflect plan specific geospatial characteristics as appropriate. The plan specific adjusted Pri-2012 mortality table with generational projection from 2012 using Scale MP-2021 was chosen as the best estimate based on the observed and anticipated experience of the plans after considering alternative tables.

Other Post-Employment Benefits ("OPEB")

The Company also has a number of health care and life insurance benefit plans covering eligible employees who reached retirement age while working for the Company. These benefits have been discontinued for substantially all future retirees. These plans are not funded and, therefore, no assumed rate of return on assets is required. We use a similar methodology to derive the discount rate for our post employment benefit plan obligations that we use for our pension plans. As of December 31, 2024, the Company used a discount rate of 5.60% to determine the projected benefit obligation compared to a discount rate of 5.20% used in 2023.

In accordance with the accounting guidance for retirement benefits, we recorded to Accumulated other comprehensive loss, within Hubbell shareholders' equity, a benefit, net of tax, of $6.1 million in 2024 and $4.7 million in 2023, respectively, related to the annual remeasurement of the OPEB plans and the amortization of prior service credits and net actuarial gains.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements are defined as any transaction, agreement or other contractual arrangement to which an entity that is not included in our consolidated results is a party, under which we, whether or not a party to the arrangement, have, or in the future may have: (1) an obligation under a direct or indirect guarantee or similar arrangement, (2) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets, (3) an obligation or liability, including a contingent obligation or liability, under a contract that would be accounted for as a derivative instrument, except that it is excluded from the scope of FASB ASC Topic 815, or (4) an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, the Company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the Company.

We do not have any off-balance sheet arrangements as defined above which have or are likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, capital resources or cash flows.

Critical Accounting Estimates

Note 1 — Significant Accounting Policies in the Notes to Consolidated Financial Statements describes the significant accounting policies used in the preparation of our financial statements.

Use of Estimates

We are required to make assumptions and estimates and apply judgments in the preparation of our financial statements that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors deemed relevant by management, such as projections of future performance. We continually review these estimates and their underlying assumptions to ensure they are appropriate for the circumstances. Changes in estimates and assumptions used by us could have a material impact on our financial results, and actual results could differ significantly from those estimates. We believe that the following estimates are among the most critical in fully understanding and evaluating our reported financial results. These items utilize assumptions and estimates about the effect of future events that are inherently uncertain and are based on our judgment.

Revenue Recognition

The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied, which generally occurs, for products, upon the transfer of control in accordance with the contractual terms and conditions of the sale. The majority of the Company's revenue associated with products is recognized at a point in time when the product is shipped to the customer, with a relatively small amount of transactions in the Utility Solutions segment recognized upon delivery of the product at the contractually specified destination.

The Company also has performance obligations, primarily within the Utility Solutions segment, that are recognized over-time due to the customized nature of the product and the Company's enforceable right to receive payment for work performed to date in the event of a cancellation. The Company uses an input measure to determine the extent of progress towards completion of the performance obligation, which the Company believes best depicts the transfer of control to the customer. Under this method, revenue recognition is based upon the ratio of costs incurred to date compared with estimated total costs to complete.

Revenue from service contracts and post-shipment performance obligations is approximately one percent of total annual consolidated net revenue and those service contracts and post-shipment obligations are primarily within the Utility Solutions segment. Revenue from service contracts and post-shipment performance obligations is recognized when or as those obligations are satisfied. The Company primarily offers assurance-type standard warranties that do not represent separate performance obligations and on occasion will separately offer and price extended warranties that are separate performance obligations for which the associated revenue is recognized over-time based on the extended warranty period. The Company records amounts billed to customers for reimbursement of shipping and handling costs within revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of goods sold. Sales taxes and other usage-based taxes are excluded from revenue.

Certain businesses require a portion of the transaction price to be paid in advance of transfer of control. Advance payments are not considered a significant financing component as they are received less than one year before the related performance obligations are satisfied. In addition, in the Utility Solutions segment, certain businesses offer annual maintenance service contracts that require payment at the beginning of the contract period. These payments are treated as a contract liability and are classified in Other accrued liabilities in the Consolidated Balance Sheet. Once control transfers to the customer and the Company meets the revenue recognition criteria, the deferred revenue is recognized in the Consolidated Statement of Income. The deferred revenue relating to the annual maintenance service contracts is recognized in the Consolidated Statement of Income on a straight line basis over the expected term of the contract.

The Company has certain arrangements that require us to estimate at the time of sale the amounts of variable consideration that should not be recorded as revenue as certain amounts are not expected to be collected from customers, as well as an estimate of the value of the product to be returned. The Company principally relies on historical experience, specific customer agreements and anticipated future trends to estimate these amounts at the time of shipment and to reduce the transaction price. These arrangements include sales discounts and allowances based on sales volumes, specific programs and special pricing allowances, and returned goods, as are customary in the electrical products industry. Customer returns have historically been approximately one percent of gross sales.

Inventory Valuation

Inventories are stated at the lower of cost or market value. Approximately 45% of total net inventory value is determined utilizing the last-in, first-out (LIFO) method of inventory accounting. The cost of foreign inventories and certain domestic inventories is determined utilizing average cost or first-in, first-out (FIFO) methods of inventory accounting. We routinely evaluate the carrying value of our inventories to ensure they are carried at the lower of LIFO, FIFO or average cost or market value. Such evaluation is based on our judgment and use of estimates, including sales forecasts, gross margins for particular product groupings, planned dispositions of product lines, technological events and overall industry trends. In addition, the evaluation is based on changes in inventory management practices which may influence the timing of exiting products and method of disposing of excess inventory.

Excess inventory is generally identified by comparing future expected inventory usage to actual on-hand quantities. Inventory values are reduced for on-hand inventory in excess of pre-defined usage forecasts. Forecast usage is primarily determined by projecting historical (actual) sales and inventory usage levels forward to future periods. Changes in these estimates may necessitate future adjustments to inventory values.

Employee Benefits Costs and Funding

We sponsor domestic and foreign defined benefit pension, defined contribution and other postretirement plans. Significant assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on the pension fund assets, rate of increase in employee compensation levels and health care cost increase projections. These assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans' measurement dates. Further discussion of the assumptions used in 2024 and 2023 are included above under "Pension Funding Status" and in Note 12 — Retirement Benefits in the Notes to Consolidated Financial Statements.

Taxes

We account for income taxes in accordance with the applicable accounting guidance which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. Additionally, deferred tax assets are required to be reduced by a valuation allowance if it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. The factors used to assess the likelihood of realization of deferred tax assets are the forecast of future taxable income, available tax planning strategies that could be implemented to realize the net deferred tax assets, and future reversals of deferred tax liabilities. Failure to achieve forecasted taxable income can affect the ultimate realization of net deferred tax assets.

We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. The Internal Revenue Service ("IRS") and other tax authorities routinely review our tax returns. These audits can involve complex issues, which may require an extended period of time to resolve.

The Company records uncertain tax positions when it has determined that it is more-likely-than-not that a tax position will not be sustained upon examination by taxing authorities based on the technical merits of the position. The Company uses the criteria established in the accounting guidance to determine whether an item meets the definition of more-likely-than-not. The Company's policy is to recognize these uncertain tax positions when the more-likely-than-not threshold is met, when the statute of limitations has expired or upon settlement. In management's opinion, adequate provision has been made for potential adjustments arising from any examinations. See Note 14 — Income Taxes in the Notes to Consolidated Financial Statements.

Valuation of Long-Lived Assets, Goodwill, and Indefinite-Lived Intangible Assets

Our long-lived assets include land, buildings, equipment, molds and dies, software, goodwill and other intangible assets. Long-lived assets, other than land, goodwill and indefinite-lived intangibles, are depreciated over their estimated useful lives. The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents purchase price in excess of fair values assigned to the underlying identifiable net assets of acquired businesses. Intangible assets primarily consist of patents, tradenames, developed technology and customer related intangibles.

Goodwill and indefinite-lived intangible assets are reviewed annually for impairment unless circumstances dictate the need for more frequent assessment. We perform our annual goodwill impairment testing as of April 1st of each year. The accounting guidance provides entities an option of performing a qualitative assessment (the "Step-zero" test) before performing a quantitative analysis. If the entity determines, on the basis of certain qualitative factors, that it is more-likely-than-not that the goodwill is not impaired, the entity would not need to proceed to the quantitative goodwill impairment testing process as prescribed in the guidance. If the Company does not elect to complete the qualitative assessment, the Company completes the quantitative assessment whereby the estimated fair value of each reporting unit is compared to its carrying value.

The Company completed its annual goodwill impairment test as of April 1, 2024. For each of the Company's reporting units, the Company elected to utilize the quantitative goodwill impairment testing process, as permitted in the accounting guidance, by comparing the estimated fair value of the reporting units to their carrying values. As of April 1, 2024, the impairment testing resulted in implied fair values for each reporting unit that significantly exceeded such reporting unit's carrying value, including goodwill. The Company did not have any reporting units with zero or negative carrying amounts.

The organizational changes described in Note 3 – Revenue resulted in a change in the Company's reporting units within the Electrical Solutions segment. As a result of the change in reporting units, the Company performed an interim goodwill impairment assessment during the third quarter of 2024, for the reporting units within the Electrical Solutions segment. Because the changes did not affect the Utility Solutions segment, no interim goodwill impairment assessment was required for that segment. For this interim assessment, the Company elected to utilize the quantitative goodwill impairment testing process, as permitted in the accounting guidance, by comparing the estimated fair value of the reporting units to their carrying values. The interim impairment testing resulted in implied fair values for each reporting unit that significantly exceeded such reporting unit's carrying value, including goodwill. The Company did not have any reporting units with zero or negative carrying amounts.

The goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions, including assumptions about secular economic and market conditions. The Company uses internal discounted cash flow models to estimate fair value. These cash flow estimates are derived from historical experience, third-party end market data, and future long-term business plans and include assumptions of future sales growth, gross margin, operating margin, terminal growth rate, and the application of an appropriate discount rate. Significant changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. We corroborate the values determined from our discounted cash flow models by reconciling the sum of the estimated fair values of each reporting unit to our market capitalization at the testing date, including consideration of a control premium. We have not recorded any goodwill impairments since the initial adoption of the accounting guidance in 2002.

The identification and measurement of impairment of indefinite-lived intangible assets involves either an assessment of qualitative factors to determine whether events or circumstances indicate that it is more-likely-than-not that an indefinite-lived intangible asset is impaired or a quantitative assessment whereby the estimated fair value of each indefinite-lived intangible asset is compared to its carrying value. If it is more-likely-than-not that the asset is impaired, the estimated fair value of the indefinite-lived intangibles will be determined using discounted cash flow estimates. If the carrying value of these assets exceeds the estimated fair value, the carrying value will be reduced to the estimated fair value. For the Company's annual impairment test as of April 1, 2024, the Company elected to utilize the quantitative impairment testing process as permitted in the accounting guidance. The estimated fair value was determined utilizing an income approach (relief from royalty method). Significant judgment is required to estimate the fair value of the indefinite-lived intangible assets including assumptions for future revenues, discount rates, royalty rates, and other assumptions, including assumptions about secular economic and market conditions. Significant changes in these estimates and assumptions could affect the determination of fair value and/or impairment for each indefinite-lived intangible asset. As of April 1, 2024, the impairment testing resulted in estimated fair values for each indefinite-lived intangible asset that significantly exceeded the carrying values and there were no indefinite-lived intangible assets at risk of failing the quantitative impairment test. We did not record any impairments related to indefinite-lived intangible assets in 2024, 2023, or 2022.

Forward-Looking Statements

Some of the information included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this Form 10-K, contain "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. These statements generally relate to our expectations and beliefs regarding our financial results, condition and outlook, projections of future performance, anticipated growth and end markets, changes in operating results, market conditions and economic conditions, expected capital resources, liquidity, financial performance, pension funding and results of operations, plans, strategies, opportunities, developments and productivity initiatives, competitive positioning, and trends in particular markets or industries. In addition, all statements regarding the expected financial impact of the integration of acquisitions, adoption of updated accounting standards and any expected effects of such adoption, and intent to continue repurchasing shares of common stock, as well as other statements that are not strictly historic in nature, are forward-looking. Forward-looking statements may be identified by the use of words, such as "believe", "expect", "anticipate", "intend", "depend", "should", "plan", "estimated", "predict", "could", "may", "subject to", "continues", "growing", "prospective", "forecast", "projected", "purport", "might", "if", "contemplate", "potential", "pending," "target", "goals", "scheduled", "will", "will likely be", and similar words and phrases. Such forward-looking statements are based on our current expectations and involve numerous assumptions, known and unknown risks, uncertainties and other factors, which may cause actual and future performance or the Company's achievements to be materially difference from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to:

- The general impact of inflation on our business, including the impact on raw materials costs, elevated interest rates and increased energy costs and our ability to implement and maintain pricing actions that we have taken to cover higher costs and protect our margin profile.
- Economic and business conditions in particular industries, markets or geographic regions, as well the potential for macro-economic effects of the U.S. government federal deficit, and continued inflation, a significant economic slowdown, stagflation or recession.
- Effects of unfavorable foreign currency exchange rates and the potential use of hedging instruments to hedge the exposure to fluctuating rates of foreign currency exchange on inventory purchases.
- Supply chain disruptions and availability, costs and quantity of raw materials, purchased components, energy and freight.
- Changes in demand for our products, market conditions, product quality, or product availability adversely affecting sales levels.
- Ability to effectively develop and introduce new products.
- Changes in markets or competition adversely affecting realization of price increases.
- Continued softness in the telecommunication markets and residential market of Electrical Solutions.

- Continued softness in the residential market.
- Failure to achieve projected levels of efficiencies, and maintain cost savings and cost reduction measures, including those expected as a result of our lean initiatives and strategic sourcing plans.
- Impacts of increased trade tariffs, import quotas or other trade restrictions or measures taken by the United States, United Kingdom and other countries, including the recent and potential changes in U.S. trade policies that may be made by the new presidential administration.
- Failure to comply with import and export laws.
- Changes relating to impairment of our goodwill and other intangible assets.
- Inability to access capital markets or failure to maintain our credit ratings.
- Changes in expected or future levels of operating cash flow, indebtedness and capital spending.
- Regulatory issues, changes in tax laws and policies, including changes in current U.S. income tax rates multijurisdictional implementation of the OECD's comprehensive base erosion and profit shifting plan, or changes in geographic profit mix affecting tax rates and availability of tax incentives.
- A major disruption in one or more of our manufacturing or distribution facilities or headquarters, including the impact of plant consolidations and relocations.
- Changes in our relationships with, or the financial condition or performance of, key distributors and other customers, agents or business partners which could adversely affect our results of operations.
- Impact of productivity improvements on lead times, quality and delivery of product.
- Anticipated future contributions and assumptions including increases in interest rates and changes in plan assets with respect to pensions and other retirement benefits, as well as pension withdrawal liabilities.
- Adjustments to product warranty accruals in response to claims incurred, historical experiences and known costs.
- Unexpected costs or charges, certain of which might be outside of our control.
- Changes in strategy due to economic conditions or other conditions outside of our control affecting anticipated future global product sourcing levels.
- Ability to carry out future acquisitions and strategic investments in our core businesses as well as the acquisition related costs.
- Ability to successfully manage and integrate an acquired business, such as the acquisitions of El Electronics LLC, Indústria Electromecânica Balestro Ltda., and the Systems Control business, as well as the failure to realize expected synergies and benefits anticipated when we make an acquisition due to potential adverse reactions or changes to business or employee relationships resulting from completion of the transaction, competitive responses to the transaction, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of an acquired business, diversion of management's attention from ongoing business operations and opportunities, and litigation relating to the transaction.

- The impact of certain divestitures, including the benefits and costs of the sale of the residential lighting business.

- The ability to effectively implement Enterprise Resource Planning systems without disrupting operational and financial processes.

- The ability of government customers to meet their financial obligations.

- Political unrest and military actions in foreign countries, including the conflicts in Ukraine and the Middle East and trade tensions with China, as well as the impact on world markets and energy supplies and prices resulting therefrom.

- The impact of potential natural disasters or additional public health emergencies on our financial condition and results of operations.

- Failure of information technology systems, cybersecurity breaches, cyber threats, malware, phishing attacks, break-ins and similar events resulting in unauthorized disclosure of confidential information or disruptions or damage to information technology systems that could cause interruptions to our operations or adversely affect our internal control over financial reporting.

- Incurring significant and/or unexpected costs to avoid manage, defend and litigate intellectual property matters.

- Future repurchases of common stock under our common stock repurchase program.

- Changes in accounting principles, interpretations, or estimates.

- Failure to comply with any laws and regulations, including those related to data privacy and information security, environmental and conflict-free minerals.

- The outcome of environmental, legal and tax contingencies or costs compared to amounts provided for such contingencies, including contingencies or costs with respect to pension withdrawal liabilities.

- Improper conduct by any of our employees, agents or business partners that damages our reputation or subjects us to civil or criminal liability.

- Our ability to hire, retain and develop qualified personnel.

- Adverse changes in foreign currency exchange rates and the potential use of hedging instruments to hedge the exposure to fluctuating rates of foreign currency exchange on inventory purchases.

- Other factors described in our Securities and Exchange Commission filings, including the "Business", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures about Market Risk" sections in this Annual Report on Form 10-K for the year ended December 31, 2024.

Any such forward-looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements. The Company disclaims any duty to update any forward-looking statement, all of which are expressly qualified by the foregoing, other than as required by law.

Item 7A Quantitative and Qualitative Disclosures about Market Risk

In the operation of our business, we have various exposures to areas of risk related to factors within and outside the control of management. Significant areas of risk and our strategies to manage the exposure are discussed below.

Foreign Currency Risk

We face transactional exchange rate risk from the purchase and sale of goods and services in currencies other than our functional currency or the functional currency of an applicable subsidiary. As such, our operating results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we sell our products, purchase goods or otherwise incur costs to operate foreign subsidiaries. As a percentage of the Company's total Net sales, the net sales of foreign operations, for which transactions are primarily in local currencies were 8% in 2024, 2023, and 2022 respectively, with the Canadian, UK, and Brazilian operations representing approximately 28%, 26%, and 20% respectively, of 2024 total international Net sales. To manage this exposure, we closely monitor the working capital requirements of our international units and we may enter into forward foreign exchange contracts to mitigate risk related to receipts from customers and payments to suppliers.

Additionally, we are subject to foreign exchange translation risk due to changes in the value of foreign currencies in relation to our reporting currency, the U.S. Dollar. The translation risk is primarily concentrated in the exchange rate between the U.S. Dollar and the Brazilian Real, British Pound and Canadian Dollar. As the U.S. Dollar strengthens against these currencies on which we transact business, revenue and income will generally be negatively impacted, and if the U.S. Dollar weakens, revenue and income will generally be positively impacted. Accordingly, we estimate a hypothetical 10% movement of the U.S. Dollar against the various foreign exchanges rate we translate from, in aggregate would impact operating profit by approximately $7.0 million.

Interest Rate Risk

Our financial results are subject to interest rate fluctuations to the extent there is a difference between the amount of our interest-earning assets and the amount of interest-bearing liabilities. The principal objectives of our investment management activities are to preserve capital while earning net investment income that is commensurate with acceptable levels of interest rate, default and liquidity risk taking into account our funding needs. As part of our investment management strategy, we may use derivative financial products such as interest rate hedges and interest rate swaps.

From time to time or when required, we issue commercial paper, which exposes us to changes in interest rates. Our cash position includes amounts denominated in foreign currencies. We manage our worldwide cash requirements by considering available funds held by our subsidiaries and the cost effectiveness with which these funds can be accessed.

As of December 31, 2024, the long-term debt outstanding related to the fixed-rate senior notes was $1,450.0 million. The senior notes are not exposed to interest rate risk as the bonds are at a fixed-rate until maturity.

As of December 31, 2024 the Company also had $125.4 million of short-term debt, primarily commercial paper that was floating rate debt. A 100 basis point rise or decline in interest rates would not be significant to our financial condition or results of operations.

The following table presents cost and weighted average interest rate information related to financial instruments that are sensitive to changes in interest rates, by maturity at December 31, 2024 (dollars in millions):

	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value 12/31/24
ASSETS								
Available-for-sale investments	$ 14.3	$ 12.7	$ 17.4	$ 12.5	$ 5.4	$ 7.8	$ 70.1	$ 69.6
Avg. interest rate	3.19%	4.26%	3.91%	4.99%	5.02%	4.03%		
LIABILITIES								
Long-term debt	$ —	$ 400.0	$ 300.0	$ 450.0	$ —	$ 300.0	$ 1,450.0	$ 1,367.3
Avg. interest rate	—%	3.35%	3.15%	3.50%	—%	2.30%		

We use derivative financial instruments only if they are matched with a specific asset, liability, or proposed future transaction. We do not speculate or use leverage when trading a financial derivative product.

Item 8 Financial Statements and Supplementary Data

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Reports of Management

Report on Management's Responsibility for Financial Statements

Our management is responsible for the preparation, integrity and fair presentation of our published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments made by management.

We believe it is critical to provide investors and other users of our financial statements with information that is relevant, objective, understandable and timely, so that they can make informed decisions. As a result, we have established and maintain systems and practices and internal control processes designed to provide reasonable, but not absolute, assurance that transactions are properly executed and recorded and that our policies and procedures are carried out appropriately. Management strives to recruit, train and retain high quality people to ensure that controls are designed, implemented and maintained in a high-quality, reliable manner.

Our independent registered public accounting firm audited our financial statements and the effectiveness of our internal control over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board (United States). Their report appears on the next page within this Annual Report on Form 10-K.

Our Board of Directors normally meets at least eight times per year to provide oversight, to review corporate strategies and operations, and to assess management's conduct of the business. The Board of Directors also schedules additional meetings on an as needed basis. The Audit Committee of our Board of Directors is composed of at least three individuals all of whom must be "independent" under current New York Stock Exchange listing standards and regulations adopted by the SEC under the federal securities laws. The Audit Committee meets regularly with our internal auditors and independent registered public accounting firm, as well as, management to review, among other matters, accounting, auditing, internal controls and financial reporting issues and practices. Both the internal auditors and independent registered public accounting firm have full, unlimited access to the Audit Committee.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate systems of internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024.

In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that our internal control over financial reporting was effective at a reasonable assurance level as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm as stated in their report which is included below within this Annual Report on Form 10-K.

/s/ GERBEN W. BAKKER

Gerben W. Bakker

*Chairman of the Board, President and
Chief Executive Officer*

/s/ WILLIAM R. SPERRY

William R. Sperry

*Executive Vice President,
Chief Financial Officer*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hubbell Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Hubbell Incorporated and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts and reserves for each of the three years in the period ended December 31, 2024 appearing under Item 15 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements,

whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment – Interim Quantitative Goodwill Impairment Assessment for a Certain Reporting Unit

As described in Notes 1 and 7 to the consolidated financial statements, the Company's consolidated goodwill balance was $2,500.8 million as of December 31, 2024, of which a portion relates to a certain reporting unit. Management performs the goodwill impairment testing as of April 1st of each year, unless circumstances dictate the need for more frequent assessments. In July 2024, the Company internally reorganized certain businesses within the Electrical Solutions segment which resulted in a change in the Company's reporting units within this segment. As a result of the change in reporting units, management performed an interim goodwill impairment assessment during the third quarter of 2024, for the reporting units within the Electrical Solutions segment. The Company elected to utilize the quantitative goodwill impairment testing process, as permitted in the accounting guidance, by comparing the estimated fair value of the reporting units to their carrying values. The impairment testing resulted in implied fair values for each reporting unit that exceeded such reporting unit's carrying value, including goodwill. Management uses internal discounted cash flow models to estimate fair value. Significant judgment is required by management to estimate the fair value of reporting units including estimating future cash flows, determining appropriate discount rates and other assumptions, including assumptions about secular economic and market conditions, future sales growth, gross margin, operating margin, terminal growth rate, and the application of an appropriate discount rate.

The principal considerations for our determination that performing procedures relating to the interim quantitative goodwill impairment assessment for a certain reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of a certain reporting unit and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to future sales growth, gross margin, and operating margin.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's interim quantitative goodwill impairment assessment, including controls over developing the fair value estimate of a certain reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimate of a certain reporting unit; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of the underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to future sales growth, gross margin, and operating margin. Evaluating management's assumptions related to future sales growth, gross margin, and operating margin involved evaluating whether the significant assumptions used by management were reasonable considering (i) the current and past performance of a certain reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
February 13, 2025

We have served as the Company's auditor since at least 1961. We have not been able to determine the specific year we began serving as auditor of the Company.

Consolidated Statement of Income

(in millions, except per share amounts)		Year Ended December 31,				
		2024		**2023**		**2022**
Net sales	$	**5,628.5**	$	**5,372.9**	$	**4,947.9**
Cost of goods sold		3,724.4		3,484.8		3,476.3
Gross profit		**1,904.1**		**1,888.1**		**1,471.6**
Selling & administrative expenses		812.5		849.6		762.5
Operating income		**1,091.6**		**1,038.5**		**709.1**
Loss on disposition of business (Note 4)		(5.3)		—		—
Pension charge (Note 12)		—		—		(7.0)
Interest expense, net		(73.8)		(36.7)		(49.6)
Other (expense) income, net		(7.2)		(18.5)		4.5
Total other expense		**(86.3)**		**(55.2)**		**(52.1)**
Income from continuing operations before income taxes		**1,005.3**		**983.3**		**657.0**
Provision for income taxes		221.8		217.3		140.2
Net income from continuing operations		**783.5**		**766.0**		**516.8**
Less: Net income from continuing operations attributable to noncontrolling interest		(5.7)		(6.2)		(5.5)
NET INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO HUBBELL INCORPORATED		**777.8**		**759.8**		**511.3**
Income from discontinued operations, net of tax (Note 2)		—		—		34.6
Net income attributable to Hubbell Incorporated	$	**777.8**	$	**759.8**	$	**545.9**
Earnings per share						
Basic earnings per share from continuing operations	$	14.46	$	14.14	$	9.49
Basic earnings per share from discontinued operations		—		—		0.64
Basic earnings per share	$	14.46	$	14.14	$	10.13
Diluted earnings per share from continuing operations	$	14.37	$	14.05	$	9.43
Diluted earnings per share from discontinued operations		—		—		0.64
Diluted earnings per share	$	14.37	$	14.05	$	10.07

See notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income

(in millions)		Year Ended December 31,				
		2024		**2023**		**2022**
Net income	$	783.5	$	766.0	$	551.4
Other comprehensive (loss) income:						
Currency translation adjustment:						
Foreign currency translation adjustments		(60.3)		22.9		(27.9)
Reclassification of currency translation gains included in net income		—		—		0.5
Defined benefit pension and post-retirement plans, net of taxes of $4.6, $(4.2) and $(4.8)		(15.0)		10.2		14.2
Unrealized gain (loss) on investments, net of taxes of $0.0, $(0.2) and $0.4		(0.1)		0.6		(1.4)
Unrealized gains (losses) on cash flow hedges, net of taxes of $(0.6), $0.4 and $(0.1)		1.3		(0.9)		0.2
Other comprehensive (loss) income		**(74.1)**		**32.8**		**(14.4)**
Comprehensive income		**709.4**		**798.8**		**537.0**
Less: Comprehensive income attributable to noncontrolling interest		5.7		6.2		5.5
COMPREHENSIVE INCOME ATTRIBUTABLE TO HUBBELL	$	**703.7**	$	**792.6**	$	**531.5**

See notes to consolidated financial statements.

Consolidated Balance Sheet

(in millions, except share and per share amounts)		At December 31,		
		2024		**2023**
ASSETS				
Current Assets				
Cash and cash equivalents	$	329.1	$	336.1
Short-term investments		15.9		12.6
Accounts receivable (net of allowances of $11.3 and $11.6)		756.0		785.4
Inventories, net		841.8		832.9
Other current assets		146.5		129.7
Assets held for sale - current		—		70.5
Total Current Assets		2,089.3		2,167.2
Property, Plant, and Equipment, net		**726.6**		**652.6**
Other Assets				
Investments		84.9		75.8
Goodwill		2,500.8		2,533.4
Other intangible assets, net		1,080.0		1,196.0
Other long-term assets		197.5		197.1
Assets held for sale - non-current		—		91.9
TOTAL ASSETS	$	**6,679.1**	$	**6,914.0**
LIABILITIES AND EQUITY				
Current Liabilities				
Short-term debt and current portion of long-term debt	$	125.4	$	117.4
Accounts payable		541.7		563.5
Accrued salaries, wages and employee benefits		145.7		173.6
Accrued insurance		89.0		79.1
Other accrued liabilities		372.4		365.2
Liabilities held for sale - current		—		24.6
Total Current Liabilities		1,274.2		1,323.4
Long-term Debt		**1,442.7**		**2,023.2**
Other Non-Current Liabilities		**679.5**		**660.6**
Liabilities held for sale - non-current		—		17.5
TOTAL LIABILITIES	$	**3,396.4**	$	**4,024.7**
Commitments and Contingencies (see Note 16)				
Hubbell Incorporated Shareholders' Equity				
Common stock, par value $0.01				
Common stock - Authorized 200,000,000 shares, outstanding 53,759,976 and 53,730,566 shares	$	0.6	$	0.6
Additional paid-in capital		2.6		6.1
Retained earnings		3,651.6		3,182.7
Accumulated other comprehensive loss		(386.5)		(312.4)
Total Hubbell Incorporated Shareholders' Equity		3,268.3		2,877.0
Noncontrolling interest		14.4		12.3
TOTAL EQUITY		**3,282.7**		**2,889.3**
TOTAL LIABILITIES AND EQUITY	$	**6,679.1**	$	**6,914.0**

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(in millions)		Year Ended December 31,	
	2024	**2023**	**2022**
Cash Flows from Operating Activities of Continuing Operations			
Net income from continuing operations	$ 783.5	$ 766.0	$ 516.8
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities, net of acquisitions:			
Depreciation and amortization	212.1	149.7	148.5
Deferred income taxes	1.7	(16.2)	(27.8)
Stock-based compensation	30.6	26.5	24.5
Loss on disposition of business	5.3	—	—
Pension charge	—	—	7.0
Loss on sale of assets	1.0	2.5	3.5
Changes in assets and liabilities, net of acquisitions:			
Decrease (increase) in accounts receivable	22.2	(1.6)	(66.8)
Increase in inventories	(22.7)	(42.1)	(66.5)
(Decrease) increase in accounts payable	(13.6)	13.2	(15.3)
(Decrease) increase in current liabilities	(24.3)	(4.5)	108.3
Changes in other assets and liabilities, net	14.9	2.1	13.2
Contributions to qualified defined benefit pension plans	(1.3)	(20.0)	(12.5)
Other, net	(18.2)	5.2	3.3
NET CASH PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	**991.2**	**880.8**	**636.2**
Cash Flows from Investing Activities of Continuing Operations			
Capital expenditures	(180.4)	(165.7)	(129.3)
Acquisitions, net of cash acquired	5.9	(1,211.7)	(177.1)
Proceeds from disposal of business, net of cash	122.9	—	332.8
Purchases of available-for-sale investments	(21.0)	(25.4)	(33.7)
Proceeds from sales of available-for-sale investments	15.8	21.8	23.0
Other, net	(2.3)	0.8	2.4
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES FROM CONTINUING OPERATIONS	**(59.1)**	**(1,380.2)**	**18.1**
Cash Flows from Financing Activities of Continuing Operations			
Issuance of long-term debt	—	600.0	—
Payment of long-term debt	(600.0)	—	—
Issuance of short-term debt	22.9	100.0	—
Payment of short-term debt	—	(2.2)	(4.8)
Payment of dividends	(267.3)	(245.5)	(229.6)
Debt issuance cost	—	(2.2)	—
Acquisition of common shares	(40.0)	(30.0)	(182.0)
Other	(39.0)	(31.6)	(20.7)

(in millions)	Year Ended December 31,		
	2024	**2023**	**2022**
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	**(923.4)**	**388.5**	**(437.1)**
Discontinued Operations:			
Cash (used in) provided by operating activities	—	—	(53.0)
Cash used in investing activities	—	—	(1.7)
Cash (used in) provided by discontinued operations	—	—	(54.7)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(16.4)	6.9	(8.8)
(Decrease) Increase in cash, cash equivalents, and restricted cash	**(7.7)**	**(104.0)**	**153.7**
Cash and cash equivalents, beginning of year	336.1	440.5	286.2
Cash and cash equivalents within assets held for sale, beginning of year	—	—	0.7
Restricted cash, included in other assets, beginning of year	3.2	2.8	2.7
Less: Restricted cash, included in Other Assets	2.5	3.2	2.8
Less: Cash and cash equivalents within assets held for sale, end of year	—	—	—
Cash and cash equivalents, end of year	$ 329.1	$ 336.1	$ 440.5

See notes to consolidated financial statements.

Consolidated Statement of Changes in Equity

(in millions, except per share amounts)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive	Total Hubbell Shareholders' Equity	Non-controlling interest
BALANCE AT DECEMBER 31, 2021	$ 0.6	$ —	$ 2,560.0	$ (330.8)	$ 2,229.8	$ 10.9
Net income	—	—	545.9	—	545.9	5.5
Other comprehensive (loss) income	—	—	—	(14.4)	(14.4)	—
Stock-based compensation	—	24.5	—	—	24.5	—
Acquisition/surrender of common shares[(1)]	—	(23.1)	(170.5)	—	(193.6)	—
Cash dividends declared ($4.27 per share)	—	—	(229.9)	—	(229.9)	—
Dividends to noncontrolling interest	—	—	—	—	—	(6.7)
Directors deferred compensation	—	(1.4)	—	—	(1.4)	—
BALANCE AT DECEMBER 31, 2022	$ 0.6	$ —	$ 2,705.5	$ (345.2)	$ 2,360.9	$ 9.7
Net income	—	—	759.8	—	759.8	6.2
Other comprehensive (loss) income	—	—	—	32.8	32.8	—
Stock-based compensation	—	26.9	—	—	26.9	—
Acquisition/surrender of common shares[(1)]	—	(21.4)	(36.6)	—	(58.0)	—
Cash dividends declared ($4.58 per share)	—	—	(246.0)	—	(246.0)	—
Dividends to noncontrolling interest	—	—	—	—	—	(3.6)
Directors deferred compensation	—	0.6	—	—	0.6	—
BALANCE AT DECEMBER 31, 2023	$ 0.6	$ 6.1	$ 3,182.7	$ (312.4)	$ 2,877.0	$ 12.3
Net income	—	—	777.8	—	777.8	5.7
Other comprehensive (loss) income	—	—	—	(74.1)	(74.1)	—
Stock-based compensation	—	30.6	—	—	30.6	—
Acquisition/surrender of common shares[(1)]	—	(34.8)	(41.1)	—	(75.9)	—
Cash dividends declared ($4.98 per share)	—	—	(267.8)	—	(267.8)	—
Dividends to noncontrolling interest	—	—	—	—	—	(3.6)
Directors deferred compensation	—	0.7	—	—	0.7	—
BALANCE AT DECEMBER 31, 2024	$ 0.6	$ 2.6	$ 3,651.6	$ (386.5)	$ 3,268.3	$ 14.4

See notes to consolidated financial statements.

(1) *For accounting purposes, the Company treats repurchased shares as constructively retired when acquired and accordingly charges the purchase price against Common Stock par value, Additional paid-in capital, to the extent available, and Retained earnings. The change in Retained earnings of $41.1 million, $36.6 million and $170.5 million in 2024, 2023 and 2022, respectively, reflects this accounting treatment.*

Notes to Consolidated Financial Statements

NOTE 1   Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

On February 1, 2022, the Company completed the sale of the Commercial and Industrial Lighting business (the "C&I Lighting business") to GE Current, a Daintree Company, for total net cash consideration of $332.8 million. The C&I Lighting business had sales of $509.4 million in 2021 as part of the Electrical Solutions segment and designs, manufactures, and sells LED lighting and control solutions for commercial and industrial customers. The disposal of the C&I Lighting business met the criteria set forth in ASC 205-20 to be presented as a discontinued operation. The C&I Lighting business' results of operations and the related cash flows have been presented as income from discontinued operations in the Consolidated Statements of Income and cash flows from discontinued operations in the Consolidated Statements of Cash Flows, respectively, for all periods presented. See Note 2, Discontinued Operations, to the Consolidated Financial Statements for further information.

Principles of Consolidation

The Consolidated Financial Statements include all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The Company participates in two joint ventures that have been consolidated in accordance with the consolidation accounting guidance. An analysis is performed to determine which reporting entity, if any, has a controlling financial interest in a variable interest entity ("VIE") with a primarily qualitative analysis. The qualitative analysis is based on identifying the party that has both the power to direct the activities that most significantly impact the VIE's economic performance (the "power criterion") and the obligation to absorb losses from or the right to receive benefits of the VIE that could potentially be significant to the VIE (the "losses/benefit criterion"). The party that meets both these criteria is deemed to have a controlling financial interest. The party with the controlling financial interest is considered to be the primary beneficiary and as a result is required to consolidate the VIE. The Company has a 50% interest in a joint venture in Hong Kong, established as Hubbell Asia Limited ("HAL"). The principal objective of HAL is to manage the operations of its wholly-owned manufacturing company in China. Under the accounting guidance, the Company is the primary beneficiary of HAL and as a result consolidates HAL.

This determination is based on the fact that HAL's sole business purpose is to manufacture product exclusively for the Company (the power criterion) and the Company is financially responsible for ensuring HAL maintains a fixed operating margin (the losses/benefit criterion). The consolidation of HAL is not material to the Company's consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements. Actual results could differ from the estimates that are used.

Assets and Liabilities Held for Sale

The Company classifies assets and liabilities (disposal groups) to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the disposal group; the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such disposal groups; an active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated; the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond the Company's control extend the period of time required to sell the disposal group beyond one year; the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company initially measures a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale.

Upon determining that a disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale in the consolidated statements of financial position. Refer to Note 4, "Business Acquisitions and Dispositions," of the notes to Consolidated Financial Statements for further information. In conjunction with the residential lighting business being classified as held for sale during the fourth quarter of 2023, depreciation and amortization ceased for the residential lighting business during the fourth quarter of 2023. The sale of the residential lighting business was completed in the first quarter of 2024.

Revenue Recognition

The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied, which generally occurs, for products, upon the transfer of control in accordance with the contractual terms and conditions of the sale. The majority of the Company's revenue associated with products is recognized at a point in time when the product is shipped to the customer, with a relatively small amount of transactions in the Utility Solutions segment recognized upon delivery of the product at the contractually specified destination.

The Company also has performance obligations, primarily within the Utility Solutions segment, that are recognized over time due to the customized nature of the product and the Company's enforceable right to receive payment for work performed to date in the event of a cancellation. The Company uses an input measure to determine the extent of progress towards completion of the performance obligation, which the Company believes best depicts the transfer of control to the customer. Under this method, revenue recognition is based upon the ratio of costs incurred to date compared with estimated total costs to complete.

Revenue from service contracts and post-shipment performance obligations is approximately one percent of total annual consolidated net revenue and those service contracts and post-shipment obligations are primarily within the Utility Solutions segment. Revenue from service contracts and post-shipment performance obligations is recognized when or as those obligations are satisfied. The Company primarily offers assurance-type standard warranties that do not represent separate performance obligations and on occasion will separately offer and price extended warranties that are separate performance obligations for which the associated revenue is recognized over-time based on the extended warranty period. The Company records amounts billed to customers for reimbursement of shipping and handling costs within revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of goods sold. Sales taxes and other usage-based taxes are excluded from revenue.

Certain businesses require a portion of the transaction price to be paid in advance of transfer of control. Advance payments are not considered a significant financing component as they are received less than one year before the related performance obligations are satisfied. In addition, in the Utility Solutions segment, certain businesses offer annual maintenance service contracts that require payment at the beginning of the contract period. These payments are treated as a contract liability and are classified in Other accrued liabilities in the Consolidated Balance Sheet. Once control transfers to the customer and the Company meets the revenue recognition criteria, the deferred revenue is recognized in the Consolidated Statement of Income. The deferred revenue relating to the annual maintenance service contracts is recognized in the Consolidated Statement of Income on a straight line basis over the expected term of the contract.

The Company has certain arrangements that require us to estimate at the time of sale the amounts of variable consideration that should not be recorded as revenue as certain amounts are not expected to be collected from customers, as well as an estimate of the value of the product to be returned. The Company principally relies on historical experience, specific customer agreements and anticipated future trends to estimate these amounts at the time of shipment and to reduce the transaction price. These arrangements include sales discounts and allowances based on sales volumes, specific programs and special pricing allowances, and returned goods, as are customary in the electrical products industry. Customer returns have historically been approximately 1% of gross sales.

Shipping and Handling Costs

The Company records shipping and handling costs as part of Cost of goods sold in the Consolidated Statement of Income.

Foreign Currency Translation

The assets and liabilities of international subsidiaries are translated to U.S. dollars at exchange rates in effect at the end of the year, and income and expense items are translated at average exchange rates in effect during the year. The effects of exchange rate fluctuations on the translated amounts of foreign currency assets and liabilities are included as translation adjustments in Accumulated other comprehensive loss within Hubbell shareholders' equity. Gains and losses from foreign currency transactions are included in results of operations.

Cash and Cash Equivalents

The carrying value of cash equivalents approximates fair value. Cash equivalents consist of highly liquid investments with original maturities to the Company of three months or less.

Investments

Investments in debt and equity securities are classified by individual security as available-for-sale, held-to-maturity or trading securities. Our available-for-sale securities, consisting of municipal bonds, are carried on the balance sheet at fair value with current period adjustments to carrying value recorded in Accumulated other comprehensive loss within Hubbell shareholders' equity, net of tax. Realized gains and losses are recorded in income in the period of sale. The Company's trading securities are carried on the balance sheet at fair value and consist primarily of debt and equity mutual funds. Gains and losses associated with these trading securities are reflected in the results of operations. The Company did not have any investments classified as held-to-maturity as of December 31, 2024 and 2023.

Accounts Receivable and Allowances

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is based on an estimated amount of probable credit losses in existing accounts receivable. The allowance is calculated based upon a combination of historical write-off experience, fixed percentages applied to aging categories and specific identification based upon a review of past due balances and problem accounts. Account balances are charged off against the allowance when it is determined that internal collection efforts should no longer be pursued. The Company also maintains a reserve for credit memos and cash discounts which are principally calculated based upon historical experience, specific customer agreements, and anticipated future trends.

Inventories

Inventories are stated at the lower of cost or market value. Approximately 45% of total net inventory value is determined utilizing the last-in, first-out (LIFO) method of inventory accounting. The cost of foreign inventories and certain domestic inventories is determined utilizing average cost or first-in, first-out (FIFO) methods of inventory accounting. Reserves for excess and obsolete inventory are provided based on current assessments about future demand compared to on-hand quantities.

Property, Plant, and Equipment

Property, plant, and equipment values are stated at cost less accumulated depreciation. Maintenance and repair expenditures that do not significantly increase the life of an asset are charged to expense when incurred. Property, plant, and equipment placed in service prior to January 1, 1999 are depreciated over their estimated useful lives, principally, using accelerated methods. Leasehold improvements are amortized over the shorter of their economic lives or the lease term. Gains and losses arising on the disposal of property, plant and equipment are included in Operating income in the Consolidated Statement of Income.

Capitalized Computer Software Costs

Capitalized computer software costs, net of amortization, were $6.3 million and $5.8 million at December 31, 2024 and 2023, respectively. This balance is reflected in Other long-term assets in the Consolidated Balance Sheet. Capitalized computer software is for internal use and costs primarily consist of purchased materials, external services and salary costs for personnel dedicated to the projects. Software is amortized on a straight-line basis over appropriate periods, generally between three and five years. The Company recorded amortization expense of $3.6 million in 2024, $4.3 million in 2023 and $6.6 million in 2022 relating to capitalized computer software.

Goodwill and Other Intangible Assets

Goodwill represents purchase price in excess of fair values of the underlying net assets of acquired companies. Indefinite-lived intangible assets and goodwill are subject to annual impairment testing using the specific guidance and criteria described in the accounting guidance. The Company performs its goodwill impairment testing as of April 1st of each year, unless circumstances dictate the need for more frequent assessments. The accounting guidance provides entities an option of performing a qualitative assessment (a "step-zero" test) before performing a quantitative analysis. If the entity determines, on the basis of certain qualitative factors, that it is more-likely-than-not that the goodwill is not impaired, the

entity would not need to proceed to quantitative goodwill impairment testing process as prescribed in the guidance. For each of the Company's reporting units in 2024, the Company elected to utilize the quantitative goodwill impairment testing process, as permitted in the accounting guidance, by comparing the estimated fair value of the Company's reporting units to their carrying values. If the fair value of the reporting unit exceeds its carrying value, no impairment exists.

Goodwill impairment testing requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units and determining the fair value of each reporting unit. Significant judgment is required to estimate the fair value of reporting units including estimating future cash flows, determining appropriate discount rates and other assumptions, including assumptions about secular economic and market conditions. The Company uses internal discounted cash flow models to estimate fair value. These cash flow estimates are derived from historical experience, third party end market data, and future long-term business plans and include assumptions on future sales growth, gross margin, operating margin, terminal growth rate, and the application of an appropriate discount rate. Significant changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. The Company believes that its estimated aggregate fair value of its reporting units is reasonable when compared to the Company's market capitalization on the valuation date.

The Company completed its annual goodwill impairment test as of April 1, 2024. The impairment testing resulted in implied fair values for each reporting unit that significantly exceeded such reporting unit's carrying value, including goodwill. Additionally, the Company did not have any reporting units with zero or negative carrying amounts. The Company has not recorded any goodwill impairments since the initial adoption of the accounting guidance in 2002.

The organizational changes described in Note 3 - Revenue resulted in a change in the Company's reporting units within the Electrical Solutions segment. As a result of the change in reporting units, the Company performed an interim goodwill impairment assessment during the third quarter of 2024, for the reporting units within the Electrical Solutions segment. Because the changes did not affect the Utility Solutions segment, no interim goodwill impairment assessment was required for that segment. For this interim assessment, the Company elected to utilize the quantitative goodwill impairment testing process, as permitted in the accounting guidance, by comparing the estimated fair value of the reporting units to their carrying values. The interim impairment testing resulted in implied fair values for each reporting unit that significantly exceeded such reporting unit's carrying value, including goodwill.

The Company's intangible assets consist primarily of customer relationships, tradenames, developed technology and patents. Intangible assets with definite lives are amortized over periods generally ranging from 5-30 years. The Company amortizes intangible assets with definite lives using either an accelerated method that reflects the pattern in which economic benefits of the intangible assets are consumed and results in higher amortization in the earlier years of the assets' useful life, or using a straight line method. Approximately 85% of the gross value of definite-lived intangible assets follow an accelerated amortization method. These definite lived intangibles are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The Company did not record any material impairments related to its definite lived intangible assets in 2024, 2023 or 2022. The Company also has some tradenames that are considered to be indefinite-lived intangible assets. These indefinite-lived intangible assets are not amortized and are tested for impairment annually, unless circumstances dictate the need for more frequent assessment.

The identification and measurement of impairment of indefinite-lived intangible assets involves either an assessment of qualitative factors to determine whether events or circumstances indicate that it is more-likely-than-not that an indefinite-lived intangible asset is impaired or a quantitative assessment whereby the estimated fair value of each indefinite-lived intangible asset is compared to its carrying value. If it is more-likely-than-not that the asset is impaired, the estimated fair value of the indefinite lived intangibles will be determined using discounted cash flow estimates. If the carrying value of these assets exceeds the estimated fair value, the carrying value will be reduced to the estimated fair value.

For the Company's annual impairment test as of April 1, 2024, the Company elected to utilize the quantitative impairment testing process as permitted in the accounting guidance. The estimated fair value was determined utilizing an income approach (relief from royalty method). Significant judgment is required to estimate the fair value of the indefinite-lived intangible assets including assumptions for future revenues, discount rates, royalty rates, and other assumptions, including assumptions about secular economic and market conditions. Significant changes in these estimates and assumptions could affect the determination of fair value and/or impairment for each indefinite-lived intangible asset. As of April 1, 2024, the impairment testing resulted in estimated fair values for each indefinite-lived intangible asset that significantly exceeded the carrying values and there were no indefinite-lived intangible assets at risk of failing the quantitative impairment test.

The Company did not record any impairments related to indefinite-lived intangible assets in 2024, 2023 and 2022.

Other Long-Lived Assets

The Company reviews depreciable long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If such a change in circumstances occurs, the related estimated future undiscounted cash flows expected to result from the use of the asset group and its eventual disposition is compared to the carrying amount. If the sum of the expected cash flows is less than the carrying amount, an impairment charge is recorded. The impairment charge is measured as the amount by which the carrying amount exceeds the fair value of the asset. The fair value of impaired assets is determined using expected cash flow estimates, quoted market prices when available and appraisals as appropriate. The Company did not record any material impairment charges in 2024, 2023 or 2022.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included as ROU assets within other long-term assets, other accrued liabilities, and other non-current liabilities in our Consolidated Balance Sheets. Finance leases are included in property, plant, and equipment, net, other accrued liabilities, and other non-current liabilities. The Company's finance leases are immaterial.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. We use an implicit rate when readily determinable. For leases existing as of January 1, 2019, we have elected to use the remaining lease term as of the adoption date in determining the incremental borrowing rate. Our determination of the lease term may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. Additionally, for our vehicle leases, we apply a portfolio approach regarding the assumed lease term.

Accrued Insurance

The Company retains a significant portion of the risks associated with workers' compensation, medical, automobile and general liability insurance. The Company estimates self-insurance liabilities using a number of factors, including historical claims experience, demographic factors, and other actuarial assumptions. The accrued liabilities associated with these programs are based on the Company's estimate of the ultimate costs to settle known claims as well as claims incurred but not reported as of the balance sheet date. The Company periodically reviews the assumptions with a third party actuary to determine the adequacy of these self-insurance reserves.

Accrued Warranty

The Company offers product warranties which cover defects on most of its products. These warranties primarily apply to products that are properly installed, maintained and used for their intended purposes. The Company accrues estimated warranty costs at the time of sale. Estimated warranty expenses, recorded in cost of goods sold, are based upon historical information such as past experience, product failure rates, or the estimated number of units to be repaired or replaced. Adjustments are made to the product warranty accrual as claims are incurred, additional information becomes known or as historical experience indicates.

Income Taxes

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The IRS and other tax authorities routinely examine the Company's tax returns. These audits can involve complex issues which may require an extended period of time to resolve. The Company makes adequate provisions for best estimates of exposures on previously filed tax returns. Deferred income taxes are recognized for the tax consequence of differences between financial statement carrying amounts and the tax basis of assets and liabilities by applying the currently enacted statutory tax rates in accordance with the accounting guidance for income taxes. The effect of a change in statutory tax rates is recognized in the period that includes the enactment date. Additionally, deferred tax assets are required to be reduced by a valuation allowance if it is more-likely-than-not that a portion or all of the deferred tax asset will not be realized. The Company uses factors to assess the likelihood of realization of deferred tax assets such as the forecast of future taxable income and available tax planning that could be implemented to realize the deferred tax assets.

In addition, the accounting guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of the tax position taken or expected to be taken in a tax return. For any amount of benefit to be recognized, it must be determined that it is more-likely-than-not that a tax position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount of benefit to be recognized is based on the Company's assertion of the most likely outcome resulting from an examination, including resolution of any related appeals or litigation processes. Companies are required to reflect only those tax positions that are more-likely-than-not to be sustained. See Note 14 — Income Taxes for additional information.

Research and Development

Research and development expenditures represent costs to discover and/or apply new knowledge in developing a new product, process, or in bringing about a significant improvement to an existing product or process. Research and development expenses are recorded as a component of Cost of goods sold. Expenses for research and development were approximately 1% of Net Sales in 2024 and 2% in each of 2023 and 2022.

Government Assistance

The Company records amounts received from government entities as a reduction of the associated expense. Amounts received related to depreciable assets are recognized as a reduction to depreciation expense. The total impact of government assistance was not material to the Company in 2024, 2023, and 2022.

Retirement Benefits

The Company maintains various defined benefit pension plans for some of its U.S. and foreign employees. The accounting guidance for retirement benefits requires the Company to recognize the funded status of its defined benefit pension and postretirement plans as an asset or liability in the Consolidated Balance Sheet. Gains or losses, prior service costs or credits, and transition assets or obligations that have not yet been included in net periodic benefit cost as

of the end of the year are recognized as components of Accumulated other comprehensive loss, net of tax, within Hubbell shareholders' equity. The Company's policy is to fund pension costs within the ranges prescribed by applicable regulations. In addition to providing defined benefit pension benefits, the Company provides health care and life insurance benefits for some of its active and retired employees. The Company's policy is to fund these benefits through insurance premiums or as actual expenditures are made. See also Note 12 — Retirement Benefits.

Earnings Per Share

Restricted stock granted by the Company is considered a participating security since it contains a non-forfeitable right to dividends. As a result, the earnings per share accounting guidance requires the Company to use the two-class method for calculating earnings per share. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities. Basic earnings per share is calculated as net income available to common shareholders divided by the weighted average number of shares of common stock outstanding. Earnings per diluted share is calculated as net income available to common shareholders divided by the weighted average number of shares outstanding of common stock plus the incremental shares outstanding assuming the exercise of dilutive stock appreciation rights and performance shares. See also Note 19 — Earnings Per Share.

Stock-Based Compensation

The Company recognizes the grant-date fair value of all stock-based awards on a straight-line basis over their respective requisite service periods (generally equal to an award's vesting period). A stock-based award is considered vested for expense attribution purposes when the retention of the award is no longer contingent on providing subsequent service. Accordingly, the Company generally recognizes compensation cost immediately for awards granted to retirement-eligible individuals or over the period from the grant date to the date retirement eligibility is achieved, if less than the stated vesting period. The expense is recorded in Cost of goods sold and S&A expense in the Consolidated Statement of Income based on the recipients' respective functions within the organization.

The Company records deferred tax assets for awards that will result in deductions on its tax returns, based upon the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which it will receive a deduction. See also Note 18 — Stock-Based Compensation.

Recently Adopted Accounting Pronouncements

In September 2022, the FASB issued ASU 2022-04, "Liabilities - Supplier Finance Programs (Subtopic 405-50: Disclosure of Supplier Finance Program Obligations)", which the Company adopted in the first quarter of 2023, with the exception of the rollforward information, which was effective for the Company in the first quarter of 2024.

Payment Services Arrangements

The Company has ongoing agreements with financial institutions to facilitate the processing of vendor payables ("Payment Services Arrangement"). Under these agreements, the Company pays the financial institution the stated amount of confirmed invoices from participating suppliers on their original maturity date. The terms of the vendor payables are not affected by vendors participating in these agreements. As a result, the amounts owed are presented as accounts payable in the Company's Consolidated Balance Sheet, of which $101.9 million and $101.3 million was outstanding at December 31, 2024 and December 31, 2023, respectively. Either party may terminate the agreements with 30 days written notice. Cash flows under the program are reported in operating activities in the Company's Consolidated Statement of Cash Flows.

The rollforward of the Company's outstanding obligations confirmed as valid under the Payment Services Arrangements supplier finance program for the year ended December 31, 2024, is as follows:

(in millions)	Year Ended December 31, 2024	
Confirmed obligations outstanding at the beginning of the period	$	101.3
Invoices confirmed during the period		348.7
Confirmed invoices paid during the period		(348.1)
Confirmed obligations outstanding at the end of the period	$	101.9

Commercial Card Program

In 2021, the Company entered into an agreement with a financial institution that allows participating suppliers to receive payment for outstanding invoices through a commercial purchasing card sponsored by a financial institution. The Company is required to settle such outstanding invoices through a consolidated payment to the financial institution 15 days after the commercial card billing cycle. The Company receives the benefit of extended payment terms and a rebate from the financial institution. Either party may terminate the agreement with 60 days written notice. The amount outstanding to the financial institution is presented as short-term debt in the Company's Consolidated Balance Sheet, of which, $2.4 million and $2.0 million was outstanding at December 31, 2024 and December 31, 2023, respectively. Cash flows under the program are reported in financing activities in the Company's Consolidated Statement of Cash Flows.

The rollforward of the Company's outstanding obligations confirmed as valid under the commercial card supplier finance program for the year ended December 31, 2024, is as follows:

(in millions)	Year Ended December 31, 2024	
Confirmed obligations outstanding at the beginning of the period	$	2.0
Invoices confirmed during the period		24.7
Confirmed invoices paid during the period		(24.3)
Confirmed obligations outstanding at the end of the period	$	2.4

In November 2023, the FASB issued ASU No. 2023-07, "Segment Reporting-Improvements to Reportable Segment Disclosures", which adds a requirement for public entities to disclose its significant segment expense categories and amounts for each reportable segment for all periods presented. This information is required to be disclosed at both interim and annual periods. In addition, this ASU requires a public entity to disclose the title and position of the Chief Operating Decision Maker ("CODM") in the consolidated financial statements. Public entities are also required to disclose how the CODM uses each reported measure of segment profit or loss to assess performance and allocate resources to the segments. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The Company included the applicable disclosures within Note 21 - Industry Segments and Geographic Area Information. The interim disclosures will be effective for the Company in 2025.

Recently Issued Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes: Improvements to Income Tax Disclosures", which enhances the disaggregation of income tax disclosures. The ASU requires public entities on an annual basis to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold equal to or greater than 5%. Public entities are required to provide an explanation of certain rate reconciling items if not otherwise evident, such as the nature, causes and judgement used to categorize the item. The ASU also requires disclosure of income taxes paid (net of refund received) detailed by federal, state/local and foreign, and amounts paid to individual jurisdictions that are equal or greater than 5% of total income taxes paid. The ASU is effective for public entities for fiscal years beginning after December 15, 2024 and for interim periods for fiscal years beginning after December 15, 2025. The Company is assessing the impact of adopting this standard on its financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, "Disaggregation of Income Statement Expenses (DISE)," which requires additional disclosure of the nature of expenses included in the income statement. The standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements are required to be adopted prospectively with the option for retrospective application. The company is assessing the impact of adopting this standard on its financial statements and disclosures.

NOTE 2 Discontinued Operations

On February 1, 2022, the Company completed the sale of the C&I Lighting business to GE Current, a Daintree Company, for total net cash consideration of $332.8 million. We have concluded the divestiture of this business represents a strategic shift that will have a major effect on our operations and financial results, and as a result, is reported as a discontinued operation in our Consolidated Financial Statements for all periods presented. The C&I Lighting business was previously included in the Electrical Solutions segment.

Under the terms of the transaction, the Company and the buyer entered into a transition services agreement ("TSA"), pursuant to which the Company provides certain administrative and operational services for a period of 12 months or less. Furthermore, we entered into a short-term supply agreement whereby the Company acts as a supplier of finished goods and component parts to the C&I Lighting business after the completion of the sale. Income from the TSA and supply agreement was $13.3 million for the year ended December 31, 2022 and was recorded in Other Income in the Consolidated Financial Statements.

The following table presents the summarized components of income from discontinued operations, net of income taxes, for the Commercial and Industrial Lighting business:

(in millions)	Year Ended December 31, 2022
Net sales	$ 29.1
Cost of goods sold	27.8
Gross profit	**1.3**
Selling & administrative expenses	17.3
Operating (Loss) income	**(16.0)**
Gain on disposal of business	73.9
Other expense	(1.5)
Income from discontinued operations before income taxes	56.4
Provision (benefit) for income taxes	21.8
Income from discontinued operations, net of taxes	**$ 34.6**

Income from discontinued operations, net of taxes for the year ended December 31, 2022 includes pre-tax transaction and separation costs of $8.8 million.

NOTE 3 Revenue

The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied, which generally occurs, for products, upon the transfer of control in accordance with the contractual terms and conditions of the sale. Approximately two-thirds of the Company's Net sales are to distributors who then sell directly into our end markets. Within the Utility Solutions segment, our businesses sell to distributors, with the majority of sales to the utility end markets and also directly into transmission and distribution utility markets. The majority of the Company's revenue associated with products is recognized at a point in time when the product is shipped to the customer, with a relatively small amount of transactions, primarily in the Utility Solutions segment, recognized upon delivery of the product at the destination.

The Company also has performance obligations, primarily within the Utility Solutions segment, that are recognized over time due to the customized nature of the product and the Company's enforceable right to receive payment for work performed to date in the event of a cancellation. The Company uses an input measure to determine the extent of progress towards completion of the performance obligation, which the Company believes best depicts the transfer of control to the customer. Under this method, revenue recognition is primarily based upon the ratio of costs incurred to date compared with estimated total costs to complete.

Revenue from service contracts and post-shipment performance obligations is recognized when or as those obligations are satisfied. The Company primarily offers assurance-type standard warranties that do not represent separate performance obligations and on occasion will separately offer and price extended warranties that are separate performance obligations for which the associated revenue is recognized over-time based on the extended warranty period. The Company records amounts billed to customers for reimbursement of shipping and handling costs within revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of goods sold. Sales taxes and other usage-based taxes are excluded from revenue.

Certain businesses require a portion of the transaction price to be paid in advance of transfer of control. Advance payments are not considered a significant financing component as they are received less than one year before the related performance obligations are satisfied. In addition, in the Utility Solutions segment, certain businesses offer annual maintenance service contracts that require payment at the beginning of the contract period. These payments are treated as a contract liability and are classified in Other accrued liabilities in the Consolidated Balance Sheets. Once control transfers to the customer and the Company meets the revenue recognition criteria, the deferred revenue is recognized in the Consolidated Statements of Income. The deferred revenue relating to the annual maintenance service contracts is recognized in the Consolidated Statements of Income on a straight-line basis over the expected term of the contract.

The following table presents disaggregated revenue by business group. In January 2024, we internally reorganized certain businesses within our Utility Solutions segment, and in July 2024, we internally reorganized certain businesses within our Electrical Solutions segment. Those re-organizations streamline the organization and align the organization to better serve our customers. These changes had no impact to our reportable segments. In conjunction with these changes, prior period amounts have been reclassified to conform to the current organizational structure. In addition, the residential lighting business, included in the Retail and Builder section below, was sold in the first quarter of 2024.

	Twelve Months Ended December 31,		
in millions	**2024**	**2023**	**2022**
Net sales			
Grid Infrastructure	$ 2,531.3	$ 2,259.2	$ 2,015.6
Grid Automation	1,069.4	1,002.5	855.5
Total Utility Solutions	**$ 3,600.7**	**$ 3,261.7**	**$ 2,871.1**
Electrical Products	931.8	903.9	969.1
Industrial	1,074.8	1,020.2	879.7
Retail and Builder	21.2	187.1	228.0
Total Electrical Solutions	**$ 2,027.8**	**$ 2,111.2**	**$ 2,076.8**
TOTAL	**$ 5,628.5**	**$ 5,372.9**	**$ 4,947.9**

The following table presents disaggregated third-party Net sales by geographic location (on a geographic basis, the Company defines "international" as operations based outside of the United States and its possessions):

	Twelve Months Ended December 31,		
in millions	**2024**	**2023**	**2022**
Net sales			
United States	$ 3,428.2	$ 3,090.7	$ 2,715.8
International	172.5	171.0	155.3
Total Utility Solutions	**$ 3,600.7**	**$ 3,261.7**	**$ 2,871.1**
United States	1,731.1	1,831.7	1,820.6
International	296.7	279.5	256.2
Total Electrical Solutions	**$ 2,027.8**	**$ 2,111.2**	**$ 2,076.8**
TOTAL	**$ 5,628.5**	**$ 5,372.9**	**$ 4,947.9**

Contract Balances

Our contract liabilities consist of advance payments for products as well as deferred revenue on service obligations and extended warranties. The current portion of deferred revenue is included in Other accrued liabilities and the non-current portion of deferred revenue is included in Other non-current liabilities in the Consolidated Balance Sheet.

Contract liabilities were $148.0 million as of December 31, 2024 compared to $118.6 million as of December 31, 2023. The $29.4 million increase in our contract liabilities balance was primarily due to a $108.3 million net increase in current year deferrals primarily due to timing of advance payments

on certain orders, partially offset by the recognition of $78.9 million in revenue related to amounts that were recorded in contract liabilities at January 1, 2024. The ending balance of contract assets was $38.0 million and $41.6 million as of December 31, 2024, and December 31, 2023, respectively, which primarily relates to performance obligations satisfied prior to payment for Systems Control that are recorded in Other current assets in the Consolidated Balance Sheets. Impairment losses recognized on our receivables and contract assets were immaterial in the twelve months ended December 31, 2024. See Note 1 – Significant Accounting Policies in the Notes to Consolidated Financial Statements for additional information.

Unsatisfied Performance Obligations

The Company has elected the practical expedient to disclose only the value of unsatisfied performance obligations for contracts with an original expected length greater than one year. As of December 31, 2024, the Company had approximately $70 million of unsatisfied performance obligations for contracts with an original expected length of greater than one year, primarily relating to long-term contracts of the Aclara business (within the Utility Solutions segment) to deliver and install meters, metering communications and grid monitoring sensor technology. The Company expects that a majority of the unsatisfied performance obligations will be completed and recognized over the next 2 years.

NOTE 4 Business Acquisitions and Dispositions

2023 Acquisitions

In the fourth quarter of 2023 the Company acquired Northern Star Holdings, Inc., ("Systems Control") for approximately $1.1 billion, net of cash acquired, subject to customary purchase price adjustments. Systems Control is a manufacturer of substation control and relay panels, as well as turnkey substation control building solutions. This business is reported in the Utility Solutions segment. We have recognized intangible assets of $573.9 million and goodwill of $517.9 million as a result of this acquisition. The goodwill is attributable primarily to expected synergies, expanded market opportunities, and other expected benefits that the Company believes will result from combining its operations with the operations of Systems Control. For tax purposes, $138.8 million of the Systems Control historical goodwill is deductible. The incremental goodwill created as a result of the acquisition is not deductible for tax purposes. The intangible assets of $573.9 million consist primarily of customer relationships, tradenames and backlog and will be amortized over a weighted average period of approximately 19 years.

In the fourth quarter of 2023, the Company acquired all of the issued and outstanding shares of Indústria Eletromecânica Balestro Ltda. ("Balestro") for a cash purchase price of approximately $87 million, net of cash acquired, subject to customary purchase price adjustments. Balestro is a company headquartered in Mogi Mirim, São Paulo, Brazil and designs, manufactures, and delivers top quality products for the electrical utility industry in Brazil and other countries in Latin America, as well as other parts of the world. This business is reported in the Utility Solutions segment. We have recognized intangible assets of $5.6 million and goodwill of $64.5 million as a result of this acquisition. The intangible assets of $5.6 million consist primarily of customer relationships, tradenames and backlog and will be amortized over a weighted average period of approximately 21 years. The goodwill is not expected to be deductible for tax purposes.

In the second quarter of 2023, the Company acquired all of the issued and outstanding membership interests of EI Electronics LLC ("EIG") for a cash purchase price of approximately $60 million, net of cash acquired, subject to customary purchase price adjustments. EIG offers fully integrated energy management and power quality monitoring solutions for the electric utility and commercial & industrial markets. This business is reported in the Utility Solutions segment. We have recognized intangible assets of $28.7 million and goodwill of $23.3 million as a result of this acquisition. The intangible assets of $28.7 million consist primarily of customer relationships, developed technology, a tradename and backlog and will be amortized over a weighted average period of approximately 14 years. All of the goodwill is expected to be deductible for tax purposes.

These business acquisitions have been accounted for as business combinations and have resulted in the recognition of goodwill. The goodwill relates to a number of factors implied in the purchase prices, including the future earnings and cash flow potential of the businesses as well as the complementary strategic fit and resulting synergies that such business acquisitions bring to the Company's existing operations.

Allocation of Consideration Transferred to Net Assets Acquired

The following table presents the final determination of the fair value of identifiable assets acquired and liabilities assumed from the Company's 2023 acquisitions. Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company's results of operations (in millions):

Accounts receivable	$ 71.5
Inventories	84.9
Other current assets	49.6
Property, plant and equipment	31.6
Other non-current assets	2.8
Intangible assets	608.2
Accounts payable	(17.5)
Other accrued liabilities	(85.1)
Deferred tax liabilities, net	(134.0)
Other non-current liabilities	(11.9)
Goodwill	605.7
TOTAL ESTIMATE OF CONSIDERATION TRANSFERRED, NET OF CASH ACQUIRED	**$ 1,205.8**

Cash used for the acquisition of businesses, net of cash acquired as reported in the Consolidated Statement of Cash Flows for the year ended December 31, 2023 is $1,211.7 million and net working capital settlements relating to acquisitions completed in previous years resulted in $5.9 million of cash receipts for the year ended December 31, 2024. These amounts exclude approximately $7.2 million of deferred purchase price related to the Balestro acquisition.

The purchase price allocation to identifiable intangible assets acquired for all of the 2023 acquisitions is as follows (in millions, except useful life amounts):

	Estimated Fair Value	Weighted Average Estimated Useful Life
Patents, tradenames and trademarks	$ 45.1	20
Customer relationships	503.0	21
Developed technology	8.5	10
Backlog	51.6	3
TOTAL	**$ 608.2**	

Customer relationships and developed technology intangible assets acquired are amortized using an accelerated method that reflects the pattern in which economic benefits of the intangible assets are consumed and results in higher amortization in the earlier years of the asset's useful life.

Supplemental Pro-forma Data

The results of operations for the 2023 acquisitions have been included in the Company's consolidated financial statements for the period subsequent to the completion of the acquisitions on their respective dates. Acquisitions contributed sales of approximately $41.4 million and operating income of approximately $0.0 million, before any transaction costs described below, for the period from the completion of the acquisitions through December 31, 2023.

The following unaudited supplemental pro-forma information presents consolidated results as if the acquisitions had been completed on January 1, 2022. Following that approach, for the purpose of the pro-forma results presented in the tables below, certain costs incurred by the Company during 2023 have been reclassified into the pro-forma 2022 period. Those reclassifications primarily include the following, which represent the amount of increase or (decrease) to reported results to arrive at the pro-forma results (in millions, except per share amounts).

	Twelve Months Ended December 31,		Per Diluted Share	
	2023	2022	2023	2022
Transaction costs incurred in 2023[1]	$ 11.2	$ (11.2)	$ 0.21	$ (0.21)
Intangible amortization and inventory step up[2]	$ (20.7)	$ (46.6)	$ (0.38)	$ (0.86)
Interest expense[3]	$ 1.2	$ (30.1)	$ 0.02	$ (0.56)

(1) Transaction costs incurred in 2023 have been reclassified into the comparative pro-forma 2022 period.
(2) Intangible amortization and inventory step up amortization incurred in 2023 have been reclassified into the comparable pro-forma 2022 period and increased to reflect the assumption the transactions were completed on January 1, 2022. The pro-forma 2023 period includes the intangible amortization that would be incurred assuming the transactions had been completed on January 1, 2022.
(3) Interest expense incurred in 2023, reflecting amounts incurred from the date of the acquisitions, has been reclassified into the pro-forma 2022 period and increased to reflect the assumption the transactions were completed on January 1, 2022. The pro-forma 2023 period includes the interest expense that would have been incurred assuming the transactions had been completed on January 1, 2022.

The pro-forma results were calculated by combining the results of the Company with the stand-alone results of the acquisitions for the pre-acquisition periods, as described above:

	Twelve Months Ended December 31,	
(in millions, except per share amounts)	2023	2022
Net sales	$ 5,762.1	$ 5,316.5
Net income attributable to Hubbell	$ 809.8	$ 454.4
Earnings Per Share:		
Basic	$ 15.08	$ 8.43
Diluted	$ 14.97	$ 8.39

The unaudited supplemental pro-forma financial information does not reflect the actual performance of the 2023 acquisitions in the periods presented and does not reflect the potential realization of cost savings relating to the integration of the acquisitions with Hubbell. Further, the pro-forma data should not be considered indicative of the results that would have occurred if the acquisitions and related financing had been consummated on January 1, 2022, nor are they indicative of future results.

Assets and Liabilities Held for Sale

In December 2023, the Company entered into a definitive agreement to sell its residential lighting business for a cash purchase price of $131 million, subject to customary adjustments. The Company concluded the business met the criteria for classification as held for sale in the fourth quarter of 2023. The residential lighting business is reported with the Electrical Solutions Segment. The transaction closed in the first quarter of 2024 and the Company recorded a pre-tax loss on the sale of $5.3 million, which is recorded within Total other expense in the Company's Consolidated Statement of Income.

Under the terms of the transaction, Hubbell and the buyer entered into a transition services agreement ("TSA"), pursuant to which the Company agreed to provide certain administrative and operational services for a period of 12 months or less. Income from the TSA for the year ended December 31, 2024 was $7.2 million and was recorded in Other expense, net in the Consolidated Statement of Income.

The following table presents balance sheet information of the residential lighting business' assets and liabilities held for sale:

(in millions)	At December 31, 2023
Cash and cash equivalents	$ —
Accounts receivable, net	29.8
Inventories, net	37.8
Other current assets	2.9
Assets held for sale - current	**$ 70.5**
Property, Plant, and Equipment, net	1.6
Goodwill	63.2
Other Intangible assets, net	6.5
Other long-term assets	20.6
Assets held for sale - non-current	**$ 91.9**
Accounts payable	1.9
Accrued salaries, wages and employee benefits	3.5
Accrued insurance	3.4
Other accrued liabilities	15.8
Liabilities held for sale - current	**$ 24.6**
Other Non-Current Liabilities	17.5
Liabilities held for sale - non-current	**$ 17.5**

2022 Acquisitions

In the third quarter of 2022, the Company acquired all of the issued and outstanding membership interests of PCX Holdings LLC ("PCX") for a cash purchase price of approximately $112.8 million, net of cash acquired. PCX is a leading designer and manufacturer of factory built modular power solutions for applications in the data center market. This business is reported in the Electrical Solutions segment. We recognized intangible assets of $49.1 million and goodwill of $77.7 million as a result of this acquisition. The intangible assets of $49.1 million consist primarily of customer relationships, backlog and a tradename and will be amortized over a weighted average period of approximately 11 years. All of the goodwill is expected to be deductible for tax purposes.

In the third quarter of 2022, the Company also acquired all of the issued and outstanding membership interests of Ripley Tools, LLC and Nooks Hill Road, LLC (collectively, "Ripley Tools") for a cash purchase price of approximately $50.1 million, net of cash acquired. Ripley Tools is a leading manufacturer of cable and fiber prep tools and test equipment that services both the utility and communications markets. This business is reported in the Utility Solutions segment. We have recognized intangible assets of $18.2 million and goodwill of $25.0 million as a result of this acquisition. The intangible assets of $18.2 million consist primarily of customer relationships and a tradename, and will be amortized over a weighted average period of approximately 16 years. Substantially all of the goodwill is expected to be deductible for tax purposes.

In the fourth quarter of 2022, the Company also acquired all of the issued and outstanding equity interests of REF Automation Limited and REF Alabama Inc. (collectively "REF") for a cash purchase price of $14.1 million, net of cash acquired, subject to customary purchase price adjustments. REF designs and manufactures electrical power components utilizing high-volume precision machining, as well as custom fabricated structural products and assemblies for the OEM, industrial and renewables markets. This business is reported in the Electrical Solutions segments. We recognized goodwill of $12.0 million as a result of the acquisition. None of the goodwill associated with this acquisition is expected to be deductible for tax purposes.

These business acquisitions have been accounted for as business combinations and have resulted in the recognition of goodwill. The goodwill relates to a number of factors implied in the purchase prices, including the future earnings and cash flow potential of the businesses as well as the complementary strategic fit and resulting synergies that such business acquisitions bring to the Company's existing operations.

Allocation of Consideration Transferred to Net Assets Acquired

The following table presents the determination of the fair value of identifiable assets acquired and liabilities assumed from the Company's 2022 acquisitions. Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company's results of operations.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the respective date of acquisition for all of the Company's 2022 acquisitions (in millions):

Tangible assets acquired	$	41.5
Intangible assets		67.3
Goodwill		114.7
Other liabilities assumed		(46.4)
TOTAL ESTIMATE OF CONSIDERATION TRANSFERRED, NET OF CASH ACQUIRED	**$**	**177.1**

The Consolidated Financial Statements include the results of operations of the acquired businesses from their respective dates of acquisition. Net sales and earnings related to these acquisitions for the year ended December 31, 2022 were not significant to the consolidated results. Pro-forma information related to these acquisitions has not been included because the impact to the Company's consolidated results of operations was not material.

NOTE 5   Receivables and Allowances

Receivables consist of the following components at December 31, (in millions):

	2024		2023
Trade accounts receivable	$ 780.1	$	805.5
Non-trade receivables	22.4		29.7
Accounts receivable, gross	802.5		835.2
Allowance for credit memos, returns and cash discounts	(35.2)		(38.2)
Allowance for doubtful accounts	(11.3)		(11.6)
Total allowances	(46.5)		(49.8)
ACCOUNTS RECEIVABLE, NET	**$ 756.0**	**$**	**785.4**

NOTE 6   Inventories

Inventories are classified as follows at December 31, (in millions):

	2024		2023
Raw material	$ 394.4	$	394.1
Work-in-process	215.7		189.2
Finished goods	398.6		412.1
Subtotal	1,008.7		995.4
Excess of FIFO over LIFO cost basis	(166.9)		(162.5)
INVENTORIES, NET	**$ 841.8**	**$**	**832.9**

NOTE 7 Goodwill and Other Intangible Assets

Changes in the carrying amounts of goodwill for the years ended December 31, 2024 and 2023, by segment, were as follows (in millions):

	Segment		
	Utility Solutions	Electrical Solutions	Total
BALANCE AT DECEMBER 31, 2022	$ 1,275.9	$ 694.6	$ 1,970.5
Prior year acquisitions	1.2	2.1	3.3
Current year acquisitions	614.7	—	614.7
Reclassifications to held for sale	—	(63.2)	(63.2)
Foreign currency translation	5.7	2.4	8.1
BALANCE AT DECEMBER 31, 2023	$ 1,897.5	$ 635.9	$ 2,533.4
Prior year acquisitions	(9.0)	—	(9.0)
Foreign currency translation	(20.1)	(3.5)	(23.6)
BALANCE AT DECEMBER 31, 2024	$ 1,868.4	$ 632.4	$ 2,500.8

The Company has not recorded any goodwill impairments since the initial adoption of the related accounting guidance in 2002.

Identifiable intangible assets are recorded in Other intangible assets, net in the Consolidated Balance Sheet. Identifiable intangible assets are comprised of the following (in millions):

	December 31, 2024		December 31, 2023	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Definite-lived:				
Patents, tradenames and trademarks	$ 232.4	$ (95.2)	$ 233.7	$ (84.8)
Customer relationships, developed technology and other	1,511.4	(602.0)	1,513.1	(500.1)
TOTAL DEFINITE-LIVED INTANGIBLES	1,743.8	(697.2)	1,746.8	(584.9)
Indefinite-lived:				
Tradenames and other	33.4	—	34.1	—
TOTAL OTHER INTANGIBLE ASSETS	$ 1,777.2	$ (697.2)	$ 1,780.9	$ (584.9)

Amortization expense associated with these definite-lived intangible assets was $116.6 million, $73.5 million and $75.7 million in 2024, 2023 and 2022, respectively. Amortization expense associated with these intangible assets is expected to be $96.0 million in 2025, $89.9 million in 2026, $85.6 million in 2027, $82.4 million in 2028 and $78.2 million in 2029. The Company amortizes intangible assets with definite lives using either an accelerated method that reflects the pattern in which economic benefits of the intangible assets are consumed and results in higher amortization in the earlier years of the assets' useful life, or using a straight line method. Approximately 85% of the gross value of definite-lived intangible assets follow an accelerated amortization method.

NOTE 8 Investments

At December 31, 2024 and December 31, 2023, the Company held investments classified as available-for-sale and investments classified as trading securities. Investments classified as available-for-sale consisted of municipal bonds with an amortized cost basis of $70.1 million as of December 31, 2024. Investments classified as trading securities were composed primarily of debt and equity mutual funds and are stated at fair market value based on current quotes.

The following table sets forth selected data with respect to the Company's investments at December 31, (in millions):

	2024					2023				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-for-sale securities	$ 70.1	$ 0.1	$ (0.6)	$ 69.6	$ 69.6	$ 65.3	$ 0.3	$ (0.6)	$ 65.0	$ 65.0
Trading securities	13.5	14.6	—	28.1	28.1	11.6	11.8	—	23.4	23.4
TOTAL INVESTMENTS	**$ 83.6**	**$ 14.7**	**$ (0.6)**	**$ 97.7**	**$ 97.7**	**$ 76.9**	**$ 12.1**	**$ (0.6)**	**$ 88.4**	**$ 88.4**

Contractual maturities of our investments in available-for-sale securities at December 31, 2024 were as follows (in millions):

	Amortized Cost	Fair Value
Available-for-sale securities		
Due within 1 year	$ 14.3	$ 14.3
After 1 year but within 5 years	48.0	47.8
After 5 years but within 10 years	—	—
Due after 10 years	7.8	7.5
TOTAL	**$ 70.1**	**$ 69.6**

The total unrealized gain/(loss) recognized in the year relating to available-for-sale securities, net of tax, was $(0.1) million and $0.6 million for the year ended December 31, 2024 and 2023, respectively. These net unrealized gains/(losses) are included in Accumulated other comprehensive loss, net of tax. Net unrealized gains relating to trading securities have been reflected in the results of operations. The Company uses the specific identification method when identifying the cost basis used to calculate the gain or loss on these securities. Gains and losses for both available-for-sale and trading securities were not material in 2024, 2023 and 2022.

At December 31, 2024 and December 31, 2023, the Company had $69.6 million and $65.0 million, respectively, of available-for-sale municipal debt securities. These investments had an amortized cost of $70.1 million and $65.3 million, respectively. No allowance for credit losses related to our available-for-sale debt securities was recorded for the twelve months ended December 31, 2024. As of December 31, 2024 and December 31, 2023 the unrealized losses attributable to our available-for-sale debt securities was $0.6 million and $0.6 million, respectively. The fair value of available-for-sale debt securities with unrealized losses was $40.5 million at December 31, 2024 and $34.5 million at December 31, 2023.

NOTE 9 Property, Plant, and Equipment

Property, plant, and equipment, carried at cost, is summarized as follows at December 31, (in millions):

	2024	2023
Land	$ 34.8	$ 34.9
Buildings and improvements	269.6	249.8
Machinery, tools, and equipment	1,089.8	992.4
Construction-in-progress	135.7	131.6
Gross property, plant, and equipment	1,529.9	1,408.7
Less accumulated depreciation	(803.3)	(756.1)
PROPERTY, PLANT, AND EQUIPMENT, NET	**$ 726.6**	**$ 652.6**

Depreciable lives on buildings range between 20-45 years. Depreciable lives on machinery, tools, and equipment range between 3-15 years. The Company recorded depreciation expense of $81.3 million, $71.9 million and $63.4 million for 2024, 2023 and 2022, respectively.

NOTE 10 Other Accrued Liabilities

Other accrued liabilities consist of the following at December 31, (in millions):

	2024	2023
Customer program incentives	$ 51.7	$ 57.4
Accrued income taxes	21.4	21.1
Contract liabilities - deferred revenue	134.6	111.5
Customer refund liability	20.1	18.1
Accrued warranties[(1)]	20.6	15.6
Current operating lease liabilities	34.2	30.6
Other	89.8	110.9
TOTAL	**$ 372.4**	**$ 365.2**

(1) Refer to Note 22 – Guarantees for additional information regarding warranties.

NOTE 11 Other Non-Current Liabilities

Other non-current liabilities consist of the following at December 31, (in millions):

	2024	2023
Pensions	$ 167.1	$ 135.0
Other post-employment benefits	12.9	14.4
Deferred tax liabilities	236.4	240.3
Accrued warranties long-term[(1)]	21.1	23.6
Non-current operating lease liabilities	117.3	118.8
Other	124.7	128.5
TOTAL	**$ 679.5**	**$ 660.6**

(1) Refer to Note 22 – Guarantees for additional information regarding warranties.

NOTE 12 Retirement Benefits

The Company has funded and unfunded non-contributory U.S. and foreign defined benefit pension plans. Benefits under these plans are generally provided based on either years of service and final average pay or a specified dollar amount per year of service. The U.S. defined benefit pension plan has been closed to new participants since 2004, while the Canadian and UK defined benefit pension plans have been closed to new entrants since 2006 and 2007, respectively. These U.S., Canadian and UK employees are eligible instead for defined contribution plans.

The Company also has a number of health care and life insurance benefit plans covering eligible employees who reached retirement age while working for the Company. These benefits have been discontinued for substantially all future retirees. The Company anticipates future cost-sharing charges for its discontinued plans that are consistent with past practices. The Company uses a December 31 measurement date for all of its plans.

In 2022, the Company recognized a settlement loss in continuing operations relating to retirees that elected to receive lump-sum distributions from the Company's defined benefit pension plans of $7.0 million. This charge was the result of lump-sum payments which exceeded the threshold for settlement accounting under U.S. GAAP.

The Company's U.S. defined benefit pension plans were approximately 90% of the $657.1 million total pension benefit obligations at December 31, 2024.

The following table sets forth the reconciliation of beginning and ending balances of the benefit obligations and the plan assets for the Company's defined benefit pension and other benefit plans at December 31, (in millions):

	Pension Benefits		Other Benefits	
	2024	2023	2024	2023
Change in benefit obligation				
Benefit obligation at beginning of year	$ 674.9	$ 670.8	$ 16.1	$ 15.9
Service cost	0.6	0.6	—	—
Interest cost	33.4	35.2	0.8	0.8
Plan participants' contributions	—	—	—	—
Amendments	—	—	—	—
Actuarial loss/(gain)	5.4	18.1	(1.8)	0.3
Currency impact	(1.8)	3.2	—	—
Other	—	(0.1)	—	—
Benefits paid	(55.4)	(52.9)	(0.9)	(0.9)
Benefit obligation at end of year	$ 657.1	$ 674.9	$ 14.2	$ 16.1
Change in plan assets				
Fair value of plan assets at beginning of year	$ 543.1	$ 515.4	$ —	$ —
Actual return on plan assets	5.2	50.8	—	—
Employer contributions	8.2	26.5	0.9	0.9
Plan participants' contributions	—	—	—	—
Currency impact	(2.1)	3.3	—	—
Benefits paid	(55.4)	(52.9)	(0.9)	(0.9)
Fair value of plan assets at end of year	499.0	543.1	—	—
FUNDED STATUS	$ (158.1)	$ (131.8)	$ (14.2)	$ (16.1)
Amounts recognized in the consolidated balance sheet consist of:				
Prepaid pensions (included in Other long-term assets)	$ 15.5	$ 10.0	$ —	$ —
Accrued benefit liability (short-term and long-term)	(173.6)	(141.8)	(14.2)	(16.1)
NET AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET	$ (158.1)	$ (131.8)	$ (14.2)	$ (16.1)
Amounts recognized in Accumulated other comprehensive loss (income) consist of:				
Net actuarial loss (gain)	$ 251.6	$ 231.1	$ (6.1)	$ (4.7)
Prior service cost (credit)	5.6	6.0	—	—
NET AMOUNT RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE LOSS	$ 257.2	$ 237.1	$ (6.1)	$ (4.7)

The accumulated benefit obligation for all defined benefit pension plans was $657.1 million and $674.9 million at December 31, 2024 and 2023, respectively. Information with respect to plans with accumulated benefit obligations in excess of plan assets is as follows, (in millions):

	2024	2023
Projected benefit obligation	$ 468.8	$ 467.6
Accumulated benefit obligation	$ 468.8	$ 467.6
Fair value of plan assets	$ 295.2	$ 325.9

The following table sets forth the components of pension and other benefit costs for the years ended December 31, (in millions):

	Pension Benefits			Other Benefits		
	2024	2023	2022	2024	2023	2022
Components of net periodic benefit cost:						
Service cost	$ 0.6	$ 0.6	$ 0.9	$ —	$ —	$ —
Interest cost	33.4	35.2	28.0	0.8	0.8	0.5
Expected return on plan assets	(30.8)	(28.1)	(30.8)	—	—	—
Amortization of prior service cost (credit)	0.4	0.4	0.4	—	—	—
Amortization of actuarial losses (gains)	9.9	10.4	10.8	(0.4)	(0.5)	(0.2)
Curtailment and settlement losses	—	—	8.8	—	—	—
Net periodic benefit cost	$ 13.5	$ 18.5	$ 18.1	$ 0.4	$ 0.3	$ 0.3
Changes recognized in other comprehensive loss (income), before tax:						
Current year net actuarial loss (gain)	$ 31.0	$ (4.6)	$ 2.6	$ (1.8)	$ 0.3	$ (2.2)
Current year prior service credit	—	—	—	—	—	—
Amortization of prior service (cost) credit	(0.4)	(0.4)	(0.4)	—	—	—
Amortization of net actuarial (losses) gains	(9.9)	(10.4)	(10.8)	0.4	0.6	0.2
Currency impact	(0.5)	1.8	(2.0)	—	—	—
Settlement adjustment	—	—	(8.8)	—	—	—
Curtailment adjustments	—	—	—	—	—	—
Total recognized in other comprehensive loss	20.2	(13.6)	(19.4)	(1.4)	0.9	(2.0)
TOTAL RECOGNIZED IN NET PERIODIC PENSION COST AND OTHER COMPREHENSIVE LOSS	$ 33.7	$ 4.9	$ (1.3)	$ (1.0)	$ 1.2	$ (1.7)

During 2022, the Company recognized $7.0 million of settlement losses in continuing operations and $1.8 million of settlement losses in discontinued operations. Those settlement losses are the result of lump-sum distributions from the Company's defined benefit pension plans which exceeded the threshold for settlement accounting under U.S. GAAP for the year.

The Company also maintains four primary defined contribution pension plans. The total cost of the Company's defined

contribution plans was $36.7 million in 2024, $32.3 million in 2023 and $25.8 million in 2022, excluding the employer match for the 401(k) plan. This cost is not included in the above net periodic benefit cost for the defined benefit pension plans.

In 2022 the Company participated in one multi-employer defined benefit pension plan. The Company's total contributions while participating in this plan was $0.2 million in 2022. As of December 31, 2024 the Company was not an active participant in any multi-employer pension plans.

Assumptions

The following assumptions were used to determine the projected benefit obligations at the measurement date and the net periodic benefit cost for the year:

	Pension Benefits			Other Benefits		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
Weighted-average assumptions used to determine benefit obligations at December 31,						
Discount rate	5.58%	5.16%	5.46%	5.60%	5.20%	5.50%
Rate of compensation increase	0.08%	0.08%	0.08%	5.00%	5.00%	3.93%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31,						
Discount rate	5.16%	5.46%	2.79%	5.20%	5.50%	2.90%
Expected return on plan assets	5.93%	5.68%	4.59%	N/A	N/A	N/A
Rate of compensation increase	0.08%	0.08%	0.08%	5.00%	3.93%	3.87%

At the end of each year, the Company determines the appropriate expected return on assets for each plan based upon its strategic asset allocation (see discussion below). In making this determination, the Company utilizes expected returns for each asset class based upon current market conditions and expected risk premiums for each asset class.

The Company also determines the discount rate to be used to calculate the present value of pension plan liabilities at the end of each year. The discount rate for the Company's U.S. and Canadian pension plans is determined by matching the expected cash flows associated with its benefit obligations to the expected cash flows of a hypothetical portfolio of high quality, fixed income debt instruments with maturities that closely match the expected funding period of its pension liabilities. As of December 31, 2024, the Company used a discount rate of 5.60% for its U.S. pension plans compared to a discount rate of 5.20% used in 2023. For its Canadian pension plan, the Company used a discount rate of 4.58%

as of December 31, 2024 compared to a 4.61% discount rate used in 2023.

For its UK pension plan the discount rate was derived using a full yield curve and uses plan specific cash flows. The derived discount rate is the single discount rate equivalent to discounting these liability cash flows at the term-dependent spot rate of AA corporate bonds. This methodology resulted in a December 31, 2024 discount rate for the UK pension plan of 5.60% as compared to a discount rate of 4.80% used in 2023.

In 2024, 2023 and 2022 we used the Pri-2012 mortality table and the MP-2021 projection scale from 2012 to calculate the present value of our pension plan liabilities. In 2024, the Pri-2012 mortality table was adjusted to reflect plan specific geospatial characteristics as appropriate. The plan specific adjusted Pri-2012 mortality table with generational projection from 2012 using Scale MP-2021 was chosen as the best estimate based on the observed and anticipated experience of the plans after considering alternative tables.

The rate of compensation increase assumption reflects the Company's actual experience and best estimate of future increases.

The assumed health care cost trend rates used to determine the projected postretirement benefit obligation are as follows:

	Other Benefits		
	2024	**2023**	**2022**
Assumed health care cost trend rates at December 31,			
Health care cost trend assumed for next year	6.8%	6.8%	7.0%
Rate to which the cost trend is assumed to decline	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2031	2031	2031

Plan Assets

The Company's combined targeted 2025 weighted average asset allocation for domestic and foreign pension plans and the actual weighted average asset allocation for domestic and foreign pension plans at December 31, 2024 and 2023 by asset category are as follows:

| | Percentage of Plan Assets | | |
| | Target | Actual | |
Asset Category	2025	2024	2023
Equity securities	21%	21%	23%
Debt securities & Cash	79%	79%	77%
Alternative Investments	—%	—%	—%
TOTAL	**100%**	**100%**	**100%**

At the end of each year, the Company estimates the expected long-term rate of return on pension plan assets based on the strategic asset allocation for its plans. In making this determination, the Company utilizes expected rates of return for each asset class based upon current market conditions and expected risk premiums for each asset class. The Company has written investment policies and asset allocation guidelines for its domestic and foreign pension plans. In establishing these policies, the Company has considered that its various pension plans are a major retirement vehicle for most plan participants and has acted to discharge its fiduciary responsibilities with regard to the plans solely in the interest of such participants and their beneficiaries. The goal underlying the establishment of the investment policies is to provide that pension assets shall be invested in a prudent manner and so that, together with the expected contributions to the plans, the funds will be sufficient to meet the obligations of the plans as they become due.

To achieve this result, the Company conducts a periodic strategic asset allocation study to form a basis for the allocation of pension assets between various asset categories. Specific policy benchmark percentages are assigned to each asset category with minimum and maximum ranges established for each. The assets are then tactically managed within these ranges. Derivative investments include futures contracts used by the plan to adjust the level of its investments within an asset allocation category. The actual and target percentages reported in the preceding table reflect the economic exposure to each asset category, including the impact of derivative positions. All futures contracts are 100% supported by cash or cash equivalent investments. At no time may derivatives be utilized to leverage the asset portfolio. At December 31, 2024 and 2023, there were no holdings of Company stock in pension plan assets.

The Company's other post-employment benefits are unfunded; therefore, no asset information is reported.

The fair value of the Company's pension plan assets at December 31, 2024 and 2023, by asset category are as follows (in millions):

Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Market for Similar Asset (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Priced Using Net Asset Value
Cash and cash equivalents	$ 3.0	$ 1.1	$ 1.9	$ —	$ —
Equity securities:					
Equity Mutual Funds	14.7	14.7	—	—	—
Common Pooled Equity Funds[(a)]	87.6	—	87.6	—	—
Fixed Income Securities:					
U.S. Treasuries	41.3	—	41.3	—	—
State and Local Municipal Bonds	7.6	—	7.6	—	—
Sovereign Debt	8.7	—	8.7	—	—
Corporate Bonds[(b)]	131.1	—	131.1	—	—
Fixed Income Mutual Funds	15.7	15.7	—	—	—
Common Pooled Fixed Income Funds[(c)]	186.8	—	186.8	—	—
Alternative Investment Funds	0.5	—	—	—	0.5
Common Pooled Funds[(d)]	2.0	0.4	1.6	—	—
BALANCE AT DECEMBER 31, 2024	**$ 499.0**	**$ 31.9**	**$ 466.6**	**$ —**	**$ 0.5**

Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Market for Similar Asset (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Priced Using Net Asset Value
Cash and cash equivalents	$ 18.0	$ 12.1	$ 5.9	$ —	$ —
Equity securities:					
Equity Mutual Funds	22.9	22.9	—	—	—
Common Pooled Equity Funds[a]	98.5	—	98.5	—	—
Fixed Income Securities:					
U.S. Treasuries	42.4	—	42.4	—	—
State and Local Municipal Bonds	7.6	—	7.6	—	—
Sovereign Debt	6.7	—	6.7	—	—
Corporate Bonds[b]	120.3	—	120.3	—	—
Fixed Income Mutual Funds	47.0	47.0	—	—	—
Common Pooled Fixed Income Funds[c]	176.7	—	176.7	—	—
Alternative Investment Funds	0.8	—	—	—	0.8
Common Pooled Funds[d]	2.2	0.4	1.8	—	—
BALANCE AT DECEMBER 31, 2023	**$ 543.1**	**$ 82.4**	**$ 459.9**	**$ —**	**$ 0.8**

(a) Investments in Common Pooled Equity Funds, including funds and fund products investing in various equity securities.
(b) Includes primarily investment grade bonds from diverse industries.
(c) Investments in Common Pooled Fixed Income Funds, including funds and fund products investing in various fixed income investments.
(d) Investments in Common Pooled Funds, consisting of equities and fixed income securities.

Contributions

The Company contributed $10.0 million and $2.5 million to its U.S. and foreign qualified plans, respectively, in 2022 and the Company contributed $20.0 million to its U.S. qualified plans in 2023. The Company contributed $1.3 million to its foreign qualified plans in 2024 and made a $20.0 million contribution to its U.S. qualified plans in January of 2025.

Estimated Future Benefit Payments

The following domestic and foreign benefit payments, which reflect future service, as appropriate, are expected to be paid as follows (in millions):

	Pension Benefits	Other Benefits
2025	$ 56.1	$ 1.4
2026	$ 55.6	$ 1.3
2027	$ 55.1	$ 1.3
2028	$ 54.4	$ 1.2
2029	$ 53.5	$ 1.2
2030-2034	$ 252.4	$ 5.1

NOTE 13 Debt

The following table sets forth the Company's long-term debt at December 31, (in millions):

	Maturity	2024	2023
Senior notes at 3.35%	2026	$ 399.2	$ 398.6
Senior notes at 3.15%	2027	298.6	298.0
Senior notes at 3.50%	2028	447.7	447.0
Senior notes at 2.300%	2031	297.2	296.7
Term loan, net of current portion of $0 million and $15 million, respectively	2026	—	582.9
TOTAL LONG-TERM DEBT[a]		**$ 1,442.7**	**$ 2,023.2**

(a) Long-term debt is presented net of debt issuance costs and unamortized discounts.

In December 2023, the Company entered into a new Term Loan Agreement (the "Term Loan Agreement") with a syndicate of lenders under which the Company borrowed $600 million on an unsecured basis to partially finance the Systems Control acquisition, which was completed on December 12, 2023. Borrowings under the Term Loan Agreement bore interest generally at either the adjusted term SOFR rate plus an applicable margin (determined by a ratings based grid) or the alternative base rate. The principal amount of borrowings under the Term Loan Agreement amortized in equal quarterly installments of 2.5% in year one, 2.5% in year two, and 5% in year three, and the remaining borrowings under the Term Loan Agreement were due and payable in full at maturity in December 2026. The Company had the option to make principal payments in excess of the amortization schedule at its discretion; as such, during the fourth quarter of 2024, the Company repaid the remainder of the Term Loan and no balance was outstanding at December 31, 2024.

The Company, as borrower, and its subsidiaries Hubbell Power Holdings S.à r.l. and Harvey Hubbell Holdings S.à r.l., each as a subsidiary borrower (collectively, the "Subsidiary Borrowers"), are parties to a five-year credit agreement with a syndicate of lenders and JPMorgan Chase, N.A., as administrative agent, that provides a $750 million committed revolving credit facility (the "2021 Credit Facility"), which matures on March 12, 2026. Commitments under the 2021 Credit Facility may be increased to an aggregate amount not to exceed $1.25 billion. The 2021 Credit Facility includes a $50 million sub-limit for the issuance of letters of credit. The sum of the dollar amount of loans and letters of credit to the Subsidiary Borrowers under the 2021 Credit Facility may not exceed $75 million.

The interest rate applicable to borrowings under the 2021 Credit Facility is either (i) the alternate base rate (as defined in the Revolving Credit Agreement) or (ii) the adjusted SOFR rate plus an applicable margin (determined by a ratings based grid).

The 2021 Credit Facility contains a sole financial covenant requiring that, as of the last day of each fiscal quarter, the ratio of total indebtedness to total capitalization shall not be greater than 65%. The Company was in compliance with this covenant as of December 31, 2024. As of December 31, 2024 and December 31, 2023, the 2021 Credit Facility was undrawn.

In connection with entry into the 2021 Credit Facility, the Company terminated all commitments under the existing credit facility dated as of January 31, 2018.

On March 12, 2021, the Company completed a public offering of $300 million aggregate principal amount of its 2.300% Senior Notes due 2031 (the "2031 Notes"). The net proceeds from the offering were approximately $295.5 million after deducting the underwriting discount and estimated offering expenses payable by the Company. The 2031 Notes bear interest at a rate of 2.300% per annum from March 12, 2021. Interest on the 2031 Notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2021. The 2031 Notes will mature on March 15, 2031. The 2031 Notes are callable at any time with a make whole premium and are only subject to accelerated payment prior to maturity in the event of a default (including as a result of the Company's

failure to meet certain non-financial covenants) under the indenture governing the notes or upon a change in control triggering event as defined in such indenture. The Company was in compliance with all non-financial covenants as of December 31, 2024.

In February 2018, the Company completed a public offering of $450 million of senior, unsecured, notes maturing in February 2028 and bearing interest at a fixed rate of 3.50% (the "2028 Notes"). Net proceeds from the issuance of the 2028 Notes were $442.6 million after deducting the discount on such notes and offering expenses paid by the Company. The 2028 Notes are callable at any time at specified prices and are only subject to accelerated payment prior to maturity upon customary events of a default under the indenture governing the 2028 Notes, as modified by the supplemental indenture creating such notes, or upon a change in control triggering event as defined in such indenture.

In August 2017, the Company completed a public debt offering of $300 million of long-term unsecured, unsubordinated notes maturing in August 2027 and bearing interest at a fixed rate of 3.15% (the "2027 Notes"). Net proceeds from the issuance were $294.6 million after deducting the discount on the notes and offering expenses paid by the Company.

In March 2016, the Company completed a public debt offering of $400 million of long-term unsecured, unsubordinated notes maturing in March 2026 and bearing interest at a fixed rate of 3.35% (the "2026 Notes"). Net proceeds from the issuance were $393.4 million after deducting the discount on the notes and offering expenses paid by the Company.

The 2026 Notes, 2027 Notes, 2028 Notes and 2031 Notes, are all fixed rate indebtedness, are callable at any time with a make whole premium and are only subject to accelerated payment prior to maturity in the event of a default (including as a result of the Company's failure to meet certain non-financial covenants) under the indenture governing the notes, as modified by the supplemental indentures creating such notes, or upon a change in control triggering event as defined in such indenture. The Company was in compliance with all non-financial covenants as of December 31, 2024.

At December 31, 2024 and 2023, the Company had $125.4 million and $117.4 million, respectively, of short-term debt and current portion of long-term debt outstanding composed of:

- $123 million of commercial paper borrowings outstanding at December 31, 2024, and $100 million of commercial paper borrowings outstanding at December 31, 2023, which was used to fund the Systems Control acquisition.

- $15.0 million of long-term debt classified as short-term within current liabilities in the Consolidated Balance Sheets, reflecting maturities within the next 12 months relating to borrowing under the Term Loan Agreement at December 31, 2023.

- $2.4 million of short-term debt outstanding at December 31, 2024 and December 31, 2023, respectively, which consisted of borrowings to support our international operations and amounts outstanding under our commercial card program.

Other information related to short-term debt at December 31, is summarized below:

	2024	2023
Weighted average interest rate on short-term debt:		
At year end	4.49%	5.66%

The Company also maintains other lines of credit that are primarily used to support the issuance of letters of credit. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. At December 31, 2024 and 2023 these lines totaled $55.3 million and $55.9 million, respectively, of which $41.1 million and $23.4 million was utilized to support letters of credit and the remaining amount was unused. The annual commitment fees associated with these lines of credit are not material.

Interest and fees paid related to total indebtedness was $83.6 million, $49.9 million and $47.5 million in 2024, 2023 and 2022, respectively.

NOTE 14 Income Taxes

The following table sets forth selected data with respect to the Company's income tax provisions of continuing operations for the years ended December 31, (in millions):

		2024		2023		2022
Income before income taxes:						
United States	$	849.8	$	848.0	$	528.9
International		155.5		135.3		128.1
TOTAL INCOME BEFORE INCOME TAXES	**$**	**1,005.3**	**$**	**983.3**	**$**	**657.0**
Provision for income taxes — current:						
Federal	$	150.2	$	165.6	$	120.3
State		33.0		35.6		24.2
International		36.9		32.3		23.5
Total provision — current	$	220.1	$	233.5	$	168.0
Provision for income taxes — deferred:						
Federal	$	12.4	$	(8.5)	$	(26.2)
State		(3.6)		(8.0)		(3.9)
International		(7.1)		0.3		2.3
Total provision — deferred	$	1.7	$	(16.2)	$	(27.8)
TOTAL PROVISION FOR INCOME TAXES	**$**	**221.8**	**$**	**217.3**	**$**	**140.2**

Deferred tax assets and liabilities result from differences in the basis of assets and liabilities for tax and financial statement purposes. The components of the deferred tax assets/(liabilities) of continuing operations at December 31, were as follows (in millions):

	2024	2023
Deferred tax assets:		
Inventories	$ 8.5	$ 12.0
Lease liabilities	38.2	42.5
Income tax credits	23.9	26.1
Accrued liabilities	38.0	42.5
Pension	33.0	32.2
Post retirement and post employment benefits	3.4	3.9
Stock-based compensation	8.0	7.4
Loss carryforwards	10.4	12.7
Capitalized research expenditures	56.2	40.0
Miscellaneous other	23.3	25.0
Gross deferred tax assets	242.9	244.3
Valuation allowance	(34.1)	(37.4)
Total deferred tax assets, net of valuation allowance	208.8	206.9
Deferred tax liabilities:		
Liability on undistributed foreign earnings	(5.3)	(9.4)
Goodwill and intangibles	(335.1)	(329.0)
Right-of-use assets	(36.8)	(41.8)
Property, plant, and equipment	(60.5)	(59.8)
Total deferred tax liabilities	(437.7)	(440.0)
TOTAL NET DEFERRED TAX LIABILITY	**$ (228.9)**	**$ (233.1)**
Deferred taxes are reflected in the Consolidated Balance Sheet as follows:		
Non-current tax assets (included in Other long-term assets)	$ 7.5	$ 7.2
Non-current tax liabilities (included in Other Non-Current Liabilities)	(236.4)	(240.3)
TOTAL NET DEFERRED TAX LIABILITY	**$ (228.9)**	**$ (233.1)**

As of December 31, 2024, the Company had a total of $23.9 million of U.S. federal, state (net of federal benefit) and foreign tax credit carryforwards, available to offset future income taxes. As of December 31, 2024, $1.9 million of the tax credits may be carried forward indefinitely while the remaining $22.0 million will begin to expire at various times in 2025 through 2053. As of December 31, 2024, the Company had recorded tax benefits totaling $10.4 million for U.S. federal, state and foreign net operating loss carryforwards ("NOLs"). As of December 31, 2024, $4.4 million of NOLs may be carried forward indefinitely while the remaining $6.0 million will begin to expire at various times in 2025 through 2054. The tax benefit related to a portion of these NOLs has been adjusted to reflect an "ownership change" pursuant to Internal Revenue Code Section 382, which imposes an annual limitation on the utilization of pre-acquisition operating losses. The Company has recorded a net valuation allowance of $34.1 million on certain deferred tax assets including a portion of foreign and state tax credit carryforwards, capital loss carryforwards and NOLs that the Company anticipates will expire prior to utilization.

During 2024, the Company repatriated certain of its foreign earnings. As of December 31, 2024, the Company also anticipates repatriating certain of its foreign earnings in the future. The accompanying financial statements reflect the income tax expense associated with actual and anticipated remittances related to certain of our outside basis differences. The Company has not provided for the income tax effects of distributing the remaining approximately $333 million of undistributed foreign earnings as those amounts are either permanently reinvested or intended to be reinvested in our international operations. It is not practicable to estimate the tax cost associated with a remittance of such earnings.

Cash payments of income taxes were $225.3 million, $215.0 million and $168.0 million in 2024, 2023, and 2022, respectively.

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The IRS and other tax authorities routinely audit the Company's tax returns. These audits can involve complex issues which may require an extended period of time to resolve. In January 2023 the Company completed its 2018 U.S. federal tax examination with no material adjustments. The Company is currently not under a U.S. tax audit. The Company is under audit in the UK for the tax year 2021. With few exceptions, the Company is no longer subject to state, local, or income tax examinations by tax authorities for years prior to 2020.

The following tax years, by major jurisdiction, are still subject to examination by taxing authorities:

Jurisdiction	Open Years
United States	2021-2024
UK	2021-2024
Puerto Rico	2020-2024
Canada	2020-2024

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2024	2023	2022
Unrecognized tax benefits at beginning of year	$ 47.0	$ 42.1	$ 41.2
Additions based on tax positions relating to the current year	10.0	10.4	12.1
Reductions based on expiration of statute of limitations	(7.2)	(7.6)	(4.8)
Additions/(Subtractions) to tax positions relating to previous years	(0.4)	2.8	(6.2)
Settlements	(1.2)	(0.7)	(0.2)
TOTAL UNRECOGNIZED TAX BENEFITS	**$ 48.2**	**$ 47.0**	**$ 42.1**

Included in the balance at December 31, 2024 are approximately $42.3 million of tax positions which, if in the future are determined to be recognizable, would affect the annual effective income tax rate. Additionally, there are $0.6 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the applicable taxing authority to an earlier period. It is reasonably possible that in the next twelve months, because of changes in facts and circumstances, the unrecognized tax benefits may increase or decrease.

The Company estimates a possible decrease of approximately $3 million to $6 million within the next twelve months due to the expiration of the statute of limitations and audit resolutions.

The Company's policy is to record interest and penalties associated with the underpayment of income taxes within Provision for income taxes in the Consolidated Statement of Income. The Company recognized expense (benefit), before federal tax impact, related to interest and penalties of $0.7 million in 2024, $1.2 million in 2023 and $(1.0) million in 2022. The Company had $8.6 million and $7.9 million accrued for the payment of interest and penalties as of December 31, 2024 and December 31, 2023, respectively.

The consolidated effective income tax rate varied from the United States federal statutory income tax rate of continuing operations for the years ended December 31, as follows:

	2024	2023	2022
Federal statutory income tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit	2.3	2.2	2.4
Foreign income taxes	(0.2)	0.4	(0.2)
Federal R&D Credit	(0.7)	(0.7)	(0.8)
Other, net	(0.3)	(0.8)	(1.1)
CONSOLIDATED EFFECTIVE INCOME TAX RATE	**22.1%**	**22.1%**	**21.3%**

NOTE 15 Financial Instruments and Fair Value Measurement

Financial Instruments

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist of trade receivables, cash equivalents and investments. The Company grants credit terms in the normal course of business to its customers. Due to the diversity of its product lines, the Company has an extensive customer base including electrical distributors and wholesalers, electric utilities, equipment manufacturers, electrical contractors, telecommunication companies and retail and hardware outlets. We are not dependent on a single customer, however, the Company's top ten customers account for approximately 41% of its Net sales. As part of its ongoing procedures, the Company monitors the credit worthiness of its customers. Bad debt write-offs have historically been minimal. The Company places its cash and cash equivalents with financial institutions and limits the amount of exposure in any one institution.

At December 31, 2024 our accounts receivable balance was $756.0 million, net of allowances of $11.3 million. The allowance for doubtful accounts has not materially changed since December 31, 2023.

Fair Value: The carrying amounts reported in the Consolidated Balance Sheet for cash and cash equivalents, short-term investments, receivables, bank borrowings, accounts payable and accruals approximate their fair values given the immediate or short-term nature of these items. See also Note 8 — Investments.

Fair value measurements

At December 31, 2024 and 2023 the Company had $100.8 million and $88.4 million respectively, of investments carried on the balance sheet at fair value. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The FASB fair value measurement guidance established a fair value hierarchy that prioritizes the inputs used to measure fair value. Refer to Note 8 — Investments for more information about these investments.

The three broad levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly

Level 3 – Unobservable inputs for which little or no market data exists, therefore requiring a company to develop its own assumptions

The following tables show, by level within the fair value hierarchy, the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis at December 31, 2024 and 2023 (in millions):

Asset (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Markets for Similar Assets (Level 2)	Unobservable inputs for which little or no market data exists (Level 3)	Total
Money market funds[a]	$ 63.2	$ —	$ —	$ 63.2
Time Deposits[d]	—	3.1	—	3.1
Available for sale investments	—	69.6	—	69.6
Trading securities	28.1	—	—	28.1
Deferred compensation plan liabilities	(28.1)	—	—	(28.1)
Derivatives:				
Forward exchange contracts-Assets[b]	—	1.4	—	1.4
BALANCE AT DECEMBER 31, 2024	**$ 63.2**	**$ 74.1**	**$ —**	**$ 137.3**

Asset (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Quoted Prices in Active Markets for Similar Assets (Level 2)	Unobservable inputs for which little or no market data exists (Level 3)		Total
Money market funds[a]	$	105.1	$ —	$ —	$	105.1
Available-for-sale investments		—	65.0	—		65.0
Trading securities		23.4	—	—		23.4
Deferred compensation plan liabilities		(23.4)	—	—		(23.4)
Derivatives:						
Forward exchange contracts-(Liabilities)[c]		—	(0.5)	—		(0.5)
BALANCE AT DECEMBER 31, 2023	**$**	**105.1**	**$ 64.5**	**$ —**	**$**	**169.6**

(a) *Money market funds are included in Cash and cash equivalents in the Consolidated Balance Sheet.*
(b) *Forward exchange contracts-Assets are reflected in Other current assets in the Consolidated Balance Sheet.*
(c) *Forward exchange contracts-(Liabilities) are reflected in Other accrued liabilities in the Consolidated Balance Sheet.*
(d) *Time deposits are reflected in current and long term investments depending on their maturity date in the Consolidated Balance Sheet.*

The methods and assumptions used to estimate the Level 2 fair values were as follows:

Forward exchange contracts – The fair value of forward exchange contracts were based on quoted forward foreign exchange prices at the reporting date.

Available-for-sale municipal bonds classified in Level 2 – The fair value of available-for-sale investments in municipal bonds is based on observable market-based inputs, other than quoted prices in active markets for identical assets.

Deferred compensation plan

The Company offers certain employees the opportunity to participate in non-qualified deferred compensation plans. A participant's deferrals are invested in a variety of participant-directed debt and equity mutual funds that are classified as trading securities. During 2024 and 2023, the Company purchased $4.9 million and $3.7 million, respectively, of trading securities related to these deferred compensation plans. As a result of participant distributions, the Company sold $3.0 million and $2.2 million of these trading securities in 2024 and 2023 respectively. The unrealized gains and losses associated with these trading securities are directly offset by the changes in the fair value of the underlying deferred compensation plan obligation.

Long-term Debt

The total carrying value of long-term debt as of December 31, 2024 was $1,442.7 million, net of unamortized discount and debt issuance costs. As of December 31, 2023 the carrying value of long-term debt was $2,038.2 million, including the $15.0 million current portion of the Term Loan, net of unamortized discount and debt issuance costs. The estimated fair value of the long-term debt as of December 31, 2024 and December 31, 2023 was $1,367.3 million and $1,951.6 million, respectively, using quoted market prices in active markets for similar liabilities (Level 2).

NOTE 16 Commitments and Contingencies

Legal and Environmental

The Company is subject to various legal proceedings arising in the normal course of its business. These proceedings include claims for damages arising out of use of the Company's products, intellectual property, workers' compensation and environmental matters. The Company is self-insured up to specified limits for certain types of claims, including product liability and workers' compensation, and is fully self-insured for certain other types of claims, including environmental and intellectual property matters. The Company recognizes a liability for any contingency that in management's judgment is probable of occurrence and can be reasonably estimated. We continually reassess the likelihood of adverse judgments and outcomes in these matters, as well as estimated ranges of possible losses based upon an analysis of each matter which includes advice of outside legal counsel and, if applicable, other experts.

The Company is subject to environmental laws and regulations which may require that it investigate and remediate the effects of potential contamination associated with past and present operations as well as those acquired through business combinations. Environmental liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The Company continues to monitor these environmental matters and revalues its liabilities as necessary. Total environmental liabilities were $6.6 million and $6.7 million as of December 31, 2024 and 2023, respectively.

The Company accounts for conditional asset retirement and environmental obligations in accordance with the applicable accounting guidance. The accounting guidance defines "conditional asset retirement obligation" as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Asset retirement obligations were not material as of December 31, 2024 and 2023.

NOTE 17   Capital Stock

Activity in the Company's common shares outstanding is set forth below for the three years ended December 31, 2024 (in thousands):

	Common Stock
OUTSTANDING AT DECEMBER 31, 2021	**54,518**
Exercise of stock appreciation rights	62
Director compensation arrangements, net	6
Restricted/performance shares activity, net of forfeitures	86
Acquisition/surrender of shares	(983)
OUTSTANDING AT DECEMBER 31, 2022	**53,689**
Exercise of stock appreciation rights	77
Director compensation arrangements, net	4
Restricted/performance shares activity, net of forfeitures	127
Acquisition/surrender of shares	(167)
OUTSTANDING AT DECEMBER 31, 2023	**53,730**
Exercise of stock appreciation rights	72
Director compensation arrangements, net	4
Restricted/performance shares activity, net of forfeitures	105
Acquisition/surrender of shares	(151)
OUTSTANDING AT DECEMBER 31, 2024	**53,760**

For accounting purposes, the Company treats repurchased shares as constructively retired when acquired and accordingly charges the purchase price against Common Stock par value, Additional paid-in capital and Retained earnings to the extent required. Shares may be repurchased through the Company's stock repurchase program, acquired by the Company from employees or surrendered to the Company by employees in settlement of their minimum tax liability on vesting of restricted shares and performance shares under the Hubbell Incorporated 2005 Incentive Award Plan as amended and restated (the "Award Plan").

Shares of the Company's common stock were reserved at December 31, 2024 as follows (in thousands):

	Common Stock
Future grant of stock-based compensation	1,162
Shares reserved under other equity compensation plans	122
TOTAL	**1,284**

NOTE 18   Stock-Based Compensation

As of December 31, 2024, the Company had various stock-based awards outstanding which were issued to executives and other key employees. The Company recognizes the grant-date fair value of all stock-based awards to employees over their respective requisite service periods (generally equal to an award's vesting period), net of estimated forfeitures. A stock-based award is considered vested for expense attribution purposes when the employee's retention of the award is no longer contingent on providing subsequent service. For those awards that vest immediately upon retirement eligibility, the Company recognizes compensation cost immediately for retirement-eligible individuals or over the period from the grant date to the date retirement eligibility is achieved, if less than the stated vesting period.

The Company's long-term incentive program for awarding stock-based compensation includes a combination of restricted stock, stock appreciation rights ("SARs"), and performance shares of the Company's common stock pursuant to the Award Plan. Under the Award Plan, the Company may authorize up to 9.7 million shares of common stock to settle awards of restricted stock, performance shares, or SARs. The Company issues new shares to settle stock-based awards. In 2024, the Company's grant of stock-based awards included restricted stock, SARs and performance shares.

Stock-based compensation expense recognized by the Company was $30.6 million in 2024, $26.5 million in 2023 and $24.5 million in 2022. The total income tax benefit recognized was $4.2 million in 2024, $4.0 million in 2023, and $3.9 million in 2022. The net tax windfall recorded as a result of exercise or vesting (depending on the type of award) was $7.5 million, $6.4 million, and $3.2 million in 2024, 2023 and 2022, respectively. As of December 31, 2024, there was $21.8 million, pretax, of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This cost is expected to be primarily recognized through 2027.

Stock-based compensation expense is recorded in S&A expense as well as Cost of goods sold. Of the total 2024 expense, $28.8 million was recorded to S&A expense and $1.8 million was recorded to Cost of goods sold. In 2023 and 2022, $24.9 million and $23.2 million, respectively, was recorded to S&A expense and $1.6 million and $1.3 million, respectively, was recorded to Cost of goods sold. Stock-based compensation costs capitalized to inventory was $0.6 million in 2024, $0.7 million in 2023 and $0.4 million in 2022.

Each of the compensation arrangements is discussed below.

Restricted Stock

The Company issues various types of restricted stock, of which the restricted stock awards are considered outstanding at the time of grant, as the award holders are entitled to dividends and voting rights. Unvested restricted stock awards are considered participating securities when computing earnings per share. Restricted stock unit award holders are not entitled to dividend equivalents or voting

rights until settlement. Restricted stock grants are not transferable and are subject to forfeiture in the event of the recipient's termination of employment prior to vesting.

Restricted Stock Awards Issued to Employees - Service Condition

Restricted stock awards that vest based upon a service condition are expensed on a straight-line basis over the requisite service period. These awards generally vest either in three equal installments on each of the first three anniversaries of the grant date or on the third year anniversary of the grant date. The fair value of these awards is measured by the average of the high and low trading prices of the Company's common stock on the most recent trading day immediately preceding the grant date ("measurement date").

Restricted Stock Awards Issued to Non-employee Directors

In 2024, 2023 and 2022, each non-employee director received a restricted stock award. These awards are made on the date of the annual meeting of shareholders and vest at the following year's annual meeting of shareholders, or upon certain other events. The award is subject to forfeiture if the director's service terminates prior to the date of the next regularly scheduled annual meeting of shareholders. During 2024, 2023 and 2022, the Company issued awards of 3,629 shares, 4,655 shares, and 5,952 shares, respectively, to non-employee directors.

Restricted Stock Awards Issued to Employees and Non-employee Directors

Activity related to both employee and non-employee restricted stock awards for the year ended December 31, 2024 is as follows (in thousands, except per share amounts):

	Shares	Weighted Average Grant Date Fair Value/Share
RESTRICTED STOCK AT DECEMBER 31, 2023	**169**	**$ 181.29**
Shares granted	44	356.94
Shares vested	(54)	191.53
Shares forfeited	(8)	289.84
RESTRICTED STOCK AT DECEMBER 31, 2024	**151**	**$ 221.92**

The weighted average fair value per share of restricted stock awards granted in 2024, 2023 and 2022 was $356.94, $249.36 and $187.07, respectively. The total fair value of restricted stock awards vested in 2024, 2023 and 2022 was $10.4 million, $9.7 million and $8.4 million, respectively.

Restricted Stock Units Issued to Employees - Service Condition

Restricted stock units that vest based upon a service condition are expensed on a straight-line basis over the requisite service period. These awards generally vest in three equal installments on each of the first three anniversaries of the grant date. The fair value of these awards is measured

by the average of the high and low trading prices of the Company's common stock on the measurement date reduced by the present value of dividends expected to be paid during the requisite service period.

In 2024, the Company granted 1,854 restricted stock units with a weighted average fair value per share of $341.99.

Stock Appreciation Rights

SARs grant the holder the right to receive, once vested, the value in shares of the Company's common stock equal to the positive difference between the grant price, as determined using the mean of the high and low trading prices of the Company's common stock on the measurement date, and the fair market value of the Company's common stock on the date of exercise. This amount is payable in shares of the Company's common stock. SARs vest and become exercisable in three equal installments during the first three years following the grant date and expire ten years from the grant date.

Activity related to SARs for the year ended December 31, 2024 is as follows (in thousands, except per share amounts):

	Number of Rights	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
OUTSTANDING AT DECEMBER 31, 2023	**627**	**$ 165.84**		
Granted	64	352.78		
Exercised	(198)	144.31		
Forfeited	(4)	263.24		
Canceled	—	204.27		
OUTSTANDING AT DECEMBER 31, 2024	**489**	**$ 198.12**	**6.5 years**	**$ 107,916**
EXERCISABLE AT DECEMBER 31, 2024	**323**	**$ 160.16**	**5.6 years**	**$ 83,664**

The aggregated intrinsic value of SARs exercised during 2024, 2023 and 2022 was $46.2 million, $36.6 million and $21.0 million, respectively.

The fair value of each SAR award was measured using the Black-Scholes option pricing model.

The following table summarizes the weighted-average assumptions used in estimating the fair value of the SARs granted during the years 2024, 2023 and 2022:

Grant Date	Expected Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Term	Weighted Avg. Grant Date Fair Value of 1 SAR
2024	1.5%	25.7%	4.0%	4.8 years	$ 88.17
2023	1.8%	28.0%	3.7%	4.9 years	$ 62.79
2022	2.1%	27.4%	1.9%	4.9 years	$ 39.68

The expected dividend yield was calculated by dividing the Company's expected annual dividend by the average stock price for the past three months. Expected volatilities are based on historical volatilities of the Company's stock for a period consistent with the expected term. The expected term of SARs granted was based upon historical exercise behavior of SARs. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the award.

Performance Shares

Performance shares represent the right to receive a share of the Company's common stock subject to the achievement of certain market or performance conditions established by the Company's Compensation Committee and measured over a three year period. Partial vesting in these awards may occur after separation from the Company for retirement eligible employees. Shares are not vested until approved by the Company's Compensation Committee.

Performance Shares - Market Condition

In February 2024, 2023, and 2022, the Company granted performance share awards with an aggregate target payout of 8,736, 11,481 and 14,076 shares, respectively, that will vest subject to a market condition and service condition through the performance period. The market condition associated with the awards is the Company's total shareholder return ("TSR") compared to the TSR generated by the companies that comprise the S&P Capital Goods 900 index over a three-year performance period. Performance at target will result in vesting and issuance of the number of performance shares subject to the award, equal to 100% payout. Performance below or above target can result in issuance in the range of 0%-200% of the number of shares subject to the award. Expense is recognized irrespective of the market condition being achieved.

The fair value of the performance share awards with a market condition for these grants was determined based upon a lattice model. The following table summarizes the related assumptions used to determine the fair values of the performance share awards with a market condition granted during February 2024, 2023 and 2022:

Grant Date	Stock Price on Measurement Date	Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Term	Weighted Avg. Grant Date Fair Value
February 2024	$ 352.55	1.4%	30.6%	4.1%	2.9 years	$ 483.99
February 2023	$ 241.17	1.9%	39.4%	4.1%	2.9 years	$ 279.47
February 2022	$ 185.87	2.3%	39.7%	1.6%	2.9 years	$ 221.94

Expected volatilities are based on historical volatilities of the Company's and members of the peer group's stock over the expected term of the award. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the expected term of the award.

Performance Shares - Performance Condition

In February 2024, 2023, and 2022, the Company granted performance share awards with a target payout of 17,770, 23,316 and 28,628 shares, respectively, that will vest subject to an internal Company-based performance condition and service requirement.

Fifty percent of these performance shares subject to the award will vest based on the Company's compounded annual growth rate of Net sales as compared to that of the companies that comprise the S&P Capital Goods 900 index. Fifty percent of these performance shares

subject to the award will vest based on achieved operating profit margin performance as compared to internal targets. Each of these performance conditions is measured over the same three-year performance period. The cumulative result of these performance conditions can result in a number of shares earned in the range of 0%-200% of the target number of shares subject to the award.

The fair value of the award is measured based upon the average of the high and low trading prices of the Company's common stock on the measurement date reduced by the present value of dividends expected to be paid during the requisite service period. The Company expenses these awards on a straight-line basis over the requisite service period and including an assessment of the performance achieved to date. The weighted average fair value per share was $341.19, $230.64 and $174.48 for the awards granted in 2024, 2023, and 2022, respectively.

Grant Date	Fair Value	Performance Period	Payout Range
February 2024	$ 341.19	Jan 2024 - Dec 2026	0-200%
February 2023	$ 230.64	Jan 2023 - Dec 2025	0-200%
February 2022	$ 174.48	Jan 2022 - Dec 2024	0-200%

NOTE 19 Earnings Per Share

The Company computes earnings per share using the two-class method, which is an earnings allocation formula that determines earnings per share for common stock and participating securities. Restricted stock granted by the Company is considered a participating security since it contains a non-forfeitable right to dividends.

The following table sets forth the computation of earnings per share for the three years ended December 31 (in millions, except per share amounts):

		2024		2023		2022
Numerator:						
Net income from continuing operations attributable to Hubbell Incorporated	$	777.8	$	759.8	$	511.3
Less: Earnings allocated to participating securities		(1.5)		(1.8)		(1.3)
Net income from continuing operations available to common shareholders	$	776.3	$	758.0	$	510.0
Net income from discontinued operations attributable to Hubbell Incorporated	$	—	$	—	$	34.6
Less: Earnings allocated to participating securities		—		—		(0.1)
Net income from discontinued operations available to common shareholders	$	—	$	—	$	34.5
Net income attributable to Hubbell Incorporated	$	777.8	$	759.8	$	545.9
Less: Earnings allocated to participating securities		(1.5)		(1.8)		(1.4)
Net income available to common shareholders	$	776.3	$	758.0	$	544.5
Denominator:						
Average number of common shares outstanding		53.7		53.6		53.7
Potential dilutive shares		0.3		0.4		0.4
Average number of diluted shares outstanding		54.0		54.0		54.1
Basic earnings per share:						
Basic earnings per share from continuing operations	$	14.46	$	14.14	$	9.49
Basic earnings per share from discontinued operations		—		—		0.64
Basic earnings per share	$	14.46	$	14.14	$	10.13
Diluted earnings per share:						
Diluted earnings per share from continuing operations	$	14.37	$	14.05	$	9.43
Diluted earnings per share from discontinued operations		—		—		0.64
Diluted earnings per share	$	14.37	$	14.05	$	10.07

The Company did not have any material anti-dilutive securities in 2024, 2023 or 2022.

NOTE 20 Accumulated Other Comprehensive Loss

A summary of the changes in Accumulated other comprehensive loss (net of tax) for the three years ended December 31, 2024 is provided below (in millions):

(Debit) credit	Cash Flow Hedge (Loss) Gain	Unrealized Gain (Loss) on Available-for-Sale Securities	Pension and Post Retirement Benefit Plan Adjustment	Cumulative Translation Adjustment	Total
BALANCE AT DECEMBER 31, 2021	$ 0.4	$ 0.6	$ (202.8)	$ (129.0)	$ (330.8)
Other comprehensive income (loss) before reclassifications	1.2	(1.4)	(0.6)	(27.9)	(28.7)
Amounts reclassified from accumulated other comprehensive loss	(1.0)	—	14.8	0.5	14.3
Current period other comprehensive income (loss)	0.2	(1.4)	14.2	(27.4)	(14.4)
BALANCE AT DECEMBER 31, 2022	$ 0.6	$ (0.8)	$ (188.6)	$ (156.4)	$ (345.2)
Other comprehensive income (loss) before reclassifications	(0.3)	0.6	2.5	22.9	25.7
Amounts reclassified from accumulated other comprehensive loss	(0.6)	—	7.7	—	7.1
Current period other comprehensive income (loss)	(0.9)	0.6	10.2	22.9	32.8
BALANCE AT DECEMBER 31, 2023	$ (0.3)	$ (0.2)	$ (178.4)	$ (133.5)	$ (312.4)
Other comprehensive income (loss) before reclassifications	1.8	(0.1)	(22.5)	(60.3)	(81.1)
Amounts reclassified from accumulated other comprehensive loss	(0.5)	—	7.5	—	7.0
Current period other comprehensive income (loss)	1.3	(0.1)	(15.0)	(60.3)	(74.1)
BALANCE AT DECEMBER 31, 2024	$ 1.0	$ (0.3)	$ (193.4)	$ (193.8)	$ (386.5)

A summary of the gain (loss) reclassifications out of Accumulated other comprehensive loss for the two years ended December 31 is provided below (in millions):

Details about Accumulated Other Comprehensive Loss Components		2024		2023	Location of Gain (Loss) Reclassified into Income
Cash flow hedges gain (loss):					
Forward exchange contracts	$	0.6	$	0.9	Cost of goods sold
		0.6		0.9	Total before tax
		(0.1)		(0.3)	Tax (expense) benefit
	$	**0.5**	$	**0.6**	Gain (loss) net of tax
Amortization of defined benefit pension and post retirement benefit items:					
Prior-service credits	$	(0.4)[a]	$	(0.4)[a]	
Actuarial gains/(losses)		(9.5)[a]		(9.8)[a]	
		(9.9)		(10.2)	Total before tax
		2.4		2.5	Tax benefit (expense)
	$	**(7.5)**	$	**(7.7)**	(Loss) gain net of tax
Gains (losses) reclassified into earnings	$	**(7.0)**	$	**(7.1)**	(Loss) gain net of tax

(a) These accumulated other comprehensive loss components are included in the computation of net periodic pension cost (see Note 12 — Retirement Benefits for additional details).

NOTE 21 Industry Segments and Geographic Area Information

Nature of Operations

The Company is a global manufacturer of quality electrical products and utility solutions for a broad range of customer and end-market applications. Products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Puerto Rico, China, Mexico, the UK, Brazil, Australia, Spain, Ireland and the Republic of the Philippines. The Company also participates in joint ventures in Hong Kong and the Republic of the Philippines and maintains offices in Singapore, Italy, China, India, Mexico, South Korea, Chile and countries in the Middle East. Each of the above references to manufacturing locations, joint venture participation, and office locations relate to the three year period ending December 31, 2024.

The Company's reporting segments consist of the Utility Solutions segment and the Electrical Solutions segment, as described below. This segment structure reflects the financial information and reports used by the Company's management, specifically its chief operating decision maker (CODM), to make decisions regarding the Company's business, including resource allocations and performance assessments, in compliance with ASC 280, Segment Reporting. The Company's CODM is the Chairman of the Board, President and Chief Executive Officer.

The Company's method for measuring profitability on a reportable segment basis and used by the CODM to assess performance and allocate resources is operating income. This measure is used to monitor performance compared to prior period, forecasted results, and the annual plan.

The Utility Solutions segment consists of businesses that design, manufacture, and sell a wide variety of electrical distribution, transmission, substation, and telecommunications products, which support applications In Front of the Meter. This includes utility transmission & distribution (T&D) components such as arresters, insulators, connectors, anchors, bushings, enclosures, cutouts and switches. The Utility Solutions segment also offers solutions that serve The Edge of the utility infrastructure, including smart meters, communications systems, and protection and control devices. Hubbell Utility Solutions supports the electrical distribution, electrical transmission, water, gas distribution, telecommunications, and solar and wind markets.

Hubbell Electrical Solutions is positioned Behind the Meter, providing key components to building operators and industrial customers that enable them to manage their energy and operate critical infrastructure more efficiently and effectively. The Electrical Solutions segment comprises businesses that sell stock and custom products including standard and special application wiring device products, rough-in electrical products, connector and grounding products, as well as other electrical equipment.

Products of the Electrical Solutions segment have applications in the light industrial, non-residential, wireless communications, transportation, data center, and heavy industrial markets. Electrical Solutions segment products are typically used in and around industrial, commercial and institutional facilities by electrical contractors, maintenance personnel, electricians, utilities, and telecommunications companies. In addition, certain of our businesses design and manufacture industrial controls and communication systems used in the non-residential and industrial markets. Many of these products are designed such that they can also be used in harsh and hazardous locations where a potential for fire and explosion exists due to the presence of flammable gasses and vapors. Harsh and hazardous products are primarily used in the oil and gas (onshore and offshore) and mining industries. We also offer a variety of wiring devices and electrical products that have residential and utility applications.

These products are sold under various brands and/or trademarks and are primarily sold through electrical and industrial distributors, home centers, retail and hardware outlets, and residential product oriented internet sites. Special application products are primarily sold through wholesale distributors to contractors, industrial customers and original equipment manufacturers ("OEMs").

Financial Information

Financial information by industry segment, product class and geographic area for each of the three years ended December 31, 2024, 2023 and 2022 is summarized below (in millions). When reading the data the following items should be noted:

- Net sales comprise sales to unaffiliated customers — inter-segment and inter-area sales are not significant.
- Segment operating income consists of Net sales less operating expenses, including total corporate expenses, which are generally allocated to each segment on the basis of the segment's percentage of consolidated Net sales. Interest expense and investment income and other expense, net have not been allocated to segments as these items are centrally managed by the Company.
- General corporate assets not allocated to segments are principally cash, prepaid pensions, investments and deferred taxes. These assets have not been allocated as they are centrally managed by the Company.

INDUSTRY SEGMENT DATA

	2024	2023	2022
Net Sales:			
Utility Solutions	$ 3,600.7	$ 3,261.7	$ 2,871.1
Electrical Solutions	2,027.8	2,111.2	2,076.8
TOTAL NET SALES	**$ 5,628.5**	**$ 5,372.9**	**$ 4,947.9**
Cost of Goods Sold:			
Utility Solutions	$ 2,420.4	$ 2,121.6	$ 2,061.6
Electrical Solutions	1,304.0	1,363.2	1,414.7
TOTAL COST OF GOODS SOLD	**$ 3,724.4**	**$ 3,484.8**	**$ 3,476.3**
Gross Profit:			
Utility Solutions	$ 1,180.3	$ 1,140.1	$ 809.5
Electrical Solutions	723.8	748.0	662.1
TOTAL GROSS PROFIT	**$ 1,904.1**	**$ 1,888.1**	**$ 1,471.6**
Selling and Administrative Expenses:			
Utility Solutions	$ 450.5	$ 433.5	$ 371.3
Electrical Solutions	362.0	416.1	391.2
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	**$ 812.5**	**$ 849.6**	**$ 762.5**
Operating Income:			
Utility Solutions	$ 729.8	$ 706.6	$ 438.2
Electrical Solutions	361.8	331.9	270.9
Total Operating Income	**$ 1,091.6**	**$ 1,038.5**	**$ 709.1**
Loss on disposition of business (Note 4)	(5.3)	—	—
Pension charge (Note 12)	—	—	(7.0)
Interest expense, net	(73.8)	(36.7)	(49.6)
Other (expense) income, net	(7.2)	(18.5)	4.5
INCOME BEFORE INCOME TAXES	**$ 1,005.3**	**$ 983.3**	**$ 657.0**
Assets:			
Utility Solutions	$ 4,478.2	$ 4,601.1	$ 3,011.9
Electrical Solutions	1,865.6	1,923.1	1,972.9
General Corporate	335.3	389.8	417.8
TOTAL ASSETS	**$ 6,679.1**	**$ 6,914.0**	**$ 5,402.6**
Capital Expenditures:			
Utility Solutions	$ 100.3	$ 97.3	$ 86.9
Electrical Solutions	75.0	64.8	39.5
General Corporate	5.1	3.6	2.9
TOTAL CAPITAL EXPENDITURES	**$ 180.4**	**$ 165.7**	**$ 129.3**
Depreciation and Amortization:			
Utility Solutions	$ 164.5	$ 103.4	$ 99.2
Electrical Solutions	47.6	46.3	49.3
TOTAL DEPRECIATION AND AMORTIZATION	**$ 212.1**	**$ 149.7**	**$ 148.5**

GEOGRAPHIC AREA DATA

	2024	2023	2022
Net Sales:			
United States	$ 5,159.3	$ 4,922.4	$ 4,536.4
International	469.2	450.5	411.5
TOTAL NET SALES	**$ 5,628.5**	**$ 5,372.9**	**$ 4,947.9**
Operating Income:			
United States	$ 1,007.0	$ 937.0	$ 598.5
International	84.6	101.5	110.6
TOTAL OPERATING INCOME	**$ 1,091.6**	**$ 1,038.5**	**$ 709.1**
Long-lived Assets:			
United States	$ 4,128.9	$ 4,250.7	$ 2,983.5
International	457.3	488.8	392.3
TOTAL LONG-LIVED ASSETS	**$ 4,586.2**	**$ 4,739.5**	**$ 3,375.8**

On a geographic basis, the Company defines "international" as operations based outside of the United States and its possessions. As a percentage of total Net sales, shipments from foreign operations directly to third parties were 8% in 2024, 8% in 2023 and 8% in 2022, with Canadian, the UK, and Brazilian operations representing approximately 28%, 26%, and 20% respectively, of 2024 total international Net sales.

Long-lived assets, excluding deferred tax assets, of international subsidiaries were 10% of the consolidated total in 2024, 10% in 2023 and 12% in 2022, with the UK, Brazil, and Spain operations representing approximately 20%, 17%, and 13%, respectively, of the international total in 2024. Export sales from United States operations were $396.0 million in 2024, $345.6 million in 2023 and $253.0 million in 2022.

NOTE 22 Guarantees

The Company records a liability equal to the fair value of guarantees in the Consolidated Balance Sheet in accordance with the accounting guidance for guarantees. When it is probable that a liability has been incurred and the amount can be reasonably estimated, the Company accrues for costs associated with guarantees. The most likely costs to be incurred are accrued based on an evaluation of currently available facts and, where no amount within a range of estimates is more likely, the minimum is accrued.

As of December 31, 2024, the fair value and maximum potential payment related to the Company's guarantees were not material.

The Company offers product warranties which cover defects on most of its products. These warranties primarily apply to products that are properly installed, maintained and used for their intended purposes. The Company accrues estimated warranty costs at the time of sale. Estimated warranty expenses, recorded in cost of goods sold, are based upon historical information such as past experience, product failure rates, or the estimated number of units to be repaired or replaced. Adjustments are made to the product warranty accrual as claims are incurred, additional information becomes known or as historical experience indicates.

Changes in the accrual for product warranties for the two years ended December 31 are set forth below (in millions):

BALANCE AT DECEMBER 31, 2022	**$ 46.2**
Provision	6.1
Expenditures/other	(13.1)
BALANCE AT DECEMBER 31, 2023	**$ 39.2**
Provision	12.8
Expenditures/other	(10.3)
BALANCE AT DECEMBER 31, 2024[a]	**$ 41.7**

(a) Refer to Note 10 – Other Accrued Liabilities and Note 11 – Other Non-Current Liabilities for a breakout of short-term and long-term warranties.

NOTE 23 Restructuring Costs

During 2024, we incurred costs for restructuring actions initiated in 2024 as well as costs relating to restructuring actions initiated in the prior year. Our restructuring actions are associated with cost reduction efforts that include the consolidation of manufacturing and distribution facilities, as well as, workforce reductions and the sale or exit of business units we determine to be non-strategic. Restructuring costs are primarily severance and employee benefits, asset impairments, as well as facility closure, contract termination and certain pension costs that are directly related to

restructuring actions. These costs are predominantly settled in cash from our operating activities and are generally settled within one year, with the exception of asset impairments, which are non-cash.

Pre-tax restructuring costs incurred in each of our segments and the location of the costs in the Consolidated Statement of Income for the years ended December 31, 2024, 2023 and 2022 are as follows (in millions):

	Twelve Months Ended December 31, 2024			Twelve Months Ended December 31, 2023			Twelve Months Ended December 31, 2022		
	Utility Solutions	Electrical Solutions	Total	Utility Solutions	Electrical Solutions	Total	Utility Solutions	Electrical Solutions	Total
Restructuring costs									
Cost of goods sold	$ 3.2	$ 6.1	$ 9.3	$ 2.7	$ 1.7	$ 4.4	$ 4.5	$ 5.4	$ 9.9
S&A expense	1.3	2.2	3.5	0.2	0.8	1.0	(0.5)	0.9	0.4
TOTAL RESTRUCTURING COSTS	**$ 4.5**	**$ 8.3**	**$ 12.8**	**$ 2.9**	**$ 2.5**	**$ 5.4**	**$ 4.0**	**$ 6.3**	**$ 10.3**

The following table summarizes the accrued liabilities for our restructuring actions (in millions):

	Beginning Accrued Restructuring Balance 1/1/24	Pre-tax Restructuring Costs	Utilization and Foreign Exchange	Ending Accrued Restructuring Balance 12/31/24
2024 Restructuring Actions				
Severance	$ —	$ 10.1	$ (6.9)	$ 3.2
Asset write-downs	—	—	—	—
Facility closure and other costs	—	0.8	(0.7)	0.1
TOTAL 2024 RESTRUCTURING ACTIONS	**$ —**	**$ 10.9**	**$ (7.6)**	**$ 3.3**
2023 and Prior Restructuring Actions				
Severance	$ 3.9	$ 1.1	$ (3.7)	$ 1.3
Asset write-downs	—	—	—	—
Facility closure and other costs	0.1	0.8	(0.9)	—
TOTAL 2023 AND PRIOR RESTRUCTURING ACTIONS	**$ 4.0**	**$ 1.9**	**$ (4.6)**	**$ 1.3**
TOTAL RESTRUCTURING ACTIONS	**$ 4.0**	**$ 12.8**	**$ (12.2)**	**$ 4.6**

The actual and expected pre-tax costs for our restructuring actions are as follows (in millions):

	Expected Costs		Costs incurred in 2022		Costs incurred in 2023		Costs incurred in 2024		Remaining costs at 12/31/24
2024 Restructuring Actions									
Utility Solutions	$	4.1	$	—	$	—	$	4.1	$	—
Electrical Solutions		8.4		—		—		6.8		1.6
TOTAL 2024 RESTRUCTURING ACTIONS	**$**	**12.5**	**$**	**—**	**$**	**—**	**$**	**10.9**	**$**	**1.6**
2023 Restructuring Actions									
Utility Solutions	$	1.0	$	—	$	—	$	0.4	$	0.6
Electrical Solutions		3.5		—		1.2		1.5		0.8
TOTAL 2023 RESTRUCTURING ACTIONS	**$**	**4.5**	**$**	**—**	**$**	**1.2**	**$**	**1.9**	**$**	**1.4**
2022 and Prior Restructuring Actions									
Utility Solutions	$	6.9	$	4.0	$	2.9	$	—	$	—
Electrical Solutions		7.6		6.3		1.3		—		—
TOTAL 2022 AND PRIOR RESTRUCTURING ACTIONS	**$**	**14.5**	**$**	**10.3**	**$**	**4.2**	**$**	**—**	**$**	**—**
TOTAL RESTRUCTURING ACTIONS	**$**	**31.5**	**$**	**10.3**	**$**	**5.4**	**$**	**12.8**	**$**	**3.0**

NOTE 24 Leases

Our operating leases primarily consist of office space, certain manufacturing facilities, and vehicles. Our finance leases are not material. The term of our operating leases is generally 10 years or less, in some cases, with options to extend the term for up to 5 years, or options to terminate after one year without penalty. In general, our vehicle lease payments contain a monthly base rent payment. Certain other lease agreements contain variable payments related to a consumer price index or similar metric. Any change in payment amounts as a result of a change in a rate or index are considered variable lease payments and recognized as profit or loss when incurred.

Rent expense for operating leases in the Consolidated Statements of Income for the years ended December 31, 2024, December 31, 2023, and December 31, 2022 were $41.9 million, $37.7 million, and $35.7 million, respectively. Cash paid for operating leases for the year ended December 31, 2024, December 31, 2023, and December 31, 2022 were $41.6 million, $34.8 million, and $36.3 million reported as cash outflows from operating activities in the Consolidated Statements of Cash Flows. Right-of-use ("ROU") assets obtained in exchange for lease obligations for the year ended December 31, 2024 and December 31, 2023 were $37.5 million and $79.8 million, respectively, which includes $1.4 million related to acquisitions in 2023.

Amounts recognized for operating leases in the Consolidated Balance Sheets is as follows (in millions):

	December 31, 2024	December 31, 2023
Operating lease right-of-use assets	$ 146.2	$ 147.1
TOTAL ASSETS	**$ 146.2**	**$ 147.1**
Other accrued liabilities	$ 34.2	$ 30.6
Other non-current liabilities	117.3	118.8
TOTAL LIABILITIES	**$ 151.5**	**$ 149.4**

The weighted average remaining lease term as of December 31, 2024 and December 31, 2023 for operating leases were 4.7 and 4.8 years, respectively. The weighted average discount rate used to measure the ROU asset and lease liability for operating leases was 3.8% as of December 31, 2024 and 3.8% as of December 31, 2023.

Future maturities of our operating lease liabilities as of December 31, 2024 are as follows (in millions):

	2025	2026	2027	2028	2029	Thereafter	Total Payments	Imputed Interest	Total
Operating Leases	$39.9	35.3	29.6	25.3	16.7	24.0	170.8	(19.3)	$151.5

Future maturities of our operating lease liabilities as of December 31, 2023 are as follows (in millions):

	2024	2025	2026	2027	2028	Thereafter	Total Payments	Imputed Interest	Total
Operating Leases	$36.2	32.9	27.1	23.8	20.5	27.0	167.5	(18.1)	$149.4

NOTE 25 Subsequent Events

In February 2025, the Company acquired Ventev for approximately $72 million. Ventev designs and manufactures network infrastructure products, including radio enclosures, power products, cables, and antennas. The Ventev business will be added to the Electrical Solutions segment.

Item 9   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A   Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures which, by their nature, can provide only reasonable assurance that the controls and procedures will meet their objectives.

The Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this report on Form 10-K. Based upon that evaluation, each of the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective at a reasonable assurance level. Management's annual report on internal control over financial reporting and the independent registered public accounting firm's audit report on the effectiveness of our internal control over financial reporting as of December 31, 2024 are included in Item 8 of this Annual Report on Form 10-K, and are incorporated herein by reference.

There has been no change in the Company's internal control over financial reporting that occurred during the fiscal year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B   Other Information

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10 Directors, Executive Officers and Corporate Governance

Certain of the information required by this item regarding executive officers is included under the subheading "Information about our Executive Officers" at the end of Part I of this Form 10-K and the remaining required information is incorporated by reference from our definitive proxy statement to be filed in connection with the Company's 2025 annual meeting of shareholders.

Item 11 Executive Compensation

The information required by this item is incorporated by reference from our definitive proxy statement to be filed in connection with the Company's 2025 annual meeting of shareholders.

Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 with respect to the Company's common stock that may be issued under the Company's equity compensation plans (in thousands, except per share amounts):

Plan Category	A Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	B Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	C Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Shareholders[a]	672 [c][d]	$ 198.12 [e]	1,162 [c]
Equity Compensation Plans Not Approved by Shareholders[b]	55 [c][f]	—	122 [c]
TOTAL	**727**	**$ 198.12**	**1,284**

(a) The Company's 2005 Incentive Award Plan as amended and restated.

(b) The Company's Deferred Compensation Plan for Directors as amended and restated. The plan provides directors the opportunity to defer the payment of earned compensation that is later payable in the form of Common Stock. For a more detailed description of the material features of the plan, the information is incorporated by reference to the subheading "Deferred Compensation Plan" of the definitive proxy statement for the Company's 2025 annual meeting of shareholders.

(c) Hubbell Common Stock.

(d) Includes approximately 183,000 performance share awards assuming a maximum payout target. The maximum payout target may not be achieved for all of these awards.

(e) Weighted average exercise price excludes performance share awards included in column A.

(f) Represents amount of shares currently deferred under this plan. These shares are not included in the total weighted average exercise price included in column B.

The remaining information required by this item is incorporated by reference to the subheading "Stock Ownership Information" of the definitive proxy statement for the Company's 2025 annual meeting of shareholders.

Item 13   Certain Relationships and Related Transactions and Director Independence

The information required by this item is incorporated by reference from our definitive proxy statement to be filed in connection with the Company's 2025 annual meeting of shareholders.

Item 14   Principal Accountant Fees and Services

The information required by this item is incorporated by reference from our definitive proxy statement to be filed in connection with the Company's 2025 annual meeting of shareholders.

PART IV

Item 15   Exhibits and Financial Statement Schedule

1. Financial Statements and Schedule

Financial statements and schedule listed in the Index to Financial Statements and Schedule are filed as part of this Annual Report on Form 10-K.

2. Exhibits

| | | Incorporated by Reference | | | | Filed/ |
Number	Description	Form	File No.	Exhibit	Filing Date	Furnished Herewith
2.1††	Stock Purchase Agreement, by and among Hubbell Power Systems, Inc., Northern Star Parent Holdings, LLC and, Hubbell Incorporated, dated October 28, 2023	8-K	001-02958	2.1	10/30/2023	
3.1	Amended and Restated Certificate of Incorporation, as amended and restated as of December 23, 2015	8-A12B	001-02958	3.1	12/23/2015	
3.2	Amended and Restated By-Laws of Hubbell Incorporated, effective February 15, 2023	8-K	001-02958	3.1	2/22/2023	
4.1	Senior Indenture, dated as of September 15, 1995, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. (successor as trustee to JPMorgan Chase Bank N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank)), as trustee	S-4	333-90754	4a	6/18/2002	
4.2	Second Supplemental Indenture, dated as of November 17, 2010, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. (successor as trustee to JPMorgan Chase Bank N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank))), as trustee, including the form of 3.625% Senior Notes due 2022	8-K	001-02958	4.2	11/17/2010	
4.3	Third Supplemental Indenture, dated as of March 1, 2016, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. (successor as trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank))), as trustee	8-K	001-02958	4.2	3/1/2016	
4.4	Form of 3.350% Senior Notes due 2026	8-K	001-02958	4.3	3/1/2016	
4.5	Fourth Supplemental Indenture, dated as of August 3, 2017, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. (successor as trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank))), as trustee.	8-K	001-02958	4.2	8/3/2017	

Number	Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
4.6	Form of 3.150% Senior Notes due 2027	8-K	001-02958	4.3	8/3/2017	
4.7	Fifth Supplemental Indenture, dated as of February 2, 2018, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. (successor as trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank))), as trustee.	8-K	001-02958	4.2	2/2/2018	
4.8	Form of 3.500% Senior Notes due 2028	8-K	001-02958	4.3	2/2/2018	
4.9	Sixth Supplemental Indenture, dated as of March 12, 2021, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. (successor as trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank))), as trustee.	8-K	001-02958	4.2	3/12/2021	
4.10	Form of 2.300% Senior Notes due 2031.	8-K	001-02958	4.2	3/12/2021	
4.11	Description of Registered Securities	10-K	001-02958	4.11	2/08/2024	*
10.1†	Hubbell Incorporated Retirement Plan for Directors, as amended and restated effective January 1, 2005	10-Q	001-02958	10i	10/26/2007	
10.2†	Hubbell Incorporated Deferred Compensation Plan for Directors, as amended and restated effective December 23, 2015	POS AM	333-206898	4.4	12/24/2015	
10.3†	Hubbell Incorporated Executive Deferred Compensation Plan, as amended and restated effective January 1, 2016	10-K	001-02958	10.5	2/18/2016	
10.3(a)†	Amendment 1, dated December 4, 2019, to Hubbell Incorporated Executive Deferred Compensation Plan, as amended and restated effective January 1, 2016	10-K	001-02958	10.4(a)	2/14/2020	
10.4†	Hubbell Incorporated Amended and Restated Top Hat Restoration Plan, as amended and restated effective January 1, 2005	10-Q	001-02958	10w	10/26/2007	
10.4(a)†	Amendment, dated December 28, 2010, to Hubbell Incorporated Amended and Restated Top Hat Restoration Plan, as amended and restated effective January 1, 2005	10-K	001-02958	10w(1)	2/16/2011	
10.4(b)†	Second Amendment, dated January 17, 2017, to Hubbell Incorporated Amended and Restated Top Hat Restoration Plan, as amended and restated effective January 1, 2005	10-K	001-02958	10.5(b)	2/16/2017	
10.4(c)†	Third Amendment, dated December 4, 2019, to Hubbell Incorporated Amended and Restated Top Hat Restoration Plan, as amended and restated effective January 1, 2005	10-K	001-02958	10.5(c)	2/14/2020	
10.5†	Hubbell Incorporated Incentive Compensation Plan, adopted effective January 1, 2002	10-K	001-02958	10z	3/20/2002	
10.5(a)†	First Amendment, dated December 4, 2019, to Hubbell Incorporated Incentive Compensation Plan, adopted effective January 1, 2002	10-K	001-02958	10.6(a)	2/14/2020	
10.6†	Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated effective December 4, 2019	10-K	001-02958	10.7	2/14/2020	
10.7†	Form of Restricted Stock Award Agreement for Directors under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated	10-K	001-02958	10.7	2/8/2024	*

Number	Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
		Incorporated by Reference				
10.8†	Form of Performance Share Award Agreement under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated					*
10.9†	Form of Restricted Stock Award Agreement under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated (cliff)					*
10.10†	Form of Restricted Stock Award Agreement under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated (incremental)					*
10.11†	Form of Stock Appreciation Rights Award Agreement under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated					*
10.12†	Hubbell Incorporated Defined Contribution Restoration Plan, as amended and restated effective December 8, 2015	10-K	001-02958	10.16	2/18/2016	
10.12(a)†	First Amendment, dated January 17, 2017 and effective as of January 1, 2017, to Hubbell Incorporated Defined Contribution Restoration Plan, as amended and restated effective December 8, 2015	10-K	001-02958	10.14(a)	2/16/2017	
10.12(b)†	Second Amendment, dated December 4, 2019, to Hubbell Incorporated Defined Contribution Restoration Plan, as amended and restated effective December 8, 2015	10-K	001-02958	10.12(b)	2/14/2020	
10.12(c)†	Third Amendment, dated February 10, 2021, to Hubbell Incorporated Defined Contribution Restoration Plan, as amended and restated effective December 8, 2015.	10-Q	001-02958	10.2	4/28/2021	
10.13†	Hubbell Incorporated Policy for Providing Severance Payments to Senior Employees, as amended and restated effective December 4, 2019.	10-K	001-02958	10.14	2/14/2020	
10.14†	Amended and Restated Change in Control Severance Agreement, dated as of December 29, 2022, between Hubbell Incorporated and Gerben W. Bakker	8-K	001-02958	10.1	12/30/2022	
10.15†	Change in Control Severance Agreement, dated as of July 1, 2023, between Hubbell Incorporated and Gregory A. Gumbs	10-K	001-02958	10.19	2/8/2024	*
10.16†	Amended and Restated Change in Control Severance Agreement, dated as of December 29, 2022, between Hubbell Incorporated and Katherine A. Lane	8-K	001-02958	10.3	12/30/2022	
10.17†	Change in Control Severance Agreement, dated as of July 1, 2023, between Hubbell Incorporated and Mark E. Mikes	10-K	001-02958	10.21	2/8/2024	*
10.18†	Amended and Restated Change in Control Severance Agreement, dated as of December 29, 2022, between Hubbell Incorporated and William R. Sperry	8-K	001-02958	10.4	12/30/2022	
10.19	Credit Agreement dated as of January 31, 2018, among Hubbell Incorporated, Hubbell Power Holdings S.à r.l., Harvey Hubbell Holdings S.à r.l., the Lenders party hereto, the Issuing Banks party hereto and JPMorgan Chase Bank, N.A., as Administrative Agent.	8-K	001-02958	99.2	1/31/2018	
10.20	First Amendment, dated as of January 10, 2018, by and among Hubbell Incorporated, Hubbell Power Holdings S.à r.l., and Harvey Hubbell Holdings S.à r.l, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.	8-K	001-02958	10.1	1/11/2018	
19.1	Insider Trading Policy					*
21.1	List of subsidiaries					*
23.1	Consent of PricewaterhouseCoopers LLP					*

Number	Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
		Incorporated by Reference				
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
97.1	Compensation Recovery Policy, effective December 1, 2023	10-K	001-02958	97.1	2/8/2024	8-K
101	The following materials from Hubbell Incorporated's Annual Report on Form 10-K for the year ended December 31, 2024 formatted in Inline Extensible Business Reporting Language (iXBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Changes in Equity, and (vi) Notes to the Consolidated Financial Statements.					*
104	The cover page of this Annual Report on Form 10-K for the year end December 31, 2024, formatted in Inline XBRL (included within the Exhibit 101 attachments)					*

† A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(a)(3) of Form 10-K.

†† Schedules and attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and attachments upon request by the U.S. Securities and Exchange Commission; provided, that Hubbell may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules so furnished.

* Filed herewith.

** Furnished herewith.

Item 16 FORM 10-K SUMMARY

None.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUBBELL INCORPORATED

By   /s/ JONATHAN M. DEL NERO

Jonathan M. Del Nero
Vice President, Controller

By   /s/ WILLIAM R. SPERRY

William R. Sperry
*Executive Vice President,
Chief Financial Officer*

Date: February 13, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.[1]

		Title	Date
By	/s/ G. W. BAKKER **G. W. Bakker**	*Chairman of the Board, President and Chief Executive Officer*	2/13/2025
By	/s/ W. R. SPERRY **W. R. Sperry**	*Executive Vice President, Chief Financial Officer*	2/13/2025
By	/s/ J. M. DEL NERO **J. M. Del Nero**	*Vice President, Controller (Principal Accounting Officer)*	2/13/2025
By	/s/ C. M. CARDOSO **C. M. Cardoso**	*Director*	2/13/2025
By	/s/ D. L. DIAL **D. L. Dial**	*Director*	2/13/2025
By	/s/ A. J. GUZZI **A. J. Guzzi**	*Director*	2/13/2025
By	/s/ R. A. HERNANDEZ **R. A. Hernandez**	*Director*	2/13/2025
By	/s/ N. J. KEATING **N. J. Keating**	*Director*	2/13/2025
By	/s/ B. C. LIND **B. C. Lind**	*Director*	2/13/2025
By	/s/ J. F. MALLOY **J. F. Malloy**	*Director*	2/13/2025
By	/s/ J. M. POLLINO **J. M. Pollino**	*Director*	2/13/2025
By	/s/ G. J. ROCHOW **G. J. Rochow**	*Director*	2/13/2025

(1) As of February 13, 2025.

Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2022, 2023 and 2024

Reserves deducted in the balance sheet from the assets to which they apply (in millions):

	Balance at Beginning of Year	Additions / (Reversals) Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowances for doubtful accounts receivable:				
Year 2022	$ 10.6	$ 7.2	$ (3.5)	$ 14.3
Year 2023	$ 14.3	$ (0.2)	$ (2.5)	$ 11.6
Year 2024	$ 11.6	$ 1.3	$ (1.6)	$ 11.3
Allowance for credit memos, returns and cash discounts:				
Year 2022	$ 34.7	$ 365.1	$ (355.7)	$ 44.1
Year 2023	$ 44.1	$ 365.5	$ (371.4)	$ 38.2
Year 2024	$ 38.2	$ 356.7	$ (359.7)	$ 35.2
Valuation allowance on deferred tax assets:				
Year 2022	$ 32.6	$ (0.4)	$ —	$ 32.2
Year 2023	$ 32.2	$ 5.2	$ —	$ 37.4
Year 2024	$ 37.4	$ (0.6)	$ (2.7)	$ 34.1

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Corporate **Information**

OFFICERS

Gerben W. Bakker
Chairman, President and
Chief Executive Officer

Alexis P. Bernard
Chief Technology Officer

Jonathan M. Del Nero
Vice President,
Corporate Controller

Alyssa R. Flynn
Chief Human Resources Officer

Gregory A. Gumbs
President,
Utility Solutions Segment

Katherine A. Lane
Senior Vice President,
General Counsel and Secretary

Drew M. Marquardt
Chief Information Officer

Mark E. Mikes
President,
Electrical Solutions Segment

Guillermo Locht
Vice President, Global
Operations

Jonathon B. Murphy
Treasurer

William R. Sperry
Executive Vice President,
Chief Financial Officer

Terriel D. Watson
Vice President,
Customer Experience

ANNUAL MEETING

The next annual meeting of the shareholders of Hubbell Incorporated will be held at **Hubbell Incorporated, 40 Waterview Drive, Shelton, CT 06484 at 9:00 a.m., on Tuesday, May 6, 2025**. A formal notice of the meeting and proxy materials will be available to each shareholder at **www.proxyvote.com**, and will be mailed to any shareholder who requests a printed copy.

SHAREHOLDER SERVICES

As a Hubbell shareholder, you are invited to take advantage of our convenient shareholder services or request more information about Hubbell Incorporated. Computershare, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder-related services at no charge, including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment

- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

Access your investor statements online 24 hours a day, seven days a week. Enrollment is quick and easy. For more information, go to: **www-us.computershare.com/investor.**

REGISTRAR AND TRANSFER AGENT

Computershare
800-874-1136
**www-us.computershare.com/
investor**

By Regular Mail:
Computershare
PO Box 43078
Providence RI 02940-3078

By Overnight Mail:
Computershare
150 Royall St., Suite 101e
Canton, MA 02021

MARKET LISTING

Ticker: **HUBB**
The New York Stock Exchange
11 Wall Street
New York, NY 10005

DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment Plan is available to shareholders of
Hubbell Incorporated.

For details, contact:

Corporate Secretary
Hubbell Incorporated
40 Waterview Drive, Shelton, CT 06484

Hubbell Incorporated
40 Waterview Drive
Shelton, CT 06484
Hubbell.com

